Form 40-F/A
period 2004-12-31
TRANSCANADA CORP
filed 2005-07-29
CIK 1232384

QuickLinks -- Click here to rapidly navigate through this document

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F/A
Amendment No. 1

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

☐ Annual Information Form                    ☒ Audited annual financial statements

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

        The documents (or portions thereof) forming part of this Form 40-F/A are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Form	Registration No.
S-8	33-00958
S-8	333-5916
S-8	333-8470
S-8	333-9130
F-3	33-13564
F-3	333-6132

EXPLANATORY NOTE

        TransCanada Corporation ("TransCanada") is filing this Form 40-F/A Amendment No. 1 to its Annual Report on Form 40-F for the year ended December 31, 2004 which was filed with the Securities and Exchange Commission on March 14, 2005, to refile its 2004 Consolidated Financial Statements, which contains a restated Note 22 (U.S. GAAP). The restatement relates to the reporting of TransCanada's investment in TransCanada Power, L.P. For U.S. generally accepted accounting principles (GAAP) purposes, certain transactions involving TransCanada Power, L.P., in the period 1997 to 2001, should have been accounted for differently than under Canadian GAAP. This has been corrected on a retroactive basis. The restated Note 22 has no impact on TransCanada's 2004 financial statements as prepared under Canadian GAAP or on total shareholders' equity at December 31, 2004 as prepared under U.S. GAAP.

        Other than as expressly set forth above, this Form 40-F/A does not, and does not purport to, update, or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

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

TRANSCANADA CORPORATION
Per:	/s/ Russell K. Girling RUSSELL K. GIRLING, Executive Vice-President, Corporate Development and Chief Financial Officer
Date: July 29, 2005

DOCUMENTS FILED AS PART OF THIS REPORT

13.1	Restated 2004 Consolidated Audited Financial Statements (included on pages 68 through 108 of the TransCanada 2004 Annual Report to Shareholders).
13.2	U.S. GAAP reconciliation of the Restated 2004 Consolidated Audited Financial Statements (included on pages 101 through 108 of the TransCanada 2004 Annual Report to Shareholders).
99.1	Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Difference.

EXHIBITS

23.1	Consent of KPMG LLP Chartered Accountants.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

AUDITORS’ REPORT

To the Shareholders of TransCanada Corporation

We have audited the consolidated balance sheets of TransCanada Corporation as at December 31, 2004 and 2003 and the consolidated statements of income, retained earnings and cash flows for the years in the three-year period ended December 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these revised consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Our previous report dated February 28, 2005 has been withdrawn and the financial statements have been revised as explained in note 22 to the revised consolidated financial statements.

Chartered Accountants

/s/ KPMG LLP

Calgary, Canada

February 28, 2005, except

as to note 22 which is

as of July 28, 2005

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

NOTE 22    U.S. GAAP (Restated(13))

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in some respects, differ from U.S. GAAP.  The effects of these differences on the Company’s financial statements are as follows.

Condensed Statement of Consolidated Income and Comprehensive Income in Accordance with U.S. GAAP(1)

Year ended December 31 (millions of dollars except	Restated	Restated	Restated
per share amounts)	2004	2003	2002
Revenues	4,700	4,919	4,565
Cost of sales	440	592	441
Other costs and expenses	1,638	1,663	1,532
Depreciation	857	819	729
	2,935	3,074	2,702
Operating income	1,765	1,845	1,863
Other (income)/expenses
Equity income(1)	(353)	(334)	(260)
Other expenses(2)(12)(13)	826	873	882
Dilution gain(12)	(40)	—	—
Income taxes	490	515	499
	923	1,054	1,121

Income from continuing operations - U.S. GAAP	842	791	742
Net income from discontinued operations - U.S. GAAP	52	50	—
Income before cumulative effect of the application of accounting changes in accordance with U.S. GAAP	894	841	742
Cumulative effect of the application of accounting changes, net of tax(3)	—	(13)	—
Net Income in Accordance with U.S. GAAP	894	828	742
Adjustments affecting comprehensive income under U.S. GAAP
Foreign currency translation adjustment, net of tax	(31)	(54)	1
Changes in minimum pension liability, net of tax(4)	72	(2)	(40)
Unrealized gain/(loss) on derivatives, net of tax(5)	1	8	(4)
Comprehensive Income in Accordance with U.S. GAAP	936	780	699

Net Income Per Share in Accordance with U.S. GAAP
Continuing operations	$1.74	$1.65	$1.55
Discontinued operations	0.11	0.10	—
Income before cumulative effect of the application of accounting changes in accordance with U.S. GAAP	$1.85	$1.75	$1.55
Cumulative effect of the application of accounting changes, net of tax(3)	—	(0.03)	—
Basic	$1.85	$1.72	$1.55
Diluted(6)	$1.84	$1.71	$1.54

Net Income Per Share in Accordance with Canadian GAAP
Basic	$2.13	$1.76	$1.56
Diluted	$2.12	$1.76	$1.55
Dividends per common share	$1.16	$1.08	$1.00

Reconciliation of Income from Continuing Operations

	Restated	Restated	Restated
Year ended December 31 (millions of dollars)	2004	2003	2002
Net Income from Continuing Operations in Accordance with Canadian GAAP	980	801	747
U.S. GAAP adjustments
Unrealized (loss)/gain on foreign exchange and interest rate derivatives(5)	(12)	(9)	30
Tax impact of (loss)/gain on foreign exchange and interest rate derivatives	4	3	(12)
Unrealized gain/(loss) on energy marketing contracts(3)	10	28	(21)
Tax impact of unrealized gain/(loss) on energy marketing contracts	(3)	(10)	8
Equity loss(7)	(2)	(18)	—
Tax impact of equity loss	—	6	—
Amortization of deferred gains related to Power LP(12)(13)	(3)	(10)	(10)
Deferred gains related to Power LP(12)(13)	(132)	—	—
Income from Continuing Operations in Accordance with U.S. GAAP	842	791	742

Condensed Statement of Consolidated Cash Flows in Accordance with U.S. GAAP

Year ended December 31 (millions of dollars)	2004	2003	2002
Cash Generated from Operations
Funds generated from continuing operations	1,529	1,619	1,610
Decrease in operating working capital	45	108	40
Net cash provided by continuing operations	1,574	1,727	1,650
Net cash (used in)/provided by discontinued operations	(6)	(17)	59
	1,568	1,710	1,709
Investing Activities
Net cash used in investing activities	(1,304)	(943)	(796)
Financing Activities
Net cash used in financing activities	(336)	(581)	(990)
Effect of Foreign Exchange Rate Changes on Cash and Short-Term Investments	(87)	(52)	(3)
(Decrease)/ Increase in Cash and Short-Term Investments	(159)	134	(80)
Cash and Short-Term Investments
Beginning of year	283	149	229
Cash and Short-Term Investments
End of year	124	283	149

Condensed Balance Sheet in Accordance with U.S. GAAP(1)

		Restated
December 31 (millions of dollars)	2004	2003
Current assets	908	1,020
Long-term investments(7)(8)	1,887	1,760
Plant, property and equipment	17,083	15,753
Regulatory asset(9)	2,606	2,721
Other assets	1,235	1,385
	23,719	22,639

Current liabilities(10)	2,573	2,135
Deferred amounts(3)(5)(8)(12)(13)	803	692
Long-term debt(5)	9,753	9,494
Deferred income taxes(9)	3,048	3,039
Preferred securities(11)	554	694
Non-controlling interests	465	471
Shareholders’ equity(12)(13)	6,523	6,114
	23,719	22,639

Statement of Other Comprehensive Income in Accordance with U.S. GAAP

(millions of dollars)	Cumulative Translation Account	Minimum Pension Liability (SFAS No. 87)	Cash Flow Hedges (SFAS No. 133)	Total
Balance at January 1, 2002	13	(56)	(9)	(52)
Changes in minimum pension liability, net of tax of $22(4)	—	(40)	—	(40)
Unrealized loss on derivatives, net of tax of $(1)(5)	—	—	(4)	(4)
Foreign currency translation adjustment, net of tax of nil	1	—	—	1
Balance at December 31, 2002	14	(96)	(13)	(95)

Changes in minimum pension liability, net of tax of $1(4)	—	(2)	—	(2)
Unrealized gain on derivatives, net of tax of nil(5)	—	—	8	8
Foreign currency translation adjustment, net of tax of $(64)	(54)	—	—	(54)
Balance at December 31, 2003	(40)	(98)	(5)	(143)

Changes in minimum pension liability, net of tax of $(39)(4)	—	72	—	72
Unrealized gain on derivatives, net of tax of $(3)(5)	—	—	1	1
Foreign currency translation adjustment, net of tax of $(44)	(31)	—	—	(31)
Balance at December 31, 2004	(71)	(26)	(4)	(101)

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

(2)          Other expenses included an allowance for funds used during construction of $3 million for the year ended December 31, 2004 (2003 - $2 million; 2002 - $4 million).

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

The accumulated benefit obligation for the Company’s DB Plans was $943 million at December 31, 2004 (2003 - $819 million).

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

During 2004, under the provisions of SFAS 133, net gains of $10 million (2003 - $47 million; 2002 - $38 million) from the hedges of changes in the fair value of long-term debt, and net losses of $18 million (2003 – $53 million; 2002 - $20 million) in the fair value of the hedged item were included in earnings for U.S. GAAP purposes as an adjustment to interest expense and foreign exchange losses.  No amounts of the derivatives’ gains or losses were excluded from the assessment of hedge effectiveness in fair value hedging relationships.

No amounts were included in income in 2004, 2003 and 2002 with respect to ineffectiveness of cash flow hedges.  For amounts included in other comprehensive income at December 31, 2004, $2 million (2003 - $9 million; 2002 - $(5) million) relates to the hedging of interest rate risk, $(3) million (2003 - $5 million; 2002 - $1 million) relates to the hedging of foreign exchange rate risk, and $2 million (2003 – $(6) million; 2002 – nil) relates to the hedging of energy price risk.  Of these amounts, $2 million is expected to be recorded in earnings during 2005.

At December 31, 2004, assets of $(29) million (2003 - $91 million) and liabilities of $(27) million (2003 - $93 million) were (reduced)/added for U.S. GAAP purposes to reflect the fair value of derivatives and the corresponding change in the fair value of hedged items.

(6)          Diluted net income per share in accordance with U.S. GAAP for the year ended December 31, 2004 consists of continuing operations - $1.73 per share (2003 - $1.61 per share; 2002 - $1.54 per share), and discontinued operations - $0.11 per share (2003 - $0.10 per share; 2002 – nil).

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

(8)          Effective January 1, 2003, the Company adopted the provisions of Financial Interpretation (FIN) 45 that require the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events.  The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003.  For U.S. GAAP purposes, the fair value of guarantees recorded as a liability at December 31, 2004 was $9 million (2003 - $4 million) and relates to the Company’s equity interest in Bruce Power.

(9)          Under U.S. GAAP, the Company is required to record a deferred income tax liability for its cost-of-service regulated businesses. As these deferred income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.

(10)    Current liabilities at December 31, 2004 include dividends payable of $146 million (2003 - $136 million) and current taxes payable of $260 million (2003 - $271 million).

(11)    The fair value of the preferred securities at December 31, 2004 was $572 million (2003 - $612 million).  The Company made preferred securities charges payments of $48 million for the year ended December 31, 2004 (2003 - $57 million; 2002 - $58 million).

(12)    The Company records its investment in Power LP using the proportionate consolidation method for Canadian GAAP purposes and as an equity investment for U.S. GAAP purposes.  During the period from 1997 to April 2004, the Company was obligated to fund the redemption of Power LP units in 2017.  As a result, under Canadian GAAP, TransCanada accounted for the issuance of units by Power LP to third parties as a sale of a future net revenue stream and the resulting gains were deferred and amortized to income over the period to 2017.  The redemption obligation was removed in April 2004 and the unamortized gains were recognized as income.  Under U.S. GAAP, any such gains in the period from 1997 to April 2004 are characterized as dilution gains and, because the Company was committed to fund the redemption of the units, the gains are recorded, on an after-tax basis, as equity transactions in shareholders’ equity.

The Company’s accounting policy for dilution gains is to record them as income for both Canadian and U.S. GAAP purposes, however, U.S. GAAP requires such gains to be recorded directly in equity if there is a contemplation of reacquisition of units.  With the removal of the redemption obligation in April 2004, subsequent issuances of units by Power LP are accounted for as dilution gains in income for both Canadian and U.S. GAAP purposes (see Note 8).

(13)    Correction of Error:

In the period 1997 to 2001, the Company recorded certain transactions involving Power LP as sales of a revenue stream for both Canadian and U.S. GAAP purposes.  For U.S. GAAP purposes, these transactions should have been accounted for as dilution gains (see footnote 12 above).  This has been corrected on a retroactive basis.  The impact on previously reported amounts for U.S. GAAP purposes is as follows:

(millions of dollars except per share amounts)	2004	2003	2002
Decrease in:
Income from continuing operations	135	10	10

Net income	135	10	10

Net income per share in accordance with U.S. GAAP
Continuing operations	$0.28	$0.02	$0.02
Discontinued operations	—	—	—

Basic	$0.28	$0.02	$0.02
Diluted	$0.28	$0.02	$0.02

For U.S. GAAP purposes, the correction had no impact on the accumulated shareholders’ equity at December 31, 2004 and the impact at December 31, 2003 was an increase of $135 million.

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

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S.

REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 - Accounting Changes - to the Company’s revised consolidated financial statements as at December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, which are incorporated by reference herein.  Our report to the shareholders dated February 28, 2005, except as to note 22 which is as of July 28, 2005, which is incorporated by reference herein, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

/s/ KPMG LLP

Calgary, Canada

February 28, 2005, except

as to note 22 which is

as of July 28, 2005

QuickLinks

SIGNATURES