Form 40-F/A
period 2006-12-31
TRANSCANADA CORP
filed 2007-03-19
CIK 1232384

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

TransCanada Tower, 450 – 1 Street S.W.

Calgary, Alberta, Canada, T2P 5H1

(403) 920-2000

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation, Suite 2610, 520 Pike Street

Seattle, Washington, 98101; (206) 622-4511; 1-800-456-4511

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares (including Rights under	New York Stock Exchange
Shareholder Rights Plan)

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2006, 488,975,399 common shares

were issued and outstanding

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

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

EXPLANATORY NOTE

TransCanada Corporation (“TransCanada”) is filing this Form 40-F/A Amendment No. 1 to its Annual Report on Form 40-F for the year ended December 31, 2006 which was filed with the Securities and Exchange Commission on February 27, 2007, to re-file its 2006 Reconciliation to United States GAAP.  At December 31, 2006, the Company recorded the transitional impact of implementing SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” to comprehensive income and accumulated other comprehensive income.  The amount should have been recorded directly to accumulated other comprehensive income without impacting comprehensive income.  This restatement corrects this item at December 31, 2006.  This restatement does not impact any other items in 2006 and does not impact any prior years.

Other than as expressly set forth above, this Form 40-F/A does not, and does not purport to, update, or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the U.S. Securities and Exchange Commission (the “Commission”), and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

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
GREGORY A. LOHNES
Executive Vice-President and Chief Financial Officer

Date: March 19, 2007

DOCUMENTS FILED AS PART OF THIS REPORT

13.1               Related supplementary note entitled “Restated Reconciliation to United States GAAP” and the auditors’ report thereon.

EXHIBITS

23.1               Consent of KPMG LLP, Chartered Accountants.

31.1               Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2               Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.