Form 40-F
period 2008-12-31
TRANSCANADA CORP
filed 2009-02-25
CIK 1232384

QuickLinks -- Click here to rapidly navigate through this document

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT of 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008        Commission File Number 1-31690

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

TransCanada Northern Border Inc., 13710 FNB Parkway
Omaha, Nebraska, 68154-5200; (877) 290-2772
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

At December 31, 2008, 616,471,522 common shares
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

The documents (or portions thereof) forming part of this Form 40-F are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Form	Registration No.
S-8	333-5916
S-8	333-8470
S-8	333-9130
S-8	333-151736
F-3	33-13564
F-3	333-6132
F-10	333-151781

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION & ANALYSIS

A.    Audited Consolidated Annual Financial Statements

For audited consolidated financial statements, including the report of the independent chartered accountants, see pages 83 through 139 of the TransCanada Corporation ("TransCanada") 2008 Annual Report to Shareholders included herein. See the related supplementary note entitled "Reconciliation to United States GAAP" for a reconciliation of the differences between Canadian and United States generally accepted accounting principles, including the auditors' report, attached as document 13.4.

B.    Management's Discussion & Analysis

For management's discussion and analysis, see pages 6 through 82 of the TransCanada 2008 Annual Report to Shareholders included herein under the heading "Management's Discussion & Analysis".

For the purposes of this Report, only pages 6 through 82 and 83 through 139 of the TransCanada 2008 Annual Report to Shareholders shall be deemed incorporated herein by reference and filed, and the balance of such 2008 Annual Report, except as otherwise specifically incorporated by reference in the TransCanada Annual Information Form, shall be deemed not filed with the U.S. Securities and Exchange Commission (the "Commission") as part of this Report under the Exchange Act.

C.    Management's Report on Internal Control Over Financial Reporting

For information on management's internal control over financial reporting, see:

  i.
  "Report of Management" included in TransCanada's Audited Consolidated Financial Statements on page 83;

  ii.
  the section entitled "Management's Annual Report on Internal Control Over Financial Reporting" under the heading "Controls and Procedures" in Management's Discussion and Analysis on page 69 of the TransCanada 2008 Annual Report to Shareholders; and

  iii.
  Management's Report on Internal Control Over Financial Reporting attached as document 13.5.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Commission, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

DISCLOSURE CONTROLS AND PROCEDURES

For information on disclosure controls and procedures, see "Controls and Procedures" in Management's Discussion and Analysis on page 69 of the TransCanada 2008 Annual Report to Shareholders.

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

CODE OF ETHICS

The Registrant has adopted codes of business ethics for its President and Chief Executive Officer, Chief Financial Officer, Controller, directors, employees and contractors. The Registrant's codes are available on its website at www.transcanada.com. No waivers have been granted from any provision of the codes during the 2008 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For information on principal accountant fees and services, see "Corporate Governance – Audit Committee – External Auditor Service Fees" and "Corporate Governance – Audit Committee – Pre-Approval Policies and Procedures" on pages 26 and 25, respectively, of the 2008 TransCanada Annual Information Form.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements, as defined in this Form, other than the guarantees and commitments described in Note 23 of the Notes to the Audited Consolidated Financial Statements attached to this Form 40-F and incorporated herein by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For information on Tabular Disclosure of Contractual Obligations, see "Contractual Obligations" in Management's Discussion and Analysis on pages 55 and 56 of the TransCanada 2008 Annual Report to Shareholders.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing Audit Committee. The members of the Audit Committee are:

Chair: Members:	K.E. Benson D.H. Burney P. Gauthier P.L. Joskow J.A. MacNaughton D.M.G. Stewart

3

FORWARD-LOOKING INFORMATION

This document, the documents incorporated by reference, and other reports and filings made with the securities regulatory authorities may contain certain information that is forward-looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward looking information. Forward-looking statements in this document are intended to provide TransCanada shareholders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operational plans and outlook. Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, strategies and goals for growth and expansion, expected and future cash flows, costs, schedules, operating and financial results and expected impact of future commitments and contingent liabilities. All forward looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company's pipeline and energy assets, the availability and price of energy commodities, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or other expectations expressed. The Company's material risks and assumptions are discussed further in TransCanada's Management's Discussion and Analysis filed as document 13.2 hereto including under the headings "Pipelines – Opportunities and Developments", "Pipelines – Business Risks", "Energy – Opportunities and Developments", "Energy – Business Risks" and "Risk Management and Financial Instruments". Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this document or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

4

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

TRANSCANADA CORPORATION
Per:	/s/ GREGORY A. LOHNES GREGORY A. LOHNES Executive Vice-President and Chief Financial Officer
Date: February 25, 2009

DOCUMENTS FILED AS PART OF THIS REPORT

13.1	TransCanada Corporation Annual Information Form for the year ended December 31, 2008.
13.2	Management's Discussion and Analysis (included on pages 6 through 82 of the TransCanada 2008 Annual Report to Shareholders).
13.3	2008 Audited Consolidated Financial Statements (included on pages 83 through 139 of the TransCanada 2008 Annual Report to Shareholders), including the auditors' report thereon.
13.4	Related supplementary note entitled "Reconciliation to United States GAAP" and the auditors' report thereon.
13.5	Management's Report on Internal Control Over Financial Reporting.
13.6	Report of the Independent Registered Public Accounting Firm on the effectiveness of TransCanada's Internal Control Over Financial Reporting, as at December 31, 2008.
99.1	Comments by Auditors for United States Readers on Canada-United States Reporting Differences.

EXHIBITS

23.1	Consent of KPMG LLP, Chartered Accountants.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.
32.2	Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

TRANSCANADA CORPORATION

ANNUAL INFORMATION FORM

February 23, 2009

TRANSCANADA CORPORATION     i

TRANSCANADA CORPORATION     ii

PRESENTATION OF INFORMATION

Unless the context indicates otherwise, a reference in this Annual Information Form (“AIF”) to “TransCanada” or the “Company” includes TransCanada Corporation and the subsidiaries of TransCanada Corporation through which its various business operations are conducted. In particular, “TransCanada” includes references to TransCanada PipeLines Limited (“TCPL”). Where TransCanada is referred to with respect to actions that occurred prior to its 2003 plan of arrangement with TCPL, which is described below under the heading “TransCanada Corporation — Corporate Structure”, these actions were taken by TCPL or its subsidiaries. The term “subsidiary”, when referred to in this AIF, with reference to TransCanada means direct and indirect wholly owned subsidiaries of, and legal entities controlled by, TransCanada or TCPL, as applicable.

Unless otherwise noted, the information contained in this AIF is given at or for the year ended December 31, 2008 (“Year End”). Amounts are expressed in Canadian dollars unless otherwise indicated. Financial information is presented in accordance with Canadian generally accepted accounting principles.

Certain portions of TransCanada’s Management’s Discussion and Analysis dated February 23, 2009 (“MD&A”) are incorporated by reference into this AIF as stated below. The MD&A can be found on SEDAR at www.sedar.com under TransCanada’s profile.

The Accounting Standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants has announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, effective January 1, 2011. In June 2008, the Canadian Securities Administrators proposed that Canadian public companies that are United States Securities and Exchange Commission (“SEC”) registrants, such as TransCanada, retain the option to prepare their financial statements under generally accepted accounting principles in the United States (“US GAAP”) instead of IFRS. In November 2008, the SEC issued for public comment a recommendation that, beginning in 2014, United States issuers be required to adopt IFRS using a phased-in approach based on market capitalization.  TransCanada is currently considering the impact a conversion to IFRS or US GAAP would have on its accounting systems and financial statements.  For more information on TransCanada’s conversion project, see TransCanada’s MD&A under “Accounting Changes — International Financial Reporting Standards”.

Information relating to metric conversion can be found at Schedule “A” to this AIF.

FORWARD-LOOKING INFORMATION

This AIF, the documents incorporated by reference into this AIF, and other reports and filings made with the securities regulatory authorities may contain certain information that is forward-looking and is subject to important risks and uncertainties. The words “anticipate”, “expect”, “believe”, “may”, “should”, “estimate”, “project”, “outlook”, “forecast” or other similar words are used to identify such forward-looking information.  Forward-looking statements in this document are intended to provide TransCanada shareholders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operational plans and outlook.  Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, strategies and goals for growth and expansion, expected and future cash flows, costs, schedules, operating and financial results and expected impact of future commitments and contingent liabilities.  All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company’s pipeline and energy assets, the availability and price of energy commodities, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, including those material risks discussed in this AIF under “Risk Factors”, which could cause TransCanada’s actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the SEC. Readers are cautioned to not place undue reliance on this forward-looking information, which is given as of the date it is expressed in this AIF or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

TRANSCANADA CORPORATION     1

TRANSCANADA CORPORATION

Corporate Structure

TransCanada’s head office and registered office are located at 450 - First Street S.W., Calgary, Alberta, T2P 5H1. TransCanada was incorporated pursuant to the provisions of the Canada Business Corporations Act on February 25, 2003 in connection with a plan of arrangement which established TransCanada as the parent company of TCPL. The arrangement was approved by TCPL common shareholders on April 25, 2003 and, following court approval and the filing of Articles of Arrangement, the arrangement became effective May 15, 2003. Pursuant to the arrangement, the common shareholders of TCPL exchanged each of their TCPL common shares for one common share of TransCanada. The debt securities and preferred shares of TCPL remained obligations and securities of TCPL. TCPL continues to hold the assets it held prior to the arrangement and continues to carry on business as the principal operating subsidiary of the TransCanada group of entities. TransCanada does not hold any material assets directly other than the common shares of TCPL and receivables from certain of TransCanada’s subsidiaries.

Intercorporate Relationships

The following diagram presents the name and jurisdiction of incorporation, continuance or formation of TransCanada’s principal subsidiaries as at December 31, 2008.  Each of these subsidiaries has total assets that exceeded 10% of the total consolidated assets of TransCanada or revenues that exceeded 10% of the total consolidated revenues of TransCanada as at and for the year ended December 31, 2008.  TransCanada owns, directly or indirectly, 100 per cent of the voting shares of each of these subsidiaries.

The above diagram does not include all of the subsidiaries of TransCanada.  The assets and revenues of excluded subsidiaries in the aggregate did not exceed 20% of the total consolidated assets or total consolidated revenues of TransCanada as at and for the year ended December 31, 2008.

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

2008

Pipeline Developments

•      January 4, 2008. The State of Alaska announced that TransCanada had submitted a complete Alaska Gasline Inducement Act (“AGIA”) application for a license to construct the Alaska Pipeline Project and would be advancing to the public comment stage.

•      February 2008. In 2005, certain subsidiaries of Calpine Corporation (“Calpine”) filed for bankruptcy protection in both Canada and the U.S. The Portland Natural Gas Transmission System (the “Portland System”) and GTNC reached agreement with Calpine for allowed unsecured claims in the Calpine bankruptcy of US$125 million and US$192.5 million, respectively. Creditors were to receive shares in the re-organized Calpine and these shares would be subject to market price fluctuations as the new Calpine shares began to trade. In February 2008, the Portland System and GTNC received partial distributions of 6.1 million shares and 9.4 million shares, respectively. Subsequently, these shareholdings were sold into the market.  Claims of Nova Gas Transmission Limited (“NGTL”) and Foothills Pipe Lines (South B.C.) Ltd., both wholly-owned subsidiaries of TransCanada, for $31.6 million and $44.4 million, respectively, were received in cash in January 2008 and were passed on to shippers on these systems.

•      March 14, 2008.  TransCanada Keystone Pipeline, LP (“Keystone U.S.”) received a Presidential Permit authorizing the construction, maintenance and operation of facilities at the United States and Canada border for the transportation of crude oil between the two countries.  The Presidential Permit was a significant regulatory approval required to begin construction of the 3,456 kilometre (“km”) pipeline project that will transport crude oil from Alberta to markets in the United States (the “Keystone Oil Pipeline”).  The Presidential Permit was issued following the issuance by the U.S. Department of State of the Final Environmental Impact Statement (“FEIS”) on January 11, 2008 for the construction of the Keystone U.S. pipeline and its Cushing extension.  The FEIS stated the pipeline would result in limited adverse environmental impacts. Construction of the Keystone Oil Pipeline began in May 2008 in both Canada and the United States.  Commissioning of the segment to Wood River and Patoka is expected to commence in late 2009 with commercial operations to follow in early 2010.  Commissioning of the segment providing service to Cushing is expected to commence in late 2010.

•      April 2008.  An expansion to TransCanada’s natural gas transmission system in the province of Alberta (the “Alberta System”) in the Fort McMurray area, comprising a total of approximately 150 km, was placed in service on its projected on-stream date.

•      July 16, 2008.  TransCanada announced plans to expand and extend the Keystone Oil Pipeline system and provide additional capacity in 2012 of 500,000 barrels per day (“Bbl/d”) from Western Canada to the United States Gulf Coast, near existing terminals in Port Arthur, Texas.  The expansion, when completed, is expected to increase the

TRANSCANADA CORPORATION     3

Keystone Oil Pipeline system from 590,000 Bbl/d to approximately 1.1 million Bbl/d.  Construction of the expansion facilities is expected to commence in 2010 subject to the receipt of the necessary regulatory approvals.

•      September 3, 2008.  TransCanada acquired Bison Pipeline LLC from Northern Border Pipeline Company (“NBPL”) for US$20 million.  The assets of Bison Pipeline LLC included executed precedent agreements as well as regulatory, environmental and engineering work on the Bison Pipeline Project (“Bison”), a proposed 480 km (298 mile) pipeline from the Powder River Basin in Wyoming to the Northern Border Pipeline system in Morton County, North Dakota.

•      September 8, 2008.  TransCanada reached a proposed agreement with Canadian Utilities Limited (“ATCO Pipelines”) to provide integrated natural gas transmission service to customers.  If approved by the regulatory authorities, the two companies will combine physical assets under a single rates and services structure with a single commercial interface with customers but with each company separately managing assets within distinct operating territories in the province.  TransCanada continues to work with all stakeholders to finalize this agreement.

•      October 29, 2008.  TransCanada announced that the Keystone Oil Pipeline system successfully conducted the open season for expansion and extension to the United States Gulf Coast by securing additional firm, long-term contracts totaling 380,000 Bbl/d for an average term of approximately 17 years.  With these shipper commitments the Keystone Oil Pipeline system has long-term commitments for 910,000 Bbl/d for an average term of approximately 18 years.  This includes commitments made by shippers to sign transportation service agreements for 35,000 Bbl/d capacity in an open season to be held in 2009.  The commitments represent approximately 83 per cent of the 1.1 million Bbl/d commercial design of the system.

•      December 5, 2008.  The Alaska Commissioner of Revenue and Natural Resources issued the AGIA license to TransCanada to advance the Alaska Pipeline Project, following on the approval by the Alaska Senate on August 1, 2008 of TransCanada’s application for the license.  TransCanada has committed under the AGIA to advance the Alaska Pipeline Project through an open season and subsequent United States Federal Energy Regulatory Commission (“FERC”) certification.  TransCanada has commenced the engineering, environmental, field and commercial work, and expects to conclude an open season by July 31, 2010.  Under AGIA, the State of Alaska has agreed to reimburse a share of the eligible pre-construction costs to TransCanada to a maximum of US$500 million.

•      TransCanada agreed to increase its equity ownership in Keystone U.S. and TransCanada Keystone Pipeline Limited Partnership (“Keystone Canada”) up to 79.99 per cent from 50 per cent with ConocoPhillips’ equity ownership being reduced concurrently to 20.01 per cent.

•      TransCanada continued funding of the Mackenzie Valley Aboriginal Pipeline Limited Partnership for its participation in the Mackenzie Gas Pipeline Project, a proposed 1,200 km (746 mile) natural gas pipeline to be constructed from a point near Inuvik, Northwest Territories to the northern border of Alberta, where it is expected to connect to the Alberta System.

Regulatory Matters

•      January 2008. Gas Transmission Northwest Corporation (“GTNC”), a wholly-owned subsidiary of TransCanada, filed a Stipulation and Agreement with the FERC on October 31, 2007 comprised of an uncontested settlement of all aspects of its 2006 General Rate Case.  On January 7, 2008, the FERC issued an order approving the settlement. The settlement rates were effective retroactive to January 1, 2007.

•      March 18, 2008.  TransCanada filed an application with the National Energy Board (“NEB”) to increase the interim tolls on its Canadian gas pipeline system (the “Canadian Mainline”) previously approved in December 2007.  This toll increase was a result of a significant decrease in forecasted flows on the Canadian Mainline and was intended to allow TransCanada to more accurately meet its 2008 revenue requirement.  On March 28, 2008, the NEB approved the amended interim tolls for transportation service effective April 1, 2008.

•      June 17, 2008.  TransCanada filed an application with the NEB to establish federal regulation for TransCanada’s Alberta System.  The application for a certificate of public convenience and necessity and related approvals was made to recognize that TransCanada’s Alberta System was subject to Canadian federal jurisdiction and its operations to regulation by the NEB.  An oral  hearing to discuss this matter began on November 18, 2008 and concluded on November 28, 2008.  A decision on the matter is expected to be issued by the end of February 2009.  Currently, the provincial regulation of the Alberta System precludes TransCanada from acquiring, constructing or operating facilities that transport natural gas across Alberta provincial borders.  Federal regulation would enable the Alberta System to extend across provincial borders, thereby providing integrated service to Alberta and British Columbia customers, and northern natural gas producers.

•      June, 2008.  The NEB approved TransCanada’s application for additional pumping facilities required to expand the Canadian portion of the Keystone Oil Pipeline project from a nominal capacity of approximately 435,000 Bbl/d to 590,000 Bbl/d to accommodate volumes to be delivered to the Cushing markets, after holding an oral

TRANSCANADA CORPORATION     4

hearing on April 8, 2008.  The hearing and decision followed on an application filed by Keystone Canada with the NEB in November 2007.

•      October 10, 2008.  The Alberta Utilities Commission (“AUC”) approved TransCanada’s application for a permit to construct the North Central Corridor expansion, at a cost of approximately $925 million.  The expansion comprises a 42-inch, 300 km (186 mile) natural gas pipeline and associated compression facilities on the northern section of the Alberta System.  Construction on the project began in October 2008.  The decision followed on a non-routine application filed with the Alberta Energy and Utilities Board (“EUB”) on November 20, 2007.

•      December 17, 2008.  The AUC approved NGTL’s 2008-2009 Revenue Requirement Settlement Application as filed, in its entirety.  As part of the settlement, fixed costs were established for operation, maintenance and administration costs, return on equity and income taxes.  Any variances between actual costs and those agreed to in the settlement accrue to TransCanada, subject to a return on equity and income tax adjustment mechanism, which accounts for variances between actual and settlement rate base and income tax assumptions.  The other cost elements of the settlement are treated on a flow-through basis.  The AUC also approved the 2008 Interim Rates of NGTL on a final basis for the period January 1, 2008 to December 31, 2008.

Further information about these developments can be found in the MD&A under the headings “TransCanada’s Strategy”, “Pipelines – Highlights”, and “Pipelines – Opportunities and Developments”.

2007

Pipeline Developments

•      February 9, 2007. TransCanada received approval from the NEB to transfer a section of its Canadian Mainline transmission facilities to the Keystone Oil Pipeline project to transport crude oil from Alberta to refining centres in the U.S. Midwest and to construct and operate new oil pipeline facilities in Canada. TransCanada announced in January 2007 the start of a binding open season for an expansion and extension of the proposed Keystone Oil Pipeline. The purpose of the open season was to obtain binding commitments to support the expansion of the proposed Keystone Oil Pipeline from approximately 435,000 Bbl/d to 590,000 Bbl/d and the construction of a 468 kilometre extension of the U.S. portion of the pipeline.

•      February 22, 2007. TransCanada closed its acquisitions of American Natural Resources Company and ANR Storage Company (collectively, “ANR”) and acquired an additional 3.6 per cent interest in Great Lakes Gas Transmission Partnership (“Great Lakes”) from El Paso Corporation for a total of US$3.4 billion, subject to certain post-closing adjustments, including approximately US$491 million of assumed long-term debt. Additionally, TransCanada increased its ownership in TC PipeLines, LP to 32.1 per cent in conjunction with the TC PipeLines, LP acquisition of a 46.4 per cent interest in Great Lakes. TransCanada subsequently became the operator of NBPL and now operates all three TC PipeLines, LP investments.  The acquisition was financed partly through an offering of 39,470,000 subscription receipts at $38.00 per subscription receipt, which resulted in gross proceeds to TransCanada of approximately $1.725 billion including the exercise of an over-allotment option granted to the underwriters.  Upon closing of the acquisition of ANR, the subscription receipts were automatically exchanged, without the payment of any additional consideration by the subscribers, on a one-to-one basis for common shares of TransCanada (“Common Shares”).

•      December 2007. ConocoPhillips contributed $207 million to acquire a 50 per cent ownership interest in the Keystone Oil Pipeline.  Affiliates of TransCanada will be responsible for constructing and operating the Keystone Oil Pipeline.

Regulatory Matters

•      February 2007. TransCanada received approval from the NEB to integrate its natural gas pipeline system in southern British Columbia with its natural gas pipeline systems in southern Alberta and southwestern Saskatchewan (collectively, the “Foothills System”) effective April 1, 2007.

•      May 2007. TransCanada’s five-year settlement with interested stakeholders for the years 2007 to 2011 on its Canadian Mainline was approved by the NEB. The settlement reflects, among other things, a deemed common equity ratio of 40 per cent.

TRANSCANADA CORPORATION     5

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

•      December 2006. TC PipeLines, LP acquired an additional 49 per cent ownership interest in Tuscarora Gas Transmission Company (“Tuscarora”). TransCanada became the operator of Tuscarora.

Regulatory Matters

•      February 2006. TransCanada filed an application with the FERC for a certificate for a two-phase expansion of its existing natural gas pipeline in southern California, the North Baja system (“North Baja”) and the construction of a new lateral pipeline in California’s Imperial Valley.

•      April 2006. The NEB approved a negotiated settlement of the 2006 Canadian Mainline tolls which included an increase in the deemed common equity ratio to 36 per cent from 33 per cent and incentives for managing costs through fixing certain components of the revenue requirement.

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

2009

•      February 19, 2009.  The FERC approved two separate applications filed by TransCanada on December 19, 2008 requesting approval to charge negotiated rates and to proceed with an open season in the spring of 2009 for each of the Zephyr (“Zephyr”) and Chinook (“Chinook”) transmission line projects.  Both projects are proposed 500 kilovolt high voltage direct current transmission projects.  Zephyr is a proposed 1,760 km (1,100 mile) transmission line that would originate in Wyoming, and Chinook is a proposed 1,600 km (1,000 mile) project that would originate in Montana.  Both projects would terminate in Nevada, and it is anticipated that each would deliver 3,000 MW of primarily wind generation resources to markets in the southwestern United States.  Pending successful completion of the open seasons, regulatory work could commence later in 2009.

2008

Energy Developments

•      January 2008. A milestone in the Bruce Power A L.P. (“Bruce A”) Units 1 and 2 refurbishment and restart project was completed when the sixteenth and final new steam generator was installed. With the completion of this stage of the project, the authorized funding for Units 1 and 2 was increased from $2.75 billion to approximately $3.0 billion.  This process was expected to result in a further increase in the total project cost to complete the Unit 1 and 2 restart. Project cost increases are subject to the capital cost-risk and reward-sharing mechanism under the agreement with the Ontario Power Authority. Bruce A Units 1 and 2 are expected to produce an additional 1,500 megawatts (“MW”) when completed in 2010.

TRANSCANADA CORPORATION     6

•      February 2008. The potential anchor LNG supplier for the Cacouna LNG project (“Cacouna”) terminal in Québec announced it would no longer be pursuing the development of its LNG supply as originally planned.  Although Cacouna received its primary regulatory approvals, project development has been suspended until alternate LNG supply is acquired and the North American market for LNG grows.

•      April 2008.  The comprehensive review of costs to complete the Bruce A Units 1 and 2 refurbishment and restart project was completed.  Based on this assessment, the capital cost for the restart and refurbishment of Bruce A Units 1 and 2 is expected to be approximately $3.4 billion, up from an original 2005 cost estimate of $2.75 billion.  TransCanada’s share is expected to be approximately $1.7 billion compared to an original estimate of $1.4 billion.

•      May 12, 2008.  TransCanada announced that the Phoenix, Arizona based utility, Salt River Project, signed a 20 year power purchase agreement to secure 100 per cent of the output from the Coolidge Generating Station (“Coolidge”), a 575 MW simple-cycle natural gas-fired peaking power generation station currently in development to be located 72 km (45 miles) southeast of Phoenix in Coolidge, Arizona.  In December 2008, the Arizona Corporation Commission granted a Certificate of Environmental Compatibility approving Coolidge.  Construction is scheduled to begin in the summer of 2009, and the facility is expected to be commissioned in 2011.

•      May 30, 2008.  Portlands Energy Centre, a natural gas-fired combined-cycle power plant near downtown Toronto, Ontario (“Portlands Energy Centre”) went into service in simple-cycle mode, capable of delivering 340 MW of power during the summer of 2008.  Portlands Energy Centre, which is 50 per cent owned by TransCanada, is currently under construction and is expected to be fully commissioned in combined-cycle mode in first quarter 2009 with delivery capabilities of 550 MW of power.

•      July 4, 2008.  Hydro-Québec Distribution notified the Régie the L’énergie that it would exercise its option to extend the suspension of all electricity generation from TransCanada’s 550 MW Bécancour cogeneration power plant near Trois-Rivières, Québec (“Bécancour”) throughout 2009.  This followed on TransCanada’s agreement with Hydro-Québec Distribution to temporarily suspend all electricity generation from Bécancour during 2008. TransCanada will continue to receive payments under the agreement similar to those that would have been received under the normal course of operation.

•      July 9, 2008.  TransCanada announced that the Kibby Wind Power Project received unanimous final development plan approval from Maine’s Land Use Regulation Commission.  Construction on the project began in July 2008.  The capital cost of the project is expected to be approximately US$320 million with commissioning of the first phase expected to begin in fourth quarter 2009.

•      August 26, 2008.  TransCanada completed its acquisition of the 2,480 MW Ravenswood Generating Station (“Ravenswood”) located at Queen’s, New York for US$2.9 billion, subject to certain post-closing adjustments.  The acquisition was completed pursuant to a membership interest and stock purchase agreement between KeySpan Corporation, KeySpan Energy Corporation and TransCanada Facility USA, Inc. dated March 31, 2008 (the “Ravenswood Agreement”) whereby TransCanada Facility USA, Inc. agreed to acquire all of the outstanding membership interests of KeySpan-Ravenswood, LLC and all of the outstanding shares of KeySpan Ravenswood Services Corp. from National Grid plc.  KeySpan-Ravenswood, LLC directly or indirectly owned or controlled Ravenswood.  The acquisition was financed through a combination of equity and term debt offerings, funds drawn on a newly established bridge loan facility and cash on hand (see “Financing Activities” below).

•      November 22, 2008.  The Carleton wind farm, the third of six phases of a wind energy project contracted by Hydro-Québec Distribution in the Gaspé Region of Québec (the “Cartier Wind Energy Project”), went into service and is capable of generating 109 MW of power.

•      In fourth quarter 2008, Bruce Power completed a review of the end of life estimates for Units 3 and 4.  Unit 3 is now expected to be in commercial service until 2011, which provides the benefit of nearly two additional years of generation before the unit commences an expected 36-month refurbishment period.  After the refurbishment period, the end of life estimate for Unit 3 is expected to increase from the originally expected date of 2037 to 2038.  In addition, Unit 4 is now expected to be in commercial service until 2016, providing nearly seven years of generation before the unit commences a similar refurbishment period, after which, the end of life estimate for Unit 4 is expected to increase from the originally expected date of 2036 to 2042.

TRANSCANADA CORPORATION	7

Regulatory Matters

•                 January 11, 2008. The FERC issued its FEIS for the Broadwater LNG project (“Broadwater”).  A joint venture with Shell US Gas & Power LLC, Broadwater is a proposed offshore LNG facility in Long Island Sound, New York. The FEIS confirmed project need, supported the location of the project with acknowledgement of its target market and delivery goals, and found safety and security risks to be limited and acceptable.  The FEIS concluded that with adherence to federal and state permit requirements and regulations, Broadwater’s proposed mitigation measures and the FERC’s recommendations, the project will not result in a significant impact on the environment.

•                 March 24, 2008.  FERC authorized the construction and operation of Broadwater, subject to the conditions reflected in the authorization.  On April 10, 2008, the New York State Department of State (“NYSDOS”) determined that construction and operation of the project would not be consistent with the state’s coastal zone policies.  As a result of this unfavourable decision, TransCanada wrote down $27 million after tax of costs for Broadwater that had been capitalized to March 31, 2008.  On June 6, 2008, Broadwater Energy, LLC filed an appeal with the United States Secretary of Commerce on the decision of the NYSDOS asking the Secretary of Commerce to override the NYSDOS decision on the basis that the project meets the criteria for approval under the Coastal Zone Management Act and applicable regulations.  A decision is expected in early 2009.

Further information about each of these energy developments can be found in the MD&A under the headings “TransCanada’s Strategy”, “Energy – Highlights” and “Energy – Opportunities and Developments”.

2007

Energy Developments

•                  June 2007. Following public hearings in 2006, the Québec government granted a provincial decree approving Cacouna.  Cacouna also received federal approvals pursuant to the Canadian Environmental Assessment Act.

•                  September 2007. Cacouna announced that it was delaying the planned in-service date for the regasification terminal from 2010 to 2012. This delay resulted from a need to assess impacts of permit conditions, to review the facility design in light of escalating costs and to align the schedule with potential LNG supply facilities.

•                  November 2007. The second phase of the Cartier Wind Energy Project, the 101 MW Anse-à-Valleau wind farm, was placed into service.  In addition, the Cartier Wind Energy Project began construction of a third project, the 109 MW Carleton wind farm.

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

•                  September 2006. Construction of Bécancour was completed and placed into service providing power to Hydro-Québec Distribution.

•                  November 2006. TransCanada was awarded a 20-year Clean Energy Supply contract by the Ontario Power Authority to build, own and operate a 683 MW natural gas-fired power plant near the Town of Halton Hills, Ontario.

•                  December 2006. The Edson gas storage facility was placed in service.

Regulatory Matters

•                  January 2006. TransCanada, on behalf of Broadwater, filed an application with the FERC for approval of the LNG regasification project to be located in Long Island Sound, New York. Coincident with the FERC process, Broadwater applied to the NYSDOS for a determination that the project is consistent with New York’s coastal zone policies.

•                  December 2006. A public hearing on Cacouna was held in May and June of 2006 and in December 2006 the Minister of the Environment for Québec and the federal Minister of the Environment, jointly released the report of the Joint Commission on Cacouna.

TRANSCANADA CORPORATION	8

Financing Activities

2009

•                 January 9, 2009.  TransCanada completed an issuance of US$750 million and US$1.25 billion of Senior Unsecured Notes maturing on January 15, 2019 and January 15, 2039, respectively, and bearing interest at 7.125 per cent and 7.625 per cent, respectively.  The proceeds from these notes are expected to be used to partially fund TransCanada’s capital projects, retire maturing debt obligations and for general corporate purposes.  These notes were issued under a US$3.0 billion debt shelf prospectus filed on January 2, 2009.

•                February 17, 2009.  TransCanada completed the issuance of $300 million and $400 million of Medium-Term Notes maturing on February 14, 2014 and February 17, 2039, respectively, and bearing interest at 5.05 per cent and 8.05 per cent, respectively.  The proceeds from these notes are expected to be used to fund the Alberta System and Canadian Mainline rate bases.  These notes were issued under a $1.5 billion debt shelf prospectus filed in March, 2007.

2008

•                 May 5, 2008.  TransCanada entered into an underwriting agreement with a syndicate of underwriters led by BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., and TD Securities Inc. under which the underwriters agreed to purchase from TransCanada 30,200,000 Common Shares and sell the Common Shares to the public at a purchase price of $36.50 per Common Share.  The underwriters were also granted an over-allotment option to purchase an additional 4,530,000 Common Shares at the same price.  The offering was completed on May 13, 2008 and, together with the full exercise of the over-allotment option by the underwriters, 34,730,000 Common Shares were issued and resulted in gross proceeds to TransCanada of approximately $1.27 billion to be used by TransCanada to partially fund acquisitions and capital projects of TransCanada including, amongst others, the acquisition of Ravenswood, the construction of the Keystone Oil Pipeline, and for general corporate purposes.  These Common Shares were issued under the base shelf prospectus filed in January, 2007.

•                June 27, 2008.  TransCanada executed an agreement with a syndicate of banks for a US$1.5 billion, committed, unsecured, one-year bridge loan facility, at a floating interest rate based on the London Interbank Offered Rate (“LIBOR”) plus 30 basis points.  The facility is extendible at the option of TransCanada for an additional six month term at LIBOR plus 35 basis points.  On August 25, 2008, TransCanada utilized US$255 million from this facility to fund a portion of the Ravenswood acquisition and cancelled the remainder of the commitment.  At December 31, 2008, the US$255 million remained outstanding on the facility.

•                 August 11, 2008. TransCanada completed an issuance of US$850 million and US$650 million of Senior Unsecured Notes maturing on August 15, 2018 and August 15, 2038, respectively, and bearing interest at 6.50 per cent and 7.25 per cent, respectively. The proceeds from these notes were used to partially fund the Ravenswood acquisition and for general corporate purposes.  These notes were issued under a US$2.5 billion debt shelf prospectus filed in September, 2007.

•                 August 20, 2008.  TransCanada completed an issuance of $500 million of Medium-Term Notes maturing in  August 2013 and bearing interest at 5.05 per cent.  The proceeds from these notes were used to partially fund the Alberta System’s capital program and for general corporate purposes.  These notes were issued under the debt shelf prospectus filed in March, 2007.

•                 November 17, 2008.  TransCanada entered into an underwriting agreement with a syndicate of underwriters led by RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., and TD Securities Inc. under which the underwriters agreed to purchase from TransCanada 30,500,000 Common Shares and sell the Common Shares to the public at a purchase price of $33.00 per Common Share.  The underwriters were also granted an over-allotment option to purchase an additional 4,575,000 Common Shares at the same price.  The offering was completed on November 25, 2008 and resulted in gross proceeds to TransCanada of approximately $1 billion to be used by TransCanada to partially fund its capital projects, including the Keystone Oil Pipeline, for general corporate purposes and to repay short-term indebtedness.  The syndicate of underwriters fully exercised the over-allotment option on December 5, 2008 for additional gross proceeds to TransCanada of $151 million.  The Common Shares were issued under the base shelf prospectus filed in July, 2008.

•                  In November 2008, TransCanada established a US$1.0 billion committed, unsecured bank facility with a syndicate of banks.  The facility bears interest at a floating rate plus a margin.  The facility has an initial term of 364 days with a one-year renewal at the option of the borrower and will support a new commercial paper program dedicated

TRANSCANADA CORPORATION	9

to funding a portion of expenditures for the Keystone Oil Pipeline and for general partnership purposes.  As at December 31, 2008, no draws had been made on this facility.

Further information about financing activities can be found in the MD&A under the headings “Short-Term Debt Financing Activities”, “2009 and 2008 Long-Term Debt Financing Activities”, “2007 Long-Term Debt Financing Activities”, “2006 Long-Term Debt Financing Activities”, “2008 Equity Financing Activities” and “2007 Equity Financing Activities”.

BUSINESS OF TRANSCANADA

TransCanada is a leading North American energy infrastructure company focused on pipelines and energy. At Year End, Pipelines accounted for approximately 54 per cent of revenues and 64 per cent of TransCanada’s total assets and Energy accounted for approximately 46 per cent of revenues and 30 per cent of TransCanada’s total assets.  The following is a description of each of TransCanada’s two main areas of operation.

The following table shows TransCanada’s revenues from operations by segment, classified geographically, for the years ended December 31, 2008 and 2007.

Revenues From Operations (millions of dollars)	2008	2007
Pipelines
Canada - Domestic	$2,005	$2,227
Canada - Export(1)	1,123	1,003
United States	1,522	1,482
	4,650	4,712
Energy(2)
Canada – Domestic	2,594	2,792
Canada - Export(1)	2	3
United States	1,373	1,321
	3,969	4,116
Total Revenues(3)	$8,619	$8,828

(1)             Exports include pipeline revenues attributable to deliveries to U.S. pipelines and power deliveries to U.S. markets.

(2)             Revenues include sales of natural gas.

(3)             Revenues are attributed to countries based on country of origin of product or service.

Pipelines Business

TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, regulated gas storage facilities and projects related to oil pipelines. TransCanada’s network of wholly owned pipelines extends more than 59,000 km (36,661 miles), tapping into virtually all major gas supply basins in North America.

TransCanada has substantial Canadian and U.S. natural gas pipeline and related holdings, and one oil pipeline project, including those listed below.

Canada

•                  TransCanada’s Canadian Mainline is a 100 per cent owned 14,101 km (8,762 mile) natural gas transmission system in Canada that extends from the Alberta/Saskatchewan border east to the Québec/Vermont border and connects with other natural gas pipelines in Canada and the U.S.

•                  TransCanada’s Alberta System is a 100 per cent owned natural gas transmission system in Alberta which gathers natural gas for use within the province and delivers it to provincial boundary points for connection with the Canadian Mainline and the Foothills System and with the natural gas pipelines of other companies. The 23,705 km (14,730 mile) system is one of the largest carriers of natural gas in North America.

•                  Keystone Oil Pipeline is a 3,456 km (2,147 mile) oil pipeline project currently under construction that will initially transport crude oil from Hardisty, Alberta to U.S. Midwest markets at Wood River and Patoka in Illinois, and to Cushing, Oklahoma.  In addition, an expansion to the United States Gulf Coast is under development, which is expected to add approximately 2,720 km (1,690 miles) of pipe to the system.  Commissioning of the segment to Wood River and Patoka is expected to begin in late 2009.  Commissioning of the segment to Cushing is expected to begin in

TRANSCANADA CORPORATION	10

late 2010.  The expansion to the United States Gulf Coast is expected to be commissioned in 2012, subject to regulatory approvals.  Keystone Oil Pipeline was 62 per cent owned by TransCanada as at December 31, 2008 and TransCanada has agreed to increase its equity ownership in Keystone U.S. and Keystone Canada up to 79.99 per cent.  In accordance with this agreement, TransCanada will fund 100 per cent of the construction expenditures until the participants’ project capital contributions are aligned with the revised ownership interests.  Certain parties that have made volume commitments to the Keystone Oil Pipeline expansion have an option to acquire up to a combined 15 per cent equity ownership in Keystone U.S. and Keystone Canada by end of first quarter 2009.  If all of the options are exercised, TransCanada’s equity ownership would be reduced to 64.99 per cent.

•      TransCanada’s Foothills System is a 100 per cent owned, 1,241 km (771 mile) natural gas transmission system in Western Canada which carries natural gas for export from central Alberta to the U.S. border to serve markets in the U.S. Midwest, Pacific Northwest, California and Nevada. Effective April 1, 2007, the B.C. System was integrated into the Foothills System.

•      TransCanada Pipeline Ventures LP, which is 100 per cent owned by TransCanada, owns a 161 km (100 mile) pipeline and related facilities that supply natural gas to the oil sands region of northern Alberta as well as a 27 km (17 mile) pipeline that supplies natural gas to a petrochemical complex at Joffre, Alberta.

•      TransCanada Québec & Maritimes Pipeline Inc. (“TQM”) is 50 per cent owned by TransCanada. TQM is a 572 km (355 mile) pipeline system that connects with the Canadian Mainline and transports natural gas from Montréal to Québec City in Québec, and connects with the Portland System. TQM is operated by TransCanada.

United States

•      TransCanada’s ANR System (“ANR System”) is a 100 per cent owned 17,000 km (10,563 mile) natural gas transmission system which transports natural gas from producing fields located primarily in Texas and Oklahoma on its southwest leg, and in the Gulf of Mexico and Louisiana on its southeast leg. The system extends to markets located mainly in Wisconsin, Michigan, Illinois, Ohio and Indiana. ANR’s natural gas pipeline also connects with other natural gas pipelines, providing access to diverse sources of North American supply, including Western Canada, and the mid-continent and Rocky Mountain supply regions, and a variety of markets in the Midwestern and northeastern U.S.

•      Underground gas storage facilities owned and operated by ANR provide regulated gas storage services to customers on the ANR System and the Great Lakes Gas Transmission System (“Great Lakes System”) in upper Michigan.  In 2008, ANR completed its storage enhancement project and added 14 billion cubic feet (“Bcf”) of storage.  In total, the ANR business unit operates sixteen underground natural gas storage facilities throughout the State of Michigan with total natural gas storage capacity of 250 Bcf.

•      The GTN System (“GTN System”) is TransCanada’s 100 per cent owned natural gas transmission system which extends 2,174 km (1,351 miles) and links the Foothills System with Pacific Gas and Electric Company’s California Gas Transmission System, with Williams Companies, Inc.’s Northwest Pipeline in Washington and Oregon, and with Tuscarora.

•      Bison pipeline is a proposed 480 km (298 mile) pipeline from the Powder River Basin in Wyoming to the Northern Border Pipeline System in North Dakota.  The Bison pipeline has shipping commitments for approximately 405 mmcf/d and is expected to be in-service in fourth quarter 2010.  TransCanada is continuing to work with prospective Bison shippers to advance this project.

•      North Baja is TransCanada’s 100 per cent owned natural gas transmission system which extends 129 km (80 miles) from Ehrenberg in southwestern Arizona to a point near Ogilby, California on the California/Mexico border and connects with the Gasoducto Bajanorte natural gas pipeline system in Mexico.

•      The Great Lakes System is owned 53.6 per cent by TransCanada and 46.4 per cent by TC Pipelines, LP. The 3,404 km (2,115 mile) Great Lakes System connects with the Canadian Mainline at Emerson, Manitoba, and serves markets primarily in Central Canada and the Midwestern U.S. TransCanada operates the Great Lakes System and effectively owns 68.5 per cent of the system through its 53.6 per cent ownership interest and its indirect ownership, which it has through its 32.1 per cent interest in TC Pipelines, LP.

•      The Northern Border Pipeline System (“NBPL System”) is 50 per cent owned by TC PipeLines, LP and is a 2,250 km (1,398 mile) natural gas transmission system, which serves the U.S. Midwest from a connection with the Foothills System near Monchy, Saskatchewan. TransCanada operates and effectively owns 16.1 per cent of the NBPL System through its 32.1 per cent interest in TC PipeLines, LP.

TRANSCANADA CORPORATION	11

•                  Tuscarora is 100 per cent owned by TC PipeLines, LP and has a 491 km (305 mile) pipeline system transporting natural gas from the GTN System at Malin, Oregon to Wadsworth, Nevada (the “Tuscarora System”) with delivery points in northeastern California and northwestern Nevada. TransCanada operates the Tuscarora System and effectively owns 32.1 per cent of the system through its 32.1 per cent interest in TC PipeLines, LP.

•                  The Iroquois Gas Transmission System (“Iroquois System”) connects with the Canadian Mainline near Waddington, New York and delivers natural gas to customers in the northeastern U.S. TransCanada has a 44.5 per cent ownership interest in this 666 km (414 mile) pipeline system.

•                  The Portland System is a 474 km (295 mile) pipeline that connects with TQM near East Hereford, Québec and delivers natural gas to customers in the northeastern U.S. TransCanada has a 61.7 per cent ownership interest in the Portland System and operates this pipeline.

•      TransCanada holds a 32.1 per cent interest in TC PipeLines, LP, a publicly held limited partnership of which a subsidiary of TransCanada acts as the general partner. The remaining interest of TC PipeLines, LP is widely held by the public. TC PipeLines, LP owns a 50 per cent interest in the NBPL System, the remaining 46.4 per cent in the Great Lakes System and 100 per cent of Tuscarora.

•                  The Palomar pipeline project is a proposed 349 km (217 mile) pipeline extending from the GTN System to the Columbia River northwest of Portland.  In December 2008, Palomar Gas Transmission LLC filed with the FERC for a certificate to build this pipeline, which is a 50/50 joint venture of GTNC and Northwest Natural Gas Co.

International

TransCanada also has the following natural gas pipeline and related holdings in Mexico and South America:

•                  TransGas is a 344 km (214 mile) natural gas pipeline system which runs from Mariquita in the central region of Colombia to Cali in the southwest of Colombia. TransCanada holds a 46.5 per cent ownership interest in this pipeline.

•                  Gas Pacifico is a 540 km (336 mile) natural gas pipeline extending from Loma de la Lata, Argentina to Concepción, Chile. INNERGY is an industrial natural gas marketing company based in Concepción that markets natural gas transported on Gas Pacifico. TransCanada holds a 30 per cent ownership interest both in Gas Pacifico and INNERGY.

•                  Tamazunchale is a 100 per cent owned, 130 km (81 mile) natural gas pipeline in east-central Mexico which extends from the facilities of Pemex Gas near Naranjos, Veracruz to an electricity generating station near Tamazunchale, San Luis Potosi. This pipeline went into service on December 1, 2006.

Further information about TransCanada’s pipeline holdings, developments and opportunities and significant regulatory developments which relate to pipelines can be found in the MD&A under the headings “Pipelines”, “Pipelines – Opportunities and Developments” and “Pipelines – Financial Analysis”.

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

ALBERTA SYSTEM

Effective January 1, 2008, the EUB was reorganized into the Energy Resources Conservation Board and the AUC.  The AUC regulates all the physical and economic aspects of the Alberta System which were previously regulated by the EUB primarily under the provisions of the Gas Utilities Act (“GUA”) and the Pipeline Act. Under the GUA, the Alberta System rates, tolls and other charges, and terms and conditions of services are subject to approval by the AUC. Under the provisions of the Pipeline Act, the AUC oversees various matters including the economic, orderly and efficient development of pipeline facilities, the operation and abandonment of the facilities and certain related pollution and environmental conservation issues. In addition to

TRANSCANADA CORPORATION	12

requirements under the Pipeline Act, the construction and operation of natural gas pipelines in Alberta are subject to certain provisions of other provincial legislation such as the Environmental Protection and Enhancement Act.

In June 2008, TransCanada filed an application with the NEB seeking a determination that the Alberta System is within Canadian federal jurisdiction and subject to regulation by the NEB.  TransCanada also requested approvals to operate the Alberta System under NEB regulation.  A hearing on the application was held in November 2008 and a decision is expected by the end of February 2009.

KEYSTONE OIL PIPELINE

TransCanada is presently constructing the Canadian and U.S. sections of the Keystone Oil Pipeline and expects to place the base facilities into service in late 2009.  The NEB regulates the terms and conditions of service, including rates, and the physical operation of the Canadian portion of the pipeline. NEB approval is also required for facility additions, such as the Canadian portion of the proposed Gulf Coast expansion project.

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

The FERC also regulates the terms and conditions of service, including rates, on the U.S. portion of the Keystone Oil Pipeline. However, primary approvals for any facility additions to the Keystone Oil Pipeline are obtained from state agencies.

Energy Business

The Energy segment of TransCanada’s business includes the acquisition, development, construction, ownership and operation of electrical power generation plants, the purchase and marketing of electricity, the provision of electricity account services to energy and industrial customers, the development, construction, ownership and operation of non-regulated natural gas storage in Alberta, and LNG facilities in Canada and the U.S.

The electrical power generation plants and power supply that TransCanada has an interest in, including those under development, in the aggregate, represent approximately 10,900 MW of power generation capacity. Power plants and power supply in Canada account for approximately 60 per cent of this total, and power plants in the U.S. account for the balance, being approximately 40 per cent.

TransCanada owns and operates the following facilities:

•                  Ravenswood, located in Queen’s, New York, is a 2,480 MW power plant that consists of multiple units employing steam turbine, combined cycle and combustion turbine technology.  Ravenswood has the capacity to serve approximately 21 per cent of New York City’s peak load.

•                  TC Hydro, TransCanada’s hydroelectric facilities located in New Hampshire, Vermont and Massachusetts on the Connecticut and Deerfield Rivers consist of 13 stations and associated dams and reservoirs with a total generating capacity of 583 MW.

•                  Ocean State Power, a 560 MW natural gas-fired, combined-cycle facility in Burrillville, Rhode Island.

•                  Bécancour, a 550 MW natural gas-fired cogeneration power plant located near Trois-Rivières, Québec. The entire power output is supplied to Hydro-Québec Distribution under a 20-year power purchase contract.  Steam is also sold to an industrial customer for use in commercial processes.

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

TRANSCANADA CORPORATION	13

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

TransCanada has the following long-term power purchase arrangements in place:

•                  TransCanada has the rights to 100 per cent of the generating capacity of the 560 MW Sundance A coal-fired power generation facility under a Power Purchase Agreement (“PPA”), which expires in 2017. TransCanada also has the rights to 50 per cent of the generating capacity of the 706 MW Sundance B facility under a PPA, which expires in 2020 (“Sundance”).  The Sundance facilities are located in south-central Alberta.

•                  The Sheerness facility, which consists of two 390 MW coal-fired thermal power generating units, is located in southeastern Alberta. TransCanada has the rights to 756 MW of generating capacity from the Sheerness PPA, which expires in 2020 (“Sheerness”).

TransCanada has interests in the following:

•                  Two generating stations, Bruce A which currently generates 1,500 MW and is expected to produce an additional 1,500 MW of power when restart of Units 1 and 2 is completed in 2010, and Bruce Power L.P. (“Bruce B”) with approximately 3,200 MW of generating capacity.  Bruce Power is a partnership with generating facilities and offices located on 2,300 acres northwest of Toronto, Ontario on which are housed Bruce A and Bruce B.  TransCanada owns 48.9 per cent of Bruce A which has four 750 MW reactors, two of which are currently being refurbished and are expected to restart in 2010.  TransCanada owns 31.6 per cent of Bruce B, which has four operating reactors.

•                  A 60 per cent ownership in CrossAlta, which is an underground natural gas storage facility connected to the Alberta System located near Crossfield, Alberta. CrossAlta has a working natural gas capacity of 54 Bcf with a maximum deliverability capability of 480 mmcf/d.

•                  A 62 per cent interest in the Carleton (109 MW), Anse-à-Valleau (101 MW), and Baie-des-Sables (110 MW) wind farms, the first three phases of the Cartier Wind Energy Project, which commenced commercial operation in November 2008, November 2007 and November 2006, respectively.

TransCanada owns the following facilities which are under construction or development:

•      The Cartier Wind Energy Project consists of six wind projects in the Gaspé region of Québec contracted by Hydro-Québec Distribution representing a total of 740 MW when all six wind projects are complete.  Three of the wind farms are constructed and in service as noted above and the remaining three projects are under planning and development and are expected to be constructed through 2012, subject to the necessary approvals.  Cartier Wind is 62 per cent owned by TransCanada.

•                  The Portlands Energy Centre, a 550 MW high efficiency, combined-cycle natural gas generation power plant located in Toronto, Ontario is 50 per cent owned by TransCanada and is under construction. The plant went into service in simple-cycle mode, capable of delivering 340 MW of electricity in the summer of 2008. It is anticipated to be fully commissioned in its combined-cycle mode, with delivery capabilities of 550 MW of power in the first quarter of 2009.

•                  A 683 MW natural gas-fired power plant near the town of Halton Hills, Ontario is under construction and is expected to be placed in service in the third quarter of 2010.

•      The Coolidge generating station is a simple-cycle, natural gas-fired peaking power generation station under development in Coolidge, Arizona.  Based on optimal operating conditions, TransCanada predicts an electrical output of approximately 575 MW from this facility, designed to provide a quick response to peak power demands.  The project has received its required permits, and construction is expected to commence in the third quarter of 2009 with commissioning expected in 2011.  When constructed, the power output will be supplied to Salt River Project Agricultural Improvement and Power District under a 20-year power purchase contract.

•                  The proposed 132 MW Kibby wind power project is under construction and is expected to include 44 turbines located in Kibby and Skinner townships in Maine. Construction began in July 2008 and commissioning of the first phase is expected to begin in fourth quarter 2009.

Further information about TransCanada’s energy holdings and significant developments and opportunities relating to energy can be found in the MD&A under the headings “Energy”, “Energy – Financial Analysis” and “Energy – Opportunities and Developments”.

TRANSCANADA CORPORATION	14

GENERAL

Employees

At Year End, TransCanada’s principal operating subsidiary, TCPL, had approximately 3,987 employees, substantially all of whom were employed in Canada and the U.S., as set forth in the following table.

Western Canada	454
Calgary	1,697
Eastern Canada	242
U.S. West Coast	146
U.S. Mid West	478
U.S. Northeast	379
U.S. Southeast/Gulf Coast	246
Houston	342
Mexico and Chile	3
Total	3,987

Social and Environmental Policies

Health, safety and environment (“HS&E”) is a priority in all of TransCanada’s operations and is guided by its HS&E Commitment Statement.  The HS&E Commitment Statement outlines guiding principles for a safe and healthy environment for TransCanada’s employees, contractors and the public, and for the protection of the environment.  All employees are held responsible and accountable for HS&E performance.  Roles and responsibilities of employees are clearly defined to ensure appropriate financial, human and organizational resources are available to plan, implement and sustain the HS&E  management system, and to ensure that each employee understands his or her role in HS&E management system implementation, success and continuous improvement.  TransCanada is committed to being an industry leader in conducting its business so that it meets or exceeds all applicable laws and regulations, and minimizes risk to people and the environment.  TransCanada is committed to tracking and improving its HS&E performance, and to promoting safety on and off the job, in the belief that all occupational injuries and illnesses are preventable.  TransCanada endeavors to do business with companies and contractors that share its perspective on HS&E performance, and to influence them to improve TransCanada’s collective performance.  TransCanada is committed to respecting the diverse environments and cultures in which it operates, and to supporting open communication with the public, policy makers, scientists and public interest groups with whom we share stewardship of the world we inhabit.

TransCanada is committed to ensuring conformance with its internal policies and regulated requirements.  The HS&E Committee of TransCanada’s board of directors (the “Board”) monitors conformance with the Company’s HS&E corporate policy through regular reporting.  TransCanada’s HS&E management system is modeled on the International Organization of Standardization’s (“ISO”) standard for environmental management systems, ISO 14001, and focuses resources on the areas of significant risk to the organization’s HS&E business activities. Management is informed regularly of all important HS&E operational issues and initiatives through formal reporting processes.  TransCanada’s HS&E management system and performance are assessed by an independent outside firm every three years.  The most recent assessment occurred in November 2006.  The HS&E management system also is subject to ongoing internal review to ensure that it remains effective as circumstances change.

In 2008, employee and contractor health and safety performance continued to be a top priority.  Overall safety rates continue to perform significantly better than most industry benchmarks.  TransCanada’s assets were highly reliable in 2008 and there were no incidents that were material to TransCanada’s operations.

The safety of the public and integrity of our pipelines is a top priority of TransCanada.  The Company expects to spend approximately $185 million in 2009 for pipeline integrity on its wholly owned pipelines, which is higher than the amount spent in 2008 primarily due to increased levels of in-line pipeline inspection on all systems.  Under the approved regulatory models in Canada, pipeline integrity expenditures on NEB and AUC regulated pipelines are treated on a flow-through basis and, as a result, have no impact on TransCanada’s earnings.  Expenditures on the GTN System are also recovered through a cost recovery mechanism in its rates. Pipeline safety in 2008 continued to be very good.  TransCanada experienced one small-diameter pipeline failure in a remote part of east central Alberta.  The line break resulted in minimal impact with no injuries or property damage.  Spending associated with public safety on the Energy assets is focused primarily on hydro dams and associated equipment, and is consistent with previous years.

TRANSCANADA CORPORATION	15

Environmental Protection

TransCanada’s facilities are subject to various federal, provincial, state and local statutes and regulations regarding environmental quality and pollution control.  Environmental risks from TransCanada’s operating facilities typically include: air emissions, such as nitrogen oxides (“NOx”), particulate matter and greenhouse gases; potential impacts on land, including land reclamation or restoration following construction; the use, storage or release of chemicals or hydrocarbons; the generation, handling and disposal of wastes and hazardous wastes; and water impacts such as uncontrolled water discharge.   Environmental controls including physical design, programs, procedures and processes are in place to effectively manage these risks. TransCanada has ongoing inspection programs designed to keep all of our facilities in compliance with environmental requirements and we are confident that our systems are in material compliance with the applicable requirements.

TransCanada is not aware of any material outstanding orders, material claims or lawsuits against the Company in relation to the release or discharge of any material into the environment or in connection with environmental protection.

In 2008, TransCanada conducted various environmental risk assessments and remediation work, resulting in total costs of approximately $7.0 million for work conducted on TransCanada’s Canadian facilities and US$5.5 million for work conducted on our U.S. facilities.  TransCanada also conducted various retirement, reclamation and restoration work in 2008.  Total costs were approximately $7.3 million.

In North America, climate change policy continues to evolve at regional and national levels. In 2008, policies related to industrial greenhouse gas (“GHG”) emissions were in effect in Alberta, British Columbia and Québec and affected TransCanada’s assets located in those jurisdictions as discussed below.

In Alberta, the Specified Gas Emitters Regulation (“SGER”), which came into effect in 2007, requires industrial facilities to reduce GHG emissions intensities on an annual basis by 12 per cent from the baseline period, which has been established as the average emissions intensities in 2003, 2004 and 2005. A number of compliance mechanisms are available for those facilities unable to meet this target.  TransCanada’s Alberta-based pipe and power facilities are subject to this regulation, as are the Sundance and Sheerness coal-fired power facilities with which TransCanada has commercial arrangements. The cost of compliance incurred by TransCanada’s Alberta-based facilities related to SGER was approximately $12 million covering the period from July 1, 2007, the date of implementation of the SGER, to December 31, 2007.  Costs for 2008 compliance are estimated to be $28 million and will be finalized when compliance reports are submitted at the end of March 2009.  Compliance costs of the Alberta System pipeline network are recovered through tolls paid by customers.  Compliance costs for the Company’s power generation facilities and interests in Alberta are partially recovered through contracts and the impact of increased operating costs on Alberta power market prices.

The hydrocarbon royalty in Québec is collected by the natural gas distributor on behalf of the Québec Government via a green fund contribution charge on gas consumed. In 2008, the cost to Bécancour was less than $1.0 million as a result of an agreement between TransCanada and Hydro-Québec Distribution to temporarily suspend the facility’s power generation. The financial charges are expected to increase substantially in 2010 when the plant returns to service.

British Columbia’s carbon tax, which came into effect in 2008, applies to carbon dioxide emissions arising from fossil fuel combustion. Compliance costs for fuel combustion at the Company’s compressor and meter stations in British Columbia are recovered through tolls paid by customers. Costs related to the carbon tax for 2008 are approximately $1 million.  This cost is expected to increase over the next four years as the tax rate (charge per tonne carbon dioxide) increases by $5 per tonne annually from the initial tax rate of $10 per tonne carbon dioxide.

RISK FACTORS

Environmental Risk Factors

As indicated above, there are multiple environmental risks associated with TransCanada’s operating facilities and, as a consequence, TransCanada’s operations are subject to various environmental laws and regulations that establish compliance and remediation obligations. Compliance obligations can result in significant costs associated with installing and maintaining pollution controls, fines and penalties resulting from any failure to comply, and potential limitations on operations. Remediation obligations can result in significant costs associated with the investigation and remediation of contaminated properties, some of which have been designated as Superfund sites by the United States Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act, and with damage claims arising out of

TRANSCANADA CORPORATION	16

the contamination of properties or impact on natural resources. It is not possible for us to estimate exactly the amount and timing of all future expenditures related to environmental matters due to:

•      uncertainties in estimating pollution control and clean up costs, including sites where only preliminary site investigation or agreements have been completed;

•      the potential discovery of new sites or additional information at existing sites;

•      the uncertainty in quantifying liability under environmental laws that impose joint and several liability on all potentially responsible parties;

•      the evolving nature of  environmental laws and regulations, including the interpretation and enforcement thereof; and

•      the potential for litigation on existing or discontinued assets.

At December 31, 2008, TransCanada had accrued approximately $86 million for compliance and remediation obligations.  TransCanada believes that it has considered all necessary contingencies and has established appropriate reserves for environmental liabilities; however there is the risk that unforeseen matters may arise requiring us to set aside additional monies.

In addition to those climate change policies already in force and which are described above under the heading “Environmental Protection”, there are also several federal (Canada and U.S.), regional and provincial initiatives currently in development.  While recent political and economic events may significantly impact the scope and timing of new measures that are put in place, TransCanada anticipates that most of the Company’s facilities in Canada and the United States will be captured under future regional and/or federal climate change regulations to manage industrial GHG emissions.  Certain of these initiatives are outlined below.

TransCanada expects a number of its facilities will be affected by future Canadian federal climate change regulations.  In April 2007, the Government of Canada released the Regulatory Framework for Air Emissions (“Framework”).  The Framework outlines short-, medium- and long-term objectives for managing both GHG emissions and air pollutants in Canada.  It is not known at this time whether the impacts from the pending regulations will be material as draft regulations have not been released.  The Canadian government has also recently expressed interest in pursuing the development of a North American cap and trade system for GHG emissions.  It is uncertain how the Framework will fit within a North American cap and trade system and what the specific requirements for industrial emitters will be.  In the U.S., climate change is a strategic issue for the new administration and federal policy to manage domestic GHG emissions will be a priority.

At a regional level, seven western states and four Canadian provinces (British Columbia, Manitoba, Ontario and Québec) are focused on the implementation of a cap and trade program under the Western Climate Initiative (“WCI”). In the northeastern U.S., states that are members of the Regional Greenhouse Gas Initiative (“RGGI”) implemented a CO2 cap and trade program for electricity generators effective January 1, 2009. Participants in the Midwestern Greenhouse Gas Reduction Accord, which involves six states and one province (Manitoba), are developing a regional strategy for reducing members’ GHG emissions that will include a multi sector cap and trade mechanism.

At a provincial level, TransCanada has assets located in Ontario and Manitoba, where the provincial governments have announced climate change strategies that will impact industrial sources of GHG emissions (as mentioned above, British Columbia, Alberta and Québec already have policies in place). Details of these programs and information about how provincial programs will align with the Canadian government’s climate change policies are still not available.

The Company expects a number of its facilities will be affected by new legislative initiatives in the United States. Under RGGI, both Ravenswood and Ocean State Power generation facilities will be required to submit allowances shortly after December 31, 2011. It is expected that the costs will be recovered from the market and the net impact to TransCanada will be minimal. Company assets located in WCI and Midwestern Greenhouse Gas Reduction Accord member states and in California will be covered by measures put in place in these states; however, the level of impact is not known at this time as key policy details remain outstanding.

TransCanada monitors climate change policy developments and, when warranted, participates in policy discussions in jurisdictions where the Company has operations.  TransCanada is also continuing its programs to manage GHG emissions from its facilities and to evaluate new processes and technologies that result in improved efficiencies and lower GHG emission rates.

TRANSCANADA CORPORATION     17

Other Risk Factors

A discussion of the Company’s risk factors can be found in the MD&A under the headings “Pipelines - Opportunities and Developments”, “Pipelines - Business Risks”, “Pipelines — Outlook”, “Energy - Opportunities and Developments”, “Energy - Business Risks”, “Energy — Outlook”, “Corporate — Outlook” and “Risk Management and Financial Instruments”.

DIVIDENDS

The Board has not adopted a formal dividend policy. The Board reviews the financial performance of TransCanada quarterly and makes a determination of the appropriate level of dividends to be declared in the following quarter. Currently, TransCanada’s payment of dividends on its Common Shares is primarily funded from dividends TransCanada receives as the sole common shareholder of TCPL. Provisions of various trust indentures and credit arrangements to which TCPL is a party restrict TCPL’s ability to declare and pay dividends to TransCanada under certain circumstances and, if such restrictions apply, they may, in turn, have an impact on TransCanada’s ability to declare and pay dividends on its Common Shares. In the opinion of TransCanada’s management, such provisions do not currently restrict or alter TransCanada’s ability to declare or pay dividends.

The dividends declared per Common Share of TransCanada during the past three completed financial years are set forth in the following table:

	2008	2007	2006
Dividends declared on Common Shares	$1.44	$1.36	$1.28

DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

TransCanada’s authorized share capital consists of an unlimited number of Common Shares, of which 616,471,522 were issued and outstanding at Year End, and an unlimited number of first preferred shares and second preferred shares, issuable in series, of which none are outstanding. The following is a description of the material characteristics of each of these classes of shares.

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

TransCanada has a Shareholder Rights Plan (the “Plan”) that is designed to ensure, to the extent possible, that all shareholders of TransCanada are treated fairly in connection with any take-over bid for the Company.  The Plan creates a right attaching to each Common Share outstanding and to each Common Share subsequently issued.  Each right becomes exercisable ten trading days after a person has acquired, or commences a take-over bid to acquire, 20 per cent or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted under the terms of the Plan.  Each right permits registered holders to receive Common Shares of TransCanada at 50 per cent of the market price of such shares as determined as at the end of the day prior to the exercise date.  The Plan was reconfirmed at the 2007 annual and special meeting of shareholders and must be reconfirmed every third annual meeting thereafter.

TransCanada has a Dividend Reinvestment and Share Purchase Plan which permits common shareholders of TransCanada to elect to reinvest their cash dividends in additional Common Shares of TransCanada, and preferred shareholders of TCPL to elect, until such time as their participation is no longer permitted under securities law, to reinvest their cash dividends in Common Shares of TransCanada.  These Common Shares may be provided to the participants at a discount to the average market price in the five days before dividend payment.  The discount was set at 2 per cent commencing with the dividend payable in April 2007 and was increased to 3 per cent for the dividend payable in January 2009.  Participants may also make additional cash payments of up to $10,000 per quarter to purchase additional Common

TRANSCANADA CORPORATION     18

Shares, which optional purchases are not eligible for any discount on the price of Common Shares.  Participants are not responsible for payment of brokerage commissions or other transaction expenses for purchases made pursuant to the Dividend Reinvestment and Share Purchase Plan.

TransCanada also has stock-based compensation plans that allow some employees to purchase Common Shares of TransCanada.  Option exercise prices approximate the market price for the Common Shares on the date the options were issued.  Options granted under the plan are generally fully exercisable after three years and expire seven years after the date of grant.

First Preferred Shares

Subject to certain limitations, the Board may, from time to time, issue first preferred shares in one or more series and determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The first preferred shares as a class have, among others, provisions to the following effect.

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

CREDIT RATINGS

Although TransCanada has not issued debt to the public, it has been assigned an issuer rating by Moody’s Investors Service, Inc. (“Moody’s”) of Baa1 with a stable outlook. TransCanada does not presently intend to issue debt securities to the public in its own name and future financing requirements are expected to continue to be funded primarily through its subsidiary, TCPL. The following table sets out the credit ratings assigned to those outstanding classes of securities of TCPL which have been rated by DBRS Limited (“DBRS”), Moody’s and Standard and Poor’s (“S&P”):

	DBRS	Moody’s	S&P
Senior Unsecured Debt
Debentures	A	A3	A-
Medium-term Notes	A	A3	A-
Junior Subordinated Notes	BBB (high)	Baa1	BBB
Preferred Shares	Pfd-2 (low)	Baa2	BBB
Commercial Paper	R-1 (low)	-	-
Trend/Rating Outlook	Stable	Stable	Stable

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

TRANSCANADA CORPORATION     19

DBRS Limited (DBRS)

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

Moody’s Investors Service, Inc. (Moody’s)

Moody’s has different rating scales for short and long-term obligations. Numerical modifiers 1, 2 and 3 are applied to each rating classification, with 1 being the highest and 3 being the lowest. The A3 rating assigned to TCPL’s senior unsecured debt is the third highest of nine rating categories for long-term obligations. Obligations rated A are considered upper-medium grade and are subject to low credit risk. The Baa rating assigned to TCPL’s junior subordinated debt and preferred shares is the fifth highest of nine rating categories for long-term obligations, with the junior subordinated debt ranking slightly higher within the Baa rating category with a modifier of 1 as opposed to the modifier of 2 on the preferred shares. Obligations rated Baa are subject to moderate credit risk, are considered medium-grade, and as such, may possess certain speculative characteristics.

Standard & Poor’s (S&P)

S&P has different rating scales for short and long-term obligations. Ratings may be modified by the addition of a plus (+) or minus (-) sign to show the relative standing within a particular rating category. The A- rating assigned to TCPL’s senior unsecured debt is the third highest of ten rating categories for long-term obligations. An A rating indicates the obligor’s capacity to meet its financial commitment is strong; however, the obligation is slightly more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. The BBB ratings assigned to TCPL’s Junior Subordinated Notes and preferred shares are the fourth highest of ten rating categories for long-term obligations. An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

TRANSCANADA CORPORATION     20

MARKET FOR SECURITIES

TransCanada’s Common Shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The following table sets forth the reported monthly high, low, and month-end closing trading prices and monthly trading volumes of the Common Shares of TransCanada on the TSX and the NYSE for the period indicated:

Common Shares

	TSX (TRP)				NYSE (TRP)
Month	High ($)	Low ($)	Close ($)	Volume Traded	High (US$)	Low (US$)	Close (US$)	Volume Traded
December 2008	34.50	31.53	33.17	43,677,420	27.82	24.97	27.14	5,101,834
November 2008	37.45	30.29	32.70	46,435,859	32.59	23.52	26.37	5,418,243
October 2008	39.26	29.42	36.42	69,562,035	36.33	24.45	30.30	6,675,763
September 2008	40.60	35.95	38.17	49,809,072	37.96	34.01	36.15	3,557,196
August 2008	40.65	38.50	40.27	28,550,772	39.18	35.99	37.97	2,467,304
July 2008	39.99	36.47	39.70	35,668,563	39.29	35.72	38.74	3,765,973
June 2008	40.71	37.79	39.50	34,833,031	40.08	37.39	38.77	2,381,500
May 2008	40.04	36.77	39.16	44,457,100	40.64	35.94	39.38	2,978,200
April 2008	38.90	35.98	36.90	54,718,260	37.70	35.33	36.74	3,467,500
March 2008	40.60	36.97	39.55	28,273,379	41.25	36.38	38.53	2,852,100
February 2008	40.50	38.70	39.54	27,480,832	41.53	38.54	40.09	2,390,000
January 2008	40.97	36.21	39.57	30,366,638	41.31	35.60	39.23	3,438,700

In addition, TransCanada’s subsidiary, TCPL, has Cumulative Redeemable First Preferred Shares, Series U and Series Y listed on the TSX.

DIRECTORS AND OFFICERS

As of February 23, 2009, the directors and officers of TransCanada as a group beneficially owned, or exercised control or direction, directly or indirectly, over an aggregate of 1,401,751 Common Shares of TransCanada. This constitutes less than one per cent of TransCanada’s Common Shares. In addition, officers held exercisable options to acquire an aggregate of 1,777,523 additional Common Shares.  TransCanada collects this information from its directors and officers but otherwise has no direct knowledge of individual holdings of its securities.

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

Name and Place of Residence	Principal Occupation During the Five Preceding Years	Director Since
Kevin E. Benson(1) Wheaton, Illinois United States	President and Chief Executive Officer, Laidlaw International, Inc. (transportation services) from June 2003 to October 2007, and Laidlaw, Inc. from September 2002 to June 2003.	2005
Derek H. Burney, O.C. Ottawa, Ontario Canada	Senior strategic advisor at Ogilvy Renault LLP (law firm), Chair, Canwest Global Communications Corp. (communications) and Chair, International Advisory Board for Garda World Consulting & Investigation, a division of Garda World Security Corporation. Lead director at Shell Canada Limited (oil and gas) from April 2001 to May 2007. President and Chief Executive Officer, CAE Inc. (technology) from October 1999 to August 2004.	2005

TRANSCANADA CORPORATION     21

Name and Place of Residence	Principal Occupation During the Five Preceding Years	Director Since
Wendy K. Dobson Uxbridge, Ontario Canada	Professor, Rotman School of Management and Director, Institute for International Business, University of Toronto. Vice Chair and Chair of the audit committee, Canadian Public Accountability Board from 2003 to 2009. Director, Toronto-Dominion Bank. Member of the Advisory Committees of the Peterson Institute of International Economics and the Canada Institute at the Woodrow Wilson International Centre. Member of the International Advisory Committee of the Asia Society and a director of the Stephen Leacock Foundation for Children.	1992
E. Linn Draper Lampasas, Texas United States	Director, Alliance Data Systems Corporation (data processing and services), Lead Director, Alpha Natural Resources, Inc. (mining), NorthWestern Corporation (conducting business as NorthWestern Energy) (oil and gas) and Lead Director of Temple-Inland Inc. (materials). Chair, President and Chief Executive Officer of Columbus, Ohio-based American Electric Power Co., Inc. from April 1993 to April 2004.	2005
The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C. Québec, Québec Canada	Senior Partner, Stein Monast LLP (law firm). Director, Cossette Communication Group Inc., Institut Québecois des Hautes Études Internationales, Laval University, Metro Inc., RBC Dexia Investor Services Trust and Royal Bank of Canada.	2002
Kerry L. Hawkins Winnipeg, Manitoba Canada	Director, NOVA Chemicals Corporation. President, Cargill Limited (agricultural) from September 1982 to December 2005.	1996
S. Barry Jackson Calgary, Alberta Canada	Chair of the Board, TransCanada since April 2005. Director, Nexen Inc. (oil and gas). Director, WestJet Airlines Ltd. Chair of Resolute Energy Inc. (oil and gas) from January 2002 to April 2005 and Chair of Deer Creek Energy Limited (oil and gas) from April 2001 to September 2005.	2002
Paul L. Joskow New York, New York United States

Economist and President of the Alfred P. Sloan Foundation. On leave from his position as Professor of Economics and Management, Massachusetts Institute of Technology (“MIT”) where he has been on the faculty since 1972. Trustee of Yale University since July 1, 2008 and member of the Board of Overseers of the Boston Symphony Orchestra since September 2005. Director of the MIT Center for Energy and Environmental Policy Research from 1999 to 2007 and Director of National Grid plc from 2000 to 2007. Director of Exelon Corporation (energy) since July 2007. Trustee of Putnam Mutual Funds. President of the Yale University Council until July 1, 2006 and was on the Board of Directors of the Whitehead Institute of Biological Research until February 2005.

		2004
Harold N. Kvisle Calgary, Alberta Canada	President and Chief Executive Officer of TransCanada since May 2003 and TCPL since May 2001. Director, Bank of Montreal.	2001
John A. MacNaughton(2), C.M. Toronto, Ontario Canada	Chair of the Business Development Bank of Canada and of CNSX Markets Inc. (formerly the Canadian Trading and Quotation System Inc.) (stock exchange). Director, Nortel Networks Corporation and Nortel Networks Limited (the principal operating subsidiary of Nortel Networks Corporation) (technology). Appointed by the Minister of Human Resources and Social Development as Nominating Committee Chair for the new Canada Employment Insurance Financing Board in 2008. Founding President and Chief Executive Officer of the Canadian Pension Plan Investment Board from 1999 to 2005.	2006
David P. O’Brien(3) Calgary, Alberta Canada	Chair, EnCana Corporation (oil and gas) since April 2002 and Chair, Royal Bank of Canada since February 2004. Director, Molson Coors Brewing Company, Enerplus Resources Fund and C.D. Howe Institute. Chancellor, Concordia University and a member of the Science, Technology and Innovation Council of Canada.	2001

TRANSCANADA CORPORATION     22

Name and Place of Residence	Principal Occupation During the Five Preceding Years	Director Since
W. Thomas Stephens Greenwood Village, Colorado United States	Chair and Chief Executive Officer of Boise Cascade, LLC from November 2004 to November 30, 2008. Director, Boise Inc.	2007(4)
D. Michael G. Stewart Calgary, Alberta Canada	Director, Canadian Energy Services Inc., Pengrowth Corporation and Orleans Energy Ltd. Director of Esprit Exploration Ltd. (oil and gas) from May 2002 to September 2004; a director of Canada Southern Petroleum Ltd. from June 2003 to August 2004; Chairman and a trustee of Esprit Energy Trust (oil and gas) from August 2004 to October 2006; and a director of Creststreet Power & Income General Partner Limited, the General Partner of Creststreet Power & Income Fund L.P. (wind power) from December 2003 to February 2006.	2006

(1)             Mr. Benson was President and Chief Executive Officer of Canadian Airlines International Ltd. from July 1996 to February 2000. Canadian Airlines International Ltd. filed for protection under the Companies’ Creditors Arrangement Act (Canada) and applicable bankruptcy protection statutes in the U.S. on March 24, 2000.

(2)             Mr. MacNaughton was a director of Nortel Networks Corporation and Nortel Networks Limited (either, “Nortel”) when they and certain other subsidiaries filed for creditor protection under the Companies’ Creditors Arrangement Act (Canada) and applicable bankruptcy protection statutes in the U.S. and the United Kingdom on January 14, 2009.  Mr. MacNaughton became a director of Nortel on June 29, 2005.  Nortel was subject to a management cease trade order on April 10, 2006 issued by the Ontario Securities Commission (“OSC”) and other provincial securities regulators.  The cease trade order related to a delay in filing certain of Nortel’s 2005 financial statements.  The order was revoked by the OSC on June 8, 2006 and by the other provincial securities regulators very shortly thereafter.

(3)             Mr. O’Brien was a director of Air Canada in April 2003 when Air Canada filed for protection under the Companies’ Creditors Arrangement Act (Canada) and applicable bankruptcy protection statutes in the U.S.

(4)             Mr. Stephens previously served on the Board from 2000 to 2005.

Board Committees

TransCanada has four committees of the Board: the Audit Committee, the Governance Committee, the Health, Safety and Environment Committee and the Human Resources Committee. Mr. Jackson, the Chair of the Board, is a non-voting member of the Human Resources Committee and the Governance Committee. The voting members of each of these committees, as of Year End, are identified below:

Audit Committee		Governance Committee		Health, Safety & Environment Committee		Human Resources Committee
Chair:	K.E. Benson	Chair:	W.K. Dobson	Chair:	E.L. Draper	Chair:	W.T. Stephens
Members:	D.H. Burney	Members:	D.H. Burney	Members:	P. Gauthier	Members:	W.K. Dobson
	P. Gauthier		P.L. Joskow		K.L. Hawkins		E.L. Draper
	P.L. Joskow		J.A. MacNaughton		W.T. Stephens		K.L. Hawkins
	J.A. MacNaughton		D.P. O’Brien		D.M.G. Stewart		D.P. O’Brien
D.M.G. Stewart

The charters of the Governance Committee, the Health, Safety & Environment Committee and the Human Resources Committee can be found on TransCanada’s website under the Corporate Governance - Board Committees page located at www.transcanada.com.  Information about the audit committee can be found in this AIF under the heading “Audit Committee”.

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

TRANSCANADA CORPORATION     23

Executive Officers

Name	Present Position Held	Principal Occupation During the Five Preceding Years
Harold N. Kvisle	President and Chief Executive Officer	President and Chief Executive Officer
Russell K. Girling	President, Pipelines	Prior to June 2006, Executive Vice-President, Corporate Development and Chief Financial Officer
Gregory A. Lohnes	Executive Vice-President and Chief Financial Officer	Prior to June 2006, President and Chief Executive Officer of Great Lakes Gas Transmission Company
Dennis J. McConaghy	Executive Vice-President, Pipeline Strategy and Development	Prior to June 2006, Executive Vice-President, Gas Development
Sean McMaster	Executive Vice-President, Corporate and General Counsel and Chief Compliance Officer

Prior to October 2006, General Counsel and Chief Compliance Officer. Prior thereto, General Counsel since June 2006. Prior to June 2006, Vice-President, Transactions, Power Division, TCPL and concurrently, prior to August 2005, President TransCanada Power Services Ltd., general partner of TransCanada Power, L.P.

Alexander J. Pourbaix	President, Energy	Prior to June 2006, Executive Vice-President, Power
Sarah E. Raiss	Executive Vice-President, Corporate Services	Executive Vice-President, Corporate Services
Donald M. Wishart	Executive Vice-President, Operations and Engineering	Executive Vice-President, Operations and Engineering

Corporate Officers

Name	Present Position Held	Principal Occupation During the Five Preceding Years
Ronald L. Cook	Vice-President, Taxation	Vice-President, Taxation
Donald J. DeGrandis	Corporate Secretary	Prior to June 2006, Associate General Counsel, Corporate
Garry E. Lamb	Vice-President, Risk Management	Vice-President, Risk Management
Donald R. Marchand	Vice-President, Finance and Treasurer	Vice-President, Finance and Treasurer
G. Glenn Menuz	Vice President and Controller	Prior to June 2006, Assistant Controller

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

TRANSCANADA CORPORATION     24

CORPORATE GOVERNANCE

The Board and the members of TransCanada’s management are committed to the highest standards of corporate governance. TransCanada’s corporate governance practices comply with the governance rules of the Canadian Securities Administrators (“CSA”), those of the NYSE applicable to foreign issuers and of the SEC, and those mandated by the U.S. Sarbanes-Oxley Act of 2002. As a non-U.S. company, TransCanada is not required to comply with most of the NYSE corporate governance listing standards; however, except as summarized on our website at www.transcanada.com, the governance practices followed are in compliance with the NYSE standards for U.S. companies in all significant respects. TransCanada is in compliance with the CSA’s Multilateral Instrument 52-110 pertaining to audit committees; National Policy 58-201, Corporate Governance Guidelines; and National Instrument 58-101, Disclosure of Corporate Governance Practices. Further information about TransCanada’s corporate governance can be found on TransCanada’s website at www.transcanada.com under the heading “Corporate Governance” or at Schedule “A” to TransCanada’s management proxy circular.

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

Relevant Education and Experience of Members

The members of the Audit Committee at Year End were Kevin E. Benson (Chair), Derek H. Burney, Paule Gauthier, Paul L. Joskow, John A. MacNaughton and D. Michael G. Stewart.

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

Kevin E. Benson

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

Derek H. Burney

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

Paule Gauthier

Mme. Gauthier earned a Bachelor of Arts from the Collège Jésus-Marie de Sillery, a Bachelor of Laws from Laval University and a Master of Laws in Business Law (Intellectual Property) from Laval-University. She has served on the boards of several public companies and other organizations and on the audit committees of certain of those boards.

TRANSCANADA CORPORATION     25

Paul L. Joskow

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

John A. MacNaughton

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

D. Michael G. Stewart

Mr. Stewart earned a Bachelor of Science (Honours) in Geological Science from Queen’s University.  Mr. Stewart has served and continues to serve on the boards of several public companies and other organizations and on the audit committees of certain of those boards.  He has been active in the Canadian energy industry for over 35 years.

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

To date, TransCanada has not approved any non-audit services on the basis of the de-minimus exemptions. All non-audit services have been pre-approved by the Audit Committee in accordance with the pre-approval policy described above.

TRANSCANADA CORPORATION     26

External Auditor Service Fees

The following table provides information about the fees paid by the Company to KPMG LLP, the external auditor of the TransCanada group of companies, for professional services rendered for the 2008 and 2007 fiscal years.

Fee Category	2008	2007	Description of Fee Category
	(millions of dollars)
Audit Fees	$6.69	$6.27

Aggregate fees for audit services rendered for the audit of the annual consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements, the review of interim consolidated financial statements and information contained in various prospectuses and other offering documents.

Audit Related Fees	0.08	0.07

Aggregate fees for assurance and related services that are reasonably related to performance of the audit or review of the consolidated financial statements and are not reported as Audit Fees. The nature of services comprising these fees related to the audit of the financial statements of certain pension plans.

Tax Fees	0.14	0.06

Aggregate fees rendered for primarily tax compliance and tax advice. The nature of these services consisted of: tax compliance including the review of income tax returns; and tax items and tax services related to domestic and international taxation including income tax, capital tax and Goods and Services Tax.

All Other Fees	0.37	0.00

Aggregate fees for products and services other than those reported elsewhere in this table. The nature of these services consisted primarily of advice and training primarily related to compliance with IFRS.

Total	$7.28	$6.40

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Canadian Alliance of Pipeline Landowners’ Association (“CAPLA”) and two individual landowners commenced an action in 2003 under Ontario’s Class Proceedings Act, 1992, against TransCanada and Enbridge Inc. for damages of $500 million alleged to arise from the creation of a control zone within 30 metres of a pipeline pursuant to Section 112 of the National Energy Board Act. On November 20, 2006, TransCanada and Enbridge Inc. were granted a dismissal of the case but CAPLA appealed that decision. The appeal was heard on December 18, 2007.  On April 3, 2008, the Ontario Court of Appeal dismissed CAPLA’s appeal.  The decision of the Ontario Court of Appeal is final and binding as CAPLA did not seek any further appeal within the time frame allowed.

TransCanada and its subsidiaries are subject to various other legal proceedings and regulatory actions arising in the normal course of business. While the final outcome of such legal proceedings and regulatory actions cannot be predicted with certainty and there can be no assurance that such matters will be resolved in TransCanada’s favour, it is the opinion of TransCanada’s management that the resolution of such proceedings and regulatory actions will not have a material impact on TransCanada’s consolidated financial position, results of operations or liquidity.

MATERIAL CONTRACTS

The Ravenswood Agreement as described in this AIF under the heading “General Development of the Business – Developments in the Energy Business” is available on SEDAR at www.sedar.com under TransCanada’s profile.

The underwriting agreement between TransCanada Corporation and BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc., UBS Securities Canada Inc., Canaccord Capital Corporation and FirstEnergy Capital Corp., as underwriters, dated May 5, 2008 as described in this AIF under the heading “General Development of the Business – Financing Activities” is available on SEDAR at www.sedar.com under TransCanada’s profile.

The underwriting agreement between TransCanada Corporation and RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., TD Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc. and UBS Securities Canada Inc., as underwriters, dated November 17, 2008 as described in this AIF under the heading “General Development of the Business – Financing Activities” is available on SEDAR at www.sedar.com under TransCanada’s profile.

TRANSCANADA CORPORATION     27

TRANSFER AGENT AND REGISTRAR

TransCanada’s transfer agent and registrar is Computershare Trust Company of Canada with transfer facilities in the Canadian cities of Vancouver, Calgary, Winnipeg, Toronto, Montréal and Halifax.

INTEREST OF EXPERTS

TransCanada’s auditors, KPMG LLP, have confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

ADDITIONAL INFORMATION

1.                  Additional information in relation to TransCanada may be found under TransCanada’s profile on SEDAR at www.sedar.com.

2.                 Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of TransCanada’s securities and securities authorized for issuance under equity compensation plans (all where applicable), is contained in TransCanada’s management proxy circular for its most recent annual meeting of shareholders that involved the election of directors and can be obtained upon request from the Corporate Secretary of TransCanada.

3.                 Additional financial information is provided in TransCanada’s audited consolidated financial statements and MD&A for its most recently completed financial year.

TRANSCANADA CORPORATION     28

GLOSSARY

AcSB	Accounting Standards Board	IFRS	International Financial Reporting Standards
AGIA	Alaska Gasline Inducement Act	Iroquois System	A natural gas pipeline system in New York and Connecticut
AIF	Annual Information Form of TransCanada Corporation dated February 23, 2009	ISO	International Organization of Standardization
Alberta System	A natural gas transmission system throughout the province of Alberta	Keystone Canada	TransCanada Keystone Pipeline Limited Partnership
ANR	American Natural Resources Company and ANR Storage Company	Keystone Oil Pipeline

A 3,456 km (2,147 mile) oil pipeline project currently under construction that will initially transport crude oil from Hardisty, Alberta to U.S. Midwest markets at Wood River and Patoka in Illinois, and to Cushing, Oklahoma

ANR System

A natural gas transmission system which extends approximately 17,000 km from producing fields in Louisiana, Oklahoma, Texas and the Gulf of Mexico to markets in Wisconsin, Michigan, Illinois, Ohio and Indiana

		Keystone U.S. LNG	TransCanada Keystone Pipeline, LP Liquefied Natural Gas
ATCO Pipelines	Canadian Utilities Limited	MD&A	TransCanada’s Management’s Discussion and Analysis dated February 23, 2009
AUC	Alberta Utilities Commission	mmcf/d	Million cubic feet per day
Bbl/d	Barrels per day	Moody’s	Moody’s Investors Service, Inc.
Bcf	Billion cubic feet	MW	Megawatts
Bécancour	A power plant near Trois-Rivières, Québec	NBPL	Northern Border Pipeline Company
Bison	The Bison Pipeline Project, a proposed 298-mile pipeline from the Powder River Basin in Wyoming to the NBPL System	NBPL System	A natural gas transmission system located in the upper Midwestern portion of the U.S.
Board	TransCanada’s Board of Directors	NEB	National Energy Board
Broadwater	A proposed offshore LNG facility in Long Island Sound, New York	NGTL	Nova Gas Transmission Limited
Bruce A	Bruce Power A L.P.	North Baja	A natural gas pipeline in southern California
Bruce B	Bruce Power L.P.	NOx	Nitrogen oxides
Cacouna	The proposed Cacouna Energy LNG facility in Cacouna, Québec	NYSDOS	New York Department of State
Calpine	Calpine Corporation	NYSE	New York Stock Exchange
Canadian Mainline	A natural gas pipeline system running from the Alberta border east to delivery points in eastern Canada and along the U.S. border	Portland System	A natural gas pipeline that runs through Maine and New Hampshire into Massachusetts
CAPLA	Canadian Alliance of Pipeline Landowner’s Association	Portlands Energy Centre	A natural gas-fired combined-cycle power plant near downtown Toronto, Ontario
Cartier Wind Energy Project	Six wind energy projects contracted by Hydro-Québec Distribution representing a total of 740 MW in the Gaspé region of Québec	PPA	Power Purchase Arrangement
CO2	Carbon dioxide	Ravenswood	Ravenswood Generating Station
Common Shares	Common shares of TransCanada	Ravenswood Agreement	The membership interest and stock purchase agreement between KeySpan Corporation and TransCanada Facility USA Inc. dated March 31, 2008
Coolidge	Coolidge Generating Station	RGGI	Regional Greenhouse Gas Initiative
CSA	Canadian Securities Administrators	S&P	Standard and Poor’s
DBRS	DBRS Limited	SEC	United States Securities and Exchange Commission
EUB	Alberta Energy and Utilities Board	SGER	Specified Gas Emitters Regulation
FEIS	Final Environment Impact Statement	Sheerness	A power plant consisting of two 390 MW coal-fired thermal powered generating units
FERC	Federal Energy Regulatory Commission (USA)	Sundance	Two coal fired electrical generating facilities which produce 560 MW and 706 MW, respectively
Framework	The Regulatory Framework for Air Emissions	TCPL	TransCanada PipeLines Limited
Foothills System	A natural gas pipeline system in southeastern B.C., southern Alberta and southwestern Saskatchewan	TQM	Trans Québec & Maritimes Pipeline Inc.
GHG	Greenhouse gas	TransCanada or the Company	TransCanada Corporation
GTNC	Gas Transmission Northwest Corporation	TSX	Toronto Stock Exchange
GTN System	A natural gas transmission system running from northwestern Idaho, through Washington and Oregon to the California border	Tuscarora	Tuscarora Gas Transmission Company
Great Lakes	Great Lakes Gas Transmission Limited Partnership	Tuscarora System	A natural gas pipeline that runs from Oregon through northeast California to Reno, Nevada
Great Lakes System	A natural gas pipeline system in the north central U.S., roughly parallel to the Canada-U.S. Border	U.S.	United States
GUA	Gas Utilities Act (Alberta)	WCI	Western Climate Initiative
HS&E	Health, Safety and Environment	Year End	December 31, 2008

TRANSCANADA CORPORATION     A-1

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

TRANSCANADA CORPORATION     B-1

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

TRANSCANADA CORPORATION     B-2

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

(j)                                     discuss with management the Company’s material financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies;

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

TRANSCANADA CORPORATION     B-3

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

(f)                                  bi-annually review officers’ expenses and aircraft usage reports;

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

TRANSCANADA CORPORATION     B-4

(i)                                   ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law, but at least every five years;

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

 (e)                             review and approve the Company’s hiring policies for partners, employees and former partners and employees of the present and former external auditors (recognizing the Sarbanes-Oxley Act of 2002 does not permit the CEO, controller, CFO or chief accounting officer to have participated in the Company’s audit as an employee of the external auditors’ during the preceding one-year period) and monitor the Company’s adherence to the policy;

TRANSCANADA CORPORATION     B-5

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

(e)                                approve the appointment or termination of auditors and investment managers;

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

(c)                                review and approve guidelines for the Company’s hiring of partners, employees and former partners and employees of the external auditors who were engaged on the Company’s account;

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

TRANSCANADA CORPORATION     B-6

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

(c)                                  ensure the Committee has sufficient information to permit it to properly discharge its duties and responsibilities;

(d)                                 report to the Board on the activities of the Audit Committee relative to its recommendations, resolutions, actions and concerns; and

(e)                                  meet as necessary with the internal and external auditors.

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

TRANSCANADA CORPORATION     B-7

14.                               Review of Charter and Evaluation of Audit Committee

The Audit Committee shall review its Charter annually or otherwise, as it deems appropriate, and if necessary propose changes to the Governance Committee and the Board.  The Audit Committee shall annually review the Audit Committee’s own performance.

15.                               Outside Experts and Advisors

The Audit Committee is authorized, when deemed necessary or desirable, to retain and set and pay the compensation for independent counsel, outside experts and other advisors, at the Company’s expense, to advise the Audit Committee or its members independently on any matter.

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

2008 annual report

celebrating yesterday

delivering today

building for tomorrow

TransCanada

In business to deliver

celebrating yesterday delivering today building for tomorrow 2008 annual report celebrating yesterday It was a true engineering wonder of its time. Nearly 3,700 kilometres of steel pipe – pushed through some of the toughest terrain in Canada. Up to 5,000 workers persevered through a multitude of obstacles, often under extremely adverse conditions, to build what would be the world’s longest pipeline. In 2008, TransCanada’s Canadian Mainline celebrated 50 years of history – recognizing a milestone anniversary of the final weld on the first pipeline system designed to deliver Alberta natural gas to markets in Ontario and Quebec. Construction of the Mainline’s western leg began on June 17, 1956 at Burstall, Saskatchewan. Natural gas reached the cities of Winnipeg, Manitoba and Regina, Saskatchewan on the Canadian Prairies in September 1957. Workers pushed on, challenged by the terrain and the remoteness of the land - moving about one kilometre a day across Ontario and, finally into Quebec. The final weld on the pipeline took place in Kapuskasing, Ontario on October 10, 1958. To commemorate the event, Canada Post and TransCanada unveiled a special edition Canadian postage stamp, depicting a single, anonymous welder representing thousands of labourers who worked to complete the historic pipline. A little known fact – a silver dollar was welded to the pipe in that location. That silver dollar is now on display at TransCanada’s head office in Calgary, Alberta. Canadian Mainline construction Facts $375 million original cost. 655,000 tons of pipe carried by 25,000 railway cars. 184 lakes and rivers crossed. Permission needed from more than 5,000 landowners. Swamp-like muskeg swallowed vehicles up to their door handles. Impenetrable rock that took up to 30,000 sticks of dynamite per kilometre to dislodge. Workers faced bone numbing winters and mosquito-infested summers. Rain, mud, snow and ice were the yearly challenges faced by crews.

19
19
18
17
15
1
8
9
10
Calgary
Portland
5
16
14
6
7
2
Kapuskasing
Montreal
23
24
11
20
21
Toronto
13
Boston
12
New York
4
3
3
22
Houston
Natural Gas Pipeline
Proposed Pipeline
Oil Pipeline
Power Facility
Gas Storage

22 7 15 19 3 11 14 2 5 18 17 16 21 20 12 23 24 9 8 10 13 3 6 1 19 4 New York Boston Houston Toronto Calgary Portland Kapuskasing Montreal Natural Gas Pipeline Proposed Pipeline Oil Pipeline Power Facility Gas Storage

Pipelines TransCanada operates one of the largest natural gas pipeline systems in North America. With 50 years of experience, we are experts in the business of operating, maintaining and building large-diameter, long-haul pipelines. The strength of our pipeline business is rooted in these examples of critical infrastructure: Delivering 20% of the natural gas consumed in North America 1 Alberta System This 23,705 kilometre (14,730 mile) pipeline moves approximately 11 Bcf/d, making it one of the largest in North America. It gathers natural gas for use in Alberta and delivers it to provincial border points for export to North American markets. In 2008, the Alberta System gathered 66 per cent of the natural gas produced in Western Canada. 2 Canadian Mainline This 14,101 kilometre (8,762 mile) pipeline extends east from the Alberta border to Quebec and connects with other natural gas pipelines in Canada and the United States. Across the Canadian prairies, the system consists of five parallel lines capable of transporting approximately 7.0 Bcf/d. 3 ANR Pipeline System 4 ANR Storage This 17,000 kilometre (10,563 mile) pipeline has a peak day capacity of 6.8 Bcf/d. It delivers natural gas from producing fields in Texas, Oklahoma, Louisiana and the Gulf of Mexico to markets in Wisconsin, Michigan, Illinois, Ohio and Indiana. ANR also owns and operates 250 Bcf of regulated natural gas storage capacity in Michigan. 5 GTN 6 Northern Border 7 Great Lakes These three natural gas pipelines include a total of 7,828 kilometres (4,864 miles) of pipe and deliver natural gas from Western Canada to premium markets across North America. Energy TransCanada has built a successful power business by acquiring low-cost, baseload generation, and developing new large-scale facilities backed by long-term power purchase arrangements. Today we own or have interests in 19 power plants in Canada and the United States. We also have a significant non-regulated natural gas storage business in Alberta where we own or have the rights to 120 Bcf of capacity. Some examples of our Energy assets include: Capacity to power 11 million homes 8 9 Sundance 10 Sheerness Through these power purchase arrangements in Alberta and a number of other wholly-owned plants, we market 20 per cent of the province’s power. 11 Bruce Power Canada’s first private nuclear generating station, this facility currently produces 4,700 MW of power or more than 20 per cent of Ontario’s electricity. 12 Ravenswood Generating Station Located in Queens, New York, the 2,480 MW power plant is capable of supplying 20 per cent of New York City’s power needs. 13 TC Hydro 13 hydroelectric facilities on the Connecticut and Deerfield rivers in New Hampshire, Vermont and Massachusetts produce 583 MW of power.

TransCanada is a leading North American energy infrastructure company. With approximately $40 billion in assets, today we are a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and natural gas storage facilities. Our 59,000 kilometre (36,661 mile) wholly-owned natural gas pipeline network taps into virtually every major natural gas supply basin on the continent and provides our customers with unparalleled access to premium markets. Each day we deliver 20 per cent of the natural gas consumed in North America. Looking forward, our vast pipeline network is well positioned to connect new sources of supply such as shale gas, coalbed methane and offshore liquefied natural gas as well as supply from the north. We are also one of the continent’s largest providers of natural gas storage and related services with approximately 370 billion cubic feet of capacity – enough to meet the needs of nearly four million homes each year. As one of Canada’s largest independent power producers, TransCanada owns, controls or is developing more than 10,900 megawatts of power generation in Canada and the United States – enough capacity to power 11 million homes. Our diversified power portfolio includes natural gas, nuclear, coal, hydro and wind generation primarily located in Alberta, Ontario, Quebec and the northeastern United States. Recently, we made a significant entry into the oil pipeline business through the Keystone Pipeline System. When completed it will be one of North America’s largest oil delivery systems with the capacity to move 1.1 million barrels per day from Western Canada to markets in the U.S. Midwest and Gulf Coast. Going forward, we will continue to create value for our shareholders and our customers by building and operating the energy infrastructure that North America needs. Today, we are in the midst of an $18 billion capital program that will see a number of attractive, low-risk projects completed over the next four years. They include expansions of our existing pipeline infrastructure, new pipeline infrastructure, new natural gas storage facilities and new power plants – critical infrastructure in the markets we serve. As we build for tomorrow, TransCanada is committed to being a reliable and safe operator, with a focus on providing low-cost, competitive services to our customers. With growth comes greater responsibility. Responsibility to our investors, to our customers, to our employees, to the contractors who work diligently with us, to the regulators across the continent who scrutinize our proposals, to the thousands of residents in communities located near our pipelines and power plants, and to the environment. We have always worked hard to ensure environmental sustainability wherever we operate. Our success is a reflection of our exceptional team of 4,000 committed and motivated employees who bring skill, experience, energy and knowledge to the work they do. They are our competitive advantage. Creating value for our shareholders and customers $40 billion in assets 4,000 talented employees delivering today building for tomorrow Pipelines 14 Keystone Pipeline System This US$12 billion pipeline will stretch 6,176 kilometres (3,837 miles) from Hardisty, Alberta to refining centres in the U.S. Midwest and Gulf Coast. When completed, Keystone will be one of the largest oil delivery systems in North America with the capacity to move 1.1 million barrels of oil a day to an American market looking for a growing and reliable supply. In 2008, TransCanada agreed to increase its ownership interest up to 79.99 per cent of Keystone. 15 Alberta System North Central Corridor Expansion Stretching 300 kilometres (186 miles) across northern Alberta, the $925 million North Central Corridor expansion will optimize natural gas flows on the Alberta System and allow TransCanada to address changing supply and demand dynamics in the province. 16 Bison Pipeline Project The 480 kilometre (298 mile) Bison Pipeline project will move natural gas from the Powder River Basin in Wyoming to the Northern Border System in North Dakota, tapping into a growing supply of U.S. Rockies natural gas for Midwest markets in the United States. The US$500 - US$600 million initiative is expected to begin shipping natural gas in late 2010. 17 Groundbirch 18 Horn River Pipeline Projects Groundbirch and Horn River are both designed to transport natural gas to market from shale gas deposits in northeastern British Columbia. TransCanada held a successful open season late in 2008 for the Groundbirch line, with commitments reaching 1.1 Bcf/d by 2014. The 77 kilometre (48 mile) project should be operational in late 2010. The company continues to work with potential shippers on the Horn River line. It is expected to start shipping gas in early 2011. 19 Northern Pipeline Projects Billed as the largest construction project in U.S. history, the US$26 billion (2007 dollars) Alaska Pipeline would transport natural gas from untapped reserves in Prudhoe Bay in the North to Alberta, where it would integrate with the Alberta System to provide access to diverse markets across North America. TransCanada has received a license from the Alaska government to advance the 2,760 kilometre (1,715 mile) line and is committed to moving the project through an open season in 2010 and the subsequent regulatory process. If successful, the project could be sanctioned in 2014, with natural gas anticipated to start flowing in 2018. In Canada, TransCanada and the other co-venture companies involved in the Mackenzie Gas Pipeline project continue to pursue approval of the proposed 1,200 kilometre (746 mile) pipeline project, focusing on obtaining regulatory approval and the Canadian government’s support of an acceptable fiscal framework. Attractive, low-risk projects... Keystone will deliver 1.1 million barrels of oil per day to U.S. markets $18 billion capital program underway Today, TransCanada is in the midst of an $18 billion capital program that will see a number of attractive, low-risk energy infrastructure projects completed over the next four years. Each project has

Energy 11 Bruce Power The $3.4 billion refurbishment of Bruce A Units 1 and 2 is expected to be completed in 2010. TransCanada’s share of the capital investment is approximately $1.7 billion. When complete, the two units will be capable of delivering 1,500 MW of electricity to the Ontario market – enough to power one and a half million homes. Bruce Power is made up of two generating stations – A and B – with each consisting of four generating units. TransCanada owns 48.9 per cent of Bruce A and 31.6 per cent of Bruce B. 20 Portlands Energy 21 Halton Hills Construction of the Portlands Energy Centre is nearing completion and should be fully operational early in 2009. The 550 MW facility can supply 25 per cent of Toronto’s electricity needs. This high-efficiency power plant is 50 per cent owned by TransCanada and is expected to cost $730 million. Work on the $670 million Halton Hills Generating Station is 50 per cent complete. The 683 MW facility should be operational late in 2010. Located 40 kilometres (25 miles) west of Toronto, Halton Hills will generate enough power for 600,000 homes. 22 Coolidge TransCanada continues to establish its energy footprint in the U.S. with a 575 MW power project in Coolidge, Arizona. The US$500 million plant will provide a quick response to peak power demands, have reserve capacity, and the ability to add power quickly to support reliability in the region. Construction is expected to begin in the summer of 2009 and be complete in 2011. 23 Cartier 24 Kibby The Cartier and Kibby Wind projects will generate clean, renewable electricity for thousands of families. Cartier is the largest wind power project in Canada, valued at $1.1 billion. Its six phases will ultimately generate 740 MW of power. Three phases are now complete, with the remainder coming on stream by 2012. TransCanada owns 62 per cent of Cartier. Residents of New England will ultimately see 44 wind turbines built between 2009 and 2010 as part of the US$320 million Kibby project. This 132 MW initiative will be the largest wind power development in the state, providing enough ‘green energy’ for 50,000 homes in the state of Maine. been commercially secured through long-term contractual arrangements. These arrangements, along with our expertise in developing, building and operating largescale energy infrastructure gives us confidence these projects will generate attractive, long-term returns for our shareholders. Looking forward, we will continue to cultivate a high quality portfolio of future growth opportunities that will create additional value for decades to come. Bruce Power will add 1,500 MW to the Ontario market generating long-term returns for our shareholders

2008 Financial Highlights

Building on our track record of success

Net Income
per Common Share
– Basic (dollar)
2.13
2.49
2.21
2.31
2.53
04
05
06
07
08

Comparable Earnings(1)
per Common Share
– Basic (dollar)
1.62
1.72
1.90
2.08
2.25
04
05
06
07
08

Dividends Declared
per Common Share
(dollar)
1.16
1.22
1.28
1.36
1.44
04
05
06
07
08

Funds Generated
from Operations(1)
(millions of dollars)
1,703
1,851
2,378
2,621
3,021
04
05
06
07
08

Capital Expenditures
and Acquisitions
(millions of dollars)
2,046
2,071
2,042
5,874
6,369
04
05
06
07
08

Market Price – Close
Toronto Stock Exchange
(dollar)
29.80
36.65
40.61
40.56
33.17
04
05
06
07
08

(2) Compared to 2007.

Building on our track record of success 2008 Financial Highlights 04 05 06 07 08 2.53 2.13 2.49 2.21 2.31 Net Income per Common Share – Basic (dollars) 04 05 06 07 08 3,021 1,703 1,951 2,378 2,621 Funds Generated from Operations(1) (millions of dollars) 04 05 06 07 08 6,363 2,046 2,071 2,042 5,874 Capital Expenditures and Acquisitions (millions of dollars) 04 05 06 07 08 29.80 36.65 40.61 40.54 33.17 Market Price – Close Toronto Stock Exchange (dollars) 04 05 06 07 08 2.25 1.62 1.72 1.90 2.08 Comparable Earnings(1) per Common Share – Basic (dollars) 04 05 06 07 08 1.44 1.16 1.22 1.28 1.36 Dividends Declared per Common Share (dollars) (1) Non-GAAP measure that does not have any standardized meaning prescribed by generally accepted accounting principles. For more information on non-GAAP measures see page 16 in the Management’s Discussion and Analysis of the 2008 Annual Report. (2) Compared to 2007. Net Income $1.4 billion or $2.53 per common share, a 10% increase(2) Comparable Earnings(1) $1.3 billion or $2.25 per common share, an 8% increase(2) Dividends Declared $1.44 per common share, a 6% increase(2) Funds Generated from Operations(1) $3.0 billion, a 15% increase(2) Capital Expenditures and Acquisitions $6.4 billion invested in core businesses

Financial Highlights
Year ended December 31 (millions of dollars)	2004	2005	2006	2007	2008

Income
Comparable earnings(1)	786	839	925	1,100	1,279
Net income	1,032	1,209	1,079	1,223	1,440
Cash Flow
Funds generated from operations	1,703	1,951	2,378	2,621	3,021
(Increase)/decrease in operating working capital	29	(49)	(303)	215	(181)

Net cash provided by operations	1,732	1,902	2,075	2,836	2,840

Capital expenditures and acquisitions	2,046	2,071	2,042	5,874	6,363
Balance Sheet
Total assets	22,422	24,113	25,909	30,330	39,414
Long-term debt	9,749	9,640	10,887	12,377	15,368
Junior subordinated notes	–	–	–	975	1,213
Common shareholders' equity	6,565	7,206	7,701	9,785	12,898
Common Share Statistics Year ended December 31	2004	2005	2006	2007	2008

Comparable earnings(1) – Basic	$1.62	$1.72	$1.90	$2.08	$2.25
Net income per share – Basic	$2.13	$2.49	$2.21	$2.31	$2.53
Net income per share – Diluted	$2.12	$2.47	$2.20	$2.30	$2.52
Dividends declared per share	$1.16	$1.22	$1.28	$1.36	$1.44
Common shares outstanding (millions)
Average for the year	484.1	486.2	488.0	529.9	569.6
End of year	484.9	487.2	489.0	539.8	616.5
Market Price – Close
Toronto Stock Exchange (Canadian dollars)	29.80	36.65	40.61	40.54	33.17
New York Stock Exchange (U.S. dollars)	24.87	31.48	34.95	40.93	27.14

(1) Non-GAAP measure that does not have any standardized meaning prescribed by generally accepted accounting principles. For more information on non-GAAP measures see page 16 in the Management's Discussion and Analysis of the 2008 Annual Report.

TRANSCANADA CORPORATION        1

Chairman's Message

Being able to say that 2008 was another strong year for TransCanada comes with considerable satisfaction. Success can be elusive at the best of times, but to be successful in this difficult global economy is a true achievement. TransCanada has done just that, producing strong financial results and making significant progress on a number of important initiatives.

Recognition of this performance was demonstrated by our ability to secure significant funding during 2008 for our large portfolio of attractive projects. This support in the capital markets was particularly gratifying and these funds will be used to continue to deliver long-term value to our shareholders.

In early February, as a further reflection of the confidence we have in the company, the Board approved an increase in the dividend on common shares for the ninth consecutive year, taking the quarterly dividend to $0.38 per common share or $1.52 annually. We also approved a three per cent discount on common shares issued under our dividend reinvestment and share purchase plan. The plan allows common and preferred shareholders to participate in our future by purchasing additional common shares at a discount.

While our financial track record is sound, we continue our commitment to social responsibility. TransCanada is one of only five companies from Canada to be recognized among this year's Global 100 Most Sustainable Corporations in the World. These companies are honoured as having the best ability to manage environmental, social and governance risks. In addition, TransCanada was named to The Dow Jones Sustainability Index, recognizing the financial performance of leading sustainability-driven companies worldwide.

The Board of Directors of TransCanada remains focused on strong corporate governance. Overseeing strategic direction and decision-making by the executive leadership are key responsibilities at all times but especially in this challenging environment, and we are focused on the goals and objectives we set for TransCanada over the long-term.

In the final analysis, though, delivering results must be founded on a practical philosophy, sound strategy and flawless execution. TransCanada's thoughtful, measured approach, the company's leaders and our 4,000 employees across North America are the reasons for our success. Along with all of the members of the Board of Directors, I would like to thank each team member for their extraordinary efforts in advancing our business in 2008. The company has doubled its asset base over the last decade to $40 billion through your contributions and continues on its path of becoming North America's leading energy infrastructure company.
On behalf of the Board of Directors, S. Barry Jackson

2        CHAIRMAN'S MESSAGE

Letter to Shareholders

TransCanada delivered strong operating and financial results in 2008. Each of our major business units generated strong results, with growing cash flows and excellent progress on major initiatives. Capital projects were executed to a very high standard, setting the stage for continued growth in earnings, cash flow and shareholder value in the years to come.

In 2008, TransCanada earned $1.4 billion or $2.53 per share, compared to $1.2 billion or $2.31 per share in 2007, an increase of 10 per cent on a per share basis. Comparable earnings(1) per share increased approximately eight per cent to $2.25 per share.

Funds generated from operations(1) increased substantially, to a record $3 billion. That represents a 15 per cent increase over 2007 and is nearly three times as large as our funds generated from operations(1) in 1999.

Our long term shareholders will recall that TransCanada established a new strategic direction in 2000, shedding international assets, exiting the volatile midstream business and focusing our efforts on pipeline and power generation opportunities within North America. In 2001 we further reduced our exposure to commodity price volatility by selling our natural gas marketing and trading business.

Since 1999 TransCanada has invested approximately $24 billion in stable, value-creating pipeline and energy growth opportunities. Those investments have transformed TransCanada: today we are the unquestioned leader in North American natural gas transmission; we are building a large and very competitive oil pipeline business; we are one of North America's largest and most profitable natural gas storage operators; and we own the largest and most profitable private-sector power business in Canada.

Our investments have been both large and profitable. Since 1999 our comparable earnings(1) per share have grown at a compound average annual rate of nine per cent, from $1.08 in 1999 to $2.25 in 2008. Over that same period we generated significant additional earnings and cash proceeds from the sale of non-core assets and certain other items. These transactions funded a significant portion of our capital program over the past nine years.

TransCanada's strong financial performance has enabled our Board of Directors to increase our dividend on common shares in each of the past nine years. Most recently, we increased our dividend to $1.52 per share on an annualized basis, an increase of six percent over 2008. Our Board of Directors also approved an increase in the discount on the issuance of common shares from treasury under our Dividend Reinvestment and Share Purchase Plan from two to three per cent. This provides existing shareholders with an opportunity to participate in the future growth of the company by reinvesting their dividends in additional common shares.

LETTER TO SHAREHOLDERS        3

Our natural gas pipeline business achieved excellent results in 2008. Each day we deliver approximately 20 per cent of the natural gas consumed in North America, and we continue to build on that industry-leading position. We are currently investing more than $1.5 billion to expand and extend our Alberta System. We have asked Canada's National Energy Board to assume jurisdiction over the Alberta System, a move that will enable TransCanada to compete for new natural gas supplies in British Columbia, the Northwest Territories and Alaska. We are excited by the prospects for shale gas development in northeastern British Columbia and we look forward to extending our system to serve producers in the Montney and Horn River shale plays.

We continue to build a large scale, profitable natural gas pipeline business in the United States. Our 2007 acquisition of the ANR System has proven to be both profitable and well-timed. Rockies volumes have filled the southwest leg of ANR, and the emerging Haynesville and Fayetteville shale plays are expected to contribute significant volumes to the southeast leg in the years ahead. ANR's large natural gas storage business in Michigan has grown significantly since acquisition, and we see significant capital investment opportunities throughout the ANR System in the years ahead. Notably, we now have a strong commercial and business development team in Houston, Texas, improving our access to natural gas pipeline opportunities in the United States.

Our efforts to bring Mackenzie and Alaska gas to market continue to move forward. These large, long term projects will connect more than 4 Bcf/d to our Alberta System, providing shippers with unparalleled access to premium North American markets through our GTN, Northern Border, Great Lakes and Canadian Mainline systems.

Five years ago we identified the opportunity to move growing volumes of crude oil from Alberta's oilsands to major United States refining centres in the southern Midwest and Gulf Coast regions. Construction is well underway on our Keystone pipeline from Hardisty, Alberta to Wood River and Patoka, Illinois, with flows commencing in early 2010. We are currently finalizing regulatory applications for the Keystone expansion, which will extend our reach to premium markets in the Gulf Coast region. Both Keystone and the Gulf Coast expansion are underpinned by long-term contracts to move more than 900,000 barrels per day.

Our power generation business has grown more than tenfold over the past nine years, and projects currently under construction will deliver significant growth in cash flow and earnings over the next three years. The 550 MW Portlands Energy Centre in Toronto is expected to be in service in first quarter 2009. The 683 MW Halton Hills Generating Station located west of Toronto is expected to be in service in third quarter 2010. The 1,500 MW refurbishment of Bruce A Units 1 and 2 is also expected to come on line in 2010. Other projects now under construction or in development include the Cartier and Kibby Wind projects and the Coolidge Generating Station. These large-scale generating projects are highly efficient, located in premium markets, and underpinned by strong, long-term commercial arrangements.

4        LETTER TO SHAREHOLDERS

Energy infrastructure is a long-cycle, capital intensive business, and we structure our projects carefully to ensure stable profitability throughout the cycle. With a strong balance sheet and significant liquidity, TransCanada has the ability to endure turbulent economic times, today and in the future. Our strong cash flows from existing assets together with continued access to capital markets means we are well positioned to fund our sizeable capital program and deliver growing cash flow and earnings in the years ahead.

TransCanada's enduring success is a reflection of the skills and commitment of our outstanding team of 4,000 employees located in Calgary, Houston and many other regions across North America. Our employees truly are our competitive advantage. Their operating and commercial expertise, their project development and execution capabilities and their dedication to value creation are unparalleled in the energy infrastructure industry. I am confident that we will continue to deliver significant shareholder value for many years to come.

Hal Kvisle President and Chief Executive Officer

(1) Non-GAAP measure that does not have any standardized meaning prescribed by generally accepted accounting principles. For more information on non-GAAP measures see page 16 in the Management's Discussion and Analysis of the 2008 Annual Report.

LETTER TO SHAREHOLDERS        5

TABLE OF CONTENTS

TRANSCANADA OVERVIEW	8
TRANSCANADA'S STRATEGY	9

CONSOLIDATED FINANCIAL REVIEW
Selected Three Year Consolidated Financial Data	11
Highlights	12
Segment Results	14
Results of Operations	15

FORWARD-LOOKING INFORMATION	15
NON-GAAP MEASURES	16
OUTLOOK	17

PIPELINES
Highlights	20
Results	20
Financial Analysis	21
Opportunities and Developments	23
Business Risks	27
Outlook	29
Natural Gas Throughput Volumes	31

ENERGY
Highlights	34
Results	34
Power Plants – Nominal Generating Capacity and Fuel Type	35
Financial Analysis	35
Opportunities and Developments	45
Business Risks	47
Outlook	48

CORPORATE
Results	49
Financial Results	49
Outlook	50

DISCONTINUED OPERATIONS	50

LIQUIDITY AND CAPITAL RESOURCES
Summarized Cash Flow	50
Highlights	51

CONTRACTUAL OBLIGATIONS
Contractual Obligations	55
Principal Repayments	56
Interest Payments	56
Purchase Obligations	57

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Financial Risks and Financial Instruments	59
Other Risks	66

6        MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES	69
SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES	70
ACCOUNTING CHANGES	73
SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA	75
FOURTH QUARTER 2008 HIGHLIGHTS	77
SHARE INFORMATION	79
OTHER INFORMATION	79
GLOSSARY OF TERMS	80

MANAGEMENT'S DISCUSSION AND ANALYSIS        7

The Management's Discussion and Analysis (MD&A) dated February 23, 2009 should be read in conjunction with the audited Consolidated Financial Statements of TransCanada Corporation (TransCanada or the Company) and the notes thereto for the year ended December 31, 2008, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). This MD&A covers TransCanada's financial position and operations as at and for the year ended December 31, 2008. Amounts are stated in Canadian dollars unless otherwise indicated. Abbreviations and acronyms used in this MD&A are identified in the Glossary of Terms in the Company's 2008 Annual Report.

TRANSCANADA OVERVIEW

In 2008, TransCanada celebrated the 50th anniversary of the completion of its original pipeline from Alberta to Ontario and Québec. Fifty years of experience has established TransCanada as a significant player in the development and operation of North American energy infrastructure, including natural gas and oil pipelines, power generation plants, and natural gas storage facilities.

TransCanada has invested approximately $24 billion in capital projects in the last nine years, and currently has more than $40 billion in total assets. The Company is currently executing an $18 billion capital program and most of the projects are expected to be completed by 2012. Over the longer term, TransCanada intends to continue to pursue and develop its substantial portfolio of large-scale infrastructure projects. TransCanada is committed to maintaining the financial strength required to build the energy infrastructure needed to serve increased energy demand, respond to shifting energy supply-demand dynamics and replace aging North American infrastructure.

Pipelines Assets

The TransCanada network of more than 59,000 kilometres (km) (36,661 miles) of wholly owned and 7,800 km (4,847 miles) of partially owned natural gas pipelines connect virtually every major natural gas supply basin and market, transporting 20 per cent of the natural gas consumed in North America. TransCanada's natural gas pipelines link gas supplies from Western Canada, the United States (U.S.) mid-continent and Gulf of Mexico to premium North American markets. These assets are well positioned to connect emerging natural gas supplies, including northern gas, northeastern British Columbia (B.C.) and U.S. shale gas, and offshore liquefied natural gas (LNG) imports, to growing markets.

TransCanada's Alberta System gathered 66 per cent of the natural gas produced in Western Canada or 15 per cent of total North American production in 2008. TransCanada exports natural gas from the Western Canada Sedimentary Basin (WCSB) to Eastern Canada and the U.S. West, Midwest, and Northeast through three wholly owned pipeline systems: the Canadian Mainline, the GTN System and Foothills. TransCanada also exports natural gas from the WCSB to Eastern Canada and to the U.S. West, Midwest, and Northeast through six partially owned natural gas pipeline systems: Great Lakes, Iroquois, Portland, TQM, Northern Border and Tuscarora. Certain of these pipeline systems are held through the Company's 32.1 per cent interest in TC PipeLines, LP (PipeLines LP).

ANR was acquired in February 2007. ANR transports natural gas from producing fields located primarily in Oklahoma, Texas, Louisiana and the Gulf of Mexico to markets located in Wisconsin, Michigan, Illinois, Ohio and Indiana. It also connects with numerous other natural gas pipelines, providing customers with access to diverse sources of North American supply, including Western Canada and the Rocky Mountain region, and to a variety of end-user markets in the midwestern and northeastern U.S. ANR owns and operates 250 billion cubic feet (Bcf) of regulated natural gas storage capacity in Michigan.

In addition, the Company has agreed to increase its ownership interest up to 79.99 per cent in each of TransCanada Keystone Pipeline Limited Partnership and TransCanada Keystone Pipeline, LP (collectively, Keystone partnerships). TransCanada has partnered with ConocoPhillips, a global, integrated oil and gas producer and refiner to build the Keystone crude oil pipeline. Currently under construction, the Keystone pipeline will transport 1.1 million barrels per day (Bbl/d) of crude oil from Hardisty, Alberta to U.S. Midwest markets at Wood River and Patoka in Illinois, and at Cushing, Oklahoma, and to U.S. Gulf Coast markets. The pipeline is supported by long-term contracts with strong counterparties and provides a low-cost shipping option. While the current economic slowdown and low oil price environment have eased the pace of oil sands project activity, developments in the medium to long term in Alberta will provide attractive opportunities for further additions to crude oil transmission infrastructure.

8        MANAGEMENT'S DISCUSSION AND ANALYSIS

Energy Assets

TransCanada's Energy business has grown from 754 megawatts (MW) in 1999 to more than 10,900 MW in 2008. The Company's diverse power generation portfolio of primarily low-cost, baseload or long-term contracted facilities comprises a total of 19 plants in Alberta, Eastern Canada, New England, and New York City. The accompanying graph illustrates each fuel source as a percentage of the Company's overall Energy portfolio:

TransCanada has developed a significant non-regulated natural gas storage business in Alberta where the Company owns or has rights to 120 Bcf or approximately one-third of the natural gas storage capacity in the province.

Opportunities and developments in the Company's Pipelines and Energy businesses are discussed further in the "Pipelines" and "Energy" sections of this MD&A.

TRANSCANADA'S STRATEGY

TransCanada's vision is to be the leading energy infrastructure company in North America with a strong focus on pipelines and power generation opportunities located in regions where it has or can develop significant competitive advantage. Since 2000, TransCanada's key strategies continue to evolve with the Company's growth and development and its changing business environment. TransCanada's corporate strategy integrates five fundamental value-creating activities:

1.
Maximize the full-life value of TransCanada's infrastructure assets and commercial positions
2.
Cultivate a focused portfolio of high quality development options
3.
Commercially develop and physically execute new asset investment programs
4.
Maximize TransCanada's competitive strengths
5.
Maximize TransCanada's financial strength and reputation

These strategies are defined by an integrated set of activities and performance objectives:

Maximize the full-life value of TransCanada's infrastructure assets and commercial positions

TransCanada relies on a low-risk business model to maximize the full-life value of existing assets and positions that generate predictable, sustainable streams of cash flows and earnings. In the Company's Pipelines business, the natural gas pipeline network connects traditional and emerging basins to growing markets offering effective service and competitive rates. TransCanada's Energy business supplies growing power markets through long-term power purchase agreements, and low-cost baseload generation. The Company's activities in gas, nuclear, wind and hydro energy sources demonstrate its commitment to a sustainable energy future. TransCanada continues to make its long-term commercial and physical asset operations a priority. The Company attempts to maximize the life and value of its assets by focusing on sustainable business initiatives derived from engaging in market and regulatory developments, combined with an accretive capital investment program.

Cultivate a focused portfolio of high quality development options

The Company's core western and eastern regions are the primary focus of growth initiatives in the Pipelines and Energy businesses. Consideration is given to new markets with good fundamentals where TransCanada has or can develop competitive strengths. There is a continued focus on low-cost, baseload power assets as well as on power and natural gas storage assets supported by firm, long-term contracts with reputable counterparties. Greenfield development and acquisition of power generation, power transmission and natural gas storage are considered if they meet the Company's investment standards. Greenfield and brownfield pipeline projects are being pursued to diversify the Pipelines business and add incremental value to existing assets. Key areas of focus include greenfield development options to connect the Company's natural gas pipelines to northern gas reserves and emerging Canadian and U.S. shale gas supplies, and transporting crude oil from the Alberta oil sands. Other possible growth opportunities include acquiring natural gas and

MANAGEMENT'S DISCUSSION AND ANALYSIS        9

oil transmission assets that complement TransCanada's existing assets, acquiring partners' interests in associated pipelines and acquiring stand-alone transmission enterprises in new regions of North America.

Commercially develop and physically execute new asset investment programs

TransCanada's current $18 billion capital program is expected to begin generating revenue over the next four years beginning in 2009. The Company is committed to completing the projects in its capital programs on time and on budget to deliver service to its customers and returns to its shareholders. Its large portfolio of projects is characterized by highly contracted, long-term revenue streams and limited exposure to capital cost risks. These are key features of TransCanada's model for managing construction risks and improving the return realized from new investment programs. This strategy will be applied to Pipelines and Energy growth opportunities that address North America's emerging energy infrastructure needs.

Maximize TransCanada's competitive strengths

TransCanada will use its competitive strengths to achieve responsible, profitable operations and growth. In the Pipelines and Energy infrastructure businesses, size and scale of operations must be large enough to compete effectively and offer recognized value to customers. The Company believes its competitive strengths include the discipline it applies in operations, governance and project, financial and risk management, and its ability to obtain capital at suitable terms. TransCanada strives to provide customers with safe, low-cost, reliable and responsible service by such means as improved efficiencies, operational reliability and enhanced environmental and safety performance. The Company also strives to maintain constructive relationships with its key stakeholder groups. Utilizing these strengths is the responsibility of all employees, and all employees contribute to the success of the Company. To maximize the quality, capability and contribution of the Company's employees, management encourages and supports its employees' innovative thinking, development and leadership.

Maximize TransCanada's financial strength and reputation

TransCanada continues to value its reputation for financial strength based on a history of predictable, growing earnings and cash flow. The Company continues to communicate its financial performance to current and prospective debt and equity holders, while making its management of risks transparent. TransCanada strives to maintain access to low-cost capital in all market environments to enable it to capture growth opportunities and improve its financial performance.

10        MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED FINANCIAL REVIEW

SELECTED THREE YEAR CONSOLIDATED FINANCIAL DATA
(millions of dollars, except per share amounts)

	2008	2007	2006

Income Statement
Revenues	8,619	8,828	7,520
Net income
Continuing operations	1,440	1,223	1,051
Discontinued operations	–	–	28

	1,440	1,223	1,079

Comparable earnings(1)	1,279	1,100	925
Per Common Share Data
Net income – basic
Continuing operations	$2.53	$2.31	$2.15
Discontinued operations	–	–	0.06

	$2.53	$2.31	$2.21

Net income – diluted
Continuing operations	$2.52	$2.30	$2.14
Discontinued operations	–	–	0.06

	$2.52	$2.30	$2.20

Comparable earnings per share(1)	$2.25	$2.08	$1.90
Dividends declared	$1.44	$1.36	$1.28
Summarized Cash Flow
Funds generated from operations(1)	3,021	2,621	2,378
(Increase)/decrease in operating working capital	(181)	215	(303)

Net cash provided by operations	2,840	2,836	2,075

Balance Sheet
Total assets	39,414	30,330	25,909
Total long-term liabilities	20,392	16,511	14,464

(1)
Refer to the "Non-GAAP Measures" section of this MD&A for further discussion of comparable earnings, comparable earnings per share and funds generated from operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS        11

HIGHLIGHTS

Net Income

  •
  Net income was $1,440 million or $2.53 per share in 2008 compared to net income of $1,223 million or $2.31 per share in 2007.

Comparable Earnings

  •
  TransCanada's comparable earnings of $1,279 million in 2008 excluded $152 million of gains from bankruptcy settlements with certain subsidiaries of Calpine Corporation (Calpine), proceeds of $10 million from a lawsuit settlement, a $27 million writedown of costs for the Broadwater LNG project (Broadwater) and $26 million of favourable income tax adjustments. Comparable earnings of $1,100 million in 2007 excluded favourable income tax adjustments of $102 million, a gain of $14 million on the sale of land and $7 million of net unrealized gains from changes in the fair value of proprietary natural gas storage inventory and natural gas forward purchase and sale contracts.

Cash from Operations

  •
  Net cash provided by operations was $2,840 million in 2008, an increase of $4 million from 2007.

  •
  Funds generated from operations were $3,021 million in 2008, an increase of $400 million or 15 per cent from 2007.

Investing Activities

  •
  TransCanada invested $6.4 billion in its Pipelines and Energy businesses in 2008, including the following:

  •
  the acquisition of the Ravenswood facility in August 2008 for US$2.9 billion, subject to certain post-closing adjustments;

  •
  capital expenditures of $1.8 billion for Pipelines projects, including Keystone and North Central Corridor; and

  •
  capital expenditures of $1.3 billion for Energy projects, including the Bruce A restart of Units 1 and 2, and construction of Portlands Energy, Halton Hills, Kibby Wind and Cartier Wind.

Financing Activities

  •
  In 2008, TransCanada issued $2.2 billion of long-term debt (net of issue costs) and $2.4 billion of common shares (net of issue costs), comprised primarily of the following:

  •
  in fourth quarter 2008, the issuance of 35.1 million common shares at $33.00 each, resulting in gross proceeds of $1.2 billion;

  •
  in second quarter 2008, the issuance of 34.7 million common shares at $36.50 each, resulting in gross proceeds of $1.3 billion;

  •
  in August 2008, the issuance of US$1.5 billion of Senior Unsecured Notes;

  •
  in August 2008, the issuance of $500 million of Medium-Term Notes; and

  •
  in accordance with its Dividend Reinvestment and Share Purchase Plan (DRP), the issuance of 6.0 million common shares from treasury in lieu of making cash dividend payments totalling $218 million.

  •
  In February 2009, the Company issued $700 million of Medium-Term Notes.

  •
  In January 2009, the Company issued US$2.0 billion of Senior Unsecured Notes.

  •
  In November 2008, TransCanada established a new US$1.0 billion committed bank facility.

  •
  In June 2008, the Company entered into an agreement for a US$1.5 billion one-year bridge loan facility. In August 2008, the Company drew US$255 million and cancelled the remainder of the commitment.

12        MANAGEMENT'S DISCUSSION AND ANALYSIS

Balance Sheet

  •
  Total assets increased by $9.1 billion to $39.4 billion in 2008 compared to 2007, primarily due to the acquisition of the Ravenswood facility, investments in Energy and Pipelines capital projects, and the effect of a stronger U.S. dollar.

  •
  TransCanada's shareholders' equity increased by $3.1 billion to $12.9 billion in 2008 compared to the previous year.

Dividend

  •
  On February 2, 2009, the Board of Directors of TransCanada increased the quarterly dividend on the Company's outstanding common shares for the quarter ending March 31, 2009 by six per cent to $0.38 per share from $0.36 per share. This was the ninth consecutive year in which the common share dividend was increased.

Refer to "Results of Operations" below and to the "Liquidity and Capital Resources" section of this MD&A for further discussion of these highlights.

MANAGEMENT'S DISCUSSION AND ANALYSIS        13

SEGMENT RESULTS
Reconciliation of Comparable Earnings to Net Income

Year ended December 31 (millions of dollars except per share amounts)	2008	2007	2006

Pipelines
Comparable earnings	740	686	529
Specific items (net of tax):
Calpine bankruptcy settlements	152	–	–
GTN lawsuit settlement	10	–	–
Bankruptcy settlement with Mirant	–	–	18
Gain on sale of Northern Border Partners, L.P. interest	–	–	13

Net earnings	902	686	560

Energy
Comparable earnings	641	459	429
Specific items (net of tax, where applicable):
Writedown of Broadwater costs	(27)	–	–
Gain on sale of land	–	14	–
Fair value adjustments of natural gas storage inventory and forward contracts	–	7	–
Income tax reassessments and adjustments	–	34	23

Net earnings	614	514	452

Corporate
Comparable expenses	(102)	(45)	(33)
Specific item:
Income tax reassessments and adjustments	26	68	72

Net (expenses)/earnings	(76)	23	39

Net Income
Continuing operations(1)	1,440	1,223	1,051
Discontinued operations	–	–	28

Net Income	1,440	1,223	1,079

Comparable Earnings(1)	1,279	1,100	925

Net Income Per Share – Basic
Continuing operations(2)	$2.53	$2.31	$2.15
Discontinued operations	–	–	0.06

	$2.53	$2.31	$2.21

Comparable Earnings Per Share(2)	$2.25	$2.08	$1.90

(1)Comparable Earnings	1,279	1,100	925
Specific items (net of tax, where applicable):
Calpine bankruptcy settlements	152	–	–
GTN lawsuit settlement	10	–	–
Writedown of Broadwater costs	(27)	–	–
Gain on sale of land	–	14	–
Fair value adjustments of natural gas storage inventory and forward contracts	–	7	–
Bankruptcy settlement with Mirant	–	–	18
Gain on sale of Northern Border Partners, L.P. interest	–	–	13
Income tax reassessments and adjustments	26	102	95

Net Income from Continuing Operations	1,440	1,223	1,051

(2)Comparable Earnings Per Share	$2.25	$2.08	$1.90
Specific items – per share:
Calpine bankruptcy settlements	0.27	–	–
GTN lawsuit settlement	0.02	–	–
Writedown of Broadwater costs	(0.05)	–	–
Gain on sale of land	–	0.03	–
Fair value adjustments of natural gas storage inventory and forward contracts	–	0.01	–
Bankruptcy settlement with Mirant	–	–	0.04
Gain on sale of Northern Border Partners, L.P. interest	–	–	0.03
Income tax reassessments and adjustments	0.04	0.19	0.18

Net Income Per Share from Continuing Operations	$2.53	$2.31	$2.15

14        MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Net income and net income from continuing operations (net earnings) were $1,440 million or $2.53 per share in 2008 compared to $1,223 million or $2.31 per share in 2007. Net income and net earnings in 2006 were $1,079 million or $2.21 per share and $1,051 million or $2.15 per share, respectively. Results in 2006 included net income from discontinued operations of $28 million or $0.06 per share, reflecting bankruptcy settlements with Mirant Corporation and certain of its subsidiaries (Mirant) related to their transactions with TransCanada's Gas Marketing business. TransCanada divested its Gas Marketing business in 2001.

Net income in 2008 included $152 million of after-tax gains on shares received by the GTN System and Portland from the Calpine bankruptcy settlements, $10 million after tax of GTN System lawsuit settlement proceeds and a $27 million after-tax writedown of costs previously capitalized for Broadwater. Net income in 2008 also included $26 million of favourable income tax adjustments from an internal restructuring and realization of losses. Net income in 2007 included $102 million ($68 million in Corporate and $34 million in Energy) of favourable income tax adjustments recorded in 2007 relating to changes in Canadian federal and provincial corporate income tax legislation, the resolution of certain tax matters and an internal restructuring. Net income in 2007 also included an after-tax gain of $14 million on the sale of land and $7 million after tax of net unrealized gains resulting from changes in the fair value of proprietary natural gas storage inventory and natural gas forward purchase and sale contracts. Net earnings in 2006 included $95 million of favourable income tax adjustments, proceeds from an $18 million after-tax bankruptcy settlement with Mirant and an after-tax gain of $13 million from the sale of TransCanada's general partner interest in Northern Border Partners, L.P.

Excluding the above-noted items, comparable earnings for 2008, 2007 and 2006 were $1,279 million ($2.25 per share), $1,100 million ($2.08 per share) and $925 million ($1.90 per share), respectively. Comparable earnings in 2008 increased $179 million or $0.17 per share compared to 2007 due to higher earnings in the Energy and Pipelines businesses, partially offset by an increase in net expenses in Corporate. Pipelines' earnings increased in 2008 compared to 2007 primarily due to a full year of earnings in 2008 from ANR. Energy's earnings from Western Power, Eastern Power and Bruce A and Bruce B (collectively, Bruce Power) operations increased in 2008 compared to 2007 primarily due to higher realized prices. Corporate net expenses in 2008 increased from 2007 primarily due to unrealized losses from the changes in the fair value of derivatives, which are used to manage TransCanada's exposure to rising interest rates but do not qualify for hedge accounting, and higher financial charges.

Comparable earnings increased $175 million or $0.18 per share in 2007 compared to 2006 primarily due to additional earnings from the acquisition of ANR in February 2007, a full year of earnings in 2007 from the Bécancour and Edson facilities, and positive impacts from rate case settlements for the GTN System and Canadian Mainline. These increases were partially offset by a lower contribution from Bruce Power in 2007.

Results in each business segment are discussed further in the "Pipelines", "Energy" and "Corporate" sections of this MD&A.

FORWARD-LOOKING INFORMATION

This MD&A may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada shareholders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operational plans and outlook. Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, strategies and goals for growth and expansion, expected and future cash flows, costs, schedules, operating and financial results and expected impact of future commitments and contingent liabilities. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the

MANAGEMENT'S DISCUSSION AND ANALYSIS        15

statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company's pipeline and energy assets, the availability and price of energy commodities, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, including those material risks discussed in the "Pipelines", "Energy" and "Risk Management and Financial Instruments" sections in this MD&A, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned to not place undue reliance on this forward-looking information, which is given as of the date it is expressed in this MD&A or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

NON-GAAP MEASURES

TransCanada uses the measures "comparable earnings", "comparable earnings per share", "funds generated from operations" and "operating income" in this MD&A. These measures do not have any standardized meaning prescribed by Canadian GAAP. They are, therefore, considered to be non-GAAP measures and are unlikely to be comparable to similar measures presented by other entities. Management of TransCanada uses these non-GAAP measures to improve its ability to compare financial results among reporting periods and to enhance its understanding of operating performance, liquidity and ability to generate funds to finance operations. These non-GAAP measures are also provided to readers as additional information on TransCanada's operating performance, liquidity and ability to generate funds to finance operations.

Management uses comparable earnings/(expenses) to better evaluate trends in the Company's underlying operations. Comparable earnings comprise net income from continuing operations adjusted for specific items that are significant, but are not reflective of the Company's underlying operations in the year. Specific items are subjective, however, management uses its judgement and informed decision-making when identifying items to be excluded in calculating comparable earnings, some of which may recur. Specific items may include but are not limited to certain income tax refunds and adjustments, gains or losses on sales of assets, legal and bankruptcy settlements, and certain fair value adjustments. The Segment Results table in this MD&A presents a reconciliation of comparable earnings to net income from continuing operations. Comparable earnings per share is calculated by dividing comparable earnings by the weighted average number of shares outstanding for the period.

Funds generated from operations comprises net cash provided by operations before changes in operating working capital. A reconciliation of funds generated from operations to net cash provided by operations is presented in the Summarized Cash Flow table in the "Liquidity and Capital Resources" section of this MD&A.

Operating income is reported in the Company's Energy business segment and comprises revenues less operating expenses as shown on the Consolidated Income Statement. A reconciliation of operating income to net income is presented in the "Energy" section of this MD&A.

16        MANAGEMENT'S DISCUSSION AND ANALYSIS

OUTLOOK

TransCanada's corporate strategy is underpinned by a long-term focus on growing its Pipelines and Energy businesses in a disciplined and measured manner. In 2009 and beyond, TransCanada expects its net earnings and cash flow, combined with a strong balance sheet and proven access to capital markets, to provide the financial strength TransCanada will need to complete its current capital expenditure program and continue to pursue other long-term growth opportunities and create additional value for its shareholders in the same disciplined and measured manner utilized in developing its current capital expenditure program. TransCanada believes this prudence is especially important in the economic environment that currently exists in North America. In 2009, the Company will continue to implement its strategy and grow the Pipelines and Energy businesses as discussed in the "TransCanada's Strategy" section of this MD&A.

The current economic slowdown is not expected to have a significant impact on TransCanada's near-term earnings as the majority of TransCanada's operations are underpinned by either long-term contracts or earn a regulated return. In addition, TransCanada's continued focus on risk management is expected to further lessen the negative impact of the current economic slowdown to TransCanada.

The Company's results in 2009 may be affected positively or negatively by a number of factors and developments as discussed throughout this MD&A, including without limitation, the factors and developments discussed in the "Forward-Looking Information", "Pipelines – Business Risks" and "Energy – Business Risks" sections. Refer to the "Pipelines – Outlook", "Energy – Outlook" and "Corporate – Outlook" sections of this MD&A for further discussion of outlook.

MANAGEMENT'S DISCUSSION AND ANALYSIS        17

CANADIAN MAINLINE   Owned 100 per cent by TransCanada, the Canadian Mainline is a 14,101 km (8,762 miles) natural gas transmission system in Canada that extends from the Alberta/Saskatchewan border east to the Québec/Vermont border and connects with other natural gas pipelines in Canada and the U.S.

ALBERTA SYSTEM   Owned 100 per cent by TransCanada, the Alberta System is a 23,705 km (14,730 miles) natural gas transmission system in Alberta. One of the largest transmission systems in North America, it gathers natural gas for use within the province and delivers it to provincial boundary points for connection with the Company's Canadian Mainline and Foothills natural gas pipelines and with the natural gas pipelines of other companies.

ANR   Owned 100 per cent by TransCanada, ANR is a 17,000 km (10,563 miles) transmission system that transports natural gas from producing fields located primarily in Texas and Oklahoma on its southwest leg and in the Gulf of Mexico and Louisiana on its southeast leg. The system extends to markets located mainly in Wisconsin, Michigan, Illinois, Ohio and Indiana. ANR's natural gas pipeline also connects with other natural gas pipelines providing access to diverse sources of North American supply including Western Canada and the Rocky Mountain supply basin, and a variety of markets in the midwestern and northeastern U.S. ANR also owns and operates regulated underground natural gas storage facilities in Michigan with a total capacity of 250 Bcf.

18        MANAGEMENT'S DISCUSSION AND ANALYSIS

GTN SYSTEM   Owned 100 per cent by TransCanada, the GTN System is a 2,174 km (1,351 miles) natural gas transmission system that links Foothills with Pacific Gas and Electric Company's California Gas Transmission System, with Williams Companies, Inc.'s Northwest Pipeline in Washington and Oregon, and with Tuscarora.

FOOTHILLS   Owned 100 per cent by TransCanada, the 1,241 km (771 miles) Foothills transmission system in Western Canada carries natural gas for export from central Alberta to the U.S. border to serve markets in the U.S. Midwest, Pacific Northwest, California and Nevada.

NORTH BAJA   Owned 100 per cent by TransCanada, the North Baja natural gas transmission system extends 129 km (80 miles) from Ehrenberg in southwestern Arizona to a point near Ogilby, California on the California/Mexico border and connects with the Gasoducto Bajanorte natural gas pipeline system in Mexico.

VENTURES LP   Owned 100 per cent by TransCanada, Ventures LP is comprised of a 161 km (100 miles) pipeline and related facilities that supply natural gas to the oil sands region near Fort McMurray, Alberta as well as a 27 km (17 miles) pipeline that supplies natural gas to a petrochemical complex at Joffre, Alberta.

TAMAZUNCHALE   Owned 100 per cent by TransCanada, the 130 km (81 miles) Tamazunchale natural gas pipeline in east central Mexico extends from the facilities of Pemex Gas near Naranjos, Veracruz, to an electricity generating station near Tamazunchale, San Luis Potosi.

TUSCARORA   Owned 100 per cent by PipeLines LP, Tuscarora is a 491 km (305 miles) pipeline system transporting natural gas from the GTN System at Malin, Oregon, to Wadsworth, Nevada, with delivery points in northeastern California and northwestern Nevada. TransCanada operates Tuscarora and effectively owns 32.1 per cent of the system through its 32.1 per cent interest in PipeLines LP.

NORTHERN BORDER   Owned 50 per cent by PipeLines LP, the 2,250 km (1,398 miles) Northern Border natural gas transmission system serves the U.S. Midwest from a connection with Foothills near Monchy, Saskatchewan. TransCanada operates Northern Border and effectively owns 16.1 per cent of the system through its 32.1 per cent interest in PipeLines LP.

GREAT LAKES   Owned 53.6 per cent by TransCanada and 46.4 per cent by PipeLines LP, the 3,404 km (2,115 miles) Great Lakes natural gas transmission system connects with the Canadian Mainline at Emerson, Manitoba, and serves markets in Central Canada and the midwestern U.S. TransCanada operates Great Lakes and effectively owns 68.5 per cent of the system through its 53.6 per cent direct ownership interest and its indirect ownership, which it has through its 32.1 per cent interest in PipeLines LP.

IROQUOIS   Owned 44.5 per cent by TransCanada, the 666 km (414 miles) Iroquois pipeline system connects with the Canadian Mainline near Waddington, New York, and delivers natural gas to customers in the northeastern U.S.

TQM   Owned 50 per cent by TransCanada, TQM is a 572 km (355 miles) pipeline system that connects with the Canadian Mainline and transports natural gas from Montréal to Québec City in Québec, and connects with the Portland system. TQM is operated by TransCanada.

PORTLAND   Owned 61.7 per cent by TransCanada, Portland is a 474 km (295 miles) pipeline that connects with TQM near East Hereford, Québec and delivers natural gas to customers in the northeastern U.S. Portland is operated by TransCanada.

BISON   The Bison pipeline project is a proposed 480 km (298 miles) pipeline from the Powder River Basin in Wyoming to the Northern Border system in North Dakota.

KEYSTONE   Keystone is an oil pipeline consisting of 3,456 km (2,147 miles) of pipe under construction that will initially transport crude oil from Hardisty, Alberta to U.S. Midwest markets at Wood River and Patoka in Illinois, and to Cushing, Oklahoma. In addition, an expansion to the U.S. Gulf Coast is under development, which is expected to add approximately 2,720 km (1,690 miles) of pipe to the system. Commissioning of the segment to Wood River and Patoka is expected to begin in late 2009. Commissioning of the segment to Cushing is expected to begin in late 2010. The expansion to the U.S. Gulf Coast is expected to be commissioned in 2012, subject to regulatory approvals. In 2008, TransCanada agreed to increase its ownership interest in Keystone up to 79.99 per cent. At December 31, 2008, TransCanada owned 62 per cent of Keystone.

TRANSGAS   Owned 46.5 per cent by TransCanada, TransGas is a 344 km (214 miles) natural gas pipeline system extending from Mariquita in the central region of Colombia to Cali in southwestern Colombia.

GAS PACIFICO/INNERGY   Owned 30 per cent by TransCanada, Gas Pacifico is a 540 km (336 miles) natural gas pipeline extending from Loma de la Lata, Argentina to Concepción, Chile. TransCanada also has a 30 per cent ownership interest in INNERGY, an industrial natural gas marketing company based in Concepción that markets natural gas transported on Gas Pacifico.

MANAGEMENT'S DISCUSSION AND ANALYSIS        19

PIPELINES – HIGHLIGHTS

•
Net income from Pipelines was $902 million in 2008, an increase of $216 million from $686 million in 2007. Comparable earnings from Pipelines were $740 million in 2008, an increase of $54 million from $686 million in 2007.

•
The Keystone partnerships began building the portion of the Keystone pipeline that will deliver oil to markets in the U.S. Midwest and to Cushing, Oklahoma, and secured shipping commitments for a future expansion to serve markets on the U.S. Gulf Coast.

•
TransCanada began construction of the North Central Corridor expansion at a cost of approximately $925 million following approval from the Alberta Utilities Commission (AUC).

•
TransCanada received approval from the AUC for the Alberta System's 2008-2009 Revenue Requirement Settlement.

•
TransCanada filed an application with the National Energy Board (NEB) to establish federal jurisdiction over the Alberta System. A decision is expected in first quarter 2009.

•
ANR completed the second phase of its storage enhancement project (STEP 2008), which added 14 Bcf of storage capacity.

•
TransCanada was awarded a license from the State of Alaska to construct the Alaska Pipeline Project under the Alaska Gasline Inducement Act (AGIA).

PIPELINES RESULTS
Year ended December 31 (millions of dollars)

	2008	2007	2006

Wholly Owned Pipelines
Canadian Mainline	278	273	239
Alberta System	145	138	136
ANR(1)	132	104	n/a
GTN	65	58	46
Foothills	24	26	27

	644	599	448

Other Pipelines
Great Lakes(2)	44	47	44
PipeLines LP(3)	25	18	4
Iroquois	18	15	15
Tamazunchale(4)	16	10	2
Other(5)	34	46	51
Northern Development	(9)	(7)	(5)
General, administrative, support costs and other	(32)	(42)	(30)

	96	87	81

Comparable Earnings(6)	740	686	529
Calpine bankruptcy settlements(7)	152	–	–
GTN lawsuit settlement	10	–	–
Bankruptcy settlement with Mirant	–	–	18
Gain on sale of Northern Border Partners, L.P. interest	–	–	13

Net Earnings	902	686	560

(1)
ANR's results include earnings from the date of acquisition of February 22, 2007.

20        MANAGEMENT'S DISCUSSION AND ANALYSIS

(2)
Great Lakes' results reflect TransCanada's 53.6 per cent ownership in Great Lakes since February 22, 2007 and 50 per cent ownership prior to that date.

(3)
PipeLines LP's results include TransCanada's effective ownership of an additional 14.9 per cent interest in Great Lakes since February 22, 2007 as a result of PipeLines LP's acquisition of a 46.4 per cent interest in Great Lakes and TransCanada's 32.1 per cent interest in PipeLines LP. Prior to this date, TransCanada had a 13.4 per cent ownership interest in PipeLines LP.

(4)
Tamazunchale's results include operations since December 1, 2006.

(5)
Other includes results of Portland, Ventures LP, TQM, TransGas and Gas Pacifico/INNERGY.

(6)
Refer to the "Non-GAAP Measures" section of this MD&A for further discussion of comparable earnings.

(7)
GTN and Portland received shares of Calpine with an initial after-tax value of $95 million and $38 million (TransCanada's share), respectively, from the bankruptcy settlements with Calpine. These shares were subsequently sold for an additional after-tax gain of $19 million.

Net earnings from the Pipelines business were $902 million in 2008 compared to $686 million in 2007 and $560 million in 2006. Comparable earnings from the Pipelines business of $740 million in 2008 excluded the $152 million after-tax ($279 million pre-tax) gains received by Portland and the GTN System from the bankruptcy settlements with Calpine and $10 million after-tax ($17 million pre-tax) proceeds received by GTN from a lawsuit settlement with a software supplier. The $54 million increase in comparable earnings in 2008 from 2007 was primarily due to a full year of earnings from ANR, the Alberta System rate settlement and higher earnings for the Canadian Mainline. Comparable earnings in 2006 were $529 million and excluded an $18 million bankruptcy settlement with Mirant and a $13 million gain on sale of TransCanada's general partner interest in Northern Border Partners, L.P. The increase in comparable earnings in 2007 compared to 2006 was primarily due to the acquisitions of ANR and additional interest in Great Lakes, higher earnings as a result of rate settlements for Canadian Mainline and the GTN System, and an increased ownership in PipeLines LP.

PIPELINES – FINANCIAL ANALYSIS

Canadian Mainline

The Canadian Mainline is regulated by the NEB, which sets tolls that provide TransCanada with the opportunity to recover projected costs of transporting natural gas, including a return on the Canadian Mainline's average investment base. The NEB also approves new facilities before construction begins. Net earnings from the Canadian Mainline are affected by changes in the investment base, the rate of return on common equity (ROE), the level of deemed common equity and potential incentive earnings.

The Canadian Mainline currently operates under a five-year tolls settlement effective from 2007 to 2011. The cost of capital reflects an ROE as determined by the NEB's ROE formula on deemed common equity of 40 per cent. The remaining capital structure consists of short- and long-term debt, following the agreed upon redemption of the US$460 million 8.25 per cent Preferred Securities in 2007.

The settlement also established certain elements of the Canadian Mainline's fixed operating, maintenance and administration (OM&A) costs for each of the five years. The variance between actual and agreed-upon OM&A costs accrues entirely to TransCanada from 2007 to 2009, and will be shared equally between TransCanada and its customers in 2010 and 2011. All other cost elements of the revenue requirement are treated on a flow-through basis. The settlement also allows for performance-based incentive arrangements that the Company believes are mutually beneficial to both TransCanada and its customers.

Net earnings of $278 million in 2008 were $5 million higher than $273 million in 2007 primarily due to higher performance-based incentives earned and increased OM&A cost savings and an ROE of 8.71 per cent in 2008, as determined by the NEB, compared to 8.46 per cent in 2007. These increases were partially offset by a lower average investment base.

Net earnings of $273 million in 2007 were $34 million higher than $239 million in 2006. The increase primarily reflected the positive impact of the increase in deemed common equity ratio to 40 per cent from 36 per cent as a

MANAGEMENT'S DISCUSSION AND ANALYSIS        21

result of the Canadian Mainline tolls settlement, performance-based incentives earned and OM&A cost savings. These increases were partially offset by a lower allowed ROE of 8.46 per cent in 2007 (2006 – 8.88 per cent) and a lower average investment base.

Alberta System

Construction and operation of the Alberta System's facilities and the terms and conditions of its services, including rates, are regulated by the AUC, primarily under the provisions of the Gas Utilities Act (Alberta) and the Pipeline Act (Alberta).

In December 2008, the AUC approved TransCanada's 2008-2009 Revenue Requirement Settlement Application, as discussed further in the "Pipelines – Opportunities and Developments" section of this MD&A.

The Alberta System's net earnings of $145 million in 2008 were $7 million higher than in 2007. The increase was due to the recognition of earnings related to the revenue requirement settlement. Earnings in 2007 reflected an ROE of 8.51 per cent on deemed common equity of 35 per cent.

Net earnings of $138 million in 2007 were $2 million higher than in 2006. The increase was primarily due to OM&A cost savings, partially offset by a lower allowed ROE and a lower investment base in 2007. The allowed ROE prescribed by the Alberta Energy and Utilities Board, the AUC's predecessor, was 8.51 per cent in 2007 compared with 8.93 per cent in 2006 on deemed common equity of 35 per cent.

ANR

TransCanada completed the acquisition of ANR in February 2007. The operations of ANR are regulated primarily by the U.S. Federal Energy Regulatory Commission (FERC). ANR provides natural gas transportation, storage and various capacity-related services to a variety of customers in both the U.S. and Canada. ANR's transmission system has a peak-day capacity of 6.8 billion cubic feet per day (Bcf/d). Due to the seasonal nature of its business, ANR's volumes and revenues are generally expected to be higher in the winter months. ANR also owns and operates 250 Bcf of underground natural gas storage facilities in Michigan. ANR's regulated natural gas storage and transportation services operate under current FERC-approved tariff rates. These tariffs include maximum and minimum rate levels for services and permit ANR to discount or negotiate rates on a non-discriminatory basis.

22        MANAGEMENT'S DISCUSSION AND ANALYSIS

ANR Pipeline Company's (ANR Pipeline) rates were established pursuant to a settlement approved by the FERC effective November 1997. ANR Storage Company's rates were established pursuant to a settlement approved by the FERC effective June 1990. None of ANR's FERC-regulated operations are required to file for new rates at any time in the future, nor are any of the operations prohibited from filing a rate case.

Net income for 2008 was $132 million compared to $104 million for the period from the date of acquisition on February 22, 2007 to December 31, 2007. The increase in 2008 was primarily due to a full year of earnings in 2008 and increased revenues from new growth projects, partially offset by higher OM&A costs, including remediation expenditures for damage caused by Hurricane Ike.

GTN

Both of GTN's systems, the GTN System and North Baja (collectively, GTN), are subject to FERC-approved tariffs that establish maximum and minimum rates for various services. GTN's pipeline rates were established pursuant to a settlement approved by the FERC in January 2008, and these rates became effective January 1, 2007. Under the settlement, a five-year moratorium was established during which the GTN System and the settling parties are prohibited under the Natural Gas Act of 1938 from taking certain actions, including any filings to adjust rates. The settlement also requires the GTN System to file a rate case within seven years of the effective date. The systems are permitted to discount or negotiate these rates on a non-discriminatory basis. GTN's earnings are affected by variations in contracted volume levels, volumes delivered and prices charged under the various service types, as well as by variations in the costs of providing services.

GTN's comparable earnings were $65 million in 2008, an increase of $7 million compared to 2007 primarily due to decreased OM&A expenses. An increase in revenues for North Baja was offset by a decrease in revenues for the GTN System.

Comparable earnings were $58 million in 2007, a $12 million increase from 2006. The increase was primarily due to the positive impact of the rate case settlement in 2007, partially offset by lower long-term firm contracted volumes, a higher provision taken for non-payment of contract revenues from Calpine and a weaker U.S. dollar in 2007.

Other Pipelines

TransCanada's direct and indirect investments in various natural gas pipelines and its project development activities relating to natural gas and oil transmission opportunities throughout North America are included in Other Pipelines.

TransCanada's comparable earnings from Other Pipelines were $96 million in 2008 compared to $87 million in 2007. The increase was primarily due to lower general, administrative and support costs, and higher earnings from PipeLines LP, Tamazunchale and Iroquois, partially offset by lower earnings from Gas Pacifico/INNERGY, TransGas, Portland and Great Lakes.

Comparable earnings from Other Pipelines were $87 million in 2007, a $6 million increase compared to 2006. The increase was primarily due to higher PipeLines LP earnings resulting from TransCanada's increased ownership interests in PipeLines LP and Great Lakes, and a full year of earnings in 2007 from Tamazunchale. These increases were partially offset by higher project development and support costs associated with growing the Pipelines business, the effects of a weaker U.S. dollar in 2007 and proceeds of a bankruptcy settlement received by Portland in 2006.

At December 31, 2008, Other Assets included $74 million and $42 million for capitalized costs related to the Keystone expansion to the U.S. Gulf Coast and the Bison pipeline project, respectively.

PIPELINES – OPPORTUNITIES AND DEVELOPMENTS

Keystone

Keystone is expected to deliver crude oil from Hardisty, Alberta, to U.S. Midwest markets at Wood River and Patoka in Illinois, and to Cushing, Oklahoma.

MANAGEMENT'S DISCUSSION AND ANALYSIS        23

In March 2008, the U.S. Department of State issued a Presidential Permit to Keystone authorizing construction, maintenance and operations of facilities at the U.S./Canada border for the transportation of crude oil between the two countries. Construction of Keystone began in May 2008 in both Canada and the U.S. Commissioning of the Wood River and Patoka segment is expected to commence in late 2009 with commercial operations to follow in early 2010. Commissioning of the Cushing segment is expected to commence in late 2010.

In June 2008, Keystone received approval from the NEB to add new pumping facilities to accommodate an increase to approximately 590,000 Bbl/d from 435,000 Bbl/d in volumes to be delivered to the Cushing markets.

After an open season conducted during third quarter 2008, Keystone secured additional firm, long-term contracts totaling 380,000 Bbl/d for an average term of approximately 17 years. With these shipper commitments, Keystone will proceed with the necessary regulatory applications in Canada and the U.S. for approvals to construct and operate an expansion of the pipeline system that will provide additional capacity from Western Canada to the U.S. Gulf Coast in 2012 and will increase the total commercial capacity of Keystone to approximately 1.1 million Bbl/d. With the additional contracts, Keystone now has secured long-term commitments for 910,000 Bbl/d for an average term of approximately 18 years. This includes commitments made by shippers to sign transportation service agreements for 35,000 Bbl/d of capacity in an open season to be held in 2009. The commitments represent approximately 83 per cent of the commercial design of the system.

The entire Keystone project is currently expected to cost approximately US$12 billion between 2008 and 2012. In 2008, the Keystone partnerships made capital expenditures of approximately $1.7 billion on the entire project, of which $1.0 billion was contributed by TransCanada.

TransCanada has agreed to increase its equity ownership in the Keystone partnerships up to 79.99 per cent from 50 per cent with ConocoPhillips' equity ownership being reduced concurrently to 20.01 per cent. In accordance with this agreement, TransCanada will fund 100 per cent of the construction expenditures until the participants' project capital contributions are aligned with the revised ownership interests. At December 31, 2008, TransCanada's equity ownership in the Keystone partnerships was approximately 62 per cent. Certain parties that have made volume commitments to the Keystone expansion have an option to acquire up to a combined 15 per cent equity ownership in the Keystone partnerships by the end of first quarter 2009. If all of the options are exercised, TransCanada's equity ownership would be reduced to 64.99 per cent.

Keystone's tolls, tariffs and facilities are regulated by the NEB in Canada and the FERC in the U.S., and have been approved for the segments shipping to Wood River, Patoka and Cushing. The Company expects the tolls and tariffs to remain in place for the term of the initial shipper contracts, which comprise approximately 83 per cent of Keystone's commercial capacity.

Canadian Mainline

In December 2008, the NEB announced that, pursuant to its formula, the 2009 allowed ROE for NEB-regulated pipelines, including the Canadian Mainline, will be 8.57 per cent, a decrease from 8.71 per cent in 2008.

Alberta System

In December 2008, the AUC approved the Alberta System's 2008-2009 Revenue Requirement Settlement Application. As part of the settlement, fixed costs were established for ROE, income taxes and OM&A costs. Any variances between actual costs and those agreed to in the settlement accrue to TransCanada, subject to an ROE and income tax adjustment mechanism, which accounts for variances between actual and settlement rate base, and income tax assumptions. The other cost elements of the settlement are treated on a flow-through basis.

In November 2008, an NEB hearing concluded on TransCanada's application to establish Federal jurisdiction over the Alberta System. A decision is expected from the NEB at the end of February 2009. Changing from AUC to NEB jurisdiction will allow the expansion of the Alberta System beyond Alberta provincial borders.

24        MANAGEMENT'S DISCUSSION AND ANALYSIS

In October 2008, the AUC approved TransCanada's application for a permit to construct the North Central Corridor expansion at a cost of approximately $925 million. The expansion comprises a 300 km (186 miles) natural gas pipeline and associated compression facilities on the northern section of the Alberta System.

On September 8, 2008, TransCanada reached a proposed agreement with Canadian Utilities Limited (ATCO Pipelines) to provide seamless natural gas transmission service to customers. If approved by regulatory authorities, the arrangement will see the two companies combine physical assets under a single rates and services structure with a single commercial interface for customers but with each company separately managing assets within distinct operating territories in the province. TransCanada continues to work with all stakeholders to finalize this agreement.

In February 2008, the AUC initiated a Generic Cost of Capital proceeding to review the generic ROE and capital structures of AUC regulated utilities. In November 2008, TransCanada filed an application requesting an 11 per cent ROE on 40 per cent deemed common equity for the Alberta System in 2009. The hearing is scheduled to begin on May 19, 2009.

ANR

In 2008, ANR completed its STEP 2008 project, which added 14 Bcf of storage and 200 million cubic feet per day (mmcf/d) of withdrawal capacity to the Cold Springs 1 storage field located in Northern Michigan, and increased ANR's total storage capacity to 250 Bcf. The project was completed under budget and service was provided on schedule. Supply on ANR's southwest leg was increased as a result of an interconnect with the Rockies Express natural gas pipeline, which commenced service in January 2008. There is strong potential for new supply on the southeast leg from shale gas in the mid-continent region, and another interconnect with the Rockies Express pipeline is planned for the southeast leg in Indiana in mid-2009. ANR is also pursuing other supply additions on both its southwest and southeast legs.

In September 2008, certain portions of the Company's Gulf of Mexico offshore facilities were impacted by Hurricane Ike. The Company estimates its total exposure to damage costs to be approximately US$30 million to US$40 million, mainly to replace, repair and abandon capital assets, including the estimated cost to abandon an offshore platform. At December 31, 2008, capital expenditures of US$2 million and OM&A costs of US$6 million had been incurred. The remaining costs are primarily expected to be capital expenditures. Service on the majority of the offshore facilities has been restored and related throughput volumes have returned to near pre-hurricane levels. The timing of the remaining facilities' return to service is primarily dependent upon decisions to be made by upstream producers regarding their damaged facilities in the Gulf of Mexico.

Palomar

In December 2008, Palomar Gas Transmission LLC filed with the FERC for a certificate to build a pipeline extending from the GTN System in central Oregon, to the Columbia River northwest of Portland. The proposed pipeline is expected to be capable of transporting up to 1.3 Bcf/d of natural gas. The project is a 50/50 joint venture of GTN and Northwest Natural Gas Co.

North Baja

In September 2008, the FERC approved North Baja's application to build a natural gas pipeline to serve the Yucca Power Plant owned by Arizona Public Service Company. Three miles of the proposed pipeline are expected to be in the U.S. and owned by North Baja, and another three miles in Mexico are owned by Gasoducto Bajanorte. Pending final approval by the U.S. Government, construction is expected to commence in first quarter 2009 with a projected in-service date of May 2009.

Portland

On April 1, 2008, Portland filed a general rate case with the FERC proposing a rate increase of approximately six per cent as well as other changes to its tariffs. In accordance with a FERC order dated May 1, 2008, the proposed tariffs went into effect on September 1, 2008, subject to refund. The hearing is scheduled to begin on July 13, 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS        25

TQM

In December 2008, the NEB concluded a proceeding with respect to TQM's Cost of Capital application for 2007 and 2008. The application sought an ROE of 11 per cent on deemed equity of 40 per cent. The proceeding also provided an opportunity for TQM to propose alternatives to the current ROE formula. A decision from the NEB is expected in first quarter 2009.

U.S. Rockies Pipeline Projects

The Bison pipeline project is a proposed pipeline from the Powder River Basin in Wyoming to the Northern Border system in North Dakota. The project has shipping commitments for approximately 405 mmcf/d and is expected to be in service in fourth quarter 2010. The capital cost of the Bison pipeline project is estimated at US$500 million to US$600 million. TransCanada continues to work with Bison shippers to finalize the size and design of this project.

In addition, TransCanada is proposing the Pathfinder pipeline project, a 1,006 km (625 miles) pipeline from Meeker, Colorado to the Northern Border system in North Dakota. A portion of the Pathfinder pipeline may share a common route with the Bison pipeline and may also share some common facilities. TransCanada continues to work with prospective Pathfinder shippers to advance this project.

TransCanada and Williams Gas Pipeline Company, LLC (Williams) are evaluating the development of the Sunstone pipeline, a proposed pipeline from Wyoming to Stanfield, Oregon. This project would provide Pacific Northwest and California markets with access to incremental Rockies supply. TransCanada and its partner continue to work with customers to determine the appropriate size, time and route for this project.

Mackenzie Gas Pipeline Project

The MGP is a proposed 1,200 km (746 miles) natural gas pipeline to be constructed from a point near Inuvik, Northwest Territories to the northern border of Alberta, where it is expected to connect to the Alberta System.

TransCanada's involvement with the MGP arises from a 2003 agreement between the Mackenzie Valley Aboriginal Pipeline Group (APG) and the MGP, whereby TransCanada agreed to finance the APG's one-third share of the pre-development costs associated with the project. Cumulative advances made by TransCanada totaled $140 million at December 31, 2008 and are included in Other Assets. These amounts constitute a loan to the APG, which becomes repayable only after the natural gas pipeline commences commercial operations. The total amount of the loan is expected to form part of the rate base of the pipeline and to subsequently be repaid from the APG's share of future natural gas pipeline revenues or from alternate financing. If the project does not proceed, TransCanada has no recourse against the APG for recovery of advances made. Accordingly, TransCanada's ability to recover its investment through loan repayments and/or equity ownership in the project depends upon a successful outcome of the project.

Under the terms of certain MGP agreements, TransCanada holds an option to acquire up to a five per cent equity ownership in the natural gas pipeline at the time of the decision to construct it. In addition, TransCanada gains certain rights of first refusal to acquire 50 per cent of any divestitures by existing partners and an entitlement to obtain a one-third interest in all expansion opportunities once the APG reaches a one-third ownership share, with the other natural gas pipeline owners and the APG sharing the balance.

TransCanada and the other co-venture companies involved in the MGP continue to pursue approval of the proposed project, focusing on obtaining regulatory approval and the Canadian government's support of an acceptable fiscal framework. Project timing continues to be uncertain. Detailed discussions with the Canadian government have taken place and have resulted in a proposal in January 2009 from the government to the MGP. The co-venture group is considering the proposal and is expected to respond to the government in the near future. In the event the co-venture group is unable to reach an agreement with the government on an acceptable fiscal framework, the parties will need to determine the appropriate next steps for the project. For TransCanada, this may result in a reassessment of the carrying amount of the APG advances.

26        MANAGEMENT'S DISCUSSION AND ANALYSIS

Alaska Pipeline Project

In November 2007, TransCanada submitted an application to the State of Alaska for a license to construct the Alaska Pipeline Project under the AGIA. In January 2008, Alaska Governor Sarah Palin's administration determined that TransCanada's application was the only proposal that met all of the state's requirements and in December 2008 the State of Alaska issued the AGIA license to TransCanada. Under the AGIA, the State of Alaska has agreed to reimburse a share of TransCanada's eligible pre-construction costs to a maximum of US$500 million.

The Alaska Pipeline Project will be a 4.5 Bcf/d natural gas pipeline extending approximately 2,760 km (1,715 miles) from a new natural gas treatment plant at Prudhoe Bay, Alaska to Alberta. This pipeline will integrate with the Alberta System to provide access to diverse markets across North America. The application included provision for expansions up to 5.9 Bcf/d through the addition of compressor stations in Alaska and Canada. TransCanada estimated the total capital cost of the entire project to be approximately US$26 billion in 2007 dollars.

Since the AGIA license was awarded, TransCanada has moved forward with developing the project, which involves engineering, environmental, aboriginal relations and commercial work to conclude an initial binding open season by mid-2010. TransCanada continues its efforts to align with potential shippers and if sufficient firm contracts are secured in the open season, construction would begin following regulatory approvals, with an anticipated in-service date of 2018.

PIPELINES – BUSINESS RISKS

Supply, Markets and Competition

TransCanada faces competition at both the supply and market ends of its systems. This competition comes from other natural gas pipelines accessing the increasingly mature WCSB and markets served by TransCanada's pipelines. In addition, the continued expiration of long-term firm contracts has resulted in significant reductions in long-term firm contracted capacity and shifts to short-term firm and interruptible contracts on the Canadian Mainline, the Alberta System, Foothills and the GTN System.

In 2008, the gas supply environment changed. Production out of the WCSB declined while supply in the U.S. grew. Previously it had been expected that U.S. supply would decline. Furthermore, with lower natural gas prices, lower cost U.S. gas developments may hinder the further development of WCSB gas supplies.

TransCanada's primary source of natural gas supply is the WCSB. The WCSB has remaining discovered natural gas reserves of approximately 57 trillion cubic feet and a reserves-to-production ratio of approximately nine years at current levels of production. Historically, sufficient additional reserves have been discovered on an ongoing basis to maintain the reserves-to-production ratio at close to nine years, however, supply from the WCSB has declined in recent years due to a continued reduction in levels of drilling activity in the basin. The reduced drilling activity is a result of lower prices, higher supply costs, which include higher royalties in Alberta, and competition for capital from other North American basins that have lower exploration costs. Drilling levels in the WCSB are expected to reach a low point in 2009 and then should begin to recover in the ensuing years assuming that gas prices stabilize at $6 to $7 per gigajoule (GJ) and that finding and development costs become more economical. TransCanada anticipates there will be excess natural gas pipeline capacity out of the WCSB in the foreseeable future as a result of capacity expansions on its wholly owned and partially owned natural gas pipelines over the past decade, competition from other pipelines, and significant growth in natural gas demand within Alberta driven by oil sands and electricity generation requirements.

TransCanada's Alberta System is the major natural gas gathering and transportation system for the WCSB, connecting most of the natural gas processing plants in Alberta to domestic and export markets. Despite reduced overall drilling levels, activity remains robust in certain areas of the WCSB, which has resulted in the need for new transmission infrastructure. The primary areas of high activity have been deeper conventional drilling in western Alberta and in the foothills region of B.C., and coalbed methane development in central Alberta. Recently, shale gas production in B.C. has emerged as a potentially significant natural gas supply source.

MANAGEMENT'S DISCUSSION AND ANALYSIS        27

Historically, TransCanada's eastern natural gas pipeline system has been supplied by long-haul flows from the WCSB and by short-haul volumes received from storage fields and interconnecting pipelines in southwestern Ontario. Over the last few years, the Canadian Mainline has experienced reductions in long-haul flows, which have been partially offset by increases in short-haul volumes, resulting in an increase in Canadian Mainline tolls.

Demand for natural gas in TransCanada's key eastern markets, which are served by the Canadian Mainline, is expected to continue to increase, particularly to meet the expected growth in natural gas-fired power generation. However, the Company believes the current environment could reverse this trend in the short term given sufficient levels of erosion of market demand. Although there are opportunities to increase market share in Canadian domestic and U.S. export markets, TransCanada faces significant competition in these regions. Consumers in the northeastern U.S. generally have access to an array of natural gas pipeline and supply options. Eastern markets that historically received Canadian supplies only from TransCanada are now capable of receiving supplies from new natural gas pipelines that source U.S. and Atlantic Canadian supplies.

The source of oil supply for Keystone is located primarily in Alberta, which produces approximately 79 per cent of the oil in the WCSB. In 2008, the WCSB produced a total of approximately 2.4 million Bbl/d, comprised of 1.2 million Bbl/d of conventional crude oil and condensate, and 1.2 million Bbl/d of oil from the oil sands area of Alberta. The production of conventional oil has been declining but has been offset by increases in production of oil from the Alberta oil sands. The Alberta Energy Resources Conservation Board has estimated that there are 173 billion barrels of remaining established reserves in the Alberta oil sands.

A decline in oil prices in late 2008 has resulted in announcements of delays in oil sands projects and upgraders, however, in December 2008, the Canadian Association of Petroleum Producers forecast WCSB oil supply would increase from 2.4 million Bbl/d in 2008 to 3.5 million Bbl/d by 2015 and 4.1 million Bbl/d by 2020.

Keystone has 910,000 Bbl/d of contracts for capacity, on a ship or pay basis, with an average contract life of 18 years, which the Company believes will provide incentive for contract shippers to ship on Keystone. However, Keystone must compete for spot throughput with other oil pipelines from Alberta.

Keystone's markets for crude oil are refiners in the U.S. Midwest and Gulf Coast regions. A competing pipeline can also deliver WCSB crude oil to the Midwest markets supplied by Keystone. Currently, competing pipelines can deliver oil to the U.S. Gulf Coast, through interconnections with other pipelines. Keystone must also compete with U.S. domestically produced oil and imported oil for markets in the Midwest and Gulf Coast regions.

ANR's natural gas supply is primarily sourced from the Gulf of Mexico and mid-continent U.S. regions, which are also served by competing natural gas pipelines. ANR also has competition from other natural gas pipelines and storage operations in its primary markets in the U.S. Midwest. The Gulf of Mexico region is extremely competitive given its extensive natural gas pipeline network. ANR is one of many interstate and intrastate pipelines in the region competing for new and existing production as well as for new supplies from shale production in the mid-continent, from the Rockies Express natural gas pipeline originating in the Rocky Mountain region, and from LNG. Several new natural gas pipelines are proposed or under construction to connect new supplies to the numerous pipelines in the Gulf of Mexico region. ANR competes with other natural gas pipelines in the region to attract supply to its pipeline for alternative markets and storage. In addition to pipeline competition for market and supply, current difficult economic conditions are expected to reduce energy demand and may put future ANR capacity renewals at risk as the North American economy slows or potentially contracts in key markets in the upper U.S. Midwest. As lower natural gas prices reduce drilling activity, the supply growth that has been fuelling the growth in pipeline infrastructure in the mid-continent could slow down but is still expected to exceed demand requirements in the near term. These factors could negatively affect pipeline capacity value as transportation capacity becomes more abundant.

The GTN System must compete with other pipelines to access natural gas supplies and markets. Transportation service capacity on the GTN System provides customers in the U.S. Pacific Northwest, California and Nevada with access to supplies of natural gas primarily from the WCSB. These three markets may also access supplies from other basins. In the Pacific Northwest market, natural gas transported on the GTN System competes with the Rocky Mountain natural gas

28        MANAGEMENT'S DISCUSSION AND ANALYSIS

supply and with additional western Canadian supply transported by other pipelines. Historically, natural gas supplies from the WCSB have been competitively priced in relation to supplies from the other regions serving these markets. The GTN System has experienced significant contract non-renewals since 2005 as the natural gas it transports from the WCSB competes for the California and Nevada markets against supplies from the Rocky Mountain and southwestern U.S. basins. Recently, Pacific Gas and Electric Company, the GTN System's largest customer, received California Public Utilities Commission approval to commit to capacity on a proposed competing project out of the Rocky Mountain basin to the California border.

Regulatory Financial Risk

Regulatory decisions continue to have a significant impact on the financial returns from existing investments in TransCanada's Canadian wholly owned pipelines and are expected to have a similarly significant impact on financial returns from future investments. TransCanada remains concerned that current financial returns approved by regulators are not as competitive as returns from other assets with similar risk profiles. In recent years, TransCanada applied to the NEB and the AUC for an ROE of 11 per cent on 40 per cent deemed common equity for both the Canadian Mainline and the Alberta System. The NEB has reaffirmed its ROE formula and the AUC has established a generic ROE that is largely aligned with the NEB formula. Through rate applications and negotiated settlements, TransCanada has been able to improve the common equity components of its Canadian wholly owned pipeline capital structures, but there is no assurance that this success can be repeated.

Most recently, TransCanada has continued to address concerns about financial returns on the Alberta System in the AUC's 2009 Generic Cost of Capital Proceeding. In November 2008, TransCanada filed an application requesting an ROE of 11 per cent on 40 per cent deemed common equity for the Alberta System. TQM filed an application with the NEB in December 2007 requesting a fair return on capital, consisting of an ROE of 11 per cent on 40 per cent deemed common equity. The outcome of these proceedings may influence the regulators' view of fair financial returns on equity associated with TransCanada's other Canadian wholly owned pipelines.

Throughput Risk

As transportation contracts expire, TransCanada's U.S. natural gas pipelines are expected to become more exposed to the risk of reduced throughput and their revenues more likely to experience increased variability. Throughput risk is created by supply and market competition, gas basin pricing, economic activity, weather variability, natural gas pipeline competition and pricing of alternative fuels.

Execution and Capital Cost Risk

Capital costs related to the construction of Keystone are subject to a capital cost risk- and reward-sharing mechanism with its customers. This mechanism allows Keystone to adjust its tolls by a factor based on the percentage change in the capital cost of the project. Tolls for the portion of Keystone to Wood River, Patoka and Cushing will be adjusted by a factor equal to 50 per cent of the percentage change in capital cost. Tolls on the expansion to the U.S. Gulf Coast will be adjusted by a factor equal to 75 per cent of the percentage change in capital cost.

Refer to the "Risk Management and Financial Instruments" section of this MD&A for information on managing risks in the Pipelines business.

PIPELINES – OUTLOOK

TransCanada assumes that its operations in 2009 will be materially consistent with those in 2008 except for the impact of those factors discussed in this section.

Although demand for natural gas and crude oil has declined and is expected to further decline in North America in 2009 due to the current economic downturn, the Company expects demand to increase in the long term. TransCanada's Pipelines business will continue to focus on the delivery of natural gas to growing markets, connecting new supply, progressing development of new infrastructure to connect natural gas from the north and unconventional supplies such as shale gas, coalbed methane and LNG, and construction and expansion of Keystone.

MANAGEMENT'S DISCUSSION AND ANALYSIS        29

TransCanada expects producers will continue to explore and develop new fields in Western Canada, particularly in northeastern B.C. and the west and central foothills regions of Alberta. There is also expected to be significant exploration and development activity aimed at unconventional resources such as coalbed methane and shale gas.

In 2008, TransCanada filed an application with the NEB to establish federal jurisdiction for the Alberta System. If the application is approved, the Alberta System will switch from AUC regulation to NEB regulation, allowing it to construct and operate pipeline extensions into other provinces and allowing it to provide direct integrated Alberta System natural gas transmission service to gas production locations outside of Alberta. Extensions of the Alberta System beyond Alberta's borders are currently prohibited under provincial regulation. An NEB jurisdiction decision is expected in first quarter 2009.

Most of TransCanada's current expansion plans in Canadian natural gas transmission are focused on the Alberta System. TransCanada recently concluded a binding open season process for natural gas transmission service for the Montney shale gas region located in northeastern B.C. Five shippers have committed to firm gas transportation contracts on the Groundbirch pipeline that will serve the Montney region. Volumes associated with these commitments will reach 1.1 Bcf/d by 2014. The Groundbirch pipeline is expected to commence service in fourth quarter 2010, subject to receipt of necessary approvals.

In addition, TransCanada is finalizing details associated with a binding open season and pipeline extension project to service the Horn River shale gas region located in northeastern B.C. Five shippers have committed to firm gas transportation contracts for a total volume of 378 mmcf/d by second quarter 2012. Subject to concluding a successful binding open season, the Horn River project is expected to commence operation in second quarter 2011, subject to receipt of necessary approvals.

Both the Groundbirch and Horn River projects are proposed as extensions to the Alberta System, which will provide B.C. producers with direct integrated gas transmission service from receipt points in B.C. These pipeline projects will increase netbacks to producers and increase the throughput on the Alberta System and on its downstream pipelines that serve markets located throughout North America, as well as increase usage of the Nova Inventory Transfer commercial hub that is used by buyers and sellers of natural gas throughout North America.

In addition to extensions into B.C., new facilities are required to expand the integrated Alberta System in response to changes in the distribution of supply and in markets across the Alberta System.

In the U.S., TransCanada expects unconventional production will continue to be developed from shale gas reservoirs in east Texas, northwest Louisiana, Arkansas, and southwest Oklahoma. Supplies from coalbed methane and tight gas sands in the Rocky Mountain region are also expected to grow. Additionally, in the medium to long term, some level of incremental supply is anticipated from LNG imports into the U.S., particularly in the summer months. The resulting growth in supply will provide additional commercial opportunities for TransCanada. In particular, the southwest leg of ANR is expected to continue to remain fully subscribed for the foreseeable future, and new transport routes are being developed to move the additional Rocky Mountain and shale gas production to midwestern and eastern U.S. markets, including interconnections with ANR. As mid-continent supplies develop, the southeast leg of ANR has capacity to transport additional volumes of Rocky Mountain and mid-continent shale production, as well as LNG.

Producers continue to develop new oil supply in Western Canada. There are several new oil sands projects under construction that will begin production in 2009 and 2010. By 2015, oil sands production is expected to double from 1.2 million Bbl/d in 2008 and total Western Canada oil supply is projected to grow over the same period to approximately 3.5 million Bbl/d from 2.4 million Bbl/d. The primary market for new oil production extends from the U.S. Midwest to the U.S. Gulf Coast and contains a large number of refineries that are well equipped to handle Canadian light and heavy crude oil blends. Incremental western Canadian crude oil production is expected to replace declining U.S. imports of crude oil from other countries.

This increase in WCSB crude oil exports requires new pipeline capacity, including Keystone and further expansions to the U.S. Gulf Coast. TransCanada will continue to pursue additional opportunities to move crude oil from Alberta to U.S. markets.

30        MANAGEMENT'S DISCUSSION AND ANALYSIS

TransCanada will continue to focus on operational excellence and on collaborative efforts with all stakeholders to achieve negotiated settlements and service options that will increase the value of the Company's business to customers and shareholders.

Earnings

The Company expects continued growth on its Alberta System. The Company also anticipates a modest level of investment in its other existing Canadian natural gas pipelines, resulting in an expected continued net decline in the average investment base due to annual depreciation. A net decline in the average investment base has the effect of reducing year-over-year earnings from these assets. Under the current regulatory model, earnings from Canadian pipelines are not affected by short-term fluctuations in the commodity price of natural gas, changes in throughput volumes or changes in contract levels.

Reduced firm transportation contract volumes due to customer defaults, lower supply available for export from the WCSB and expiry of long-term contracts could have a negative impact on short-term earnings from TransCanada's U.S. natural gas pipelines, unless the available capacity can be recontracted. The ability to recontract available capacity is influenced by prevailing market conditions and competitive factors, including competing natural gas pipelines and supply from other natural gas sources in markets served by TransCanada's U.S. pipelines. Earnings from Pipelines' foreign operations are also impacted by changes in foreign currency exchange rates.

Capital Expenditures

Total capital spending for all pipelines in 2008 was $1.8 billion. Capital spending for the wholly owned pipelines in 2009 is expected to be approximately $1.1 billion. In addition, capital spending for TransCanada's share of constructing Keystone is expected to be approximately $3.6 billion in 2009.

NATURAL GAS THROUGHPUT VOLUMES
(Bcf)

	2008	2007	2006

Canadian Mainline(1)	3,467	3,183	2,955
Alberta System(2)	3,800	4,020	4,051
ANR(3)	1,655	1,210	n/a
GTN System	783	827	790
Foothills	1,292	1,441	1,403
North Baja	104	90	95
Great Lakes	784	829	816
Northern Border	731	800	799
Iroquois	376	394	384
TQM	170	207	158
Ventures LP	165	178	179
Gas Pacifico	73	71	52
Portland	50	58	52
Tamazunchale(4)	53	29	n/a
Tuscarora	30	28	28
TransGas	26	24	22
(1)
Canadian Mainline physical receipts originating at the Alberta border and in Saskatchewan in 2008 were 1,898 Bcf (2007 – 2,090 Bcf; 2006 – 2,207 Bcf).

(2)
Field receipt volumes for the Alberta System in 2008 were 3,843 Bcf (2007 – 4,047 Bcf; 2006 – 4,160 Bcf).

(3)
ANR's results include delivery volumes from the date of acquisition of February 22, 2007.

(4)
Tamazunchale's results include volumes since December 1, 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS        31

BEAR CREEK   An 80 MW natural gas-fired cogeneration plant, Bear Creek is located near Grande Prairie, Alberta.

MACKAY RIVER   A 165 MW natural gas-fired cogeneration plant, MacKay River is located near Fort McMurray, Alberta.

REDWATER   A 40 MW natural gas-fired cogeneration plant, Redwater is located near Redwater, Alberta.

SUNDANCE A&B   TransCanada has the rights to 100 per cent of the generating capacity of the 560 MW Sundance A coal-fired power generating facility under a PPA, which expires in 2017. TransCanada also has the rights to 50 per cent of the generating capacity of the 706 MW Sundance B facility under a PPA that expires in 2020. The Sundance facilities are located in south-central Alberta.

SHEERNESS   TransCanada has the rights to 756 MW of generating capacity from the Sheerness coal-fired plant under a PPA, which expires in 2020. The Sheerness plant is located in southeastern Alberta.

CARSELAND   An 80 MW natural gas-fired cogeneration plant, Carseland is located near Carseland, Alberta.

32        MANAGEMENT'S DISCUSSION AND ANALYSIS

CANCARB   A 27 MW facility fuelled by waste heat from TransCanada's adjacent thermal carbon black (a natural gas by-product) facility, Cancarb is located in Medicine Hat, Alberta.

BRUCE POWER   Bruce Power is a nuclear generating facility located northwest of Toronto, Ontario. TransCanada owns 48.9 per cent of Bruce A, which has four 750 MW reactors, two of which are currently being refurbished and are expected to restart in 2010. TransCanada owns 31.6 per cent of Bruce B, which has four operating reactors with a combined capacity of approximately 3,200 MW.

HALTON HILLS   A 683 MW natural gas-fired power plant, Halton Hills is under construction near the town of Halton Hills, Ontario, and is expected to be in service in third quarter 2010.

PORTLANDS ENERGY   A 550 MW high-efficiency, combined-cycle natural gas generation power plant, Portlands Energy is under construction near the downtown area of Toronto, Ontario. The plant is 50 per cent owned by TransCanada and is expected to be commissioned in its combined-cycle mode in first quarter 2009.

BÉCANCOUR   A 550 MW natural gas-fired cogeneration power plant, Bécancour is located near Trois-Rivières, Québec.

CARTIER WIND   The 740 MW Cartier Wind farm consists of six wind power projects located in Québec. Cartier Wind is 62 per cent owned by TransCanada. Three of the projects, Baie-des-Sables, Anse-á-Valleau and Carleton have generating capacities of 110 MW, 101 MW and 109 MW, respectively. Planning and construction of the remaining three projects will continue, subject to future approvals.

GRANDVIEW   A 90 MW natural gas-fired cogeneration power plant, Grandview is located in Saint John, New Brunswick.

KIBBY WIND   The 132 MW Kibby Wind power project is under construction and will include 44 turbines located in Kibby and Skinner Townships in Maine. Construction began in July 2008 and commissioning of the first phase is expected to begin in fourth quarter 2009.

TC HYDRO   With a total generating capacity of 583 MW, TC Hydro comprises 13 hydroelectric facilities, including stations and associated dams and reservoirs, on the Connecticut and Deerfield rivers in New Hampshire, Vermont and Massachusetts.

OSP   A 560 MW natural gas-fired, combined-cycle facility, OSP is located in Burrillville, Rhode Island.

RAVENSWOOD   In August 2008, TransCanada acquired the 2,480 MW multiple unit generating facility in Queens, New York employing dual-fuel capable steam turbine, combined cycle and combustion turbine technology.

COOLIDGE   A 575 MW simple-cycle, natural gas-fired peaking power generation station, Coolidge is under development in Coolidge, Arizona. Detailed engineering, geotechnical and regulatory work began in 2008 and commissioning of the facility is expected in 2011.

EDSON   An underground natural gas storage facility, Edson is connected to the Alberta System near Edson, Alberta. The facility's central processing system is capable of maximum injection and withdrawal rates of 725 mmcf/d of natural gas. Edson has a working natural gas storage capacity of approximately 50 Bcf.

CROSSALTA   An underground natural gas storage facility, CrossAlta is connected to the Alberta System and is located near Crossfield, Alberta. TransCanada owns 60 per cent of CrossAlta, which has a working natural gas capacity of 54 Bcf with a maximum capability of delivering 480 mmcf/d.

MANAGEMENT'S DISCUSSION AND ANALYSIS        33

ENERGY – HIGHLIGHTS

•
Energy's net earnings were $614 million in 2008, an increase of $100 million from $514 million in 2007. Energy's comparable earnings were $641 million in 2008, an increase of $182 million from $459 million in 2007.

•
In August 2008, TransCanada acquired the 2,480 MW Ravenswood facility in Queens, New York for US$2.9 billion, subject to certain post-closing adjustments.

•
Approximately 2,700 MW of additional generation capacity was under construction at December 31, 2008, with an anticipated capital cost of $5 billion.

•
Since 1999, the nominal generating capacity of TransCanada's Energy business has increased by approximately 7,800 MW, representing an investment of approximately $7 billion to the end of 2008, with an additional 2,700 MW currently under development and construction.

ENERGY RESULTS
Year ended December 31 (millions of dollars)

	2008	2007	2006

Western Power	426	308	297
Eastern Power	338	255	187
Bruce Power	201	167	235
Natural Gas Storage	135	136	93
General, administrative, support costs and other	(168)	(158)	(144)

Operating income	932	708	668
Financial charges	(23)	(22)	(23)
Interest income and other	6	10	5
Income taxes	(274)	(237)	(221)

Comparable Earnings(1)	641	459	429
Writedown of Broadwater costs	(27)	–	–
Gain on sale of land	–	14	–
Fair value adjustments of natural gas storage inventory and forward contracts	–	7	–
Income tax adjustments	–	34	23

Net Earnings	614	514	452

(1)
Refer to the "Non-GAAP Measures" section of this MD&A for further discussion of comparable earnings.

Energy's net earnings in 2008 of $614 million increased $100 million compared to $514 million in 2007. Comparable earnings of $641 million in 2008 increased $182 million compared to 2007 and excluded a $27 million writedown of costs previously capitalized for Broadwater. The increases in comparable and net earnings were due to higher operating income in Western Power, Eastern Power and Bruce Power. Comparable earnings of $459 million for 2007 excluded net unrealized gains of $7 million resulting from changes in fair value of proprietary natural gas storage inventory and natural gas forward purchase and sale contracts, a $14 million gain on sale of land and $34 million of favourable income tax adjustments.

Energy's net earnings in 2007 were $514 million compared to $452 million in 2006. Comparable earnings were $459 million in 2007, an increase of $30 million from 2006. The increase was due

34        MANAGEMENT'S DISCUSSION AND ANALYSIS

to higher operating income in Eastern Power, Natural Gas Storage and Western Power, partially offset by a reduced contribution from Bruce Power. Comparable earnings excluded net unrealized gains of $7 million resulting from natural gas storage fair value changes, a $14 million gain on sale of land, $34 million of favourable income tax adjustments in 2007 as well as a $23 million favourable impact in 2006 from future income taxes as a result of reductions in Canadian federal and provincial corporate income tax rates.

POWER PLANTS – NOMINAL GENERATING CAPACITY AND FUEL TYPE

	MW	Fuel Type

Western Power
Sheerness	756	Coal
Coolidge(1)	575	Natural gas
Sundance A	560	Coal
Sundance B(2)	353	Coal
MacKay River	165	Natural gas
Carseland	80	Natural gas
Bear Creek	80	Natural gas
Redwater	40	Natural gas
Cancarb	27	Natural gas

	2,636

Eastern Power
Ravenswood(3)	2,480	Natural gas/oil
Halton Hills(1)	683	Natural gas
TC Hydro	583	Hydro
OSP	560	Natural gas
Bécancour	550	Natural gas
Cartier Wind(4)	458	Wind
Portlands Energy(5)	275	Natural gas
Kibby Wind(1)	132	Wind
Grandview	90	Natural gas

	5,811

Bruce Power(6)	2,480	Nuclear

Total nominal generating capacity(1)	10,927

(1)
Halton Hills and Kibby Wind are currently under construction. Coolidge is currently under development.

(2)
Represents TransCanada's 50 per cent share of the Sundance B power plant output.

(3)
Acquired in third quarter 2008.

(4)
Represents TransCanada's 62 per cent share of the total 740 MW project. Three of six wind farms were placed in service, one in November 2008, one in November 2007 and the other in November 2006, with a combined generating capacity of 320 MW.

(5)
Represents TransCanada's 50 per cent share of this 550 MW facility, which is currently under construction.

(6)
Represents TransCanada's 48.9 per cent proportionate interest in Bruce A and 31.6 per cent proportionate interest in Bruce B.

ENERGY – FINANCIAL ANALYSIS

Western Power

As at December 31, 2008, Western Power owns or has the rights to approximately 2,600 MW of power supply in Alberta and the western U.S. from its three long-term power purchase arrangements (PPA), six natural gas-fired cogeneration facilities and a peaking facility under development in Arizona. The power supply portfolio of Western Power in Alberta comprises approximately 1,700 MW of low-cost, base-load coal-fired generation supply through the three long-term PPAs and approximately 400 MW of natural gas-fired cogeneration assets. This supply portfolio includes

MANAGEMENT'S DISCUSSION AND ANALYSIS        35

some of the lowest cost, most competitive generation in the Alberta market area. The Sheerness and Sundance B PPAs have remaining terms of 12 years, while the Sundance A PPA has a remaining term of nine years. In 2008, the Salt River Project Agricultural Improvement and Power District (Salt River Project), a utility based in Phoenix, Arizona, entered into a 20-year PPA to secure 100 per cent of the output from TransCanada's planned Coolidge generating station. The simple-cycle natural gas-fired peaking power facility to be located in Coolidge, Arizona is expected to be commissioned in 2011 and have a nominal generating capacity of 575 MW.

Western Power relies on its two integrated functions, marketing and plant operations, to generate earnings. The marketing function, based in Calgary, Alberta, purchases and resells electricity sourced from the PPAs, markets uncommitted volumes from the cogeneration facilities, and purchases and resells power and natural gas to maximize the value of the cogeneration facilities. The marketing function is integral to optimizing Energy's return from its portfolio of power supply and to managing risks associated with uncontracted volumes. A portion of Energy's power is sold into the spot market for operational reasons and the amount of supply volumes eventually sold into the spot market is dependent upon the ability to transact in forward sales markets at acceptable contract terms. This approach to portfolio management helps to minimize costs in situations where TransCanada would otherwise have to purchase electricity in the open market to fulfil its contractual sales obligations. To reduce exposure to spot market prices on uncontracted volumes, Western Power had, as at December 31, 2008, fixed-price power sales contracts to sell approximately 8,800 gigawatt hours (GWh) in 2009 and 5,500 GWh in 2010.

Plant operations in Alberta consist of five natural gas-fired cogeneration power plants with an approximate combined output capacity of 400 MW ranging from 27 MW to 165 MW per facility. A portion of the expected output is sold under long-term contracts and the remaining output is subject to fluctuations in the price of power and natural gas. Market heat rate is an economic measure for natural gas-fired power plants and is determined by dividing the average price of power per megawatt hour (MWh) by the average price of natural gas per GJ for a given period. To the extent power is not sold under long-term contracts and plant fuel gas has not been purchased under long-term contracts, the profitability of a natural gas-fired generating facility rises in proportion to an increase in the market heat rate and declines in proportion to a decrease in the market heat rate. Market heat rates in Alberta increased in 2008 by approximately six per cent as a result of an increase in average power prices, partially offset by an increase in spot market natural gas prices. Market heat rates averaged approximately 12.05 GJ/MWh in 2008 compared to approximately 11.40 GJ/MWh in 2007.

Western Power's plants operated with an average plant availability of approximately 87 per cent in 2008 compared to 90 per cent in 2007. The decrease was primarily due to an extended outage at the Cancarb power plant.

Western Power Results
Year ended December 31 (millions of dollars)

	2008	2007	2006

Revenues
Power	1,140	1,045	1,185
Other(1)	130	89	169

	1,270	1,134	1,354

Commodity purchases resold
Power	(575)	(608)	(767)
Other(2)	(64)	(65)	(135)

	(639)	(673)	(902)

Plant operating costs and other	(180)	(135)	(135)
Depreciation	(25)	(18)	(20)

Operating income	426	308	297

36        MANAGEMENT'S DISCUSSION AND ANALYSIS

(1)
Other revenue includes sales of natural gas, sulphur and thermal carbon black.

(2)
Other commodity purchases resold includes the cost of natural gas sold.

Western Power Sales Volumes
Year ended December 31 (GWh)

	2008	2007	2006

Supply
Generation	2,322	2,154	2,259
Purchased
Sundance A & B and Sheerness PPAs	12,368	12,199	12,712
Other purchases	807	1,433	1,905

	15,497	15,786	16,876

Contracted vs. Spot
Contracted	11,284	11,998	12,750
Spot	4,213	3,788	4,126

	15,497	15,786	16,876

Operating income was $426 million in 2008, an increase of $118 million from $308 million in 2007. The increase was primarily due to increased margins from a combination of higher overall realized power prices and market heat rates on uncontracted volumes of power sold, as well as a $23 million increase from sales of sulphur at significantly higher prices in 2008. In 2008, the Company sold the remainder of its sulphur stock pile, which it has been selling in modest quantities on a break-even basis since 2005.

Revenues increased in 2008 primarily due to the higher overall power sales prices. Commodity purchases resold decreased in 2008 compared to 2007 primarily due to a decrease in volumes purchased and the expiry of certain retail contracts. Plant operating costs and other, which includes fuel gas consumed in generation, increased in 2008 as a result of higher volumes of gas purchased at higher prices. Purchased power volumes in 2008 decreased primarily due to the expiry of certain retail contracts, partially offset by increased utilization from the Alberta PPAs. Approximately 27 per cent of power sales volumes were sold in the spot market in 2008 compared to 24 per cent in 2007.

Operating income was $308 million in 2007, an increase of $11 million from $297 million in 2006. The increase was primarily due to lower PPA costs, partially offset by slightly lower overall realized power prices. Revenues decreased in 2007 compared to 2006 due mainly to the lower overall power sales prices realized in 2007 as well as lower volumes purchased and generated. Commodity purchases resold decreased in 2007 compared to 2006 primarily due to lower PPA costs, a decrease in volumes purchased and the expiry of certain retail contracts. Purchased power volumes in 2007 decreased compared to 2006 mainly as a result of an increase in outage hours at the Sundance A facility and the expiry of certain retail contracts. Approximately 24 per cent of power sales volumes were sold into the spot market in 2007, which was consistent with 2006.

Eastern Power

Eastern Power owns approximately 5,800 MW of power generation capacity, including facilities under construction or in the development phase. Eastern Power's current operating power generation assets are Ravenswood, TC Hydro, OSP, Bécancour, the Cartier Wind farms and Grandview. Ravenswood, acquired in August 2008, is a 2,480 MW gas and oil-fired generating facility consisting of multiple units employing steam turbine, combined-cycle and combustion turbine technology. Ravenswood, located in Queens, has the capacity to serve approximately 21 per cent of the overall peak load in New York City. The TC Hydro assets include 13 hydroelectric stations housing a total of 39 hydroelectric generating units in New Hampshire, Vermont and Massachusetts.

MANAGEMENT'S DISCUSSION AND ANALYSIS        37

OSP, a natural gas-fired combined-cycle facility, is the largest power plant in Rhode Island. Bécancour, a natural gas-fired cogeneration plant located near Trois Rivières, Québec, was placed into service in September 2006. The entire power output is supplied to Hydro-Québec under a 20 year power purchase contract. Steam from this facility is sold to an industrial customer for use in commercial processes. Cartier has a combined generating capacity of 320 MW and consists of three wind farms, Carleton, Anse-á-Valleau, and Baie-des-Sables, which were placed into service in November 2008, November 2007 and November 2006, respectively. Output from these three wind farms is supplied to Hydro-Québec under 20 year power purchase contracts. Grandview is a natural gas-fired cogeneration facility on the site of the Irving Oil Refinery (Irving) in Saint John, New Brunswick. Under a 20 year tolling arrangement which will expire in 2025, Irving supplies fuel for the plant and contracts for 100 per cent of the plant's heat and electricity output.

Eastern Power conducts its business primarily in the deregulated New England and New York power markets and in Eastern Canada. In the New England market, TransCanada has established a marketing operation through its wholly owned subsidiary, TransCanada Power Marketing Ltd. (TCPM). TCPM is located in Westborough, Massachusetts, and effective January 1, 2009, also markets the output from the Ravenswood facility. To reduce exposure to spot market prices on uncontracted volumes, Eastern Power had, as at December 31, 2008, fixed price sales contracts to sell forward approximately 13,000 GWh in 2009 and 15,000 GWh in 2010, although certain contracted volumes are dependant on customer usage levels. Actual amounts contracted in future periods will depend on market liquidity and other factors. Fixed price sales contracts in 2009 exclude approximately 4,300 GWh of generation from the Bécancour power plant as a result of a suspension of electricity generation that began in January 2008 and continues through December 2009. The suspension of the Bécancour power facility is discussed further in the "Energy – Opportunities and Developments" section of this MD&A.

TCPM focuses on selling power under short- and long-term contracts to wholesale, commercial and industrial customers while managing a portfolio of power supplies sourced from both its own generation and wholesale power purchases. In 2008, TCPM continued to expand its marketing presence and customer base in the New England market.

The Forward Capacity Market (FCM) in the New England power pool is intended to promote investment in new and existing power resources needed to meet growing consumer demand and maintain a reliable power system. Under the FCM, Independent System Operator New England (ISO-NE) projects the needs of the power system three years in advance, following which it holds an annual auction to purchase power resources to satisfy future needs. Prior to the auction period, certain transition payments are made to capacity suppliers in New England that were in existence at June 2006.

ISO-NE has undertaken two Forward Capacity Auctions (FCA) under the FCM framework for procurement of installed capacity; FCA1 for the 2010-2011 period and FCA2 for the 2011-2012 period. All of Eastern Power's existing and planned power assets in the New England market were entered into both FCA1 and FCA2. Both auctions resulted in significant amounts of qualifying capacity resulting in decreased prices. The clearing prices in these auctions were US$4.25 and US$3.12 per kilowatt-month, respectively. Future auction results will be affected by actual demand growth and the pace of progress in the development of new qualifying resources that bid into these auctions, as well as other factors.

The New York Independent System Operator (NYISO) relies on a locational capacity market intended to promote investment in new and existing power resources needed to meet growing consumer demand and maintain a reliable power system. Currently, a series of voluntary forward auctions and a mandatory spot demand curve price setting process is used to determine the price that is paid to capacity suppliers. There are separate demand curves for each of the three capacity zones: Long Island, New York City and the rest of the state. Ravenswood's capacity is located in the New York City capacity zone. Energy and capacity prices for Ravenswood are affected by circumstances that have an impact on supply and demand within this zone, certain NYISO market rules impacting both buyers and suppliers of capacity in this zone, and certain reliability criteria set out by the NYISO and the New York State Reliability Council. There is currently surplus capacity within this zone, however, TransCanada expects capacity will tighten after 2009 as a result of the expected retirement of a power station owned by the New York Power Authority.

38        MANAGEMENT'S DISCUSSION AND ANALYSIS

Eastern Power Results(1)
Year ended December 31 (millions of dollars)

	2008	2007	2006

Revenues
Power	1,254	1,481	789
Other(2)	350	239	292

	1,604	1,720	1,081

Commodity purchases resold
Power	(519)	(755)	(379)
Other(3)	(324)	(208)	(257)

	(843)	(963)	(636)

Plant operating costs and other	(342)	(454)	(226)
Depreciation	(81)	(48)	(32)

Operating income	338	255	187

(1)
Includes Carleton, Ravenswood, Anse-à-Valleau, Baie-des-Sables and Bécancour effective November 2008, August 2008, November 2007, November 2006 and September 2006, respectively.

(2)
Other revenue includes sales of natural gas.

(3)
Other commodity purchases resold includes the cost of natural gas sold.

Eastern Power Sales Volumes(1)
Year ended December 31 (GWh)

	2008	2007	2006

Supply
Generation	5,043	8,095	4,700
Purchased	6,183	6,986	3,091

	11,226	15,081	7,791

Contracted vs. Spot
Contracted	10,990	14,505	7,374
Spot	236	576	417

	11,226	15,081	7,791

(1)
Includes Carleton, Ravenswood, Anse-à-Valleau and Baie-des-Sables effective November 2008, August 2008, November 2007 and November 2006, respectively. Bécancour is included in Eastern Power effective September 2006 through December 2007.

Operating income was $338 million in 2008, $83 million higher than the $255 million earned in 2007. The increase was primarily due to increased water flows from the TC Hydro generation assets and higher realized prices on sales to commercial and industrial customers in New England, incremental income from the first full year of operations from the Anse-à-Valleau wind farm and the start-up of the Carleton wind farm in November 2008. On December 31, 2008, Ravenswood fulfilled its obligation under a tolling agreement with Hess Corporation that was in place at the time of acquisition. In 2009, TCPM will manage the marketing output of the Ravenswood plant in a manner consistent with its other U.S. northeast portfolio of assets. The agreement to temporarily suspend generation at the Bécancour facility beginning January 2008 resulted in decreases to power revenues, plant operating costs and other, generation volumes and contracted sales in 2008. The temporary suspension agreement has not materially affected Eastern Power's

MANAGEMENT'S DISCUSSION AND ANALYSIS        39

operating income due to capacity payments received pursuant to the agreement with Hydro-Québec. The agreement to suspend generation at the Bécancour facility was extended for one year to December 31, 2009.

Eastern Power's power revenues were $1,254 million in 2008, a decrease of $227 million from $1,481 million in 2007. This was primarily due to the temporary suspension of generation at the Bécancour facility and decreased sales to commercial and industrial customers in the New England market, partially offset by higher realized prices in New England, increased water flows through the TC Hydro generation assets, and incremental revenue from Ravenswood. Other revenue and other commodity purchases resold increased year-over-year as a result of an increase in the quantity of natural gas purchased and resold under OSP's and TCPM's natural gas supply contracts. Power commodity purchases resold and purchased power volumes were lower in 2008 due to the impact of decreased sales volumes to commercial and industrial customers, lower overall cost per GWh on purchased power volumes and increased power generation from the TC Hydro assets, which reduced the requirement to purchase power to fulfill contractual sales obligations. Plant operating costs and other, which includes fuel gas consumed in generation, were lower in 2008 primarily due to the temporary suspension of generation at the Bécancour facility, partially offset by incremental operating costs from Ravenswood.

Operating income was $255 million in 2007, $68 million higher than the $187 million earned in 2006. The increase was primarily due to incremental income from the first full year of operations from the Bécancour facility and the Baie-des-Sables wind farm, as well as the start-up of the Anse-à-Valleau wind farm in November 2007. Also contributing to the increase were payments received under the start-up of the FCM in New England and higher sales volumes to commercial and industrial customers in 2007. Partially offsetting these increases was the impact of reduced water flows from the TC Hydro generation assets in 2007, compared to the above-average water flows experienced in 2006 following higher precipitation in the surrounding area.

Bruce Power

As at December 31, 2008, TransCanada and BPC Generation Infrastructure Trust (BPC), a trust established by the Ontario Municipal Employees Retirement System, each owned a 48.9 per cent interest in Bruce A (2007 – 48.7 per cent). The remaining 2.2 per cent interest in Bruce A is owned by the Power Workers' Union Trust, the Society of Energy Professionals Trust and Bruce Power Employee Investment Trust. The Bruce A partnership subleases Bruce A Units 1 to 4 from the Bruce B partnership. TransCanada continues to own 31.6 per cent of Bruce B, which consists of Units 5 to 8 and the supporting site infrastructure.

The following Bruce Power financial results reflect the operations of six of the eight Bruce Power units:

40        MANAGEMENT'S DISCUSSION AND ANALYSIS

Bruce Power Results
Year ended December 31 (millions of dollars)

	2008	2007	2006

Bruce Power (100 per cent basis)
Revenues
Power	2,064	1,920	1,861
Other(1)	96	113	71

	2,160	2,033	1,932

Operating expenses
Operations and maintenance(2)	(1,066)	(1,051)	(912)
Fuel	(139)	(104)	(96)
Supplemental rent(2)	(174)	(170)	(170)
Depreciation and amortization	(151)	(151)	(134)

	(1,530)	(1,476)	(1,312)

	630	557	620

TransCanada's proportionate share:
Bruce A (48.9%)	62	24	91
Bruce B (31.6%)	158	161	137

	220	185	228
Adjustments	(19)	(18)	7

TransCanada's operating income from Bruce Power	201	167	235

Bruce Power – Other Information
Plant availability
Bruce A	82%	78%	81%
Bruce B	87%	89%	91%
Combined Bruce Power	86%	86%	88%
Planned outage days
Bruce A	91	121	81
Bruce B	100	93	65
Unplanned outage days
Bruce A	27	17	37
Bruce B	65	32	31
Sales volumes (GWh)
Bruce A – 100 per cent	10,580	10,180	10,650
Bruce A – TransCanada's proportionate share	5,159	4,959	5,158
Bruce B – 100 per cent	24,680	25,290	25,820
Bruce B – TransCanada's proportionate share	7,799	7,992	8,159
Combined Bruce Power – 100 per cent	35,260	35,470	36,470
TransCanada's proportionate share	12,958	12,951	13,317
Results per MWh
Bruce A power revenues	$62	$59	$58
Bruce B power revenues	$57	$52	$48
Combined Bruce Power revenues	$59	$55	$51
Combined Bruce Power fuel	$4	$3	$3
Combined Bruce Power total operating expenses(3)	$42	$41	$35
Percentage of output sold to spot market	23%	45%	35%

MANAGEMENT'S DISCUSSION AND ANALYSIS        41

(1)
Other revenue includes Bruce A fuel cost recoveries of $61 million in 2008 (2007 – $35 million; 2006 – $30 million). Other revenue also includes unrealized losses of $6 million as a result of changes in fair value of held-for-trading derivatives in 2008 (2007 – $47 million gain; 2006 – nil).

(2)
Includes adjustments to eliminate the effects of inter-partnership transactions between Bruce A and Bruce B.

(3)
Net of fuel cost recoveries.

TransCanada's operating income from Bruce Power was $201 million in 2008 compared to $167 million in 2007. TransCanada's proportionate share of operating income in Bruce A increased $38 million to $62 million in 2008 compared to 2007 primarily due to higher realized prices and higher volumes associated with a decrease in outage days in 2008. TransCanada's proportionate share of operating income in Bruce B decreased $3 million to $158 million in 2008 compared to 2007 primarily due to higher operating costs and lower volumes associated with an increase in outage days in 2008, and unrealized gains in 2007 from changes in the fair value of power swaps and forwards. Partially offsetting these decreases were higher realized prices reflecting a higher proportion of volumes sold at higher contract prices.

Combined Bruce Power prices, which are based solely on power revenues, were $59 per MWh in 2008 compared to $55 per MWh in 2007, reflecting higher prices on both contracted volumes and uncontracted volumes sold into the spot market. Bruce Power's combined operating expenses (net of fuel cost recoveries) increased to $42 per MWh in 2008 from $41 per MWh in 2007 primarily due to higher operating costs in 2008.

The Bruce units ran at a combined average availability of 86 per cent in 2008, which was consistent with the average availability in 2007.

TransCanada's operating income from its combined investment in Bruce Power was $167 million in 2007 compared to $235 million in 2006. The decrease of $68 million was primarily due to lower output and higher operating costs associated with an increase in planned outage days, partially offset by higher overall realized prices.

Adjustments to TransCanada's interest in Bruce Power's income before income taxes were lower in 2008 and 2007 than in 2006 primarily due to lower positive purchase price amortizations related to the expiry of power sales agreements.

The overall plant availability percentage in 2009 is expected to be in the low 90s for the four Bruce B units and the mid-80s for the two operating Bruce A units. An approximate six week maintenance outage of Bruce B Unit 8 is scheduled to begin in mid-April 2009 and an approximate six week maintenance outage of Bruce B Unit 6 is scheduled to begin in early October 2009. An approximate six week maintenance outage of Bruce A Unit 4 is scheduled to start in early March 2009 and an approximate one-month outage of Bruce A Unit 3 is expected to commence in mid-March 2009.

Bruce A

Income from Bruce A is affected by overall plant availability, which in turn is affected by planned and unplanned maintenance. As a result of a contract with the Ontario Power Authority (OPA), all of the output from Bruce A is effectively sold at a fixed price per MWh, adjusted for inflation annually on April 1. In addition, fuel costs are recovered from the OPA. In accordance with a 2007 contract amendment, effective April 1, 2008, the fixed price for output from Bruce A was $63.00 per MWh, an increase of $2.11 per MWh, subject to inflation adjustments from October 31, 2005.

Bruce A Fixed Price

per MWh

April 1, 2008 – March 31, 2009	$63.00
April 1, 2007 – March 31, 2008	$59.69
April 1, 2006 – March 31, 2007	$58.63

Support payments received pursuant to the OPA contract are equal to the difference between the fixed prices under the OPA contract and spot market prices and are capped at $575 million for the period ending on the commercial in-service date of the later of the restarted Unit 1 and Unit 2. As at December 31, 2008, Bruce A had received $368 million towards this cap. Post-refurbishment prices will also be adjusted for capital cost variances associated with the refurbishment and restart projects.

42        MANAGEMENT'S DISCUSSION AND ANALYSIS

Bruce B

Income from Bruce B is directly affected by fluctuations in wholesale spot market prices for electricity and overall plant availability, which in turn is affected by planned and unplanned maintenance.

As part of Bruce Power's contract with the OPA, sales from the Bruce B Units 5 to 8 are subject to a floor price adjusted annually for inflation on April 1.

Bruce B Floor Price

per MWh

April 1, 2008 – March 31, 2009	$47.66
April 1, 2007 – March 31, 2008	$46.82
April 1, 2006 – March 31, 2007	$45.99

Payments received pursuant to the Bruce B floor price mechanism may be subject to a recapture payment dependent on annual spot prices over the term of the contract. Bruce B net earnings to date have not included any amounts received pursuant to this floor mechanism. To further reduce its exposure to spot market prices, as at December 31, 2008, Bruce B had entered into fixed price sales contracts to sell forward approximately 12,460 GWh for 2009 and 7,100 GWh for 2010.

Plant Availability

Weighted average power plant availability for all plants, excluding Bruce Power, was 79 per cent in 2008 compared to 93 per cent in 2007 and 2006. Plant availability represents the percentage of time in a year that the plant is available to generate power whether actually running or not. Western Power's plant availability was affected negatively throughout 2008 and in late 2007 by an outage at the Cancarb power plant. Eastern Power achieved plant availability of 78 per cent in 2008, 18 per cent lower than 2007 as a result of outages experienced on Units 10 and 30 at Ravenswood throughout fourth quarter 2008 and a longer than expected outage at OSP in late 2008. Additionally, Bécancour, which had an availability of 97 per cent in 2007, is not included in Eastern Power's 2008 availability measurement as a result of a temporary suspension of power generation from the plant throughout 2008.

Weighted Average Plant Availability
Year ended December 31

	2008	2007	2006

Western Power	87%	90%	88%
Eastern Power	78%	96%	95%
Bruce Power	86%	86%	88%
All plants, excluding Bruce Power	79%	93%	93%
All plants	83%	91%	91%

Natural Gas Storage

TransCanada owns or has rights to 120 Bcf of natural gas storage capacity in Alberta, including a 60 per cent ownership interest in CrossAlta, an independently operated storage facility. TransCanada also has contracts for long-term, Alberta-based storage capacity from a third party, which expire in 2030, subject to early termination rights in 2015.

MANAGEMENT'S DISCUSSION AND ANALYSIS        43

Natural Gas Storage Capacity

	Working Gas Storage Capacity (Bcf)	Maximum Injection/ Withdrawal Capacity (mmcf/d)

Edson	50	725
CrossAlta(1)	32	288
Third-party storage	38	630

	120	1,643

(1)
Represents TransCanada's 60 per cent ownership interest in CrossAlta, a 54 Bcf, 480 mmcf/d facility.

TransCanada believes the market fundamentals for natural gas storage remain unchanged. The Company's gas storage capability helps balance seasonal and short-term supply and demand, and adds flexibility to the delivery of natural gas to Alberta and the rest of North America. The increasing seasonal imbalance in North American natural gas supply and demand has increased natural gas price volatility and the demand for storage services. Alberta-based storage will continue to serve market needs and could play an important role should additional gas supplies be connected to North American markets. Energy's natural gas storage business operates independently from TransCanada's regulated natural gas transmission business and from ANR's regulated storage business, which is included in TransCanada's Pipelines segment.

TransCanada manages the exposure of its non-regulated natural gas storage assets to seasonal natural gas price spreads by economically hedging storage capacity with a portfolio of third-party storage capacity contracts and proprietary natural gas purchases and sales.

TransCanada offers a broad range of injection and withdrawal storage alternatives tailored to customer needs in short-term to multi-year contracts. Market volatility frequently creates arbitrage opportunities and TransCanada's storage operations offer solutions to capture value from these short-term price movements. Earnings from third-party storage capacity contracts are recognized over the term of the contract. At December 31, 2008, TransCanada had contracted approximately 70 per cent of the total 120 Bcf of working gas storage capacity in 2009 and 57 per cent of storage capacity in 2010.

Proprietary natural gas storage transactions are comprised of a forward purchase of natural gas to be injected into storage and a simultaneous forward sale of natural gas for withdrawal at a later period, typically during the winter withdrawal season. By matching purchase and sales volumes on a back-to-back basis, TransCanada locks in future positive margins, thereby effectively eliminating its exposure to natural gas seasonal price spreads.

These forward natural gas contracts provide highly effective economic hedges but do not meet the specific criteria for hedge accounting and, therefore, are recorded at their fair values based on the forward market prices for the contracted month of delivery. Changes in the fair value of these contracts are recorded in Revenues. Effective April 2007, TransCanada adopted an accounting policy to record proprietary natural gas inventory held in storage at its fair value using the one-month forward price for natural gas. Changes in the fair value of inventory are recorded in Revenues. Changes in the fair value of proprietary natural gas inventory in storage and natural gas forward purchase and sales contracts are excluded in determining comparable earnings as they are not representative of amounts that will be realized on settlement.

Natural Gas Storage operating income was $135 million in 2008, a decrease of $11 million compared to 2007. The decrease was primarily due to lower average storage values realized by CrossAlta, partially offset by higher earnings from the sale of proprietary natural gas at Edson in 2008. There were no net unrealized gains or losses in 2008 from changes in the fair value of proprietary natural gas forward purchase and sales contracts compared to net unrealized gains of $10 million in 2007.

44        MANAGEMENT'S DISCUSSION AND ANALYSIS

Natural Gas Storage operating income was $146 million in 2007, an increase of $53 million compared to 2006. The increase was primarily due to income earned from the first full year of operations from the Edson facility.

ENERGY – OPPORTUNITIES AND DEVELOPMENTS

Ravenswood    In August 2008, TransCanada acquired the multiple-unit Ravenswood generating facility located in Queens, New York, which employs dual-fuel capable steam turbine, combined-cycle and combustion turbine technology. During 2008, Ravenswood operated under a tolling arrangement that existed at the date of acquisition and expired on December 31, 2008. Under the tolling arrangement, all energy generated from the facility was provided to Hess Corporation for a fixed operating fee. In January 2009, Ravenswood commenced earning revenues from the sale of energy generated from the facility into the New York market. TransCanada's marketing operation located in Westborough, Massachusetts manages the marketing of output from Ravenswood.

The integration into TransCanada's operations of the Ravenswood generating station, acquired in August 2008, is now complete. Shortly after closing the acquisition, TransCanada experienced a forced outage event affecting one of the larger multiple generating units. The unit is currently undergoing repair and it is expected that the event will be insured both for physical damage and business interruption. Other refurbishment work is being undertaken at the station while the repair work is being completed and as a result, unit availability is expected to improve in the future.

Bruce Power    Under a long-term agreement reached in 2005 between Bruce Power and the OPA, Bruce A has committed to refurbish and restart the currently idle Units 1 and 2, extend the operating life of Unit 3 with a full refurbishment and replace the steam generators on Unit 4. Bruce Power and the OPA amended the Bruce A refurbishment agreement in 2007 to allow for a full refurbishment of Unit 4, which will extend the expected operating life of the unit. Under the 2007 amendment, the OPA had the option to elect, prior to April 1, 2008, to proceed with a three-unit refurbishment and restart program instead of the revised four-unit program. The OPA chose to not exercise this option and instead elected to proceed with the four-unit refurbishment and restart program.

In fourth quarter 2008, Bruce Power completed a review of the operating life estimates for Units 3 and 4. Unit 3 is now expected to remain in commercial service until 2011, which provides the benefit of nearly two additional years of power generation before the unit commences an expected 36 month refurbishment. After the refurbishment, the operating life of Unit 3 is expected to be extended to 2038 from 2037. In addition, Unit 4 is now expected to remain in commercial service until 2016, providing nearly seven years of generation before the unit commences a similar refurbishment period, after which, the estimated operating life of Unit 4 is expected to be extended to 2042 from 2036.

The capital cost for the refurbishment and restart of Bruce A Units 1 and 2 is expected to be approximately $3.4 billion, based on a comprehensive review in January 2008 of the estimated costs to complete the project, which is an increase from the original cost estimate of $2.75 billion. TransCanada's share is expected to be approximately $1.7 billion, compared to an original estimate of $1.4 billion. The project cost increases are subject to the capital cost risk- and reward-sharing mechanism under TransCanada's agreement with the OPA. Bruce A Units 1 and 2 are expected to produce an additional 1,500 MW of power when completed in 2010.

As at December 31, 2008, Bruce A had incurred $2.6 billion in costs with respect to the refurbishment and restart of Units 1 and 2 and approximately $200 million for the refurbishment of Units 3 and 4.

Portlands Energy    Construction continued in 2008 on Portlands Energy. The facility was operational in single-cycle mode in the summer of 2008 and is expected to be fully commissioned in its combined-cycle mode in first quarter 2009. Portlands Energy will provide power under a 20-year Accelerated Clean Energy Supply contract with the OPA. The expected capital cost is $730 million, of which TransCanada's portion is 50 per cent.

Coolidge    In May 2008, the Phoenix, Arizona-based utility, Salt River Project, signed a 20-year power purchase contract to secure 100 per cent of the output from the simple-cycle natural gas-fired peaking power facility currently

MANAGEMENT'S DISCUSSION AND ANALYSIS        45

under development. In December 2008, the Arizona Corporation Commission granted a Certificate of Environmental Compatibility approving construction of the facility. Construction is expected to begin in the summer of 2009 and the facility is expected to be commissioned in 2011.

Halton Hills    Construction of Halton Hills continued in 2008. The project includes the construction and operation of a natural gas-fired power plant near the town of Halton Hills, Ontario. TransCanada expects to invest approximately $670 million in the project, which is anticipated to be in service in third quarter 2010. Power from the facility will be sold to the OPA under a 20-year Clean Energy Supply contract.

Cartier Wind    The Carleton wind farm commenced commercial operation in November 2008, providing up to 109 MW of power to the Hydro-Québec grid. Carleton is the third phase of the six-phase, multi-year Cartier Wind project, located in the Gaspé region of Québec. The first two phases, Baie-des-Sables and Anse-á-Valleau, went into service in November of 2006 and 2007, respectively, generating up to 110 MW and 101 MW of power, respectively. The remaining phases of Cartier Wind are expected to be constructed through 2012, subject to the necessary approvals. Capacity is expected to total 740 MW when all six phases are complete. TransCanada has a 62 per cent ownership interest in these wind farms.

Kibby Wind    In July 2008, the State of Maine's Land Use Regulation Commission approved the final development plan submitted by TransCanada to build, own and operate a wind farm, located in the Kibby and Skinner townships in Maine. Construction of the facilities at a cost of approximately US$320 million began in July 2008 and commissioning of the first phase is expected to begin in fourth quarter 2009.

Bécancour    TransCanada entered into an agreement with Hydro-Québec in November 2007 to temporarily suspend all electricity generation from the Bécancour power plant during 2008. In 2008, the agreement was extended through to December 2009. In 2009, TransCanada will continue to receive payments under the agreement similar to those that would have been received under the normal course of operation.

Power Transmission Line Projects    TransCanada is pursuing proposals to build, own and operate power transmission lines, including the Zephyr and Chinook transmission line projects. The projects are each proposed 500 kilovolt (kV) high voltage direct current (HVDC) transmission lines originating in Wyoming and Montana, respectively, and terminating in Nevada. If constructed, each project would cost approximately US$3 billion and be capable of delivering 3,000 MW of power. In December 2008, TransCanada filed applications for both projects requesting approval from the FERC to charge negotiated rates and to proceed with an open season in the spring of 2009, with 50 per cent of the capacity of each line already pre-subscribed for a period of 25 years. In February 2009, the FERC approved both applications. Pending successful completion of the open seasons, regulatory work could commence later in 2009, followed by construction commencing in 2012 and a potential in-service date of late 2014.

TransCanada is pursuing a proposal to build NorthernLights, a 500 kV HVDC electric transmission line running from central Alberta to a terminal in southern Alberta and interconnecting with the Pacific Northwest. NorthernLights is expected to cost approximately $2 billion and provide up to 3,000 MW of power.

Broadwater LNG    In March 2008, the FERC authorized the construction and operation of Broadwater, subject to conditions. In April 2008, the New York Department of State determined that construction and operation of the project would not be consistent with the State's coastal zone policies. As a result of this unfavourable decision, TransCanada wrote down $27 million after tax ($41 million pre-tax) of costs for Broadwater that had been capitalized to March 31, 2008. TransCanada has appealed the determination of the New York Department of State to the U.S. Department of Commerce and a decision is expected in early 2009.

46        MANAGEMENT'S DISCUSSION AND ANALYSIS

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

Uncontracted Volumes

Energy has uncontracted power sales volumes in Western Power and Eastern Power and through its investment in Bruce Power. In addition, with the acquisition of Ravenswood, at December 31, 2008, Eastern Power significantly increased its level of uncontracted sales volumes, which are subject to price volatility. Sale of uncontracted power volumes into the spot market is subject to market price volatility, which directly impacts earnings. Bruce B has a significant amount of uncontracted volumes subject to a floor price mechanism that are sold into the wholesale power spot market under contract price terms with the OPA, while 100 per cent of the Bruce A output is sold into the Ontario wholesale power spot market under fixed contract price terms with the OPA. The natural gas storage business is subject to fluctuating natural gas seasonal spreads generally determined by the differential in natural gas prices in the traditional summer injection and winter withdrawal seasons. As a result, the Company hedges capacity with a portfolio of contractual commitments containing varying terms.

Liquidity Risk

A decrease in the number and credit quality of counterparties with which to transact may increase the Company's exposure to spot prices by reducing its ability to lock in forward sale prices at acceptable contract terms.

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

Weather

Extreme temperature and weather events in North America and the Gulf of Mexico often create price volatility and demand for power and natural gas. These same events may also restrict the availability of power and natural gas. Seasonal changes in temperature can also affect the efficiency and output capability of natural gas-fired power plants. Variability in wind speeds may impact the earnings of the Cartier Wind assets.

Hydrology

TransCanada's power operations are subject to hydrology risk arising from the ownership of hydroelectric power generation facilities in the northeastern U.S. Weather changes, weather events, local river management and potential dam failures at these plants or upstream facilities pose potential risks to the Company.

Execution and Capital Cost

Energy's new construction programs in Ontario, Québec, Maine and Arizona, including its investment in Bruce Power, are subject to execution and capital cost risks. At Bruce Power, Bruce A's four unit refurbishment and restart project is also subject to a capital cost risk- and reward-sharing mechanism with the OPA.

MANAGEMENT'S DISCUSSION AND ANALYSIS        47

Asset Commissioning

Although all of TransCanada's newly constructed assets go through rigorous acceptance testing prior to being placed in service, there is a risk that these assets may have lower than expected availability or performance, especially in their first year of operations.

Regulation of Power Markets

TransCanada operates in both regulated and deregulated power markets. As electricity markets evolve across North America, there is the potential for regulatory bodies to implement new rules that could negatively affect TransCanada as a generator and marketer of electricity. These may be in the form of market rule changes, price caps, emission controls, unfair cost allocations to generators and attempts by others to take out-of-market actions to build excess generation that negatively affects the price for capacity or energy, or both. In addition, TransCanada's development projects rely on an orderly permitting process and any disruption to that process can have negative effects on project schedule and cost. TransCanada continues to monitor regulatory issues and regulatory reform and participate in and lead discussions around these topics.

Refer to the "Risk Management and Financial Instruments" section of this MD&A for information on additional risks and managing risks in the Energy business.

ENERGY – OUTLOOK

TransCanada assumes that its operations in 2009 will be materially consistent with those in 2008 and includes the positive impact of a full year of earnings from Ravenswood, incremental earnings from Portlands Energy, which is expected to be commissioned in first quarter 2009, and a decrease in planned outages at Bruce Power. These positive impacts are expected to be partially offset by a return to more normal hydrology levels at TC Hydro from the record levels experienced in 2008. In addition, the current economic climate is negatively affecting demand, liquidity and prices in commodity markets in which TransCanada operates.

Although TransCanada has sold forward significant output from its power plants and Alberta PPAs, as well as capacity from its natural gas storage facilities, operating income in 2009 can be affected by changes in the spot market price of power, market heat rates, hydrology, forward capacity payments, natural gas storage spreads and unplanned outages. Operating income from Energy's U.S. operations is affected by changes in the U.S./Canadian dollar exchange rates.

Other factors such as plant availability, regulatory changes, weather, currency movements, and overall stability of the energy industry can also affect 2009 operating income. Refer to the "Energy – Business Risks" section of this MD&A for a complete discussion of these factors.

Following the expiry of the Ravenswood tolling arrangement with Hess Corporation on December 31, 2008, TransCanada will manage the ongoing marketing of the Ravenswood plant output in the same manner as it does with other generation assets in the U.S. Northeast. Dependent on market liquidity and other factors, a significant portion of the electricity generated by the Ravenswood facility in 2009 and beyond may be sold at spot prices. As noted in the "Energy – Business Risk" section of this MD&A, spot prices for electricity are subject to change depending on underlying energy commodity prices, available supply, demand and other factors.

Capital Expenditures

Energy's total capital expenditures in 2008 were $4.3 billion, including the acquisition of Ravenswood for $3.1 billion. Energy's overall capital spending in 2009 is expected to be approximately $1.4 billion, including cash calls for the Bruce A refurbishment and restart project and continued construction at Coolidge, Cartier Wind, Kibby Wind and Halton Hills.

48        MANAGEMENT'S DISCUSSION AND ANALYSIS

CORPORATE

CORPORATE RESULTS
Year ended December 31 (millions of dollars)

	2008	2007	2006

Indirect financial charges and non-controlling interests	291	248	136
Interest income and other	(9)	(83)	(31)
Income taxes	(180)	(120)	(72)

Comparable Expenses(1)	102	45	33
Income tax reassessments and adjustments	(26)	(68)	(72)

Net Expenses/(Earnings), after income taxes	76	(23)	(39)

(1)
Refer to the" Non-GAAP Measures" section of this MD&A for further discussion of comparable earnings.

Corporate reflects net expenses not allocated to specific business segments, including:

•
Indirect Financial Charges and Non-Controlling Interests    Direct financial charges are reported in their respective business segments and are associated primarily with debt and preferred securities related to the Company's wholly owned natural gas pipelines. Indirect financial charges, including the related foreign exchange impacts, reside mainly in Corporate. These costs are influenced directly by the amount of debt the Company maintains, the degree to which the Company is affected by fluctuations in interest and foreign exchange rates and the amount of interest capitalized for projects under construction.

•
Interest Income and Other    Interest Income and Other includes interest earned on invested cash balances and income tax refunds. Also included are foreign exchange gains and losses related to translation of foreign-denominated working capital and derivatives used to manage the Company's exposure to U.S. dollar net income.

•
Income Taxes    Income tax recoveries includes income taxes calculated on Corporate's net expenses as well as income tax refunds, reassessments and adjustments that have not been excluded for comparable earnings purposes.

CORPORATE – FINANCIAL RESULTS

Net expenses in Corporate were $76 million in 2008 compared to net earnings of $23 million and $39 million in 2007 and 2006, respectively.

Corporate's net expenses in 2008 included favourable income tax reassessments and adjustments of $26 million compared to $68 million in 2007. Excluding these income tax adjustments, Corporate's comparable expenses increased $57 million in 2008 compared to 2007. The increase in comparable expenses was primarily due to net unrealized losses of $39 million after tax from changes in the fair value of derivatives, which are used to manage the Company's exposure to rising interest rates but do not qualify as hedges for accounting purposes. The fair value of these derivatives was negatively impacted as interest rates dropped to historic lows late in fourth quarter 2008. In addition, higher financial charges resulting from financing the Company's 2008 capital program, including the Ravenswood acquisition, and higher losses from the change in fair value of derivatives used to manage the Company's exposure to foreign exchange rate fluctuations were partially offset by increased capitalization of interest to finance a larger capital spending program. The losses from the foreign exchange derivatives were partially offset by the positive impact of a stronger U.S. dollar reported in the Pipelines and Energy businesses.

Corporate's net earnings in 2007 and 2006 included favourable income tax reassessments and adjustments of $68 million and $72 million, respectively. Excluding these income tax adjustments, Corporate's comparable expenses increased $12 million in 2007 compared to 2006. Net unrealized gains from the change in fair value of derivatives used

MANAGEMENT'S DISCUSSION AND ANALYSIS        49

to manage the Company's exposure to foreign exchange rate fluctuations and the impact of positive tax rate differentials were more than offset by higher financial charges resulting primarily from financing the ANR acquisition and additional ownership interest in Great Lakes.

CORPORATE – OUTLOOK

Corporate's net expenses in 2008 included certain favourable income tax reassessments and other impacts, including the $39 million net unrealized losses on interest rate derivatives, that are not expected to recur in 2009. Financing costs associated with debt issued in 2008 and 2009, and together with additional debt expected to be issued in 2009 to partially finance the Company's capital programs are expected to increase financial charges in Corporate in 2009. However, the increased charges are expected to be primarily offset by capitalized interest for projects under construction. Corporate's results could also be affected by debt levels, interest rates, foreign exchange rates and income tax refunds and adjustments. The performance of the Canadian dollar relative to the U.S. dollar will influence Corporate's results, although this impact is primarily mitigated by offsetting U.S.-dollar exposures in certain of TransCanada's other businesses and by the Company's hedging activities.

DISCONTINUED OPERATIONS

The $28 million income from discontinued operations in 2006 reflected bankruptcy settlements with Mirant related to TransCanada's Gas Marketing business, which was sold in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Global financial markets are in turmoil, however, TransCanada's financial position and ability to generate cash from its operations in the short and long term to provide liquidity and to maintain financial capacity and flexibility to provide for planned growth remains sound and consistent with recent years. TransCanada's liquidity position remains solid, underpinned by highly predictable cash flow from operations, significant cash balances on hand from recent securities issues, as well as committed revolving bank lines of US$1.0 billion, $2.0 billion and US$300 million, maturing in November 2010, December 2012 and February 2013, respectively. To date, no draws have been made on these facilities as TransCanada has continued to have largely uninterrupted access to the Canadian commercial paper market on competitive terms. An additional $50 million and US$320 million of capacity remains available on committed bank facilities at TransCanada-operated affiliates with maturity dates from 2010 through 2012. TransCanada further strengthened its liquidity and financial position through additional financing transactions in 2008 and early 2009, as discussed below. TransCanada's liquidity, market and other risks are discussed further in the "Risk Management and Financial Instruments" section of this MD&A.

SUMMARIZED CASH FLOW
Year ended December 31 (millions of dollars)

	2008	2007	2006

Funds generated from operations(1)	3,021	2,621	2,378
(Increase)/decrease in operating working capital	(181)	215	(303)

Net cash provided by operations	2,840	2,836	2,075

(1)
Refer to the "Non-GAAP Measures" section of this MD&A for further discussion of funds generated from operations.

50        MANAGEMENT'S DISCUSSION AND ANALYSIS

HIGHLIGHTS

Investing Activities

•
Capital expenditures and acquisitions, including assumed debt, totalled approximately $15.3 billion over the three-year period ending December 31, 2008.

Dividend

•
TransCanada's Board of Directors declared a $0.38 per common share dividend for the quarter ending March 31, 2009, an increase of six per cent over the previous dividend amount.

Funds Generated from Operations

Funds Generated from Operations were $3.0 billion in 2008 compared to $2.6 billion and $2.4 billion, in 2007 and 2006, respectively. The increase in 2008 compared to 2007 was primarily due to proceeds from higher operating earnings and the Calpine bankruptcy settlements. The Energy business was the primary source of the increase in 2008 compared to 2007, partially offset by a reduced contribution from Corporate. The Pipelines business and growth in Energy's operations were the main drivers for the increase in 2007 compared to 2006.

Investing Activities

Capital expenditures totalled $3,134 million in 2008 compared to $1,651 million in 2007 and $1,572 million in 2006. Expenditures in 2008 and 2007 related primarily to the refurbishment and restart at Bruce Power, development of new pipelines, including Keystone, construction of new power facilities, expansion of existing pipelines and maintenance and capacity projects in the Pipelines business. Expenditures in 2006 were related primarily to construction of new power plants and natural gas storage facilities in Canada and maintenance and capacity projects in the Pipelines business.

TransCanada acquired Ravenswood from National Grid plc on August 26, 2008 for US$2.9 billion, subject to certain post-closing adjustments.

In accordance with TransCanada's agreement to increase its ownership interest in Keystone up to 79.99 per cent from 50 per cent, TransCanada has funded $362 million of Keystone cash calls since September 30, 2008. This has resulted in an acquisition of an incremental 12 per cent ownership interest for $176 million, bringing TransCanada's ownership interest to 62 per cent at December 31, 2008. The Keystone agreement is discussed further in the "Pipelines" section of this MD&A.

In 2007, TransCanada acquired ANR and an additional 3.6 per cent interest in Great Lakes from El Paso Corporation for US$3.4 billion, including US$491 million of assumed long-term debt. PipeLines LP acquired the remaining 46.4 per cent of Great Lakes from El Paso Corporation for US$942 million, including US$209 million of assumed long-term debt. In 2007, PipeLines LP purchased Sierra Pacific Resources' remaining one per cent ownership interest in Tuscarora for approximately $2 million. In a separate transaction in 2007, PipeLines LP also purchased TransCanada's one per cent ownership interest in Tuscarora for approximately $2 million. As a result of these transactions, PipeLines LP owns 100 per cent of Tuscarora.

In 2006, PipeLines LP acquired an additional 49 per cent interest in Tuscarora for US$100 million and also assumed US$37 million of debt. PipeLines LP also acquired an additional 20 per cent general partnership interest in Northern Border for US$307 million, in addition to indirectly assuming US$122 million of debt. TransCanada sold its 17.5 per cent general partner interest in Northern Border Partners, L.P. for proceeds of $35 million, net of current tax.

MANAGEMENT'S DISCUSSION AND ANALYSIS        51

Financing Activities

In 2008, TransCanada issued Long-Term Debt of $2.2 billion and increased Notes Payable by $1.3 billion. Its proportionate share of Long-Term Debt issued by joint ventures was $173 million. Also in 2008, the Company reduced its Long-Term Debt by $840 million and its proportionate share of the Long-Term Debt of Joint Ventures by $120 million.

At December 31, 2008, total unsecured revolving and demand credit facilities of $4.2 billion were available to support the Company's commercial paper programs and for general corporate purposes. These credit facilities include the following:

  •
  a $2.0 billion committed, syndicated revolving credit facility, maturing December 2012.

  •
  a US$300 million committed, syndicated revolving facility, maturing February 2013. This facility is part of the US$1.0 billion TransCanada PipeLine USA Ltd. credit facility discussed below under the heading "2007 Long-Term Debt Financing Activities".

  •
  a US$1.0 billion committed, extendible, expandable, unsecured bank facility, established in fourth quarter 2008, bearing interest at a floating rate plus a margin, with an initial term of 364 days and a one-year term renewal at the option of the borrower. The facility will support a new commercial paper program dedicated to funding a portion of expenditures for Keystone and for general partnership purposes.

  •
  demand lines totaling $0.6 billion, which support the issuance of letters of credit and provide additional liquidity. The Company had used approximately $433 million of these total lines of credit for letters of credit at December 31, 2008.

Short-Term Debt Financing Activities

In June 2008, TransCanada executed an agreement with a syndicate of banks for a US$1.5 billion committed, unsecured, one-year bridge loan facility, at a floating interest rate based on London Interbank Offered Rate (LIBOR) plus 30 basis points. The facility is extendible at the option of the Company for an additional six-month term at LIBOR plus 35 basis points. In August 2008, the Company used US$255 million from this facility to fund a portion of the Ravenswood acquisition and cancelled the remainder of the commitment. At December 31, 2008, the US$255 million remained outstanding on the facility.

In February 2007, the Company established a US$2.2 billion, committed, unsecured, one-year bridge loan facility and utilized $1.5 billion and US$700 million to partially finance its acquisition of ANR and its increased ownership of Great Lakes. At December 31, 2008, this facility had been fully repaid and cancelled.

2009 and 2008 Long-Term Debt Financing Activities

On February 17, 2009, the Company completed the issuance of Medium-Term Notes of $300 million and $400 million maturing in February 2014 and February 2039, respectively, and bearing interest at 5.05 per cent and 8.05 per cent, respectively. The proceeds are expected to be used to fund the Alberta System and Canadian Mainline rate bases. These notes were issued under a $1.5 billion debt shelf prospectus filed in Canada in March 2007.

On January 9, 2009, the Company issued Senior Unsecured Notes of US$750 million and US$1.25 billion maturing in January 2019 and January 2039, respectively, and bearing interest at 7.125 per cent and 7.625 per cent, respectively. The proceeds from these notes are expected to be used to partially fund TransCanada's capital projects and retire mature debt obligations, and for general corporate purposes. These notes were issued under a US$3.0 billion debt shelf prospectus filed in January 2009. Following these issues, the Company has unutilized capacity of US$1.0 billion remaining under its January 2009 U.S. debt shelf prospectus.

In August 2008, TransCanada issued $500 million of Medium-Term Notes maturing in August 2013 and bearing interest at 5.05 per cent. The proceeds from these notes were used to partially fund the Alberta System's capital program and for general corporate purposes. These notes were issued under the debt shelf prospectus filed in Canada in March 2007.

52        MANAGEMENT'S DISCUSSION AND ANALYSIS

In August 2008, TransCanada issued US$850 million and US$650 million of Senior Unsecured Notes maturing in August 2018 and August 2038, respectively, and bearing interest at 6.50 per cent and 7.25 per cent, respectively. The proceeds from these notes were used to partially fund the Ravenswood acquisition and for general corporate purposes. These notes were issued under the September 2007 debt shelf prospectus filed in the U.S. Following these issuances, the Company had fully utilized the capacity of its September 2007 U.S. debt shelf prospectus.

In June 2008, the Company retired $256 million of 5.84 per cent Medium-Term Notes and a $100 million 11.85 per cent debenture. In January 2008, the Company retired $105 million of 6.0 per cent Medium-Term Notes.

2007 Long-Term Debt Financing Activities

In 2007, TransCanada issued Long-Term Debt of $2.6 billion and Junior Subordinated Notes of US$1.0 billion, and its proportionate share of Long-Term Debt issued by joint ventures was $142 million. The Company also reduced its Long-Term Debt by $1.1 billion, its Notes Payable by $46 million and its proportionate share of the Long-Term Debt of Joint Ventures by $157 million.

In October 2007, TransCanada issued US$1.0 billion of Senior Unsecured Notes under a US$2.5 billion debt shelf prospectus filed in the U.S. in September 2007. These notes mature on October 15, 2037 and bear interest at a rate of 6.20 per cent.

In July 2007, TransCanada exercised its rights to redeem the US$460 million 8.25 per cent Preferred Securities due 2047. The Preferred Securities were redeemed for cash, at par, as part of a settlement on the Canadian Mainline. The foreign exchange gain realized on redemption of the securities will flow through to Canadian Mainline shippers over the five-year period of the settlement.

In April 2007, the Company issued US$1.0 billion of Junior Subordinated Notes, maturing in 2067 and bearing interest of 6.35 per cent per year until May 15, 2017, when interest will convert to a floating interest rate of three-month LIBOR plus 221 basis points. The Junior Subordinated Notes are subordinated to all existing and future senior indebtedness, are effectively subordinated to all indebtedness and obligations of the Company and are callable at the Company's option at any time on or after May 15, 2017 at the principal amount plus accrued and unpaid interest.

In April 2007, Northern Border increased its five-year bank facility to US$250 million from US$175 million. A portion of the bank facility was drawn to refinance US$150 million of Senior Notes that matured on May 1, 2007, with the balance available to fund Northern Border's ongoing operations.

In March 2007, ANR Pipeline voluntarily withdrew the New York Stock Exchange listing of its 9.625 per cent debentures due 2021, 7.375 per cent debentures due 2024, and 7.0 per cent debentures due 2025. With the delisting, ANR Pipeline deregistered these securities with the SEC.

In February 2007, the Company established a US$1.0 billion committed, unsecured credit facility, consisting of a US$700 million five-year term loan and a US$300 million five-year, extendible revolving facility. The Company utilized US$1.0 billion from this facility and an additional US$100 million from an existing demand line to partially finance the ANR acquisition and increased ownership in Great Lakes, as well as its additional investment in PipeLines LP. The revolving portion of the committed facility and the draw on the demand line were subsequently repaid. In 2008, the maturity date of the revolving portion of the facility was extended to February 2013.

In February 2007, PipeLines LP increased the size of its syndicated revolving credit and term loan facility in connection with its Great Lakes acquisition. The amount available under the facility increased to US$950 million from US$410 million and consisted of a US$700 million senior term loan and a US$250 million senior revolving credit facility, with US$194 million of the available senior term loan amount being terminated upon closing of the Great Lakes acquisition.

In October 2007, the Company retired $150 million of 6.15 per cent Medium-Term Notes. In February 2007, the Company retired $275 million of 6.05 per cent Medium-Term Notes.

MANAGEMENT'S DISCUSSION AND ANALYSIS        53

2006 Long-Term Debt Financing Activities

In 2006, the Company issued Long-Term Debt of $2.1 billion and reduced its Long-Term Debt by $729 million, its Notes Payable by $495 million and its proportionate share of the Long-Term Debt of Joint Ventures by a net amount of $14 million. In January 2006, the Company issued $300 million of 4.3 per cent five-year Medium-Term Notes due 2011. In March 2006, the Company issued US$500 million of 5.85 per cent Senior Unsecured Notes due 2036. In October 2006, TransCanada issued $400 million of 4.65 per cent Medium-Term Notes due 2016.

In April 2006, PipeLines LP borrowed US$307 million under its unsecured credit facility to finance the cash portion of its acquisition of an additional 20 per cent interest in Northern Border. In December 2006, the credit facility was repaid in full and replaced with a US$410 million syndicated revolving credit and term loan agreement, a portion of which was utilized to finance the acquisition of additional interests in Tuscarora. In February 2007, PipeLines LP increased the size of this facility, as discussed above.

2008 Equity Financing Activities

In July 2008, the Company filed a short form base shelf prospectus in Canada and the U.S. qualifying for issuance $3.0 billion of common shares, preferred shares and/or subscription receipts in Canada and the U.S. until August 2010. This shelf replaced the base shelf prospectus filed in January 2007.

In fourth quarter 2008, the Company completed a public offering of common shares at a purchase price of $33.00 per share. The entire issue of 35.1 million common shares, including the full exercise of a 15 per cent over-allotment option by the underwriters, resulted in gross proceeds of $1.2 billion. The proceeds of the offering were used by TransCanada to partially fund its capital projects, including Keystone, for general corporate purposes and to repay short-term indebtedness. These common shares were issued under the base shelf prospectus filed in July 2008.

In May 2008, the Company completed a public offering of common shares at a purchase price of $36.50 per share. The entire issue of 34.7 million common shares, including the full exercise of a 15 per cent over-allotment option by the underwriters, resulted in gross proceeds of $1.3 billion. These proceeds were used to partially fund the Ravenswood acquisition and the Company's capital projects, and for general corporate purposes. These common shares were issued under the base shelf prospectus filed in January 2007.

Commencing in 2007, TransCanada's Board of Directors authorized the issuance of common shares from treasury at a discount to participants in the Company's DRP. Under this plan, eligible shareholders may reinvest their dividends and make optional cash payments to obtain additional TransCanada common shares. The DRP shares are provided to the participants at a discount to the average market price in the five days before dividend payment. The discount was set at two per cent commencing with the dividend payable in April 2007 and was increased to three per cent for the dividend payable in January 2009. Prior to the April 2007 dividend, TransCanada purchased shares on the open market and provided them to DRP participants at cost. The Company reserves the right to alter the discount or return to purchasing shares on the open market at any time. Dividends of $218 million were paid in 2008 through the issuance of six million common shares from treasury in accordance with the DRP.

2007 Equity Financing Activities

In first quarter 2007, the Company issued 45.4 million common shares at a purchase price of $38.00 per share under a base shelf prospectus filed in Canada and the U.S. in January 2007, resulting in gross proceeds of $1.7 billion. The proceeds were used towards financing the acquisition of ANR and Great Lakes.

In February 2007, PipeLines LP completed a private placement offering of 17.4 million common units at a purchase price of US$34.57 per unit. TransCanada acquired 50 per cent of the units for US$300 million and invested an additional US$12 million to maintain its general partnership ownership interest in PipeLines LP. The total private placement plus TransCanada's additional investment resulted in gross proceeds to PipeLines LP of US$612 million, which were used to partially finance its Great Lakes acquisition.

54        MANAGEMENT'S DISCUSSION AND ANALYSIS

Dividends

Cash dividends on common shares amounting to $577 million were paid in 2008 compared to $546 million in 2007 and $617 million in 2006. The increase in dividends in 2008 compared to 2007 was primarily due to a greater number of shares outstanding and an increase in the dividend per share amount in 2008, partially offset by the issuance of $218 million of common shares under the DRP, in lieu of cash dividends. The reduction in 2007 compared to 2006 was primarily due to the Company's issuance of $157 million of common shares from treasury under the DRP, which more than offset the impact of the higher dividend per share amount.

In January 2009, TransCanada's Board of Directors approved an increase in the quarterly common share dividend payment to $0.38 per share from $0.36 per share for the quarter ending March 31, 2009. This was the ninth consecutive year in which the dividend was increased beginning with the dividend of $0.20 per share declared in fourth quarter 2000 and represents a 90 per cent increase in the dividend over this period.

Issuer Ratings

TransCanada's issuer rating assigned by Moody's Investors Service (Moody's) is Baa1 with a stable outlook. TransCanada PipeLines Limited's (TCPL) senior unsecured debt is rated A with a stable outlook by DBRS, A3 with a stable outlook by Moody's, and A- with a stable outlook by Standard and Poor's.

CONTRACTUAL OBLIGATIONS

Obligations and Commitments

At December 31, 2008, the Company had $16.2 billion of total Long-Term Debt and $1.2 billion of Junior Subordinated Notes, compared to $12.9 billion of total Long-Term Debt and $1.0 billion of Junior Subordinated Notes at December 31, 2007. TransCanada's share of the total debt of joint ventures, including capital lease obligations, was $1.1 billion at December 31, 2008, compared to $903 million at December 31, 2007. Total Notes Payable, including TransCanada's proportionate share of the notes payable of joint ventures, were $1.7 billion at December 31, 2008, compared to $421 million at December 31, 2007. TransCanada has provided certain pro-rata guarantees related to the capital lease obligations of Bruce Power and to the performance obligations of Bruce Power and certain other partially owned entities.

CONTRACTUAL OBLIGATIONS
Year ended December 31 (millions of dollars)

		Payments Due by Period

	Total	Less than one year	1 - 3 years	3 - 5 years	More than 5 years

Long-term debt(1)	18,208	980	1,787	2,684	12,757
Capital lease obligations	235	13	25	38	159
Operating leases(2)	403	28	56	66	253
Purchase obligations	12,246	3,926	2,595	1,761	3,964
Other long-term liabilities reflected on the balance sheet	610	12	29	34	535

Total contractual obligations	31,702	4,959	4,492	4,583	17,668

(1)
Includes Junior Subordinated Notes.

(2)
Represents future annual payments, net of sub-lease receipts, for various premises, services and equipment. The operating lease agreements for premises, services and equipment expire at various dates through 2035, with an option to renew certain lease agreements for one to ten years.

MANAGEMENT'S DISCUSSION AND ANALYSIS        55

TransCanada's commitments under the Alberta PPAs are considered to be operating leases and a portion of these PPAs have been subleased to third parties under similar terms and conditions. Future payments under these PPAs have been excluded from the above table, as these payments are dependent upon plant availability, among other factors. The amount of power purchased under the PPAs in 2008 was $471 million (2007 – $440 million; 2006 – $499 million).

At December 31, 2008, scheduled principal repayments and interest payments related to long-term debt and the Company's proportionate share of the long-term debt of joint ventures were as follows:

PRINCIPAL REPAYMENTS
Year ended December 31 (millions of dollars)

		Payments Due by Period

	Total	Less than one year	1 - 3 years	3 - 5 years	More than 5 years

Long-term debt(1)	16,154	786	1,545	2,550	11,273
Junior subordinated notes	1,213	–	–	–	1,213
Long-term debt of joint ventures	841	194	242	134	271

Total principal repayments	18,208	980	1,787	2,684	12,757

(1)
Includes Junior Subordinated Notes.

INTEREST PAYMENTS
Year ended December 31 (millions of dollars)

		Payments Due by Period

	Total	Less than one year	1 - 3 years	3 - 5 years	More than 5 years

Interest payments on long-term debt	14,508	1,072	1,995	1,794	9,647
Interest payments on junior subordinated notes	662	78	156	156	272
Interest payments on long-term debt of joint ventures	328	61	76	56	135

Total interest payments	15,498	1,211	2,227	2,006	10,054

56        MANAGEMENT'S DISCUSSION AND ANALYSIS

At December 31, 2008, the Company's approximate future purchase obligations were as follows:

PURCHASE OBLIGATIONS(1)
Year ended December 31 (millions of dollars)

		Payments Due by Period

	Total	Less than one year	1 - 3 years	3 - 5 years	More than 5 years

Pipelines
Transportation by others(2)	931	260	396	199	76
Capital expenditures(3)(4)	2,317	2,092	155	70	–
Other	6	3	2	1	–
Energy
Commodity purchases(5)	6,711	945	1,394	1,284	3,088
Capital expenditures(3)(6)	1,049	509	456	61	23
Other(7)	1,133	88	151	124	770
Corporate
Information technology and other	99	29	41	22	7

Total purchase obligations	12,246	3,926	2,595	1,761	3,964

(1)
The amounts in this table exclude funding contributions to pension plans and funding to the APG.

(2)
Rates are based on known 2009 levels. Beyond 2009, demand rates are subject to change. The contract obligations in the table are based on known or contracted demand volumes only and exclude commodity charges incurred when volumes flow.

(3)
Amounts are estimates and are subject to variability based on timing of construction and project enhancements. The Company expects to fund capital projects with cash from operations and, if necessary, new debt and equity.

(4)
Primarily consists of capital expenditures related to TransCanada's share of the construction costs of Keystone, North Central Corridor and other pipeline projects.

(5)
Commodity purchases include fixed and variable components. The variable components are estimates and are subject to variability in plant production, market prices and regulatory tariffs.

(6)
Primarily consists of capital expenditures related to TransCanada's share of the construction costs of Coolidge, Bruce Power, the remaining Cartier Wind projects, Halton Hills and Portlands Energy.

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

In 2009, TransCanada expects to make funding contributions to the Company's pension and other post-retirement benefit plans in the amount of approximately $140 million and $27 million, respectively. This represents an increase from total funding contributions of $90 million in 2008 and is attributable primarily to significantly reduced investment performance and plan experience being different than expectations. TransCanada's proportionate share of funding contributions expected to be made by joint ventures to their respective pension and other post-retirement benefit plans in 2009 is approximately $37 million and $4 million, respectively, compared to actual total contributions of $42 million in 2008.

The next actuarial valuation for the Company's pension and other post-retirement benefit plans is expected to be carried out as at January 1, 2010. Primarily as a result of the significantly lower performance of the pension plan assets in 2008, it is expected that funding requirements for these plans could continue at the anticipated 2009 level for the next

MANAGEMENT'S DISCUSSION AND ANALYSIS        57

several years to amortize solvency deficiencies in addition to normal costs. The Company's net benefit cost is expected to remain at 2008 levels. However, the net benefit cost and the amount of funding contributions received will be dependent on various factors, including future investment returns achieved on plan assets, the level of interest rates, changes to plan design and actuarial assumptions, actual plan experience versus projections and amendments to pension plan regulations and legislation. Increases in the level of required plan funding are not expected to have a material impact on the Company's liquidity.

Bruce Power

Bruce A has signed commitments to third-party suppliers related to refurbishing and restarting Units 1 and 2 and refurbishing Units 3 and 4 to extend their operating life. TransCanada's share of these signed commitments, which extend over the three-year period ending December 31, 2011, are as follows:

Year ended December 31(millions of dollars)

2009	204
2010	49
2011	2

255

Aboriginal Pipeline Group

Under its agreement with the APG, TransCanada agreed to finance the APG's one-third share of the MGP project's predevelopment costs. These costs are currently forecast to be between $150 million and $200 million, on a cumulative basis, depending on the pace of project development. As at December 31, 2008, the Company had advanced $140 million of this total. This agreement is discussed further in the "Pipelines – Opportunities and Developments" section of this MD&A.

Contingencies

In April 2008, the Ontario Court of Appeal dismissed an appeal filed by the Canadian Alliance of Pipeline Landowners' Associations (CAPLA). CAPLA filed the appeal as a result of a decision by the Ontario Superior Court in November 2006 to dismiss CAPLA's class action lawsuit against TransCanada and Enbridge Inc. for damages alleged to have arisen from the creation of a control zone within 30 metres of a pipeline pursuant to Section 112 of the National Energy Board Act. The Ontario Court of Appeal's decision is final and binding as CAPLA did not seek any further appeal within the time frame allowed.

TransCanada is subject to laws and regulations governing environmental quality and pollution control. At December 31, 2008, the Company had recorded liabilities of approximately $86 million representing the Company's estimate of the amount it expects to expend to remediate certain sites. However, additional liabilities may be incurred as more assessments occur and remediation efforts continue.

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

Guarantees

TransCanada, Cameco Corporation and BPC have severally guaranteed one-third of certain contingent financial obligations of Bruce B related to power sales agreements, operator licenses, a lease agreement and contractor services. The guarantees have terms ranging from one year ending in 2010 to perpetuity. In addition, TransCanada and BPC have severally guaranteed one-half of certain contingent financial obligations related to an agreement with the OPA to refurbish and restart Bruce A power generation units. The guarantees were provided as part of the reorganization of Bruce Power in 2005 and have terms ending in 2019. TransCanada's share of the potential exposure under these Bruce A and Bruce B guarantees was estimated at December 31, 2008 to range from $711 million to a maximum of $750 million. The fair value of these guarantees is estimated to be $17 million.

58        MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company and its partners in certain jointly owned entities have severally as well as jointly and severally guaranteed the financial performance of these entities related primarily to construction projects, redelivery of natural gas, PPA payments and the payment of liabilities. TransCanada's share of the potential exposure under these guarantees was estimated at December 31, 2008 to range from $688 million to a maximum of $1.4 billion. For certain of these entities, any payments made by TransCanada under these guarantees in excess of its ownership interest are to be reimbursed by its partners. Deferred Amounts includes $9 million for the fair value of these joint and several guarantees.

TransCanada has guaranteed a subsidiary's equity undertaking to support the payment, under certain conditions, of principal and interest on US$43 million of the public debt obligations of TransGas. The Company has a 46.5 per cent interest in TransGas. Under the terms of a shareholder agreement, TransCanada and another major multinational company may be required to severally fund more than their proportionate share of debt obligations of TransGas in the event that the minority shareholders fail to contribute. Any payments made by TransCanada under this agreement would convert into share capital of TransGas. The Company's potential exposure is contingent on the impact any change of law would have on the ability of TransGas to service the debt. There has been no change in applicable law since the issuance of debt in 1995 and, thus, no exposure for TransCanada. The debt matures in 2010. The Company has made no provision related to this guarantee.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
FINANCIAL RISKS AND FINANCIAL INSTRUMENTS

Risk Management Overview

TransCanada has exposure to market risk, counterparty credit risk, and liquidity risk. TransCanada engages in risk management activities with the primary objective being to protect earnings, cash flow and, ultimately, shareholder value.

Risk management strategies, policies and limits are designed to ensure TransCanada's risks and related exposures are in line with the Company's business objectives and risk tolerance. Risks are managed within limits ultimately established by the Company's Board of Directors, implemented by senior management and monitored by risk management and internal audit personnel. The Board of Directors' Audit Committee oversees how management monitors compliance with risk management policies and procedures, and oversees management's review of the adequacy of the risk management framework. Internal audit personnel assist the Audit Committee in its oversight role by performing regular and ad-hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee. The Board of Directors also has a Governance Committee that assists in overseeing the risk management activities of TransCanada. The Governance Committee monitors, reviews with management and makes recommendations related to TransCanada's risk management programs and policies on an ongoing basis.

Market Risk

The Company constructs and invests in large infrastructure projects, purchases and sells commodities, issues short-term and long-term debt, including amounts in foreign currencies, and invests in foreign operations. These activities expose the Company to market risk from changes in commodity prices, foreign exchange rates and interest rates, which affect the Company's earnings and the value of the financial instruments it holds.

The Company uses derivatives as part of its overall risk management policy to manage exposure to market risk that results from these activities. Derivative contracts used to manage market risk generally consist of the following:

•
Forwards and futures contracts – contractual agreements to purchase or sell a specific financial instrument or commodity at a specified price and date in the future. TransCanada enters into foreign exchange and commodity forwards and futures to mitigate the impact of volatility in foreign exchange rates and commodity prices.

MANAGEMENT'S DISCUSSION AND ANALYSIS        59

•
Swaps – contractual agreements between two parties to exchange streams of payments over time according to specified terms. The Company enters into interest rate, cross-currency and commodity swaps to mitigate the impact of changes in interest rates, foreign exchange rates and commodity prices.

•
Options – contractual agreements to convey the right, but not the obligation, of the purchaser to buy or sell a specific amount of a financial instrument or commodity at a fixed price, either at a fixed date or at any time within a specified period. The Company enters into option agreements to mitigate the impact of changes in interest rates, foreign exchange rates and commodity prices.

Commodity Price Risk

The Company is exposed to commodity price movements as part of its normal business operations, particularly in relation to the prices of electricity, natural gas and oil products. A number of strategies are used to mitigate these exposures, including the following:

•
Subject to the Company's overall risk management policies, the Company commits a significant portion of its expected power supply to fixed-price medium-term or long-term sales contracts, while reserving an amount of unsold supply to mitigate price risk in its asset portfolio.

•
The Company purchases a portion of the natural gas and oil products required for its power plants or enters into contracts that base the sales price of electricity on the cost of natural gas, effectively locking in a margin. A significant portion of the electricity needed to fulfill the Company's power sales commitments is purchased with contracts or fulfilled through power generation, thereby reducing the Company's exposure to fluctuating commodity prices.

•
The Company enters into offsetting or back-to-back positions and derivative financial instruments to manage price risk exposure in power and natural gas commodities created by certain fixed and variable pricing arrangements for different pricing indices and delivery points.

TransCanada manages its exposure to seasonal natural gas price spreads in its natural gas storage business by economically hedging storage capacity with a portfolio of third-party storage capacity contracts and proprietary natural gas purchases and sales. TransCanada simultaneously enters into a forward purchase of natural gas for injection into storage and an offsetting forward sale of natural gas for withdrawal at a later period, thereby locking in future positive margins and effectively eliminating exposure to price movements of natural gas. Fair value adjustments recorded each period on proprietary natural gas storage inventory and these forward contracts may not be representative of the amounts that will be realized on settlement.

Natural Gas Inventory Price Risk

At December 31, 2008, $76 million (2007 – $190 million) of proprietary natural gas inventory was included in Inventories. TransCanada measures its proprietary natural gas inventory held in storage at the one-month forward price for natural gas less selling costs. The Company did not have any proprietary natural gas inventory held in storage prior to April 2007. In 2008, the net change in fair value of proprietary natural gas held in inventory was a net unrealized loss of $7 million (2007 – nil), which was recorded as a decrease to Revenue and Inventory. In 2008, the net change in fair value of natural gas forward purchases and sales contracts was a net unrealized gain of $7 million (2007 – $10 million) which was included in Revenues.

Foreign Exchange and Interest Rate Risk

Foreign exchange and interest rate risk is created by fluctuations in the fair value or cash flow of financial instruments due to changes in foreign exchange rates and/or market interest rates.

A portion of TransCanada's earnings from its Pipelines and Energy operations is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar can affect TransCanada's earnings. This foreign exchange impact is offset by certain related debt and financing costs being denominated in U.S. dollars and by the Company's hedging activities. Due to its increased U.S. operations, TransCanada has a greater exposure to U.S. currency fluctuations than in prior years.

60        MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company uses foreign currency and interest rate derivatives to manage the foreign exchange and interest rate risks related to its debt and other U.S. dollar-denominated transactions, and to manage the interest rate exposure of the Canadian Mainline, Alberta System and Foothills operations. Certain of the realized gains and losses on these derivatives are shared with shippers on predetermined terms. These gains and losses are deferred as regulatory assets and liabilities until they are recovered from or paid to the shippers in accordance with the terms of the shipping agreements.

TransCanada has floating interest rate debt, which subjects it to interest rate cash flow risk. The Company uses a combination of forwards, interest rate swaps and options to manage its exposure to this risk.

Net Investment in Self-Sustaining Foreign Operations

The Company hedges its net investment in self-sustaining foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, forward foreign exchange contracts, cross-currency interest rate swaps and foreign exchange options. At December 31, 2008, the Company had designated as a net investment hedge U.S. dollar-denominated debt with a carrying value of $7.2 billion (US$5.9 billion) (2007 – $4.7 billion (US$4.7 billion)) and a fair value of $5.9 billion (US$4.8 billion) (2007 – $4.8 billion (US$4.8 billion)). In January 2009, the Company issued an additional US$2.0 billion of long-term debt and designated it as a hedge of the net U.S. dollar investment in foreign operations. At December 31, 2008, $254 million was included in Deferred Amounts for the fair value of the forwards, swaps and options used to hedge the Company's net U.S. dollar investment in foreign operations.

The fair values and notional or principal amount for the derivatives designated as a net investment hedge were as follows:

	2008		2007
Asset/(Liability) December 31 (millions of dollars)	Fair Value	Notional or Principal Amount	Fair Value	Notional or Principal Amount

U.S. dollar cross-currency swaps
(maturing 2009 to 2014)	(218)	U.S. 1,650	77	U.S. 350
U.S. dollar forward foreign exchange contracts
(maturing 2009)	(42)	U.S. 2,152	(4)	U.S. 150
U.S. dollar options
(maturing 2009)	6	U.S. 300	3	U.S. 600

	(254)	U.S. 4,102	76	U.S. 1,100

Counterparty Credit Risk

Counterparty credit risk represents the financial loss the Company would experience if a counterparty to a financial instrument failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company.

Counterparty credit risk is managed through established credit management techniques, including conducting financial and other assessments to establish and monitor a counterparty's creditworthiness, setting exposure limits, monitoring exposures against these limits, using master netting arrangements and obtaining financial assurances where warranted. In general, financial assurances include guarantees, letters of credit and cash. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis. The Company believes these measures minimize its counterparty credit risk but there is no certainty that these processes will protect it against all losses.

TransCanada has significant credit and performance exposures to financial institutions as they provide committed credit lines and cash deposit facilities, critical liquidity in the foreign exchange derivative, interest rate derivative and energy wholesale markets, and letters of credit to mitigate TransCanada's exposure to non-credit worthy counterparties.

MANAGEMENT'S DISCUSSION AND ANALYSIS        61

During the deterioration of global financial markets in 2008, TransCanada continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in TransCanada reducing or mitigating its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. As part of its ongoing operations, TransCanada must balance its market risk and counterparty credit risk when making business decisions.

Certain subsidiaries of Calpine filed for bankruptcy protection in both Canada and the U.S. in 2005. Gas Transmission Northwest Corporation (GTNC) and Portland Natural Gas Transmission System (PNGTS) reached agreements with Calpine for allowed unsecured claims in the Calpine bankruptcy. In February 2008, GTNC and PNGTS received initial distributions of 9.4 million common shares and 6.1 million common shares of Calpine, respectively, which represented approximately 85 per cent of their agreed-upon claims. In 2008, these shares were subsequently sold into the open market and resulted in total pre-tax gains of $279 million. Claims by NOVA Gas Transmission Limited and Foothills Pipe Lines (South B.C.) Ltd. for $32 million and $44 million, respectively, were received in cash in January 2008 and will be passed on to shippers on these systems. At December 31, 2008, $22 million remained in regulatory liabilities for these claims.

Liquidity Risk

Liquidity risk is the risk that TransCanada will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure that, under both normal and stressed conditions, it always has sufficient cash and credit facilities to meet its obligations when due without incurring unacceptable losses or damage to the Company's reputation.

Management forecasts cash flows for a period of 12 months to identify financing requirements. These requirements are then managed through a combination of committed and demand credit facilities and access to capital markets. The Company's liquidity and cash flow management is also discussed in the "Liquidity and Capital Resources" and "Contractual Obligations" sections of this MD&A.

Fair Values

The fair value of financial instruments included in Cash and Cash Equivalents, Accounts Receivable, Other Assets, Notes Payable, Accounts Payable, Accrued Interest and Deferred Amounts approximates their carrying amounts due to the nature of the item and/or the short time to maturity. The fair value of foreign exchange and interest rate derivatives has been calculated using year-end market rates. The fair value of power, natural gas and oil products derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes are used. Credit risk has been taken into consideration when calculating fair values.

Valuation techniques that refer to observable market data or estimated market prices may also be used to calculate fair value. These include comparisons with similar instruments that have observable market prices, option pricing models and other valuation techniques commonly used by market participants. Fair values determined using valuation models require the use of assumptions about the amount and timing of estimated future cash flows and discount rates. In making these assumptions, the Company looks primarily to readily observable external market input factors such as interest rate yield curves, currency rates and price and rate volatilities, as applicable.

The fair value of the Company's Long-Term Debt was estimated based on quoted market prices for the same or similar debt instruments and, when such information was not available, was estimated by discounting future payments of interest and principal at estimated interest rates that were made available to the Company.

62        MANAGEMENT'S DISCUSSION AND ANALYSIS

Non-Derivative Financial Instruments Summary

The carrying and fair values of non-derivative financial instruments were as follows:

	2008		2007

December 31 (millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets(1)
Cash and cash equivalents	1,308	1,308	504	504
Accounts receivable and other assets(2)(3)	1,404	1,404	1,231	1,231
Available-for-sale assets(2)	27	27	17	17

	2,739	2,739	1,752	1,752

Financial Liabilities(1)(3)
Notes payable	1,702	1,702	421	421
Accounts payable and deferred amounts(4)	1,372	1,372	1,193	1,193
Accrued interest	359	359	261	261
Long-term debt and junior subordinated notes	17,367	16,152	13,908	15,334
Long-term debt of joint ventures	1,076	1,052	903	937
Other long-term liabilities of joint ventures(4)	–	–	60	60

	21,876	20,637	16,746	18,206

(1)
Consolidated Net Income in 2008 and 2007 included unrealized gains or losses of nil for the fair value adjustments to each of these financial instruments.

(2)
At December 31, 2008, the Consolidated Balance Sheet included financial assets of $1,257 million (2007 – $1,018 million) in Accounts Receivable and $174 million (2007 – $230 million) in Other Assets.

(3)
Recorded at amortized cost, except for certain Long-Term Debt which is adjusted to fair value.

(4)
At December 31, 2008, the Consolidated Balance Sheet included financial liabilities of $1,350 million (2007 – $1,175 million) in Accounts Payable and $22 million (2007 – $78 million) in Deferred Amounts.

MANAGEMENT'S DISCUSSION AND ANALYSIS        63

Derivative Financial Instruments Summary

Information for the Company's derivative financial instruments is as follows:

	2008

December 31 (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Oil Products	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading
Fair Values(1)
Assets	$132	$144	$10	$41	$57
Liabilities	$(82)	$(150)	$(10)	$(55)	$(117)
Notional Values
Volumes(2)
Purchases	4,035	172	410	–	–
Sales	5,491	162	252	–	–
Canadian dollars	–	–	–	–	1,016
U.S. dollars	–	–	–	U.S. 479	U.S. 1,575
Japanese yen (in billions)	–	–	–	JPY 4.3	–
Cross-currency	–	–	–	227/U.S. 157	–
Net unrealized gains/(losses) in the year(3)	$24	$(23)	$1	$(9)	$(61)
Net realized gains/(losses) in the year(3)	$23	$(2)	$1	$6	$13
Maturity dates	2009-2014	2009-2011	2009	2009-2012	2009-2018
Derivative Financial Instruments in Hedging Relationships(4)(5)
Fair Values(1)
Assets	$115	$–	$–	$2	$8
Liabilities	$(160)	$(18)	$–	$(24)	$(122)
Notional Values
Volumes(2)
Purchases	8,926	9	–	–	–
Sales	13,113	–	–	–	–
Canadian dollars	–	–	–	–	50
U.S. dollars	–	–	–	U.S. 15	U.S. 1,475
Cross-currency	–	–	–	136/U.S. 100	–
Net realized (losses)/gains in the year(3)	$(56)	$15	$–	$–	$(10)
Maturity dates	2009-2014	2009-2011	–	2009-2013	2009-2019

(1)
Fair value is equal to the carrying value of these derivatives.

(2)
Volumes for power, natural gas and oil products derivatives are in gigawatt hours, billion cubic feet and thousands of barrels, respectively.

(3)
All power, natural gas and oil products realized and unrealized gains and losses are included in Revenues. All interest rate and foreign exchange realized and unrealized gains and losses are included in Financial Charges and Interest Income and Other, respectively. Realized gains and losses are included in Net Income upon settlement of the financial instrument.

(4)
All hedging relationships are designated as cash flow hedges except for interest-rate derivative financial instruments designated as fair value hedges with a fair value of $8 million. In 2008, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(5)
In 2008, Net Income included losses of $6 million for the changes in fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. In 2008, there were no gains or losses included in Net Income for discontinued cash flow hedges.

64        MANAGEMENT'S DISCUSSION AND ANALYSIS

The anticipated timing of settlement of the derivative contracts assumes no changes in commodity prices, interest rates and foreign exchange rates from December 31, 2008. Actual settlements will vary based on changes in these factors. The anticipated timing of settlement of these contracts is as follows:

(millions of dollars)	Total	2009	2010 and 2011	2012 and 2013	2014 and Thereafter

Derivative financial instruments held for trading	(30)	38	(46)	(14)	(8)
Derivative financial instruments in hedging relationships	(199)	(68)	(65)	(43)	(23)

	(229)	(30)	(111)	(57)	(31)

Derivative Financial Instruments Summary

Information for the Company's derivative financial instruments is as follows:

	2007

December 31 (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading
Fair Values(1)
Assets	$55	$43	$11	$23
Liabilities	$(44)	$(19)	$(79)	$(18)
Notional Values
Volumes(2)
Purchases	3,774	47	–	–
Sales	4,469	64	–	–
Canadian dollars	–	–	–	615
U.S. dollars	–	–	U.S. 484	U.S. 550
Japanese yen (in billions)	–	–	JPY 9.7	–
Cross-currency	–	–	227/U.S. 157	–
Net unrealized gains/(losses) in the year(3)	$16	$(10)	$8	$(5)
Net realized (losses)/gains in the year(3)	$(8)	$47	$39	$5
Maturity dates	2008-2016	2008-2010	2008-2012	2008-2016
Derivative Financial Instruments in Hedging Relationships(4)(5)
Fair Values(1)
Assets	$135	$19	$–	$2
Liabilities	$(104)	$(7)	$(62)	$(16)
Notional Values
Volumes(2)
Purchases	7,362	28	–	–
Sales	16,367	4	–	–
Canadian dollars	–	–	–	150
U.S. dollars	–	–	U.S. 113	U.S. 875
Cross-currency	–	–	136/U.S. 100	–
Net realized (losses)/gains in the year(3)	$(29)	$18	$–	$3
Maturity dates	2008-2013	2008-2010	2008-2013	2008-2013

MANAGEMENT'S DISCUSSION AND ANALYSIS        65

(1)
Fair value is equal to the carrying value of these derivatives.

(2)
Volumes for power and natural gas derivatives are in gigawatt hours and billion cubic feet, respectively.

(3)
All power and natural gas realized and unrealized gains and losses are included in Revenues. All interest rate and foreign exchange realized and unrealized gains and losses are included in Financial Charges and Interest Income and Other, respectively. Realized gains and losses are included in Net Income upon settlement of the financial instrument.

(4)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $2 million. In 2007, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(5)
In 2007, Net Income included gains of $7 million for the changes in fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. In 2007, Net Income included a loss of $4 million for the changes in fair value of an interest-rate cash flow hedge that was reclassified as a result of discontinuance of cash flow hedge accounting when the anticipated transaction was not likely to occur by the end of the originally specified time period.

Balance Sheet Presentation of Derivative Financial Instruments

The fair value of the derivative financial instruments in the Company's Balance Sheet was as follows:

December 31 (millions of dollars)	2008	2007

Current
Other current assets	318	160
Accounts payable	(298)	(144)
Long-term
Other assets	191	204
Deferred amounts	(694)	(205)

OTHER RISKS

Development Projects and Acquisitions

TransCanada continues to focus on growing its Pipelines and Energy operations through greenfield development projects and acquisitions. TransCanada capitalizes costs incurred on certain of its projects during the development period prior to construction when the project meets specific criteria and is expected to proceed through to completion. The related capital costs of a project that does not proceed through to completion would be expensed at the time it is discontinued. There is a risk with respect to TransCanada's acquisition of assets and operations that certain commercial opportunities and operational synergies may not materialize as expected and would subsequently be subject to an impairment writedown.

Health, Safety and Environment Risk Management

Health, safety and environment (HS&E) is a priority in all of TransCanada's operations and is guided by the Company's HS&E Commitment Statement. The Commitment Statement outlines guiding principles for a safe and healthy environment for TransCanada's employees, contractors and the public, and that strive to protect the environment. All employees are held responsible and accountable for HS&E performance. The Company is committed to being an industry leader in conducting its business so that it meets or exceeds all applicable laws and regulations, and minimizes risk to people and the environment. The Company is committed to tracking and improving its HS&E performance, and to promoting safety on and off the job in the belief that all occupational injuries and illnesses are preventable. TransCanada endeavours to do business with companies and contractors that share its perspective on HS&E performance and to influence them to improve their collective performance. TransCanada is committed to respecting the diverse environments and cultures in which it operates and to supporting open communication with the public, policy makers, scientists and public interest groups with whom it shares stewardship of the world it inhabits.

TransCanada is committed to ensuring compliance with its internal policies and regulated requirements. The HS&E Committee of TransCanada's Board of Directors monitors compliance with the Company's HS&E corporate policy

66        MANAGEMENT'S DISCUSSION AND ANALYSIS

through regular reporting. TransCanada's HS&E management system is modeled on the International Organization of Standardization's (ISO) standard for environmental management systems, ISO 14001, and focuses resources on the areas of significant risk to the organization's HS&E business activities. Management is informed regularly of all important HS&E operational issues and initiatives through formal reporting processes. TransCanada's HS&E management system and performance are assessed by an independent outside firm every three years. The most recent assessment occurred in November 2006. The HS&E management system also is subject to ongoing internal review to ensure that it remains effective as circumstances change.

In 2008, employee and contractor health and safety performance continued to be a top priority. TransCanada's assets were highly reliable and there were no incidents that were material to TransCanada's operations.

The safety and integrity of the Company's pipelines is a top priority. The Company expects to spend approximately $185 million in 2009 for pipeline integrity on its wholly owned pipelines, which is higher than the amount spent in 2008 primarily due to increased levels of in-line pipeline inspection on all systems. Under the approved regulatory models in Canada, pipeline integrity expenditures on NEB- and AUC-regulated pipelines are treated on a flow-through basis and, as a result, have no impact on TransCanada's earnings. Expenditures on the GTN System are also recovered through a cost recovery mechanism in its rates. Pipeline safety in 2008 continued to be very good, as TransCanada experienced only one small-diameter pipeline failure in a remote part of east central Alberta. The break resulted in minimal impact with no injuries or property damage. Spending associated with public safety on the Energy assets is focused primarily on the Company's hydro dams and associated equipment, and is consistent with previous years.

Environment

TransCanada's facilities are subject to various federal, provincial, state and local statutes and regulations, including requirements to establish compliance and remediation obligations. Compliance obligations can result in significant costs associated with installing and maintaining pollution controls, fines and penalties resulting from any failure to comply, and potential limitations on operations. Remediation obligations can result in significant costs associated with the investigation and remediation of contaminated properties, some of which have been designated as Superfund sites by the U.S. Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act, and with damage claims arising out of the contamination of properties or impact on natural resources. It is not possible for the Company to estimate exactly the amount and timing of all future expenditures related to environmental matters due to:

•
uncertainties in estimating pollution control and clean-up costs, including sites where only preliminary site investigation or agreements have been completed;

•
the potential discovery of new sites or additional information at existing sites;

•
the uncertainty in quantifying liability under environmental laws that impose joint and several liability on all potentially responsible parties;

•
the evolving nature of environmental laws and regulations, including the interpretation and enforcement thereof; and

•
the potential for litigation on existing or discontinued assets.

Environmental risks from TransCanada's operating facilities typically include: air emissions, such as nitrogen oxides, particulate matter and greenhouse gases; potential impacts on land, including land reclamation or restoration following construction; the use, storage or release of chemicals or hydrocarbons; the generation, handling and disposal of wastes and hazardous wastes; and water impacts such as uncontrolled water discharge. Environmental controls including physical design, programs, procedures and processes are in place to effectively manage these risks. TransCanada has ongoing inspection programs designed to keep all of its facilities in compliance with environmental requirements and the Company is confident that its systems are in material compliance with the applicable requirements.

In 2008, TransCanada conducted environmental risk assessments and remediation work, resulting in total costs of approximately $7 million and US$6 million for work conducted on TransCanada's Canadian and U.S. facilities, respectively. TransCanada also conducted various retirement, reclamation and restoration work in 2008, which resulted

MANAGEMENT'S DISCUSSION AND ANALYSIS        67

in total costs of approximately $7 million. At December 31, 2008, TransCanada had recorded liabilities of approximately $86 million for compliance and remediation obligations. The Company believes it has considered all necessary contingencies and established appropriate reserves for environmental liabilities, however, there is the risk that unforeseen matters may arise requiring the Company to set aside additional amounts.

TransCanada is not aware of any material outstanding orders, claims or lawsuits against the Company in relation to the release or discharge of any material into the environment or in connection with environmental protection.

North American climate change policy continues to evolve at regional and national levels. While recent political and economic events may significantly affect the scope and timing of new measures that are put in place, TransCanada anticipates that most of the company's facilities in Canada and the U.S. will be captured under future regional and/or federal climate change regulations to manage industrial greenhouse gas (GHG) emissions.

In 2008, the Company owned assets in three regions affected by climate change policy measures related to industrial emissions. In Alberta, the Specified Gas Emitters Regulation, which came into effect in 2007, requires industrial facilities to reduce GHG emissions intensities by 12 per cent. TransCanada's Alberta-based pipeline and power facilities are subject to this regulation, as are the Sundance and Sheerness coal-fired power facilities with which TransCanada has commercial arrangements. The Company's total cost of compliance incurred by the Alberta-based facilities for the period from July 2007 to December 2007 was approximately $12 million. Costs for 2008 compliance are estimated to be $28 million and will be finalized when compliance reports are submitted in March 2009. Compliance costs of the Alberta System are recovered through tolls paid by customers. Recovery of compliance costs for the Company's power generation facilities and interests in Alberta is partially achieved through contracts and the impact of increased operating costs on Alberta power market prices.

The hydrocarbon royalty in Québec is collected by the natural gas distributor on behalf of the Québec government via a green fund contribution charge on gas consumed. In 2008, the cost pertaining to the Bécancour facility arising from the hydrocarbon royalty was less than $1 million as a result of an agreement between TransCanada and Hydro-Québec to temporarily suspend the facility's power generation. The cost is expected to increase when the plant returns to service in 2010.

B.C.'s carbon tax, which came into effect in mid-2008, applies to carbon dioxide (CO2) emissions arising from fossil fuel combustion. Compliance costs for fuel combustion at the Company's compressor and meter stations in B.C. are recovered through tolls paid by customers. Costs related to the carbon tax for 2008 were $1 million. This cost is expected to increase over the next four years as the tax charge per tonne of CO2 increases by $5 per tonne annually from the initial tax rate of $10 per tonne.

TransCanada has assets located in Ontario and Manitoba, where the provincial governments have announced climate change strategies that will impact industrial sources of GHG emissions. The details of these programs and how they will align with the Canadian government's climate change policies are still uncertain.

The Canadian government has expressed interest in pursuing the development of a North American cap and trade system for GHG emissions. In April 2007, the Government of Canada released the Regulatory Framework for Air Emissions (Framework). The Framework outlines short-, medium- and long-term objectives for managing both GHG emissions and air pollutants in Canada. TransCanada expects a number of its facilities will be affected by pending federal climate change regulations that will be put in place to meet the Framework's objectives. It is not known at this time whether the impacts from the pending regulations will be material as the draft regulations have not yet been released. It is uncertain how the Framework will fit within a North American cap and trade system and what the specific requirements for industrial emitters will be.

Climate change is a strategic issue for the new U.S. government administration and federal policy to manage domestic GHG emissions is expected to be a priority. Seven western states and four Canadian provinces are focused on the implementation of a cap and trade program under the Western Climate Initiative (WCI). Northeastern states that are members of the Regional Greenhouse Gas Initiative (RGGI) implemented a CO2 cap and trade program for electricity

68        MANAGEMENT'S DISCUSSION AND ANALYSIS

generators effective January 1, 2009. Participants in the Midwestern Greenhouse Gas Reduction Accord, which involves six states and one province, are developing a regional strategy for reducing members' GHG emissions that will include a multi-sector cap and trade mechanism.

The Company anticipates a number of its facilities will be affected by these legislative initiatives. Under the RGGI, both the Ravenswood and OSP facilities will be required to submit allowances by December 31, 2011. It is expected that the costs will be recovered from the market and the net impact to TransCanada will be minimal. Company assets located in regions affected by the WCI and Midwestern Greenhouse Gas Reduction Accord and in California are most likely to be covered by GHG reduction measures put in place, however, the level of impact is uncertain as key policy details remain outstanding.

TransCanada monitors climate change policy developments and, when warranted, participates in policy discussions in jurisdictions where the Company has operations. The Company is also continuing its programs to manage GHG emissions from its facilities and to evaluate new processes and technologies that result in improved efficiencies and lower GHG emission rates.

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

As at December 31, 2008, an evaluation of the effectiveness of TransCanada's disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the SEC was carried out under the supervision and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of TransCanada's disclosure controls and procedures were effective as at December 31, 2008.

Management's Annual Report on Internal Control over Financial Reporting

Internal control over financial reporting is a process designed by or under the supervision of senior management and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with Canadian GAAP, including a reconciliation to U.S. GAAP.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements. Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company acquired Ravenswood in August 2008 and began consolidating the operations of Ravenswood from that date. Management has excluded this business from its evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. The net income attributable to this business represented less than one per cent of the Company's consolidated net income for the year ended December 31, 2008, and its aggregate total assets represented approximately nine per cent of the Company's consolidated total assets as at December 31, 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS        69

Based on this evaluation, management concluded that internal control over financial reporting is effective as at December 31, 2008, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.

In 2008, there was no change in TransCanada's internal control over financial reporting that materially affected or is reasonably likely to materially affect TransCanada's internal control over financial reporting.

CEO and CFO Certifications

TransCanada's President and Chief Executive Officer and Chief Financial Officer have filed with the SEC and the Canadian securities regulators certifications regarding the quality of TransCanada's public disclosures relating to its fiscal 2008 reports filed with the SEC and the Canadian securities regulators.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

To prepare financial statements that conform with Canadian GAAP, TransCanada is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. The Company believes the following accounting policies and estimates require it to make assumptions about highly uncertain matters and changes in these estimates could have a material impact to the Company's financial information.

Regulated Accounting

The Company accounts for the impacts of rate regulation in accordance with GAAP. Three criteria must be met to use these accounting principles:

•
the rates for regulated services or activities must be subject to approval by a regulator;

•
the regulated rates must be designed to recover the cost of providing the services or products; and

•
it must be reasonable to assume that rates set at levels to recover the cost can be charged to and will be collected from customers in view of the demand for services or products and the level of direct and indirect competition.

The Company's management believes all three of these criteria have been met with respect to each of the regulated natural gas pipelines accounted for using regulated accounting principles. The most significant impact from the use of these accounting principles is that the timing of recognition of certain expenses and revenues in the regulated businesses may differ from that otherwise expected under GAAP in order to appropriately reflect the economic impact of the regulators' decisions regarding the Company's revenues and tolls.

Effective January 1, 2009, the Company's accounting for its future income taxes recorded on rate-regulated operations will change as discussed in the "Accounting Changes" section of this MD&A.

Financial Instruments and Hedges

Financial Instruments

Effective January 1, 2007, the Company adopted the accounting requirements for the Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1530 "Comprehensive Income", 3855 "Financial Instruments – Recognition and Measurement", and 3865 "Hedges". Effective December 31, 2007, the Company adopted the accounting requirements for CICA Handbook Sections 3862 "Financial Instruments – Disclosure", 3863 "Financial Instruments – Presentation", and 1535 "Capital Disclosures". Adjustments to the consolidated financial statements for 2007 were made on a prospective basis.

The CICA Handbook requires that all financial instruments initially be included on the balance sheet at their fair value. Subsequent measurement of the financial instruments is based on their classification. Financial assets are classified into the following categories: held for trading, available for sale, held-to-maturity investments and loans and receivables.

70        MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial liabilities are classified as held for trading or other financial liabilities. The Company does not have any held-to-maturity investments.

Held-for-trading derivative financial assets and liabilities consist of swaps, options, forwards and futures. Commodity held-for-trading financial instruments are initially recorded at their fair value and changes to fair value are included in Revenues. Changes in the fair value of interest rate and foreign exchange rate held-for-trading instruments are recorded in Financial Charges and in Interest Income and Other, respectively.

The available-for-sale classification includes non-derivative financial assets that are designated as available for sale or are not included in the other three classifications. These instruments are accounted for initially at their fair value and changes to fair value are recorded through Other Comprehensive Income. Trade receivables, loans and other receivables with fixed or determinable payments that are not quoted in an active market are classified as "loans and receivables" and are measured at amortized cost using the effective interest method, net of any impairment. Other financial liabilities consist of liabilities not classified as held for trading. Items in this financial instrument category are recognized at amortized cost using the effective interest method.

The recognition of gains and losses on the derivatives for the Canadian Mainline, Alberta System and Foothills exposures is determined through the regulatory process. The gains and losses on derivatives accounted for as part of rate-regulated accounting are deferred in regulatory assets or regulatory liabilities.

Hedges

The CICA Handbook specifies the criteria that must be satisfied in order to apply hedge accounting and the accounting for each of the permitted hedging strategies, including: fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in self-sustaining foreign operations. Hedge accounting is discontinued prospectively when the hedging relationship ceases to be effective or the hedging or hedged items cease to exist as a result of maturity, expiry, sale, termination, cancellation or exercise.

In a fair value hedging relationship, the carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk. The changes in fair value are recognized in Net Income. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging item, which are also recorded in Net Income.

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in Other Comprehensive Income, while any ineffective portion is recognized in Net Income in the same financial category as the underlying transaction. When hedge accounting is discontinued, the amounts recognized previously in Accumulated Other Comprehensive Income are reclassified to Net Income during the periods when the variability in cash flows of the hedged item affects Net Income. Gains and losses on derivatives are reclassified immediately to Net Income from Accumulated Other Comprehensive Income when the hedged item is sold or terminated early, or when a hedged anticipated transaction is no longer expected to occur.

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

In hedging the foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in Other Comprehensive Income and the ineffective portion is recognized in Net Income. The amounts recognized previously in Accumulated Other Comprehensive Income are reclassified to Net Income in the event the Company settles or otherwise reduces its investment in a foreign operation.

MANAGEMENT'S DISCUSSION AND ANALYSIS        71

The fair value of financial instruments and hedges is primarily derived from market values adjusted for credit risk, which can fluctuate greatly from period to period. These changes in fair value can result in variability in net income as a result of recording these changes in fair value through earnings. The risks associated with fluctuations to earnings and cash flows for financial instruments and hedges are discussed further in the "Risk Management and Financial Instruments" section of this MD&A.

Depreciation and Amortization Expense

TransCanada's plant, property and equipment are depreciated on a straight-line basis over their estimated useful lives. Pipeline and compression equipment are depreciated at annual rates ranging from one per cent to 25 per cent. Metering and other plant equipment are depreciated at various rates. Major power generation and natural gas storage plant, equipment and structures in the Energy business are depreciated on a straight-line basis over estimated service lives at average annual rates ranging from two per cent to ten per cent. Nuclear power generation assets under capital lease are initially recorded at the present value of minimum lease payments at the inception of the lease and amortized on a straight-line basis over the shorter of their useful life and the remaining lease term. Other equipment is depreciated at various rates. Corporate plant, property and equipment are depreciated on a straight-line basis over estimated useful lives at average annual rates ranging from three per cent to 20 per cent.

Depreciation expense in 2008 was $1,189 million (2007 – $1,179 million) and is recorded in Pipelines and Energy. In Pipelines, depreciation rates are approved by regulators when applicable and depreciation expense is recoverable based on the cost of providing the services or products. If regulators permit recovery through rates, a change in the estimate of the useful lives of plant, property and equipment in the Pipelines segment will have no material impact on TransCanada's net income but will directly affect funds generated from operations.

Impairment of Long-Lived Assets and Goodwill

The Company reviews long-lived assets such as property, plant and equipment, and intangible assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. If the total of the estimated undiscounted future cash flows is less than the carrying value of the assets, an impairment loss is recognized for the excess of the carrying value over the fair value of the assets.

Goodwill is tested in the Pipelines and Energy segments for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. An initial assessment is made by comparing the fair value of the operations, which includes goodwill, to the book values of each reporting unit. If this fair value is less than book value, an impairment is indicated and a second test is performed to measure the amount of the impairment. In the second test, the implied fair value of the goodwill is calculated by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value determined in the initial assessment. If the carrying value of the goodwill exceeds this calculated implied fair value of the goodwill, an impairment charge is recorded.

These valuations are based on management's projections of future cash flows and, therefore, require estimates and assumptions with respect to:

•
discount rates;

•
commodity prices;

•
market supply and demand assumptions;

•
growth opportunities;

•
output levels;

•
competition from other companies; and

•
regulatory changes.

Significant changes in these assumptions could affect the Company's need to record an impairment charge.

72        MANAGEMENT'S DISCUSSION AND ANALYSIS

ACCOUNTING CHANGES

FUTURE ACCOUNTING CHANGES

Rate-Regulated Operations

Effective January 1, 2009, the temporary exemption from CICA Handbook Section 1100 "Generally Accepted Accounting Principles", which permits the recognition and measurement of assets and liabilities arising from rate regulation, was withdrawn. In addition, Section 3465 "Income Taxes" was amended to require the recognition of future income tax assets and liabilities for rate-regulated entities. The Company has chosen to adopt accounting policies consistent with the U.S. Financial Accounting Standards Board's Financial Accounting Standard (FAS) 71 "Accounting for the Effects of Certain Types of Regulation". Accordingly, TransCanada will retain its current method of accounting for its rate-regulated operations, except that TransCanada will be required to recognize future income tax assets and liabilities instead of using the taxes payable method, and will record an offsetting adjustment to regulatory assets and liabilities. If the Company had adopted FAS 71 at December 31, 2008, additional future income tax liabilities and a regulatory asset in the amount of $1,434 million would have been recorded and would have been recoverable from future revenue. These changes will be applied retrospectively without restatement beginning January 1, 2009.

Intangible Assets

The CICA Handbook implemented revisions to standards dealing with intangible assets effective for fiscal years beginning on or after October 1, 2008. The revisions are intended to align the definition of an intangible asset in Canadian GAAP with that in International Financial Reporting Standards (IFRS) and U.S. GAAP. CICA Handbook Section 1000 "Financial Statement Concepts" was revised to remove material that permitted the recognition of assets that might not otherwise meet the definition of an asset and to add guidance from the International Accounting Standards Board's (IASB) "Framework for the Preparation and Presentation of Financial Statements" that helps distinguish assets from expenses. CICA Handbook Section 3064 "Goodwill and Intangible Assets", which replaced CICA Handbook Section 3062 "Goodwill and Other Intangible Assets", gives guidance on the recognition of intangible assets as well as the recognition and measurement of internally developed intangible assets. In addition, CICA Handbook Section 3450 "Research and Development Costs" will be withdrawn from the Handbook. The Company does not expect these changes to have a material effect on its financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

CICA Handbook Section 1582 "Business Combinations" is effective for business combinations with an acquisition date after January 1, 2011. This standard was amended to require additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure. Adopting this standard is expected to have a material effect on the way the Company accounts for future business combinations. Entities adopting Section 1582 will also be required to adopt CICA Handbook Sections 1601 "Consolidated Financial Statements" and 1602 "Non-Controlling Interests". These standards will require a change in the measurement of non-controlling interest and will require the change to be presented as part of shareholders' equity on the balance sheet. In addition, the income statement of the controlling parent will include 100 per cent of the subsidiary's results and present the allocation between the controlling interest and non-controlling interest. These standards will be effective January 1, 2011, with early adoption permitted. The changes resulting from adopting Section 1582 will be applied prospectively and the changes from adopting Sections 1601 and 1602 will be applied retrospectively.

International Financial Reporting Standards

The CICA's Accounting Standards Board announced that Canadian publicly accountable enterprises are required to adopt IFRS, as issued by the IASB, effective January 1, 2011. In June 2008, the Canadian Securities Administrators proposed that Canadian public companies that are SEC registrants, such as TransCanada, retain the option to prepare their financial statements under U.S. GAAP instead of IFRS. In November 2008, the SEC issued for public comment a recommendation that, beginning in 2014, U.S. issuers be required to adopt IFRS using a phased-in approach based on market capitalization.

MANAGEMENT'S DISCUSSION AND ANALYSIS        73

TransCanada is currently considering the impact a conversion to IFRS or U.S. GAAP would have on its accounting systems and financial statements. TransCanada's conversion project planning includes an analysis of project structure and governance, resources and training, analysis of key GAAP differences and a phased approach to the assessment of current accounting policies and implementation. The current status of the key elements of TransCanada's conversion project is as follows:

Project Structure and Governance

A Steering Committee and an Implementation Committee have been established to provide directional leadership for the conversion project and to assist in developing accounting policy recommendations. These are multi-disciplinary committees and include representatives from Accounting, Information Technology, Treasury, Investor Relations, Human Resources and Operations. Management updates the Audit Committee at least quarterly on the status of the project.

Resources and Training

TransCanada's conversion project team has been assembled and will support the conversion effort through project leadership, training, issue identification, technical research, policy recommendations, work group leadership and implementation support.

TransCanada's IFRS training plan was developed and introduced in 2008. The first stage of the training has been completed and included IFRS project awareness sessions and a comprehensive IFRS immersion course. Later phases of the project will include more directed technical and implementation training relating to new accounting policies, procedures and processes. Throughout the project, IFRS training will be offered on a regular basis to ensure that TransCanada staff remains current with respect to new IFRS developments.

Analysis of Significant GAAP Differences

The project team is currently assessing the differences between Canadian GAAP and IFRS. TransCanada's conversion project is being executed using a risk-based methodology focusing on the significant differences between Canadian GAAP and IFRS. A high-level diagnostic was completed in 2008 outlining the significant differences and rating each option based on its significance to TransCanada. In making this assessment, the technical accounting complexity, availability of policy choices, estimated need for conversion resources and impact on systems were considered. The differences between Canadian and US GAAP have already been identified in the Company's U.S. GAAP reconciliation. The most significant differences under the IFRS and U.S. GAAP conversion options were identified as follows:

IFRS

Converting to IFRS would have a significant impact on TransCanada's rate-regulated operations, property plant and equipment, employee benefits, income taxes, financial statement disclosure and the initial adoption of IFRS in accordance with IFRS 1 "First-Time Adoption of IFRS".

Project work groups are currently conducting a detailed analysis of the significant differences identified to date and assessing the impact they could have on TransCanada's financial reporting, information systems and internal controls over financial reporting. Less significant differences will be assessed starting in 2009. Under existing Canadian GAAP, TransCanada follows specific accounting policies unique to rate-regulated businesses. TransCanada is actively monitoring ongoing discussions and developments at the IASB regarding potential future guidance to clarify the applicability of certain aspects of rate-regulated accounting under IFRS. The IASB is expected to issue a proposed standard for rate-regulated businesses in 2009.

Several IFRS standards are in the process of being amended by the IASB. Amendments to existing standards are expected to continue until the transition date of January 1, 2011. TransCanada actively monitors the IASB's schedule of projects, giving consideration to any proposed changes, where applicable, in its assessment of differences between IFRS and Canadian GAAP.

At the current stage of the project, TransCanada cannot reasonably determine the full impact that adopting IFRS would have on its financial position and future results. In addition, developments with respect to specific rate-regulated

74        MANAGEMENT'S DISCUSSION AND ANALYSIS

accounting guidance under IFRS could have a significant effect on the scope of the project and on TransCanada's financial results.

U.S. GAAP

As an SEC registrant, TransCanada is currently required to prepare and file a reconciliation from Canadian GAAP to U.S. GAAP. The differences that have the most significant impact on TransCanada, as outlined in the reconciliation, include valuation of proprietary natural gas inventory held in storage, measurement of the deficit or surplus of defined benefit pension plans and recognition of deferred tax liabilities for TransCanada's rate-regulated business. As previously noted, effective January 1, 2009, the U.S. GAAP difference with respect to recognition of deferred tax liabilities for TransCanada's rate-regulated businesses will be eliminated.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA(1)

	2008

(unaudited) (millions of dollars except per share amounts)	Fourth	Third	Second	First

Revenues	2,332	2,137	2,017	2,133
Net Income	277	390	324	449
Share Statistics
Net income per share – Basic	$0.47	$0.67	$0.58	$0.83
Net income per share – Diluted	$0.46	$0.67	$0.58	$0.83
Dividend declared per common share	$0.36	$0.36	$0.36	$0.36

	2007

(unaudited) (millions of dollars except per share amounts)	Fourth	Third	Second	First

Revenues	2,189	2,187	2,208	2,244
Net Income	377	324	257	265
Share Statistics
Net income per share – Basic	$0.70	$0.60	$0.48	$0.52
Net income per share – Diluted	$0.70	$0.60	$0.48	$0.52
Dividend declared per common share	$0.34	$0.34	$0.34	$0.34

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

MANAGEMENT'S DISCUSSION AND ANALYSIS        75

Significant developments that affected quarterly net earnings in 2008 and 2007 were as follows:

•
Fourth quarter 2008, Energy's net earnings included net unrealized gains of $6 million after tax ($7 million pre-tax) due to changes in fair value of proprietary natural gas storage inventory and natural gas forward purchase and sale contracts. Corporate's net expenses included net unrealized losses of $39 million after tax ($57 million pre-tax) for changes in the fair value of derivatives, which are used to manage the Company's exposure to rising interest rates but do not qualify as hedges for accounting purposes.

•
Third quarter 2008, Energy's net earnings included contributions from the August 26, 2008 acquisition of Ravenswood. Corporate's net earnings included favourable income tax adjustments of $26 million from an internal restructuring and realization of losses.

•
Second quarter 2008, Energy's net earnings included net unrealized gains of $8 million after tax ($12 million pre-tax) due to changes in fair value of proprietary natural gas storage inventory and natural gas forward purchase and sale contracts. In addition, Western Power's revenues and operating income increased due to higher overall realized prices and market heat rates in Alberta.

•
First quarter 2008, Pipelines' net earnings included $152 million after tax ($240 million pre-tax) from the Calpine bankruptcy settlements received by GTN and Portland, and proceeds of $10 million after tax ($17 million pre-tax) from a lawsuit settlement. Energy's net earnings included a writedown of $27 million after tax ($41 million pre-tax) of costs related to Broadwater and net unrealized losses of $12 million after tax ($17 million pre-tax) due to changes in the fair value of proprietary natural gas storage inventory and natural gas forward purchase and sale contracts.

•
Fourth quarter 2007, net earnings included $56 million ($30 million in Energy and $26 million in Corporate) of favourable income tax adjustments resulting from reductions in Canadian federal income tax rates and other legislative changes, and a $14 million ($16 million pre-tax) gain on sale of land previously held for development. Pipelines' net earnings increased as a result of recording incremental earnings related to the rate case settlement reached for the GTN System, effective January 1, 2007. Energy's net earnings included net unrealized gains of $10 million after tax ($15 million pre-tax) due to changes in fair value of proprietary natural gas storage inventory and natural gas forward purchase and sale contracts.

•
Third quarter 2007, net earnings included $15 million of favourable income tax reassessments and associated interest income relating to prior years.

•
Second quarter 2007, net earnings included $16 million ($4 million in Energy and $12 million in Corporate) related to positive income tax adjustments resulting from reductions in Canadian federal income tax rates. Pipeline's net earnings increased as a result of a settlement reached on the Canadian Mainline, which was approved by the NEB in May 2007.

•
First quarter 2007, net earnings included $15 million related to positive income tax adjustments. In addition, Pipelines' net earnings included contributions from the February 22, 2007, acquisition of ANR and additional ownership interests in Great Lakes. Energy's net earnings included earnings from the Edson natural gas facility, which was placed in service on December 31, 2006.

76        MANAGEMENT'S DISCUSSION AND ANALYSIS

FOURTH QUARTER 2008 HIGHLIGHTS

CONSOLIDATED RESULTS OF OPERATIONS
Reconciliation of Comparable Earnings to Net Income

(unaudited) (millions of dollars except per share amounts)	2008	2007

Pipelines	210	202

Energy
Comparable earnings(1)	147	104
Specific items (net of tax, where applicable):
Fair value adjustments of natural gas storage inventory and forward contracts	6	10
Gain on sale of land	–	14
Income tax adjustments	–	30

Net income	153	158

Corporate
Comparable expenses(1)	(86)	(9)
Specific item:
Income tax reassessments and adjustments	–	26

Net (expenses)/income	(86)	17

Net Income	277	377

Net Income Per Share
Basic	$0.47	$0.70

Diluted	$0.46	$0.70

Comparable Earnings(1)	271	297
Specific items (net of tax, where applicable):
Fair value adjustments of natural gas storage inventory and forward contracts	6	10
Gain on sale of land	–	14
Income tax reassessments and adjustments	–	56

Net Income	277	377

Comparable Earnings Per Share(1)	$0.46	$0.55
Specific items – per share:
Fair value adjustments of natural gas storage inventory and forward contracts	0.01	0.02
Gain on sale of land	–	0.03
Income tax reassessments and adjustments	–	0.10

Net Income Per Share	$0.47	$0.70

(1)
Refer to the "Non-GAAP Measures" section of this MD&A for further discussion of comparable earnings and comparable earnings per share.

TransCanada's net income in fourth quarter 2008 was $277 million or $0.47 per share compared to $377 million or $0.70 per share in fourth quarter 2007. Net income decreased primarily due to increased net expenses from Corporate, which included unrealized losses of $39 million after tax or $0.07 per share in fourth quarter 2008, for changes in the fair value of derivatives, which are used to manage the Company's exposure to rising interest rates but do not qualify as hedges for

MANAGEMENT'S DISCUSSION AND ANALYSIS        77

accounting purposes. Corporate's net expenses also increased in fourth quarter 2008 compared to fourth quarter 2007 as a result of higher charges for financing the Company's 2008 capital program, including the Ravenswood acquisition, and higher unrealized gains in 2007 for changes in the fair value of derivatives used to manage the Company's exposure to foreign exchange rate fluctuations. Earnings from the Pipelines business increased in fourth quarter 2008 compared to fourth quarter 2007 primarily due to earnings recognized from a 2008 revenue requirement settlement for the Alberta System and increased earnings for PipeLines LP, partially offset by the inclusion in earnings in fourth quarter 2007 for a rate case settlement for GTN. Earnings from the Energy business were slightly lower in fourth quarter 2008 compared to fourth quarter 2007 as increases in Western Power, Eastern Power and Bruce Power were more than offset by a decrease in earnings from Natural Gas Storage in 2008 and favourable income tax adjustments that were included in fourth quarter 2007. Western Power earnings increased significantly in fourth quarter 2008 compared to fourth quarter 2007 primarily due to increased margins from the Alberta power portfolio. Energy's earnings in fourth quarter 2008 and 2007 included $6 million after tax ($7 million pre-tax) and $10 million after tax ($15 million pre-tax), respectively, of net unrealized gains resulting from changes in the fair value of proprietary natural gas storage inventory and natural gas forward purchase and sale contracts. Energy's earnings in fourth quarter 2007 also included a $14 million after-tax ($16 million pre-tax) gain on the sale of land. Net income for fourth quarter 2007 included $56 million ($30 million in Energy and $26 million in Corporate) of favourable income tax adjustments as a result of changes in Canadian federal income tax legislation. On a per share basis, the $0.23 decrease in earnings in fourth quarter 2008 compared to fourth quarter 2007 was also due to an increased number of shares outstanding following the Company's share issuances in 2008.

Comparable earnings in fourth quarter 2008 were $271 million or $0.46 per share compared to $297 million or $0.55 per share for the same period in 2007. Comparable earnings in fourth quarter 2008 and 2007 excluded the $6 million and $10 million, respectively, of net unrealized gains resulting from changes in fair value of proprietary natural gas storage inventory and natural gas forward purchase and sale contracts. Comparable earnings in fourth quarter 2007 also excluded the $56 million of favourable income tax adjustments and $14 million gain on the sale of land.

The Pipelines business generated net income and comparable earnings of $210 million in fourth quarter 2008, an increase of $8 million compared to net income and comparable earnings of $202 million in fourth quarter 2007.

Canadian Mainline's net income for fourth quarter 2008 increased $2 million, compared to the same period in 2007 primarily due to higher performance-based incentives earned, increased OM&A cost savings and a higher ROE, as determined by the NEB, of 8.71 per cent in 2008 compared to 8.46 per cent in 2007. These increases were partially offset by a lower average investment base.

The Alberta System's net income in fourth quarter 2008 was $48 million compared to $41 million in fourth quarter 2007. Earnings increased primarily due to the recognition of earnings related to the revenue requirement settlement in fourth quarter 2008. Earnings in 2007 reflected an approved ROE of 8.51 per cent on a deemed common equity of 35 per cent.

ANR's net income in fourth quarter 2008 was $38 million compared to $35 million in fourth quarter 2007. The increase in fourth quarter 2008 was primarily due to higher revenues from new growth projects and the positive impact of a stronger U.S. dollar. These increases were partially offset by higher OM&A costs, including Hurricane Ike remediation costs.

GTN's comparable earnings in fourth quarter 2008 decreased $16 million compared to the same period in 2007. The decrease was primarily due to the positive impact of the rate case settlement included in fourth quarter 2007, partially offset by decreased OM&A expenses.

TransCanada's proportionate share of net income from Other Pipelines was $29 million for the three months ended December 31, 2008 compared to $16 million for the same period in 2007. Other Pipelines' earnings increased in fourth quarter 2008 primarily due to lower support costs, higher PipeLines LP and Tamazunchale earnings, and a stronger U.S. dollar, partially offset by lower TransGas, Gas Pacifico/ INNERGY and Portland earnings.

Energy's net income of $153 million in fourth quarter 2008 decreased $5 million compared to $158 million in fourth quarter 2007. Comparable earnings in fourth quarter 2008 of $147 million increased $43 million compared to $104 million for the same period in 2007. Comparable earnings excluded the net unrealized gains of $6 million after tax and $10 million after

78        MANAGEMENT'S DISCUSSION AND ANALYSIS

tax in fourth quarter 2008 and 2007, respectively, resulting from changes in fair value of proprietary natural gas storage inventory and natural gas forward purchase and sale contracts. In addition, comparable earnings in fourth quarter 2007 excluded the $14 million gain on sale of land and $30 million of favourable income tax adjustments.

Western Power's operating income of $106 million in fourth quarter 2008 increased $48 million compared to $58 million in fourth quarter 2007 primarily due to increased margins from the Alberta power portfolio, which resulted from higher overall realized power prices and market heat rates on both contracted and uncontracted volumes of power sold in Alberta. The market heat rate is determined by dividing the average price of power per MWh by the average price of natural gas per GJ for a given period.

Eastern Power's operating income of $73 million in fourth quarter 2008 increased $7 million compared to $66 million in fourth quarter 2007. The increase was due to higher realized prices on sales to commercial and industrial customers in New England, the positive impact of the stronger U.S. dollar in fourth quarter 2008 and incremental earnings from the Carleton wind farm, which went into service in November 2008. On December 31, 2008, Ravenswood fulfilled its obligation under a tolling agreement with Hess Corporation that was in place at the time of acquisition. In 2009, TransCanada's marketing operation will manage marketing of the Ravenswood plant output in a manner consistent with its other U.S. Northeast portfolio of assets.

TransCanada's combined operating income of $50 million from its investment in Bruce Power increased $7 million in fourth quarter 2008 compared to fourth quarter 2007 primarily due to higher revenues resulting from higher realized prices. TransCanada's proportionate share of operating loss in Bruce A increased $1 million to $6 million in fourth quarter 2008 compared to fourth quarter 2007 as a result of lower revenues due to decreased output, partially offset by higher contract prices and lower operating costs. TransCanada's proportionate share of operating income in Bruce B increased $8 million to $61 million in fourth quarter 2008 compared to fourth quarter 2007 primarily due to higher realized prices achieved during fourth quarter 2008, as well as increased output. The increase in realized prices was due to higher contract prices on a larger proportion of volumes sold under contract in the three months ended December 31, 2008 compared to the same period in 2007.

Natural Gas Storage operating income of $40 million in fourth quarter 2008 decreased $17 million compared to $57 million in fourth quarter 2007. The decrease was due to lower realized seasonal natural gas price spreads at the Edson facility compared to the same period in 2007. Operating income in fourth quarter 2008 included net unrealized gains of $7 million for changes in the fair value of proprietary natural gas inventory in storage and natural gas forward purchase and sale contracts compared to net unrealized gains of $15 million for the same period in 2007.

Corporate's net expenses for the three months ended December 31, 2008 were $86 million compared to net income of $17 million for the same period in 2007. Excluding the $26 million of favourable income tax adjustments in fourth quarter 2007, Corporate's comparable expenses increased $77 million in fourth quarter 2008 compared to fourth quarter 2007. The increase in comparable expenses in fourth quarter 2008 was primarily due to net unrealized losses of $39 million after tax from changes in the fair value of derivatives, which are used to manage the Company's exposure to rising interest rate rates but do not qualify as hedges for accounting purposes. In addition, higher financial charges resulting from financing the Ravenswood acquisition and higher losses from the change in fair value of derivatives used to manage the Company's exposure to foreign exchange rate fluctuations were partially offset by increased capitalization of interest to finance a larger capital spending program.

SHARE INFORMATION

At February 23, 2009, TransCanada had 619 million issued and outstanding common shares. In addition, there were 8 million outstanding options to purchase common shares, of which 7 million were exercisable as at February 23, 2009.

OTHER INFORMATION

Additional information relating to TransCanada, including the Company's Annual Information Form and other continuous disclosure documents, is available on SEDAR at www.sedar.com under TransCanada Corporation.

Other selected consolidated financial information for 2000 to 2008 is found under the heading "Nine Year Financial Highlights" in the Supplementary Information section of the Company's Annual Report.

MANAGEMENT'S DISCUSSION AND ANALYSIS        79

GLOSSARY OF TERMS

AFUDC	Allowance for funds used during construction
AGIA	Alaska Gasline Inducement Act
Alaska Pipeline Project	A proposed natural gas pipeline extending from a new natural gas treatment plant at Prudhoe Bay, Alaska to Alberta
Alberta System	A natural gas transmission system in Alberta
American Natural Resources (ANR)	A natural gas transmission system extending from producing fields located primarily in Oklahoma, Texas, Louisiana and the Gulf of Mexico to markets located primarily in Wisconsin, Michigan, Illinois, Ohio and Indiana, and regulated underground natural gas storage facilities in Michigan
ANR Pipeline	ANR Pipeline Company
APG	Aboriginal Pipeline Group
AUC	Alberta Utilities Commission
B.C.	British Columbia
Bbl/d	Barrels per day
Bcf	Billion cubic feet
Bcf/d	Billion cubic feet per day
Bear Creek	A natural gas-fired cogeneration plant near Grande Prairie, Alberta
Bécancour	A natural gas-fired cogeneration plant near Trois-Rivières, Québec
Bison	A proposed pipeline from the Powder River Basin in Wyoming to the Northern Border system in North Dakota
BPC	BPC Generation Infrastructure Trust
Broadwater	A proposed offshore LNG project located in the New York waters of Long Island Sound
Bruce A	A partnership interest in the nuclear power generation facilities of Bruce Power A L.P.
Bruce B	A partnership interest in the nuclear power generation facilities of Bruce Power L.P
Bruce Power	Bruce A and Bruce B, collectively
Calpine	Calpine Corporation
Cameco	Cameco Corporation
Canadian Mainline	A natural gas transmission system extending from the Alberta/Saskatchewan border east into Québec
Cancarb	A waste-heat fuelled power plant at the Cancarb thermal carbon black facility in Medicine Hat, Alberta
CAPLA	Canadian Alliance of Pipeline Landowners' Associations
Carseland	A natural gas-fired cogeneration plant located near Carseland, Alberta
Cartier Wind	Six wind farms in Gaspé, Québec, three of which have been built
Chinook	A proposed HVDC transmission project that will originate in Montana and terminate in Nevada
CICA	Canadian Institute of Chartered Accountants
CO2	Carbon dioxide
Coolidge	A simple-cycle, natural gas-fired peaking power generation station under development in Coolidge, Arizona
CrossAlta	An underground natural gas storage facility near Crossfield, Alberta
DRP	Dividend Reinvestment and Share Purchase Plan
Edson	A natural gas storage facility near Edson, Alberta
FAS	Financial Accounting Standard
FCM	Forward Capacity Market
FERC	U.S. Federal Energy Regulatory Commission
Foothills	A natural gas transmission system extending from central Alberta to the B.C./U.S. border and to the Saskatchewan/U.S. border
Framework	Regulatory Framework for Air Emissions
GAAP	Generally accepted accounting principles
Gas Pacifico	A natural gas transmission system extending from Loma de la Lata, Argentina to Concepción, Chile
GHG	Greenhouse gas
GJ	Gigajoule
Grandview	A natural gas-fired cogeneration plant near Saint John, New Brunswick
Great Lakes	A natural gas transmission system that connects to the Canadian Mainline and serves markets in Eastern Canada and the northeastern and midwestern U.S.
Gas Transmission Network (GTN)	GTN System and North Baja, collectively
GTNC	Gas Transmission Northwest Corporation
GTN System	A natural gas transmission system extending from the B.C./Idaho border to the Oregon/California border, traversing Idaho, Washington and Oregon
GWh	Gigawatt hours
Halton Hills	A natural gas-fired, combined-cycle power plant near Toronto, Ontario
HS&E	Health, Safety and Environment
HVDC	High voltage direct current

80        MANAGEMENT'S DISCUSSION AND ANALYSIS

IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
INNERGY	An industrial natural gas marketing company based in Concepción, Chile
Iroquois	A natural gas transmission system that connects with the Canadian Mainline near Waddington, New York, and delivers natural gas to the northeastern U.S.
ISO	International Organization of Standardization
ISO-NE	Independent System Operator New England
Keystone	A pipeline under construction that will transport crude oil from Hardisty, Alberta, to U.S. markets at Wood River and Patoka in Illinois, and to Cushing, Oklahoma
Keystone partnerships	TransCanada Keystone Pipeline Limited Partnership and TransCanada Keystone Pipeline, LP, collectively
Kibby Wind	A wind power project located in Kibby and Skinner Townships in northwestern Franklin County, Maine
km	Kilometres
kV	Kilovolt
LIBOR	London Interbank Offered Rate
LNG	Liquefied natural gas
MacKay River	A natural gas-fired cogeneration plant located near Fort McMurray, Alberta
MD&A	Management's Discussion and Analysis
Mackenzie Gas Pipeline (MGP)	A proposed natural gas pipeline to be constructed from a point near Inuvik, Northwest Territories to the northern border of Alberta
Mirant	Mirant Corporation and certain of its subsidiaries
mmcf/d	Million cubic feet per day
Moody's	Moody's Investors Service
MW	Megawatt
MWh	Megawatt hours
NEB	National Energy Board of Canada
Net earnings	Net income from continuing operations
North Baja	A natural gas transmission system extending from Arizona to the Baja California, Mexico/California border
Northern Border	A natural gas transmission system extending from a point near Monchy, Saskatchewan, to the U.S. Midwest
NorthernLights	A proposed HVDC electric transmission line running from central Alberta to a terminal in southern Alberta and interconnecting with the Pacific Northwest
NYISO	New York Independent System Operator
OM&A	Operating, maintenance and administration
OPA	Ontario Power Authority
Ocean State Power (OSP)	A natural gas-fired, combined-cycle plant in Burrillville, Rhode Island
Palomar	A proposed pipeline extending from the GTN System to the Columbia River northwest of Portland
Pathfinder	A proposed pipeline from Meeker, Colorado to the Northern Border system in North Dakota
PipeLines LP	TC PipeLines, LP
PNGTS	Portland Natural Gas Transmission System
Portland	A natural gas transmission system that extends from a point near East Hereford, Québec to the northeastern U.S.
Portlands Energy	A combined-cycle natural gas cogeneration plant near downtown Toronto, Ontario
PPA	Power purchase arrangement
Ravenswood	A natural gas and oil-fired generating facility consisting of multiple units employing steam turbine, combined cycle and combustion turbine technology located in Queens, New York
Redwater	A natural gas-fired cogeneration plant located near Redwater, Alberta
RGGI	Regional Greenhouse Gas Initiative
ROE	Rate of return on common equity
Salt River Project	Salt River Project Agricultural Improvement and Power District
SEC	U.S. Securities and Exchange Commission
Sempra	Sempra Pipelines and Storage
Sheerness	A coal-fired power generating facility located near Hanna, Alberta
STEP 2008	Storage enhancement project
Sundance A	A coal-fired power generating facility located near Wabamun, Alberta
Sundance B	A coal-fired power generating facility located near Wabamun, Alberta
Sunstone	A proposed pipeline from Wyoming to Stanfield, Oregon

MANAGEMENT'S DISCUSSION AND ANALYSIS        81

Tamazunchale	A natural gas transmission system in Mexico extending from Naranjos, Veracruz to Tamazunchale, San Luis Potosi
TC Hydro	Hydroelectric generation assets located in New Hampshire, Vermont and Massachusetts
TCPL	TransCanada PipeLines Limited
TCPM	TransCanada Power Marketing Ltd.
Trans Québec & Maritimes (TQM)	A natural gas transmission system that connects with the Canadian Mainline and transports natural gas in Québec, from Montreal to the Portland system and to Québec City
TransCanada or the Company	TransCanada Corporation
TransGas	A natural gas transmission system, extending from Mariquita in the central region of Colombia to Cali in the southwest region of Colombia
Tuscarora	A natural gas transmission system extending from Malin, Oregon to Wadsworth, Nevada
U.S.	United States
VaR	Value-at-Risk methodology
Ventures LP	Natural gas transmission systems in Alberta that supply natural gas to the oil sands region of northern Alberta and to a petrochemical complex at Joffre, Alberta
WCI	Western Climate Initiative
WCSB	Western Canada Sedimentary Basin
Williams	Williams Gas Pipeline Company, LLC
Zephyr	A proposed HVDC transmission project that will originate in Wyoming and terminate in Nevada

82        MANAGEMENT'S DISCUSSION AND ANALYSIS

Report of Management

The consolidated financial statements included in this Annual Report are the responsibility of TransCanada Corporation's (TransCanada or the Company) management and have been approved by the Board of Directors of the Company. These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles (GAAP) in Canada and include amounts that are based on estimates and judgements. Financial information contained elsewhere in this Annual Report is consistent with the consolidated financial statements.

Management's Discussion and Analysis in this Annual Report has been prepared by management based on the Company's financial results prepared in accordance with Canadian GAAP. It compares the Company's financial and operating performance in 2008 to that in 2007 and should be read in conjunction with the consolidated financial statements and accompanying notes. In addition, it highlights significant changes between 2007 and 2006.
Management has designed and maintains a system of internal accounting controls, including a program of internal audits. Management believes that these controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of financial statements. The internal accounting control process includes management's communication to employees of policies that govern ethical business conduct.
Under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. TransCanada acquired the Ravenswood Generating Station (Ravenswood) in 2008 and began consolidating the operations of Ravenswood from the date of acquisition. Management has excluded this business from its evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. The net income attributable to this business represented less than one per cent of the Company's consolidated net income for the year ended December 31, 2008 and its aggregate total assets represented approximately nine per cent of the Company's consolidated total assets as at December 31, 2008.

Based on their evaluation, management concluded that internal control over financial reporting is effective as of December 31, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.
The Board of Directors has appointed an Audit Committee consisting of independent, non-management directors. The Audit Committee meets with management at least six times a year and meets independently with the internal and external auditors and as a group to review any significant accounting, internal control and auditing matters in accordance with the terms of the Charter of the Audit Committee, which is set out in the Annual Information Form. The Audit Committee reviews the Annual Report, including the consolidated financial statements, before the consolidated financial statements are submitted to the Board of Directors for approval. The internal and independent external auditors are able to access the Audit Committee without the requirement to obtain prior management approval.

The Audit Committee approves the terms of engagement of the independent external auditors and reviews the annual audit plan, the Auditors' Report and the results of the audit. It also recommends to the Board of Directors the firm of external auditors to be appointed by the shareholders.
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

Harold N. Kvisle	Gregory A. Lohnes
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
February 23, 2009

TRANSCANADA CORPORATION        83

Auditors' Report

To the Shareholders of TransCanada Corporation

We have audited the consolidated balance sheets of TransCanada Corporation as at December 31, 2008 and 2007 and the consolidated statements of income, comprehensive income, accumulated other comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants Calgary, Canada
February 23, 2009

84        CONSOLIDATED FINANCIAL STATEMENTS

TRANSCANADA CORPORATION
CONSOLIDATED INCOME

Year ended December 31 (millions of dollars except per share amounts)	2008	2007	2006

Revenues	8,619	8,828	7,520
Operating Expenses
Plant operating costs and other	3,062	3,030	2,411
Commodity purchases resold	1,511	1,959	1,707
Depreciation	1,189	1,179	1,059

	5,762	6,168	5,177

	2,857	2,660	2,343

Other Expenses/(Income)
Financial charges (Note 10)	943	943	825
Financial charges of joint ventures (Note 11)	72	75	92
Interest income and other	(92)	(168)	(179)
Calpine bankruptcy settlements (Note 17)	(279)	–	–
Writedown of Broadwater LNG project costs (Note 7)	41	–	–

	685	850	738

Income from Continuing Operations before Income Taxes and Non- Controlling Interests	2,172	1,810	1,605

Income Taxes (Note 18)
Current	526	432	301
Future	76	58	175

	602	490	476
Non-Controlling Interests (Note 15)	130	97	78

Net Income from Continuing Operations	1,440	1,223	1,051
Net Income from Discontinued Operations (Note 24)	–	–	28

Net Income	1,440	1,223	1,079

Net Income per Share (Note 16)
Basic
Continuing operations	$2.53	$2.31	$2.15
Discontinued operations	–	–	0.06

	$2.53	$2.31	$2.21

Diluted
Continuing operations	$2.52	$2.30	$2.14
Discontinued operations	–	–	0.06

	$2.52	$2.30	$2.20

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED FINANCIAL STATEMENTS        85

TRANSCANADA CORPORATION
CONSOLIDATED CASH FLOWS

Year ended December 31 (millions of dollars)	2008	2007	2006

Cash Generated from Operations
Net income	1,440	1,223	1,079
Depreciation	1,189	1,179	1,059
Future income taxes (Note 18)	76	58	175
Non-controlling interests (Note 15)	130	97	78
Employee future benefits funding lower than/(in excess of) expense (Note 21)	17	43	(31)
Writedown of Broadwater LNG project costs (Note 7)	41	–	–
Other	128	21	18

	3,021	2,621	2,378
(Increase)/decrease in operating working capital (Note 22)	(181)	215	(303)

Net cash provided by operations	2,840	2,836	2,075

Investing Activities
Capital expenditures	(3,134)	(1,651)	(1,572)
Acquisitions, net of cash acquired (Note 9)	(3,229)	(4,223)	(470)
Disposition of assets, net of current income taxes (Note 9)	28	35	23
Deferred amounts and other	(168)	(340)	(97)

Net cash used in investing activities	(6,503)	(6,179)	(2,116)

Financing Activities
Dividends on common shares (Note 16)	(577)	(546)	(617)
Distributions paid to non-controlling interests	(141)	(88)	(72)
Notes payable issued/(repaid), net (Note 19)	1,293	(46)	(495)
Long-term debt issued, net of issue costs (Note 10)	2,197	2,616	2,107
Reduction of long-term debt	(840)	(1,088)	(729)
Long-term debt of joint ventures issued (Note 11)	173	142	56
Reduction of long-term debt of joint ventures	(120)	(157)	(70)
Common shares issued, net of issue costs (Note 16)	2,384	1,711	39
Junior subordinated notes issued, net of issue costs (Note 12)	–	1,094	–
Preferred securities redeemed	–	(488)	–
Partnership units of subsidiary issued (Note 9)	–	348	–

Net cash provided by financing activities	4,369	3,498	219

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	98	(50)	9

Increase in Cash and Cash Equivalents	804	105	187
Cash and Cash Equivalents
Beginning of year	504	399	212

Cash and Cash Equivalents
End of year	1,308	504	399

The accompanying notes to the consolidated financial statements are an integral part of these statements.

86        CONSOLIDATED FINANCIAL STATEMENTS

TRANSCANADA CORPORATION
CONSOLIDATED BALANCE SHEET

December 31 (millions of dollars)	2008	2007

ASSETS
Current Assets
Cash and cash equivalents	1,308	504
Accounts receivable	1,280	1,116
Inventories	489	497
Other	523	188

	3,600	2,305
Plant, Property and Equipment (Note 5)	29,189	23,452
Goodwill (Note 6)	4,397	2,633
Other Assets (Note 7)	2,228	1,940

	39,414	30,330

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable (Note 19)	1,702	421
Accounts payable	1,876	1,767
Accrued interest	359	261
Current portion of long-term debt (Note 10)	786	556
Current portion of long-term debt of joint ventures (Note 11)	207	30

	4,930	3,035
Deferred Amounts (Note 13)	1,719	1,107
Future Income Taxes (Note 18)	1,223	1,179
Long-Term Debt (Note 10)	15,368	12,377
Long-Term Debt of Joint Ventures (Note 11)	869	873
Junior Subordinated Notes (Note 12)	1,213	975

	25,322	19,546

Non-Controlling Interests (Note 15)	1,194	999
Shareholders' Equity	12,898	9,785

	39,414	30,330

Commitments, Contingencies and Guarantees (Note 23)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

On behalf of the Board:

Harold N. Kvisle Director	Kevin E. Benson Director

CONSOLIDATED FINANCIAL STATEMENTS        87

TRANSCANADA CORPORATION
CONSOLIDATED COMPREHENSIVE INCOME

Year ended December 31 (millions of dollars)	2008	2007	2006

Net Income	1,440	1,223	1,079

Change in foreign currency translation gains and losses on investments in foreign operations(1)	571	(350)	6
Change in gains and losses on hedges of investments in foreign operations(2)	(589)	79	(6)
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	(60)	42	–
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	(23)	42	–
Change in gains and losses on available-for-sale financial instruments(5)	2	–	–

Other Comprehensive Income/(Loss)	(99)	(187)	–

Comprehensive Income	1,341	1,036	1,079

(1)
Net of income tax recovery of $104 million in 2008 (2007 – $101 million expense; 2006 – $3 million expense).

(2)
Net of income tax recovery of $303 million in 2008 (2007 – $41 million expense; 2006 – $3 million recovery).

(3)
Net of income tax recovery of $41 million in 2008 (2007 – $27 million expense).

(4)
Net of income tax recovery of $19 million in 2008 (2007 – $23 million expense).

(5)
Net of income tax expense of nil in 2008.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

88        CONSOLIDATED FINANCIAL STATEMENTS

TRANSCANADA CORPORATION
CONSOLIDATED ACCUMULATED OTHER COMPREHENSIVE INCOME

(millions of dollars)	Currency Translation Adjustment	Cash Flow Hedges and Other	Total

Balance at December 31, 2005	(90)	–	(90)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	6	–	6
Change in gains and losses on hedges of investments in foreign operations(2)	(6)	–	(6)

Balance at December 31, 2006	(90)	–	(90)
Transition adjustment resulting from adopting new financial instruments standards(3)	–	(96)	(96)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(350)	–	(350)
Change in gains and losses on hedges of investments in foreign operations(2)	79	–	79
Change in gains and losses on derivative instruments designated as cash flow hedges(4)	–	42	42
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(5)(6)	–	42	42

Balance at December 31, 2007	(361)	(12)	(373)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	571	–	571
Change in gains and losses on hedges of investments in foreign operations(2)	(589)	–	(589)
Change in gains and losses on derivative instruments designated as cash flow hedges(4)	–	(60)	(60)
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(5)(6)	–	(23)	(23)
Change in gains and losses on available-for-sale financial instruments(7)	–	2	2

Balance at December 31, 2008	(379)	(93)	(472)

(1)
Net of income tax recovery of $104 million in 2008 (2007 – $101 million expense; 2006 – $3 million expense).

(2)
Net of income tax recovery of $303 million in 2008 (2007 – $41 million expense; 2006 – $3 million recovery).

(3)
Net of income tax recovery of $44 million in 2007.

(4)
Net of income tax recovery of $41 million in 2008 (2007 – $27 million expense).

(5)
Net of income tax recovery of $19 million in 2008 (2007 – $23 million expense).

(6)
The amount of losses related to cash flow hedges reported in accumulated other comprehensive income that will be reclassified to net income in 2009 is estimated to be $62 million ($41 million, net of tax). These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.

(7)
Net of income tax expense of nil in 2008.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED FINANCIAL STATEMENTS        89

TRANSCANADA CORPORATION
CONSOLIDATED SHAREHOLDERS' EQUITY

Year ended December 31 (millions of dollars)	2008	2007	2006

Common Shares
Balance at beginning of year	6,662	4,794	4,755
Proceeds from shares issued under public offering, net of issue costs (Note 16)	2,363	1,683	–
Shares issued under dividend reinvestment plan (Note 16)	218	157	–
Proceeds from shares issued on exercise of stock options (Note 16)	21	28	39

Balance at end of year	9,264	6,662	4,794

Contributed Surplus
Balance at beginning of year	276	273	272
Issuance of stock options (Note 16)	3	3	1

Balance at end of year	279	276	273

Retained Earnings
Balance at beginning of year	3,220	2,724	2,269
Net income	1,440	1,223	1,079
Common share dividends	(833)	(731)	(624)
Transition adjustment resulting from adopting new financial instruments accounting standards	–	4	–

Balance at end of year	3,827	3,220	2,724

Accumulated Other Comprehensive Income, Net of Income Taxes
Balance at beginning of year	(373)	(90)	(90)
Other comprehensive income/(loss)	(99)	(187)	–
Transition adjustment resulting from adopting new financial instruments accounting standards	–	(96)	–

Balance at end of year	(472)	(373)	(90)

	3,355	2,847	2,634

Total Shareholders' Equity	12,898	9,785	7,701

The accompanying notes to the consolidated financial statements are an integral part of these statements.

90        CONSOLIDATED FINANCIAL STATEMENTS

TRANSCANADA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1    DESCRIPTION OF TRANSCANADA'S BUSINESS

TransCanada Corporation (TransCanada or the Company) is a leading North American energy company. TransCanada operates in two business segments, Pipelines and Energy, each of which offers different products and services.

Pipelines

The Pipelines segment consists primarily of the Company's investments in regulated pipelines and regulated natural gas storage facilities. Through its Pipelines segment, TransCanada owns and operates:

•
a natural gas transmission system extending from the Alberta/Saskatchewan border east into Québec (Canadian Mainline);

•
a natural gas transmission system in Alberta (Alberta System);

•
a natural gas transmission system extending from producing fields located primarily in Oklahoma, Texas, Louisiana and the Gulf of Mexico to markets located primarily in Wisconsin, Michigan, Illinois, Ohio and Indiana, and to regulated natural gas storage facilities in Michigan (ANR);

•
a natural gas transmission system extending from the British Columbia (B.C.)/Idaho border to the Oregon/California border, traversing Idaho, Washington and Oregon (GTN System);

•
a natural gas transmission system extending from central Alberta to the B.C./United States border and to the Saskatchewan/U.S. border (Foothills);

•
a natural gas transmission system extending from Arizona to the Baja California, Mexico/California border (North Baja);

•
natural gas transmission systems in Alberta that supply natural gas to the oil sands region of northern Alberta and to a petrochemical complex at Joffre, Alberta (Ventures LP);

•
a natural gas transmission system in Mexico extending from Naranjos, Veracruz to Tamazunchale, San Luis Potosi (Tamazunchale);

•
a 53.6 per cent direct ownership interest in a natural gas transmission system that connects to the Canadian Mainline and serves markets in Eastern Canada and the northeastern and midwestern U.S. (Great Lakes);

•
a 50 per cent interest in a natural gas transmission system that connects with the Canadian Mainline and transports natural gas in Québec, from Montreal to the Portland system and to Québec City (TQM); and

•
a 61.7 per cent interest in a natural gas transmission system that extends from a point near East Hereford, Québec to the northeastern U.S. (Portland).

•
a 32.1 per cent interest in TC PipeLines, LP (PipeLines LP), which owns the following pipelines operated by TransCanada:

•
a 46.4 per cent interest in Great Lakes, in which TransCanada has a combined 68.5 per cent effective ownership interest through PipeLines LP and a direct interest described above;

•
a 50 per cent interest in a natural gas transmission system extending from a point near Monchy, Saskatchewan, to the U.S. Midwest (Northern Border), in which TransCanada has a 16.1 per cent effective ownership interest through PipeLines LP; and

•
100 per cent of a natural gas transmission system extending from Malin, Oregon to Wadsworth, Nevada (Tuscarora), in which TransCanada has a 32.1 per cent effective ownership interest through PipeLines LP.

TransCanada owns but does not operate:

•
a 44.5 per cent interest in a natural gas transmission system that connects with the Canadian Mainline near Waddington, New York, and delivers natural gas to customers in the northeastern U.S. (Iroquois);

•
a 46.5 per cent interest in a natural gas transmission system, extending from Mariquita in the central region of Colombia to Cali in the southwest region of Colombia (TransGas); and

•
a 30 per cent interest in a natural gas transmission system extending from Loma de la Lata, Argentina to Concepción, Chile (Gas Pacifico), and in an industrial natural gas marketing company based in Concepción (INNERGY).

TransCanada has a 62 per cent interest in a pipeline under construction that will transport crude oil from Hardisty, Alberta, to U.S. markets at Wood River and Patoka in Illinois, and at Cushing, Oklahoma (Keystone).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        91

Energy

The Energy segment consists primarily of the Company's investments in electrical power generation plants and non-regulated natural gas storage facilities. Through its Energy segment, the Company also sells electricity and holds interests in liquefied natural gas (LNG) regasification projects in North America. Through its Energy segment, TransCanada owns and operates:

•
natural gas-fired cogeneration plants in Alberta at Carseland, Redwater, Bear Creek and MacKay River;

•
a waste-heat fuelled power plant at the Cancarb thermal carbon black facility in Medicine Hat, Alberta (Cancarb);

•
a natural gas and oil-fired generating facility in Queens, New York, consisting of multiple units employing steam turbine, combined-cycle and combustion turbine technology (Ravenswood);

•
hydroelectric generation assets located in New Hampshire, Vermont and Massachusetts (TC Hydro);

•
a natural gas-fired, combined-cycle plant in Burrillville, Rhode Island (Ocean State Power);

•
a natural gas-fired cogeneration plant near Trois-Rivières, Québec (Bécancour);

•
a natural gas-fired cogeneration plant near Saint John, New Brunswick (Grandview); and

•
a natural gas storage facility near Edson, Alberta (Edson).

TransCanada owns but does not operate:

•
a 48.9 per cent partnership interest and a 31.6 per cent partnership interest in the nuclear power generation facilities of Bruce Power A L.P. (Bruce A) and Bruce Power L.P. (Bruce B) (collectively Bruce Power), respectively, located near Tiverton, Ontario;

•
a 62 per cent interest in the Baie-des-Sables, Anse-à-Valleau and Carleton wind farms, three of six planned wind farms in Gaspé, Québec (Cartier Wind); and

•
a 60 per cent interest in an underground natural gas storage facility near Crossfield, Alberta (CrossAlta).

TransCanada also has long-term power purchase arrangements (PPA) in place for:

•
100 per cent of the production of the Sundance A power facilities and, through a partnership, 50 per cent of the production of the Sundance B power facilities near Wabamun, Alberta; and

•
756 megawatts (MW) of the generating capacity from the Sheerness power facility near Hanna, Alberta.

TransCanada has interests in the following projects under construction:

•
a 50 per cent interest in a natural gas-fired, combined-cycle cogeneration plant near downtown Toronto, Ontario (Portlands Energy);

•
a natural gas-fired, combined-cycle power plant near Toronto (Halton Hills); and

•
a wind power project located in Kibby and Skinner Townships in northwestern Franklin County, Maine (Kibby Wind).

NOTE 2    ACCOUNTING POLICIES

The Company's consolidated financial statements have been prepared by management in accordance with Canadian GAAP. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current year's presentation.

In preparing these financial statements, TransCanada is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses as the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgement in making these estimates and assumptions. In the opinion of management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Basis of Presentation

The consolidated financial statements include the accounts of TransCanada and its subsidiaries. The Company consolidates its 32.1 per cent ownership interest in PipeLines LP and its 61.7 per cent interest in the Portland Natural Gas Transmission System (Portland) as the Company is able to exercise control over these assets. The other partners' interests are included in Non-Controlling Interests. TransCanada proportionately consolidates its share of the accounts of joint ventures in which the Company is able to exercise joint control. TransCanada uses the equity method of accounting for investments over which the Company is able to exercise significant influence.

92        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Regulation

The Canadian Mainline, Foothills Pipe Lines Ltd. (Foothills) and Trans Québec & Maritimes System (TQM) are subject to the authority of the National Energy Board (NEB) of Canada. The Alberta System is regulated by the Alberta Utilities Commission (AUC). The GTN System and North Baja (collectively, GTN), the ANR Pipeline Company, the ANR Storage Company and the other natural gas pipelines in the U.S. are subject to the authority of the U.S. Federal Energy Regulatory Commission (FERC). These natural gas transmission operations are regulated with respect to construction, operations and the determination of tolls. The timing of recognition of certain revenues and expenses in these regulated businesses may differ from that otherwise expected under GAAP to appropriately reflect the economic impact of the regulators' decisions regarding revenues and tolls. The impact of rate regulation on TransCanada is provided in Note 14 of these financial statements.

Revenue Recognition

Pipelines

In the Pipelines segment, revenues from Canadian operations subject to rate regulation are recognized in accordance with decisions made by the NEB and AUC. Revenues from U.S. operations subject to rate regulation are recorded in accordance with FERC rules and regulations. The Company's natural gas pipeline revenues are generally based on quantity of gas delivered or contracted capacity. Revenues are recognized on firm contracted capacity over the contract period. For interruptible or volumetric-based services, revenues are recorded when physical delivery is made. As the majority of the Company's natural gas pipelines are subject to rate regulation, revenues collected that are subject to rate proceedings may have to be refunded. Revenues from non-regulated operations are recorded when products have been delivered or services have been performed.

Energy

i)      Power

Revenues from the Company's Power business are primarily derived from the sale of electricity from energy marketing activities and from the sale of unutilized natural gas fuel, which are recorded in the month of delivery. Revenues also include capacity payments and ancillary services earned as well as the impact of energy derivative contracts, the accounting for which is described in the Financial Instruments section of this note.

ii)     Natural Gas Storage

Revenues earned from providing natural gas storage services are recognized in accordance with the terms of the natural gas storage contracts. Revenues earned on the sale of proprietary natural gas are recorded in the month of delivery. Forward contracts for the purchase or sale of natural gas, as well as proprietary natural gas inventory, are recorded at fair value with changes in fair value recorded in Revenues.

Cash and Cash Equivalents

The Company's cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less and are recorded at cost, which approximates fair value.

Inventories

Effective April 1, 2007, the Company adopted the accounting requirements for the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3031 "Inventories". Inventories primarily consist of materials and supplies, including spare parts, and are carried at the lower of average cost and net realizable value. The Company values its proprietary natural gas inventory held in storage at fair value, as measured by the one-month forward price for natural gas, less selling costs. To record inventory at fair value, TransCanada has designated its natural gas storage business as a broker/trader business that purchases and sells natural gas on a back-to-back basis. The Company records its net proprietary natural gas storage sales and purchases in Revenues. All changes in the fair value of the proprietary natural gas inventories are reflected in Inventories and Revenues.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        93

Plant, Property and Equipment

Pipelines

Plant, property and equipment of the Pipelines segment are carried at cost. Depreciation is calculated on a straight-line basis. Pipeline and compression equipment are depreciated at annual rates ranging from one per cent to 25 per cent and metering and other plant equipment are depreciated at various rates. The cost of regulated pipelines includes an allowance for funds used during construction (AFUDC) consisting of a debt and an equity component based on the rate of return on rate base approved by regulators. This allowance is reflected as an increase in the cost of the assets on the balance sheet. Interest is capitalized during construction of non-regulated pipelines. The equity component of AFUDC is a non-cash expenditure.

When regulated pipelines retire plant, property and equipment from service, the original book cost is removed from the gross plant amount and recorded as a reduction to accumulated depreciation. Costs incurred to remove a plant from service, net of any salvage proceeds, are also recorded in accumulated depreciation.

Energy

Major power generation and natural gas storage plant, equipment and structures in the Energy segment are recorded at cost and depreciated on a straight-line basis over estimated service lives at average annual rates ranging from two per cent to ten per cent. Nuclear power generation assets under capital lease are recorded initially at the present value of minimum lease payments at the inception of the lease and amortized on a straight-line basis over the shorter of their useful life and the remaining lease term. Other equipment is depreciated at various rates. The cost of major overhauls of equipment is capitalized and depreciated over the estimated service lives. Interest is capitalized on facilities under construction.

Corporate

Corporate plant, property and equipment are recorded at cost and depreciated on a straight-line basis over estimated useful lives at average annual rates ranging from three to 20 per cent.

Impairment of Long-Lived Assets

The Company reviews long-lived assets such as property, plant and equipment, and intangible assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. If the total of the estimated undiscounted future cash flows is less than the carrying value of the assets, an impairment loss is recognized for the excess of the carrying value over the fair value of the assets.

Acquisitions and Goodwill

The Company accounts for business acquisitions using the purchase method of accounting and, accordingly, the assets and liabilities of the acquired entities are recorded at their estimated fair values at the date of acquisition. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. An initial assessment is made by comparing the fair value of the operations, which includes goodwill, to the book values of each reporting unit. If this fair value is less than book value, an impairment is indicated and a second test is performed to measure the amount of the impairment. In the second test, the implied fair value of the goodwill is calculated by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value determined in the initial assessment. If the carrying value of the goodwill exceeds the calculated implied fair value of the goodwill, an impairment charge is recorded.

Power Purchase Arrangements

A PPA is a long-term contract for the purchase or sale of power on a predetermined basis. The initial payments for a PPA are deferred and amortized on a straight-line basis over the term of the contract, with remaining terms ranging from nine to 12 years. The PPAs under which TransCanada buys power are accounted for as operating leases. A portion of these PPAs has been subleased to third parties under similar terms and conditions. The subleases are accounted for as operating leases and TransCanada records the margin earned from the subleases as a component of Revenues.

Stock Options

TransCanada's Stock Option Plan permits options to be awarded to certain employees, including officers, to purchase common shares. The contractual life of options granted in 2003 and thereafter and options granted prior to 2003 is seven years and ten years, respectively. The Company uses the Black-Scholes model to determine fair value of the options on their grant date. Options may be exercised at a price determined at the time the option is awarded and vest 33.3 per cent on the anniversary date in each of the three years following the award. Forfeitures of stock options result from their expiration or from the resignation, retirement or termination of the option holder. Stock options become null and void upon forfeiture. The Company records compensation expense over the three-year vesting period, assuming a

94        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15 per cent forfeiture rate, with an offset to Contributed Surplus. This charge is reflected in the results of the Pipelines and Energy segments. Upon exercise of stock options, adjusted for stock options forfeited, amounts originally recorded against Contributed Surplus are reclassified to Common Shares.

Income Taxes

The taxes payable method of accounting for income taxes is used for tollmaking purposes for Canadian regulated natural gas transmission operations, as prescribed by regulators. It is not necessary to provide for future income taxes under the taxes payable method. As permitted by Canadian GAAP at December 31, 2008, this method is also used for accounting purposes, since there is reasonable expectation that future taxes payable will be included in future costs of service and recorded in revenues at that time. The liability method of accounting for income taxes is used for all of the Company's other operations. Under the liability method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates anticipated to apply to taxable income in the years in which temporary differences are anticipated to be recovered or settled. Changes to these balances are recognized in income in the period during which they occur.

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

Exchange gains or losses on monetary assets and liabilities are recorded in income except for exchange gains or losses on the principal amounts of foreign currency debt related to the Alberta System, Foothills and Canadian Mainline, which are deferred until they are refunded or recovered in tolls, as permitted by regulatory bodies.

Financial Instruments

Effective January 1, 2007, the Company adopted the accounting requirements for CICA Handbook Sections 1530 "Comprehensive Income", 3855 "Financial Instruments – Recognition and Measurement", and 3865 "Hedges". Effective December 31, 2007, the Company adopted the accounting requirements for CICA Handbook Sections 3862 "Financial Instruments – Disclosure", 3863 "Financial Instruments – Presentation", and 1535 "Capital Disclosures". Adjustments to the consolidated financial statements for 2007 were made on a prospective basis.

The CICA Handbook requires that all financial instruments initially be included on the balance sheet at their fair value. Subsequent measurement of the financial instruments is based on their classification. Financial assets are classified into the following categories: held for trading, available for sale, held-to-maturity investments and loans and receivables. Financial liabilities are classified as held for trading or other financial liabilities.

Held-for-trading derivative financial assets and liabilities consist of swaps, options, forwards and futures. A financial asset or liability may be designated as held for trading if it is entered into with the intention of generating a profit. The Company has not designated any non-derivative financial assets or liabilities as held for trading. Commodity held-for-trading financial instruments are initially recorded at their fair value and changes to fair value are included in Revenues. Changes in the fair value of interest rate and foreign exchange rate held-for-trading instruments are recorded in Financial Charges and in Interest Income and Other, respectively.

The available-for-sale classification includes non-derivative financial assets that are designated as available for sale or are not included in the other three classifications. TransCanada's available-for-sale financial instruments include fixed-income securities held for self-insurance. These instruments are accounted for initially at their fair value and changes to fair value are recorded through Other Comprehensive Income. Income from the settlement of available-for-sale financial assets will be included in Interest Income and Other.

The held-to-maturity classification consists of non-derivative financial assets that are accounted for at their amortized cost using the effective interest method. The Company does not have any held-to-maturity financial assets.

Trade receivables, loans and other receivables with fixed or determinable payments that are not quoted in an active market are classified as "loans and receivables" and are measured at amortized cost using the effective interest method, net of any impairment. Loans and receivables include primarily trade accounts receivable and non-interest-bearing third-party loans receivable. Interest and other income earned from these financial assets are recorded in Interest Income and Other.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        95

Other financial liabilities consist of liabilities not classified as held for trading. Items in this financial instrument category are recognized at amortized cost using the effective interest method. Interest expense is included in Financial Charges and in Financial Charges of Joint Ventures.

The Company uses derivatives and other financial instruments to manage its exposure to changes in foreign currency exchange rates, interest rates and energy commodity prices. The Company also uses a combination of derivatives and U.S. dollar-denominated debt to manage the foreign currency exposure of its foreign operations.

All derivatives are recorded on the balance sheet at fair value, with the exception of non-financial derivatives that were entered into and continue to be held for the purpose of receipt or delivery in accordance with the Company's expected purchase, sale or usage requirements. Changes in fair value of derivatives that are not designated in a hedging relationship are recorded in Net Income. Derivatives used in hedging relationships are discussed further in the Hedges section of this note.

Derivatives embedded in other financial instruments or contracts (host instrument) are recorded as separate derivatives and are measured at fair value if the economic characteristics of the embedded derivative are not closely related to the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the total contract is not held for trading or accounted for at fair value. Changes in the fair value of embedded derivatives that are recorded separately are included in Net Income.

The recognition of gains and losses on the derivatives for the Alberta System, Foothills and Canadian Mainline exposures is determined through the regulatory process. The gains and losses on derivatives accounted for as part of rate-regulated accounting are deferred in regulatory assets or regulatory liabilities.

Transaction costs are defined as incremental costs that are directly attributable to the acquisition, issue or disposal of a financial instrument. The Company offsets long-term debt transaction costs against the associated debt and amortizes these costs using the effective interest method for all costs except those related to the Canadian regulated pipelines, which continue to be amortized on a straight-line basis in accordance with the provisions of tolling mechanisms.

The Company records the fair values of material joint and several guarantees. The fair value of these guarantees is estimated by discounting the cash flows that would be incurred by the Company if letters of credit were used in place of the guarantees. Guarantees are recorded as an increase to an investment account, Property, Plant and Equipment or a charge to Net Income, and a corresponding liability is recorded in Deferred Amounts.

Hedges

The CICA Handbook specifies the criteria that must be satisfied in order to apply hedge accounting and the accounting for each of the permitted hedging strategies, including: fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in self-sustaining foreign operations. Hedge accounting is discontinued prospectively when the hedging relationship ceases to be effective or the hedging or hedged items cease to exist as a result of maturity, expiry, sale, termination, cancellation or exercise.

Documentation must be prepared at the inception of the hedging arrangement in order to qualify for hedge accounting treatment. In addition, the Company must perform an assessment of effectiveness at inception of the contract and at each reporting date.

In a fair value hedging relationship, the carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk. The changes in fair value are recognized in Net Income. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging item, which are also recorded in Net Income. Changes in the fair value of foreign exchange and interest rate fair value hedges are recorded in Interest Income and Other and Financial Charges, respectively. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to Net Income over the remaining term of the original hedging relationship.

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in Other Comprehensive Income, while any ineffective portion is recognized in Net Income in the same financial category as the underlying transaction. When hedge accounting is discontinued, the amounts recognized previously in Accumulated Other Comprehensive Income are reclassified to Net Income during the periods when the variability in cash flows of the hedged item affects Net Income. Gains and losses on derivatives are reclassified immediately to Net Income from Accumulated Other Comprehensive Income when the hedged item is sold or terminated early, or when a hedged anticipated transaction is no longer expected to occur.

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

In hedging the foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in Other Comprehensive Income and the ineffective portion is recognized in Net

96        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income. The amounts recognized previously in Accumulated Other Comprehensive Income are reclassified to Net Income in the event the Company settles or otherwise reduces its investment in a foreign operation.

Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, when a legal obligation to do so exists and a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset and the liability is accreted at the end of each period through charges to operating expenses.

It is not possible to determine the scope and timing of asset retirements related to regulated natural gas pipelines and, therefore, it is not possible to make a reasonable estimate of the fair value of the associated liability. As a result, the Company has not recorded an amount for asset retirement obligations related to regulated natural gas pipelines, with the exception of certain abandoned facilities. Management believes it is reasonable to assume that all retirement costs associated with its regulated pipelines will be recovered through tolls in future periods.

Similarly, it is not possible to determine the scope and timing of asset retirements related to hydroelectric power plants and, therefore, it is not possible to make a reasonable estimate of the fair value of the associated liability. As a result, the Company has not recorded an amount for asset retirement obligations related to hydroelectric power plants. With respect to the nuclear assets leased by Bruce Power, the Company has not recorded an amount for asset retirement obligations, as Bruce Power leases the assets and the lessor is responsible for decommissioning liabilities under the lease agreement.

Environmental Liabilities

The Company records liabilities on an undiscounted basis for environmental remediation efforts that are likely to occur and where the cost can be reasonably estimated. The estimates, including associated legal costs, are based on available information using existing technology and enacted laws and regulations. The estimates are subject to revision in future periods based on actual costs incurred or new circumstances. Any amounts expected to be recovered from other parties, including insurers, are recorded as an asset separate from the associated liability.

Employee Benefit and Other Plans

The Company sponsors defined benefit pension plans (DB Plans), defined contributions plans (DC Plans), a Savings Plan and other post-employment plans. Contributions made by the Company to the DC Plans and Savings Plan are expensed as incurred. The cost of the DB Plans and other post-employment benefits earned by employees is actuarially determined using the projected benefit method pro-rated based on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

The DB Plans' assets are measured at fair value. The expected return on the DB Plans' assets is determined using market-related values based on a five-year moving average value for all of the DB Plan's assets. Past service costs are amortized over the expected average remaining service life of the employees. Adjustments arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The excess of net actuarial gains or losses over 10 per cent of the greater of the benefit obligation and the market-related value of the DB Plans' assets, if any, is amortized over the average remaining service period of the active employees. When the restructuring of a benefit plan gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

The Company has medium-term incentive plans, which are payable in cash to eligible employees. The expense related to these incentive plans is accounted for on an accrual basis. Under these plans, units vest when certain conditions are met, including the employees' continued employment during a specified period and achievement of specified corporate performance targets.

Certain of the Company's joint ventures sponsor DB Plans. The Company records its proportionate share of expenses, funding contributions and accrued benefit assets and liabilities related to these plans.

NOTE 3    ACCOUNTING CHANGES

Future Accounting Changes

Rate-Regulated Operations

Effective January 1, 2009, the temporary exemption from CICA Handbook Section 1100 "Generally Accepted Accounting Principles", which permits the recognition and measurement of assets and liabilities arising from rate regulation, was withdrawn. In addition, Section 3465 "Income Taxes" was amended to require the recognition of future income tax assets and liabilities for rate-regulated entities. The Company has chosen to adopt accounting policies consistent with the U.S. Financial Accounting Standards Board's Financial Accounting Standard (FAS) 71 "Accounting for the Effects of Certain Types of Regulation". Accordingly, TransCanada will retain its current method of accounting for its

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        97

rate-regulated operations, except that TransCanada will be required to recognize future income tax assets and liabilities instead of using the taxes payable method, and will record an offsetting adjustment to regulatory assets and liabilities. If the Company had adopted FAS 71, at December 31, 2008, additional future income tax liabilities and a regulatory asset in the amount of $1,434 million would have been recorded and would have been recoverable from future revenue. These changes will be applied retrospectively without restatement beginning January 1, 2009.

Intangible Assets

The CICA Handbook implemented revisions to standards dealing with intangible assets effective for fiscal years beginning on or after October 1, 2008. The revisions are intended to align the definition of an intangible asset in Canadian GAAP with that in International Financial Reporting Standards (IFRS) and U.S. GAAP. CICA Handbook Section 1000 "Financial Statement Concepts" was revised to remove material that permitted the recognition of assets that might not otherwise meet the definition of an asset and to add guidance from the International Accounting Standards Board's (IASB) "Framework for the Preparation and Presentation of Financial Statements" that helps distinguish assets from expenses. CICA Handbook Section 3064 "Goodwill and Intangible Assets", which replaced CICA Handbook Section 3062 "Goodwill and Other Intangible Assets", gives guidance on the recognition of intangible assets as well as the recognition and measurement of internally developed intangible assets. In addition, CICA Handbook Section 3450 "Research and Development Costs" will be withdrawn from the Handbook. The Company does not expect these changes to have a material effect on its financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

CICA Handbook Section 1582 "Business Combinations" is effective for business combinations with an acquisition date after January 1, 2011. This standard was amended to require additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure. Adopting this standard is expected to have a material effect on the way the Company accounts for future business combinations. Entities adopting Section 1582 will also be required to adopt CICA Handbook Sections 1601 "Consolidated Financial Statements" and 1602 "Non-Controlling Interests". These standards will require a change in the measurement of non-controlling interest and will require the change to be presented as part of shareholders' equity on the balance sheet. In addition, the income statement of the controlling parent will include 100 per cent of the subsidiary's results and present the allocation between the controlling interest and non-controlling interest. These standards will be effective January 1, 2011, with early adoption permitted. The changes resulting from adopting Section 1582 will be applied prospectively and the changes from adopting Sections 1601 and 1602 will be applied retrospectively.

International Financial Reporting Standards

The CICA's Accounting Standards Board announced that Canadian publicly accountable enterprises are required to adopt IFRS, as issued by the IASB, effective January 1, 2011. In June 2008, the Canadian Securities Administrators proposed that Canadian public companies that are also U.S. Securities and Exchange Commission (SEC) registrants, such as TransCanada, retain the option to prepare their financial statements under U.S. GAAP instead of IFRS. In November 2008, the SEC issued for public comment a recommendation that, beginning in 2014, U.S. issuers be required to adopt IFRS using a phased-in approach based on market capitalization.

TransCanada is currently considering the impact a conversion to IFRS or U.S. GAAP would have on its accounting systems and financial statements. TransCanada's conversion project planning includes an analysis of project structure and governance, resources and training, analysis of key GAAP differences and a phased approach to the assessment of current accounting policies and implementation.

Under existing Canadian GAAP, TransCanada follows specific accounting policies unique to rate-regulated businesses. TransCanada is actively monitoring ongoing discussions and developments at the IASB regarding potential future guidance to clarify the applicability of certain aspects of rate-regulated accounting under IFRS. The IASB is expected to issue a proposed standard for rate-regulated businesses in 2009.

98        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4    SEGMENTED INFORMATION

NET INCOME(1)

Year ended December 31, 2008 (millions of dollars)	Pipelines	Energy	Corporate	Total

Revenues	4,650	3,969	–	8,619
Plant operating costs and other	(1,732)	(1,326)	(4)	(3,062)
Commodity purchases resold	–	(1,511)	–	(1,511)
Depreciation	(989)	(200)	–	(1,189)

	1,929	932	(4)	2,857
Financial charges	(674)	–	(269)	(943)
Financial charges of joint ventures	(49)	(23)	–	(72)
Interest income and other	73	6	13	92
Calpine bankruptcy settlements	279	–	–	279
Writedown of Broadwater LNG project costs	–	(41)	–	(41)
Income taxes	(548)	(260)	206	(602)
Non-controlling interests	(108)	–	(22)	(130)

Net Income	902	614	(76)	1,440

Year ended December 31, 2007 (millions of dollars)

Revenues	4,712	4,116	–	8,828
Plant operating costs and other	(1,670)	(1,353)	(7)	(3,030)
Commodity purchases resold	(72)	(1,887)	–	(1,959)
Depreciation	(1,021)	(158)	–	(1,179)

	1,949	718	(7)	2,660
Financial charges	(718)	1	(226)	(943)
Financial charges of joint ventures	(52)	(23)	–	(75)
Interest income and other	52	10	90	152
Gain on sale of assets	–	16	–	16
Income taxes	(470)	(208)	188	(490)
Non-controlling interests	(75)	–	(22)	(97)

Net Income	686	514	23	1,223

Year ended December 31, 2006 (millions of dollars)

Revenues	3,990	3,530	–	7,520
Plant operating costs and other	(1,380)	(1,024)	(7)	(2,411)
Commodity purchases resold	–	(1,707)	–	(1,707)
Depreciation	(927)	(131)	(1)	(1,059)

	1,683	668	(8)	2,343
Financial charges	(711)	–	(114)	(825)
Financial charges of joint ventures	(69)	(23)	–	(92)
Interest income and other	100	5	51	156
Gain on sale of assets	23	–	–	23
Income taxes	(410)	(198)	132	(476)
Non-controlling interests	(56)	–	(22)	(78)

Net income from continuing operations	560	452	39	1,051

Net income from discontinued operations				28

Net Income				1,079

(1)
Certain expenses such as indirect financial charges and related income taxes are not allocated to business segments when determining their net income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        99

TOTAL ASSETS

December 31 (millions of dollars)	2008	2007

Pipelines	25,020	22,024
Energy	12,006	7,037
Corporate	2,388	1,269

	39,414	30,330

GEOGRAPHIC INFORMATION

Year ended December 31 (millions of dollars)	2008	2007	2006

Revenues(1)
Canada – domestic	4,599	5,019	4,956
Canada – export	1,125	1,006	972
United States and other	2,895	2,803	1,592

	8,619	8,828	7,520

(1)
Revenues are attributed based on the country where the product or service originated.
December 31 (millions of dollars)	2008	2007

Plant, Property and Equipment
Canada	18,041	16,741
United States	10,973	6,564
Mexico	175	147

	29,189	23,452

CAPITAL EXPENDITURES

Year ended December 31 (millions of dollars)	2008	2007	2006

Pipelines	1,854	564	560
Energy	1,266	1,079	976
Corporate	14	8	36

	3,134	1,651	1,572

100        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5    PLANT, PROPERTY AND EQUIPMENT

	2008			2007

December 31 (millions of dollars)	Cost	Accumulated Depreciation	Net Book Value	Cost		Accumulated Depreciation	Net Book Value

Pipelines(1)
Canadian Mainline
Pipeline	8,740	4,269	4,471	8,889		4,149	4,740
Compression	3,373	1,399	1,974	3,371		1,303	2,068
Metering and other	344	140	204	345		140	205

	12,457	5,808	6,649	12,605		5,592	7,013
Under construction	16	–	16	28		–	28

	12,473	5,808	6,665	12,633		5,592	7,041

Alberta System
Pipeline	5,518	2,637	2,881	5,258		2,504	2,754
Compression	1,552	914	638	1,522		842	680
Metering and other	846	317	529	831		297	534

	7,916	3,868	4,048	7,611		3,643	3,968
Under construction	354	–	354	120		–	120

	8,270	3,868	4,402	7,731		3,643	4,088

ANR
Pipeline	976	69	907	772		25	747
Compression	579	61	518	424		32	392
Metering and other	686	50	636	483		6	477

	2,241	180	2,061	1,679		63	1,616
Under construction	31	–	31	69		–	69

	2,272	180	2,092	1,748		63	1,685

GTN
Pipeline	1,482	215	1,267	1,181		134	1,047
Compression	562	63	499	436		39	397
Metering and other	134	23	111	81		3	78

	2,178	301	1,877	1,698		176	1,522
Under construction	30	–	30	31		–	31

	2,208	301	1,907	1,729		176	1,553

Great Lakes	1,875	744	1,131	1,509		552	957
Foothills	1,655	873	782	1,647		819	828
Northern Border	1,530	682	848	1,232		528	704
Keystone – under construction	1,361	–	1,361	158		–	158
Other(2)	2,078	566	1,512	1,705		439	1,266

	8,499	2,865	5,634	6,251		2,338	3,913

	33,722	13,022	20,700	30,092		11,812	18,280

Energy
Nuclear(3)	1,604	364	1,240	1,479		286	1,193
Natural gas/oil – Ravenswood(4)	1,977	22	1,955	n/a	(5)	n/a	n/a
Natural gas – Other(6)	1,702	504	1,198	1,570		383	1,187
Hydro	628	48	580	503		28	475
Wind	391	18	373	288		6	282
Natural gas storage	374	46	328	358		33	325
Other	156	82	74	137		78	59

	6,832	1,084	5,748	4,335		814	3,521
Under construction(7)	2,687	–	2,687	1,606		–	1,606

	9,519	1,084	8,435	5,941		814	5,127

Corporate	74	20	54	60		15	45

	43,315	14,126	29,189	36,093		12,641	23,452

(1)
In 2008, the Company capitalized $27 million (2007 – $14 million) relating to AFUDC.

(2)
Pipelines – Other primarily includes assets of Iroquois, Portland, TQM, Tuscarora and Tamazunchale.

(3)
Includes assets under capital lease relating to Bruce Power.

(4)
TransCanada acquired Ravenswood on August 26, 2008.

(5)
Not applicable, as there are no comparative amounts for prior years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        101

(6)
Certain owned power generation facilities with long-term PPAs are accounted for as assets under operating leases. The net book value of these facilities was $77 million at December 31, 2008 (2007 – $78 million). Revenues of $14 million were recognized in 2008 (2007 – $16 million) through the sale of electricity under the related PPAs.

(7)
Energy assets under construction primarily include expenditures for the Bruce A refurbishment and restart, and for construction of Halton Hills, Portland Energy, Kibby Wind and Coolidge.

NOTE 6    GOODWILL

The Company has recorded the following goodwill on its acquisitions in the U.S.:

(millions of dollars)	Pipelines	Energy	Total

Balance at January 1, 2007	281	–	281
Acquisition of ANR	2,235	–	2,235
Acquisition of additional interests in Great Lakes	573	–	573
Acquisition of additional interest in Tuscarora	3	–	3
Foreign exchange and adjustments	(459)	–	(459)

Balance at December 31, 2007	2,633	–	2,633
Acquisition of Ravenswood	–	949	949
Foreign exchange and adjustments	749	66	815

Balance at December 31, 2008	3,382	1,015	4,397

NOTE 7    OTHER ASSETS

December 31 (millions of dollars)	2008	2007

PPAs(1)	651	709
Prepaid operating lease(2)	369	n/a
Pension and other benefit plans (Note 21)	234	234
Regulatory assets (Note 14)	201	336
Fair value of derivative contracts (Note 17)	191	204
Loans and advances(3) (Note 23)	140	137
Deferred project development costs(4)	116	40
Equity investments(5)	85	63
Other	241	217

	2,228	1,940

(1)
The following amounts related to the PPAs are included in the consolidated financial statements:
	2008			2007

December 31 (millions of dollars)	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

PPAs	915	264	651	915	206	709

  Amortization expense for the PPAs was $58 million for the year ended December 31, 2008 (2007 – $58 million; 2006 – $58 million). The expected annual amortization expense in each of the next five years is: 2009 – $58 million; 2010 – $58 million; 2011 – $57 million; 2012 – $57 million; and 2013 – $57 million.

(2)
The balance at December 31, 2008 represents the long-term portion of a prepaid operating lease from the acquisition of Ravenswood. The expected annual operating lease expense in each of the next five years is US$10 million.

(3)
The balance at December 31, 2008 represents a $140-million loan (2007 – $137 million) to the Aboriginal Pipeline Group (APG) to finance the APG for its one-third share of project development costs related to the Mackenzie Gas Pipeline project. The ability to recover this investment remains dependent upon the successful outcome of the project.

(4)
The balance at December 31, 2008 includes $74 million (2007 – nil) related to the proposed expansion of the Keystone pipeline project and $42 million related to the Bison pipeline project. The balance of $40 million at December 31, 2007 related to the Broadwater LNG project and, in 2008, TransCanada wrote down $41 million of capitalized costs related to this project after the New York Department of State rejected a proposal to construct this facility.

(5)
The balance primarily relates to the Company's 46.5 per cent ownership interest in TransGas.

102        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8    JOINT VENTURE INVESTMENTS

			TransCanada's Proportionate Share

			Income/(Loss) Before Income Taxes Year ended December 31			Net Assets December 31

(millions of dollars)	Ownership Interest as at December 31, 2008		2008	2007	2006	2008	2007

Pipelines
Northern Border(1)			59	67	52	479	415
Iroquois	44.5%		32	25	25	239	163
TQM	50.0%		12	11	11	69	74
Keystone	61.9%	(2)	(7)	n/a	n/a	906	207
Great Lakes(3)			–	13	69	–	–
Other	Various		15	13	6	70	48
Energy
Bruce A	48.9%		46	8	75	2,012	1,640
Bruce B	31.6%		136	140	140	429	325
CrossAlta	60.0%		44	59	64	56	38
Cartier Wind	62.0%	(4)	12	10	2	365	275
TC Turbines	50.0%		9	5	5	31	29
Portlands Energy	50.0%		–	–	–	334	269
ASTC Power Partnership	50.0%	(5)	–	–	–	70	76

			358	351	449	5,060	3,559

(1)
PipeLines LP acquired an additional 20 per cent general partnership interest in Northern Border in April 2006, increasing its general partnership interest to 50 per cent. Through TransCanada's 32.1 per cent ownership interest in PipeLines LP, Northern Border became a jointly controlled entity and TransCanada commenced proportionately consolidating its investment in Northern Border on a prospective basis. The Company's effective ownership of Northern Border, net of non-controlling interests, was 16.1 per cent at December 31, 2008 and 2007.

(2)
In December 2007, ConocoPhillips exercised its option to become a 50 per cent partner with TransCanada in Keystone. As a result, TransCanada transferred $207 million of net assets and ConocoPhillips contributed $207 million of cash to each become a 50 per cent joint venture partner in Keystone. In 2008, TransCanada agreed to increase its equity ownership in the Keystone partnerships to 79.99 per cent. ConocoPhillips' equity ownership will be reduced concurrently to 20.01 per cent. TransCanada's increase in ownership is expected to occur as the Company funds 100 per cent of the construction expenditures until the participants' project capital contributions are aligned with the revised ownership interests. At December 31, 2008, TransCanada's equity ownership in the Keystone partnerships was 61.9 per cent (December 31, 2007 – 50.0 per cent), however, strategic, operational and financial decisions are made jointly with ConocoPhillips.

(3)
In February 2007, TransCanada acquired an additional 3.6 per cent interest in Great Lakes, bringing its direct ownership interest to 53.6 per cent, and PipeLines LP acquired a 46.4 per cent interest in Great Lakes, giving TransCanada an indirect 14.9 per cent interest in Great Lakes. As a result of these transactions, the Company's effective ownership interest in Great Lakes, net of non-controlling interests, was 68.5 per cent at December 31, 2008 and 2007. TransCanada commenced consolidating its investment in Great Lakes on a prospective basis effective February 22, 2007.

(4)
TransCanada proportionately consolidates its 62 per cent interest in the Cartier Wind assets. The first three phases of the six-phase Cartier Wind project, Baie-des-Sables, Anse-à-Valleau and Carleton, began operating in November 2006, 2007 and 2008, respectively.

(5)
The Company has a 50 per cent ownership interest in ASTC Power Partnership, an Alberta partnership which holds the Sundance B PPA. The underlying power volumes related to this ownership interest are effectively transferred to TransCanada.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        103

Summarized Financial Information of Joint Ventures

Year ended December 31 (millions of dollars)	2008	2007	2006

Income
Revenues	1,264	1,305	1,382
Plant operating costs and other	(683)	(736)	(686)
Depreciation	(154)	(150)	(163)
Financial charges and other	(69)	(68)	(84)

Proportionate share of joint venture income before income taxes	358	351	449

Year ended December 31 (millions of dollars)	2008	2007	2006

Cash Flows
Operating activities	1,067	420	645
Investing activities	(2,031)	(761)	(641)
Financing activities(1)	952	409	(31)
Effect of foreign exchange rate changes on cash and cash equivalents	23	(8)	9

Proportionate share of increase/(decrease) in cash and cash equivalents of joint ventures	11	60	(18)

(1)
Financing activities included cash outflows resulting from distributions paid to TransCanada of $287 million in 2008 (2007 – $361 million; 2006 – $470 million) and cash inflows resulting from capital contributions paid by TransCanada of $1,067 million in 2008 (2007 – $771 million; 2006 – $452 million).
December 31 (millions of dollars)	2008	2007

Balance Sheet
Cash and cash equivalents	181	170
Other current assets	159	343
Plant, property and equipment	6,341	4,283
Other assets/(deferred amounts), net	45	(69)
Current liabilities	(793)	(293)
Long-term debt	(871)	(873)
Future income taxes	(2)	(2)

Proportionate share of net assets of joint ventures	5,060	3,559

104        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9    ACQUISITIONS AND DISPOSITIONS

Acquisitions

Pipelines

Keystone

In 2008, TransCanada agreed to increase its equity ownership in the Keystone partnerships up to 79.99 per cent from 50 per cent, with ConocoPhillips' equity ownership being reduced concurrently to 20.01 per cent. The increase in ownership is expected to occur as TransCanada funds 100 per cent of the construction expenditures until the participants' project capital contributions are aligned with the revised ownership interests. In accordance with the agreement, TransCanada funded $362 million of cash calls, resulting in the acquisition of an incremental 12 per cent ownership interest for $176 million, bringing TransCanada's ownership interest to 62 per cent at December 31, 2008. TransCanada continues to proportionately consolidate the Keystone partnerships.

During 2008, Keystone purchased pipeline facilities located in Saskatchewan and Manitoba from the Canadian Mainline for use in the construction of the Keystone oil pipeline. The sale was completed in three phases for total proceeds of $65 million, with no gain recognized on the sale.

ANR and Great Lakes

On February 22, 2007, TransCanada acquired from El Paso Corporation 100 per cent of American Natural Resources Company and ANR Storage Company (collectively, ANR) and an additional 3.6 per cent interest in Great Lakes Gas Transmission Limited Partnership (Great Lakes) for a total of US$3.4 billion, including US$491 million of assumed long-term debt. The acquisitions were accounted for using the purchase method of accounting. TransCanada began consolidating ANR and Great Lakes in the Pipelines segment after the acquisition date. The purchase price was allocated as follows:

Purchase Price Allocation

(millions of US dollars)	ANR	Great Lakes	Total

Current assets	250	4	254
Plant, property and equipment	1,617	35	1,652
Other non-current assets	83	–	83
Goodwill	1,945	32	1,977
Current liabilities	(179)	(3)	(182)
Long-term debt	(475)	(16)	(491)
Other non-current liabilities	(357)	(19)	(376)

	2,884	33	2,917

TC PipeLines, LP Acquisition of Interest in Great Lakes

On February 22, 2007, PipeLines LP acquired from El Paso Corporation a 46.4 per cent interest in Great Lakes for US$942 million, including US$209 million of assumed long-term debt. The acquisition was accounted for using the purchase method of accounting. TransCanada began consolidating Great Lakes in the Pipelines segment after the acquisition date. As of February 2007, TransCanada's effective ownership interest in Great Lakes was 68.5 per cent, comprising its direct ownership interest and its indirect ownership interest through PipeLines LP. The purchase price was allocated as follows:

Purchase Price Allocation

(millions of US dollars)

Current assets	42
Plant, property and equipment	465
Other non-current assets	1
Goodwill	457
Current liabilities	(23)
Long-term debt	(209)

733

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        105

The allocation of the purchase price for these transactions was made using the fair value of the net assets at the date of acquisition. Tolls charged by ANR and Great Lakes are subject to rate regulation based on historical costs. As a result, the regulated net assets, other than ANR's gas held for sale, were determined to have a fair value equal to their rate-regulated value.

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

Tuscarora

In December 2007, PipeLines LP exercised its option to purchase Sierra Pacific Resources' remaining one per cent interest in Tuscarora Gas Transmission Company (Tuscarora) for US$2 million. In addition, PipeLines LP purchased TransCanada's one per cent interest in Tuscarora for US$2 million. Beginning December 2007, PipeLines LP owned 100 per cent of Tuscarora, resulting in TransCanada's effective ownership of 32.1 per cent, net of non-controlling interests.

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

Northern Border

In April 2006, PipeLines LP acquired an additional 20 per cent general partnership interest in Northern Border Pipeline Company (Northern Border) for US$307 million, in addition to indirectly assuming US$122 million of debt. The purchase price was allocated US$114 million to Goodwill, US$122 million to Long-Term Debt and the balance primarily to Plant, Property and Equipment. Factors that contributed to goodwill included opportunities for expansion and a stronger competitive position. The goodwill recognized on this transaction is amortizable for tax purposes. As of April 2006, PipeLines LP owned 50 per cent of Northern Border, giving TransCanada effective ownership of 16.1 per cent, net of non-controlling interests.

Energy

Ravenswood

On August 26, 2008, TransCanada acquired from National Grid plc 100 per cent of the 2,480 MW Ravenswood power facility for US$2.9 billion, subject to certain post-closing adjustments. The acquisition was accounted for using the purchase method of accounting. TransCanada began consolidating Ravenswood in the Energy segment subsequent to the acquisition date. The preliminary allocation of the purchase price at December 31, 2008 was as follows:

Purchase Price Allocation

(millions of US dollars)

Current assets	149
Plant, property and equipment	1,666
Other non-current assets	305
Goodwill	835
Current liabilities	(19)
Other non-current liabilities	(20)

2,916

A preliminary allocation of the purchase price, subject to certain post-closing adjustments, has been made using fair values of the net assets at the date of acquisition. Factors that contributed to goodwill included the opportunity to expand the Energy segment further in the U.S. market and to gain a stronger competitive position in the North American power generation business. The goodwill recognized on this transaction is amortizable for tax purposes.

106        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dispositions

Pipelines

Northern Border Partners, L.P. Interest

In April 2006, TransCanada sold its 17.5 per cent general partner interest in Northern Border Partners, L.P., generating net proceeds of $33 million (US$30 million) and recognizing an after-tax gain of $13 million. The net gain was recorded in the Pipelines segment and the Company recorded a $10 million income tax charge on the transaction, including $12 million of current income tax expense.

Energy

Ontario Land Sale

In November 2007, TransCanada's Energy segment sold land in Ontario that had previously been held for development, generating net proceeds of $37 million and recognizing an after-tax gain of $14 million on the sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        107

NOTE 10    LONG-TERM DEBT

		2008		2007

Outstanding loan amounts (millions of dollars unless otherwise indicated)	Maturity Dates	Outstanding December 31	Interest Rate(1)	Outstanding December 31	Interest Rate(1)

TRANSCANADA PIPELINES LIMITED
Debentures
Canadian dollars	2009 to 2020	1,251	10.8%	1,351	10.9%
U.S. dollars (2008 and 2007 – US$600)(2)	2012 to 2021	734	9.5%	594	9.5%
Medium-Term Notes
Canadian dollars(3)	2009 to 2031	3,653	5.3%	3,413	6.1%
Senior Unsecured Notes
U.S. dollars (2008 – US$4,723; 2007 – US$3,223)(4)	2009 to 2038	5,751	6.3%	3,161	6.0%

		11,389		8,519

NOVA GAS TRANSMISSION LTD.
Debentures and Notes
Canadian dollars	2010 to 2024	439	11.5%	501	11.6%
U.S. dollars (2008 and 2007 – US$375)	2012 to 2023	457	8.2%	368	8.2%
Medium-Term Notes
Canadian dollars	2025 to 2030	502	7.4%	607	7.2%
U.S. dollars (2008 and 2007 – US$33)	2026	39	7.5%	32	7.5%

		1,437		1,508

TRANSCANADA PIPELINE USA LTD.
Bank Loan
U.S. dollars (2008 – US$700; 2007 – US$860)	2012	857	2.4%	850	5.7%

ANR PIPELINE COMPANY
Senior Unsecured Notes
U.S. dollars (2008 and 2007 – US$444)	2010 to 2025	541	9.1%	435	9.1%

GAS TRANSMISSION NORTHWEST CORPORATION
Senior Unsecured Notes
U.S. Dollars (2008 and 2007 – US$400)	2010 to 2035	488	5.4%	399	5.4%

TC PIPELINES, LP
Unsecured Loan
U.S. dollars (2008 – US$475; 2007 – US$507)	2011	580	2.7%	499	6.2%

GREAT LAKES GAS TRANSMISSION LIMITED PARTNERSHIP
Senior Unsecured Notes
U.S. dollars (2008 – US$430; 2007 – US$440)	2011 to 2030	526	7.8%	434	7.8%

TUSCARORA GAS TRANSMISSION COMPANY
Senior Unsecured Notes
U.S. dollars (2008 – US$64; 2007 – US$69)	2010 to 2012	78	7.4%	67	7.4%

PORTLAND NATURAL GAS TRANSMISSION SYSTEM
Senior Secured Notes
U.S. dollars (2008 – US$196; 2007 – US$211)(5)	2018	236	6.1%	205	6.1%

OTHER
Senior Notes
U.S. dollars (2008 – US$18; 2007 – US$17)	2011	22	7.3%	17	7.3%

		16,154		12,933
Less: Current Portion of Long-Term Debt		786		556

		15,368		12,377

108        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)
Interest rates are the effective interest rates except for those pertaining to long-term debt issued for the Company's regulated operations, in which case the weighted average interest rate is presented as required by the regulators. Weighted average and effective interest rates are stated as at the respective outstanding dates.

(2)
Includes fair value adjustments for interest rate swap agreements on US$50 million of debt at December 31, 2008 and 2007.

(3)
Includes fair value adjustments for interest rate swap agreements on $50 million of debt at December 31, 2008 (2007 – $150 million).

(4)
Includes fair value adjustments for interest rate swap agreements on US$150 million of debt at December 31, 2008 and 2007.

(5)
Senior Secured Notes are secured by shipper transportation contracts, existing and new guarantees, letters of credit and collateral requirements.

Principal Repayments

Principal repayments on the long-term debt of the Company for the next five years are approximately as follows: 2009 – $786 million; 2010 – $531 million; 2011 – $1,014 million; 2012 – $1,370 million; and 2013 – $1,180 million.

Debt Shelf Programs – TransCanada PipeLines Limited

In January 2009, the Company filed a debt shelf prospectus in the U.S. qualifying for issuance US$3.0 billion of debt securities.

In March 2007, the Company filed debt shelf prospectuses in Canada and the U.S. qualifying for issuance $1.5 billion of Medium-Term Notes and US$1.5 billion of debt securities, respectively. Subsequent to the February 2009 debt issue discussed below, the Company had $300 million of remaining capacity available under the Canadian shelf prospectus.

In September 2007, the Company replaced the March 2007 U.S. debt shelf prospectus with a US$2.5 billion U.S. debt shelf prospectus. At December 31, 2008, the Company had fully utilized its capacity under the September 2007 U.S. shelf prospectus.

TransCanada PipeLines Limited

On February 17, 2009, TransCanada completed the issuance of Medium-Term Notes of $300 million and $400 million maturing in February 2014 and February 2039, respectively, and bearing interest at 5.05 per cent and 8.05 per cent, respectively. These notes were issued under the $1.5 billion debt shelf prospectus filed in Canada in March 2007.

On January 9, 2009, TransCanada issued US$750 million and US$1.25 billion of Senior Unsecured Notes maturing in January 2019 and January 2039, respectively, and bearing interest at 7.125 per cent and 7.625 per cent, respectively. These notes were issued under the January 2009 U.S. debt shelf prospectus.

In August 2008, TransCanada issued $500 million of Medium-Term Notes maturing in August 2013, and bearing interest at 5.05 per cent under the March 2007 Canadian debt shelf prospectus.

In August 2008, TransCanada issued US$850 million and US$650 million of Senior Unsecured Notes maturing in August 2018 and August 2038, respectively, and bearing interest at 6.50 per cent and 7.25 per cent, respectively. These notes were issued under the September 2007 U.S. debt shelf prospectus.

In October 2007, TransCanada issued US$1.0 billion of Senior Unsecured Notes under the U.S. debt shelf filed in September 2007.

NOVA Gas Transmission Ltd.

Debentures issued by NOVA Gas Transmission Ltd. (NGTL) in the amount of $225 million have retraction provisions that entitle the holders to require redemption of up to eight per cent of the then outstanding principal plus accrued and unpaid interest on specified repayment dates. No redemptions were made to December 31, 2008.

TransCanada PipeLine USA Ltd.

In February 2007, TransCanada PipeLine USA Ltd. established a US$1.0 billion committed, unsecured, syndicated credit facility, consisting of a US$700-million five-year term loan and a US$300-million five-year, extendible revolving facility. There was an outstanding balance of US$700 million and US$860 million on the credit facility at December 31, 2008 and 2007, respectively. In 2008, the maturity date of the revolving portion of the facility was extended to February 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        109

TC PipeLines, LP

In February 2007, PipeLines LP increased its syndicated revolving credit and term loan facility in connection with its acquisition of a 46.4 per cent interest in Great Lakes. The amount available under the facility increased to US$950 million from US$410 million and consisted of a US$700-million senior term loan and a US$250-million senior revolving credit facility, with US$194 million of the senior term loan amount terminated upon closing of the Great Lakes acquisition. During 2008, an additional US$13 million (2007 – US$18 million) of the senior term loan was terminated due to principal repayments. There was an outstanding balance of US$475 million and US$507 million on the credit facility at December 31, 2008 and 2007, respectively.

Sensitivity

A one per cent change in interest rates would have the following effect assuming all other variables were to remain constant:

(millions of dollars)	Increase	Decrease

Effect on fair value of fixed interest rate debt	(895)	1,014
Effect on interest expense of variable interest rate debt	2	(2)

Financial Charges

Year ended December 31 (millions of dollars)	2008	2007	2006

Interest on long-term debt	970	948	846
Interest on junior subordinated notes	68	43	n/a
Interest on short-term debt	32	48	23
Capitalized interest	(141)	(68)	(60)
Amortization and other financial charges(1)	14	(28)	16

	943	943	825

(1)
Amortization and other financial charges in 2008 and 2007 included amortization of transaction costs and debt discounts calculated using the effective interest method.

The Company made interest payments of $833 million in 2008 (2007 – $966 million; 2006 – $771 million).

110        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11    LONG-TERM DEBT OF JOINT VENTURES

		2008		2007

Outstanding loan amounts (millions of dollars)	Maturity Dates	Outstanding December 31(1)	Interest Rate(2)	Outstanding December 31(1)	Interest Rate(2)

NORTHERN BORDER PIPELINE COMPANY
Senior Unsecured Notes
(2008 – US$225; 2007 – US$232)	2009 to 2021	275	7.7%	229	7.7%
Bank Facility
(2008 – US$96; 2007 – US$83)	2012	116	3.4%	82	5.3%
IROQUOIS GAS TRANSMISSION SYSTEM, L.P.
Senior Unsecured Notes
(2008 – US$160; 2007 – US$165)	2010 to 2027	195	7.6%	162	7.5%
Bank Loan
(2007 – US$7)		–		7	7.4%
BRUCE POWER L.P. AND BRUCE POWER A L.P.
Capital Lease Obligations	2018	235	7.5%	243	7.5%
Term Loan	2031	95	7.1%	n/a
TRANS QUÉBEC & MARITIMES PIPELINE INC.
Bonds	2009 to 2010	137	6.0%	137	6.0%
Term Loan	2011	18	1.9%	28	4.6%
OTHER	2009 to 2010	5	5.5%	15	4.5%

		1,076		903
Less: Current Portion of Long-Term Debt of Joint Ventures		207		30

		869		873

(1)
Amounts outstanding represent TransCanada's proportionate share.

(2)
Interest rates are the effective interest rates except those pertaining to long-term debt issued for TQM's regulated operations, in which case the weighted average interest rate is presented as required by the regulators. Weighted average and effective interest rates are stated as at the respective outstanding dates. At December 31, 2008, the effective interest rate resulting from swap agreements was 4.1 per cent on the Northern Border bank facility (2007 – nil). At December 31, 2007, the effective interest rate resulting from swap agreements was 7.5 per cent on the Iroquois bank loan.

The long-term debt of joint ventures is non-recourse to TransCanada, except that TransCanada has provided certain pro-rata guarantees related to the capital lease obligations of Bruce Power. The security provided with respect to the debt of each joint venture is limited to the rights and assets of the joint venture and does not extend to the rights and assets of TransCanada, except to the extent of TransCanada's investment. TQM's bonds are secured by a first interest in all TQM real and immoveable property and rights, a floating charge on all residual property and assets, and a specific interest on bonds of TQM Finance Inc. and on rights under all licenses and permits relating to the TQM pipeline system and natural gas transportation agreements.

Subject to meeting certain requirements, the Bruce Power capital lease agreements provide for renewals commencing January 1, 2019. The first renewal is for a period of one year and each of 12 renewals thereafter is for a period of two years.

The Company's proportionate share of principal repayments for the next five years resulting from maturities and sinking fund obligations of the non-recourse joint venture debt is approximately as follows: 2009 – $194 million; 2010 – $212 million; 2011 – $30 million; 2012 – $126 million; and 2013 – $8 million.

The Company's proportionate share of principal payments for the next five years resulting from the capital lease obligations of Bruce Power is approximately as follows: 2009 – $13 million; 2010 – $13 million; 2011 – $15 million; 2012 – $18 million; and 2013 – $20 million.

In September 2008, Bruce A entered into a $193 million unsecured term loan, maturing December 2031 and bearing interest at 7.12 per cent.

In April 2007, Northern Border established a US$250-million five-year unsecured bank facility. A portion of the bank facility was drawn to refinance US$150 million of the Senior Unsecured Notes that matured on May 1, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        111

Sensitivity

A one per cent change in interest rates would have the following effects assuming all other variables were to remain constant:

(millions of dollars)	Increase	Decrease

Effect on fair value of fixed interest rate debt	(39)	44
Effect on interest expense of variable interest rate debt	1	(1)

Financial Charges of Joint Ventures

Year ended December 31 (millions of dollars)	2008	2007	2006

Interest on long-term debt	45	50	67
Interest on capital lease obligations	18	18	19
Short-term interest and other financial charges	7	4	3
Deferrals and amortization	2	3	3

	72	75	92

The Company's proportionate share of the interest payments of joint ventures was $50 million in 2008 (2007 – $45 million; 2006 – $73 million).

The Company's proportionate share of interest payments from the capital lease obligations of Bruce Power was $18 million in 2008 (2007 – $18 million; 2006 – $20 million).

NOTE 12    JUNIOR SUBORDINATED NOTES

		2008		2007

Outstanding loan amount (millions of dollars)	Maturity Dates	Outstanding December 31	Effective Interest Rate	Outstanding December 31	Effective Interest Rate

TRANSCANADA PIPELINES LIMITED
U.S. dollars (2008 and 2007 – US$1,000)	2017	1,213	6.5%	975	6.5%

In April 2007, TransCanada PipeLines Limited (TCPL) issued US$1.0 billion of Junior Subordinated Notes, maturing in 2067 and bearing interest of 6.35 per cent per year until May 15, 2017, when interest will convert to a floating rate, reset quarterly to the three-month London Interbank Offered Rate (LIBOR) plus 221 basis points. The Company has the option to defer payment of interest for periods of up to ten years without giving rise to a default and without permitting acceleration of payment under the terms of the Junior Subordinated Notes. The Company would be prohibited from paying dividends during any deferral period. The Junior Subordinated Notes are subordinated in right of payment to existing and future senior indebtedness and are effectively subordinated to all indebtedness and obligations of TCPL. The Junior Subordinated Notes are callable at the Company's option at any time on or after May 15, 2017 at 100 per cent of the principal amount of the Junior Subordinated Notes plus accrued and unpaid interest to the date of redemption. The Junior Subordinated Notes are callable earlier, in whole or in part, upon the occurrence of certain events and at the Company's option at an amount equal to the greater of 100 per cent of the principal amount of the Junior Subordinated Notes plus accrued and unpaid interest to the date of redemption and an amount determined by a specified formula in accordance with the terms of the Junior Subordinated Notes. The Junior Subordinated Notes were issued under the U.S. debt shelf prospectus filed in March 2007.

Sensitivity

A one per cent change in interest rates would have the following effects assuming all other variables were to remain constant:

(millions of dollars)	Increase	Decrease

Effect on fair value of Junior Subordinated Notes	(45)	49

112        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13    DEFERRED AMOUNTS

December 31 (millions of dollars)	2008	2007

Fair value of derivative contracts (Note 17)	694	205
Regulatory liabilities (Note 14)	551	525
Employee benefit plans (Note 21)	219	196
Asset retirement obligations (Note 20)	114	88
Other	141	93

	1,719	1,107

NOTE 14    REGULATED BUSINESSES

TransCanada's regulated businesses include Canadian and U.S. natural gas pipelines. Regulatory assets and liabilities represent future revenues that are expected to be recovered from or refunded to customers. They arise from certain costs and revenues generated in the current period or in prior periods that may be collected from or refunded to shippers if, through the rate-setting process, it is found that revenues were over-or under-collected. Regulatory assets and liabilities are only recognized when approved by the applicable regulatory authorities. In addition to GAAP financial reporting, TransCanada's regulated pipelines file financial reports using accounting regulations required by their respective regulators.

Canadian Regulated Operations

Canadian natural gas transmission services are supplied under gas transportation tariffs that provide for cost recovery, including return of and return on capital as approved by the applicable regulatory authorities.

Rates charged by TransCanada's wholly owned and partially owned Canadian regulated pipelines are set typically through a process that involves filing an application with the regulators for a change in rates. Regulated rates are underpinned by the total annual revenue requirement, which comprises specified annual return on capital, including debt and equity, and all necessary operating expenses, taxes and depreciation.

TransCanada's Canadian regulated pipelines have generally been subject to a cost-of-service model wherein forecasted costs, including a return on capital, equal the revenues for the upcoming year. To the extent that actual costs and revenues are more or less than the forecasted costs and revenues, the regulators generally allow the difference to be deferred to a future period and recovered or refunded in rates at that time. Costs for which the regulator does not allow the difference between actual and forecast to be deferred are included in the determination of net income in the year they are incurred.

The Canadian Mainline, Foothills and TQM pipelines are regulated by the NEB under the National Energy Board Act (Canada). The Alberta System is regulated by the AUC primarily under the provisions of the Gas Utilities Act (Alberta) and the Pipeline Act (Alberta). The AUC regulates the construction and operation of facilities, and the terms and conditions of services, including rates for the Alberta System. The NEB regulates the construction and operation of facilities, and the terms and conditions of services, including rates, for the Company's other Canadian regulated natural gas transmission systems. The Alberta System has filed an application with the NEB to change its regulatory jurisdiction from the AUC to the NEB. The NEB's decision is expected in first quarter 2009.

Canadian Mainline

The Canadian Mainline currently operates under a five-year tolls settlement, which is effective January 1, 2007, to December 31, 2011. Canadian Mainline's cost of capital for establishing tolls under the settlement reflects a rate of return on common equity (ROE) as determined by the NEB's ROE formula, on a deemed common equity ratio of 40 per cent. The allowed ROE in 2008 for Canadian Mainline was 8.71 per cent (2007 – 8.46 per cent). The remaining capital structure consists of short- and long-term debt following the agreed-upon redemption of US$460 million of Preferred Securities in 2007.

The settlement also establishes the Canadian Mainline's fixed operations, maintenance and administrative (OM&A) costs for each year of the five years. Any variance between actual OM&A costs and those agreed to in the settlement accrue to TransCanada from 2007 to 2009. Variances in OM&A costs will be shared equally between TransCanada and its customers in 2010 and 2011. All other cost elements of the revenue requirement are treated on a flow-through basis. There are also performance-based incentive arrangements that provide mutual benefits to both TransCanada and its customers.

Alberta System

In March 2008, NOVA Gas Transmission Ltd. (NGTL) reached a revenue requirement settlement with interested stakeholders for 2008 and 2009 on the Alberta System. In December 2008, the AUC approved the 2008-2009 Revenue Requirement Settlement Application, which is effective for the full two-year period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        113

As part of the settlement, fixed costs were established for certain operating costs, ROE and income taxes. Any variances between actual costs and those agreed to in the settlement accrue to TransCanada, subject to ROE and income tax adjustment mechanisms. All other costs of the revenue requirement are treated on a flow-through basis.

Other Canadian Pipelines

The NEB approves pipeline tolls on an annual cost of service basis for Foothills and TQM. The NEB allows each pipeline to charge a schedule of tolls based on the estimated cost of service. This schedule of tolls is used for the current year until a new toll filing is made for the following year. Differences between the estimated cost of service and the actual cost of service are calculated and reflected in the subsequent year's tolls.

The ROE for Foothills, which is based on the NEB-allowed ROE formula, was 8.71 per cent in 2008 (2007 – 8.46 per cent) on a deemed equity component of 36 per cent.

In September 2008, the NEB approved TQM's application for a three-year partial negotiated settlement with interested parties concerning all cost of service matters, with the exception of cost of capital and associated income taxes, for the years 2007 to 2009. In December 2007, TQM filed a cost of capital application with the NEB for the years 2007 and 2008, which requests approval of an 11 per cent return on deemed common equity of 40 per cent. An NEB hearing on the application concluded in October 2008 and a decision from the NEB is expected in early 2009. TQM currently is subject to the NEB ROE formula on deemed common equity of 30 per cent. TQM tolls remain in effect on an interim basis pending a decision on the application. Any adjustments to the interim tolls will be recorded in accordance with the decision.

U.S. Regulated Operations

TransCanada's wholly owned and partially owned U.S. pipelines are 'natural gas companies' operating under the provisions of the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and the Energy Policy Act of 2005, and are subject to the jurisdiction of the FERC. The Natural Gas Act of 1938 grants the FERC authority over the construction and operation of pipelines and related facilities. The FERC also has authority to regulate rates for natural gas transportation in interstate commerce.

ANR

ANR's operations are regulated primarily by the FERC. ANR's natural gas storage and transportation services regulated by the FERC also operate under approved tariff rates. ANR Pipeline's rates were established pursuant to a settlement approved by a FERC order issued in February 1998 and became effective in November 1997. These tariffs include maximum and minimum rate levels for services and permit ANR to discount or negotiate rates on a non-discriminatory basis. ANR Storage Company's rates were established pursuant to a settlement approved by the FERC in April 1990 and became effective in June 1990. None of ANR's FERC-regulated operations are required to file for new rates at any time in the future, nor are any of the operations prohibited from filing a case for new rates.

GTN

GTN is regulated by the FERC. Both of GTN's natural gas pipeline systems, the GTN System and North Baja, operate in accordance with FERC-approved tariffs that establish maximum and minimum rates for various services. The pipelines are permitted to discount or negotiate these rates on a non-discriminatory basis. The GTN System and its customers reached a rate case settlement in November 2007 that was approved by the FERC in January 2008. GTN's financial results in 2007 reflected the terms of the settlement. In 2008, the GTN System refunded to customers amounts collected above the settlement rates for the period from January 1, 2007 through October 31, 2007. Under the settlement, a five-year moratorium was established during which the GTN System and the settling parties are prohibited from taking certain actions under the Natural Gas Act of 1938, including any filings. The GTN System is also required to file a rate case within seven years. Rates for capacity on North Baja were established in 2002 in the FERC's initial order certifying construction and operations of North Baja.

Great Lakes

Great Lakes' rates and tariffs are regulated by the FERC. In 2000, Great Lakes negotiated an overall rate settlement with its customers that established the rates currently in effect. The settlement expired October 31, 2005, with no requirement to file for new rates at any time, nor is Great Lakes prohibited from filing such a rate case. Great Lakes' services are provided pursuant to its FERC-approved tariff, which includes, among other factors, maximum and minimum rate levels for services and permits Great Lakes to negotiate or discount rates on a non-discriminatory basis.

Portland

In April 2008, Portland filed a general rate case under the Natural Gas Act of 1938, in accordance with the terms of its previous settlement approved by the FERC in 2003. The proposed tariffs, which included a rate increase of approximately six per cent, became effective September 1, 2008, subject to refund, in accordance with a FERC order dated May 1, 2008. The rate case hearing is scheduled to begin in July 2009.

Northern Border

Northern Border and its customers reached a settlement in September 2006 that was approved by the FERC in November 2006. The settlement established maximum long-term mileage-based rates and charges for transportation on Northern Border's system. The settlement provided for seasonal rates, which vary on a monthly basis, for short-term transportation services. It also included a three-year moratorium on filing rate cases and on participants filing challenges to rates, and required that Northern Border file a general rate case within six years. Northern Border is required to provide services under negotiated and discounted rates on a non-discriminatory basis.

114        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Regulatory Assets and Liabilities

Year ended December 31 (millions of dollars)	2008	2007	Remaining Recovery/ Settlement Period

			(years)
Regulatory Assets
Unrealized losses on derivatives(1)	67	106	1 - 5
Foreign exchange on long-term debt principal(2)	32	34	21
Deferred income tax on carrying costs capitalized during construction of utility plant(3)	26	20	n/a
Unamortized issue costs on Preferred Securities(4)	18	19	18
Phase II preliminary expenditures(5)	16	18	7
Transitional other benefit obligations(6)	15	16	8
Unamortized post-retirement benefits(7)	11	13	3 - 5
Operating and debt-service regulatory assets(8)	–	85	n/a
Other	16	25	n/a

Total Regulatory Assets (Other Assets)	201	336

Regulatory Liabilities
Operating and debt-service regulatory liabilities(8)	234	3	1
Foreign exchange gain on redemption of Preferred Securities, net of income tax of $10 million (2007 – $15 million)(4)	101	150	3
Foreign exchange on long-term debt(9)	70	266	4 - 21
Post-retirement benefits other than pension(10)	58	38	n/a
Unamortized gains on derivatives(1)	24	n/a	4
Fuel tracker(11)	23	29	n/a
Negative salvage(12)	16	17	n/a
Other	25	22	n/a

Total Regulatory Liabilities (Deferred Amounts)	551	525

(1)
Unrealized gains and losses on derivatives represent the net position of fair value gains and losses on cross-currency and interest-rate swaps, and forward foreign currency contracts, which act as economic hedges. The cross-currency swaps pertain to foreign debt instruments associated with the Canadian Mainline, Foothills and Alberta System. Pre-tax operating results would have been $63 million higher in 2008 (2007 – $22 million lower) if these amounts had not been recorded as regulatory assets and liabilities.

(2)
The foreign exchange on long-term debt principal account in the Alberta System, as approved by the AUC, is designed to facilitate the recovery or refund of foreign exchange gains and losses over the life of the foreign currency debt issues. Realized gains and losses and estimated net future losses on foreign currency debt are amortized over the remaining years of the longest outstanding U.S. debt issue. The annual amortization amount is included in the determination of tolls for the year. Pre-tax operating results would have been $2 million lower in 2008 (2007 – $1 million higher) if these amounts had not been recorded as regulatory assets.

(3)
Rate-regulated accounting allows the capitalization of both equity and interest components for the carrying costs of funds used during the construction of utility assets. The capitalized AFUDC is depreciated as part of the total depreciable plant after the utility assets are placed in service. Equity AFUDC is not subject to income taxes, therefore, a deferred tax provision is recorded with an offset to a corresponding regulatory asset.

(4)
In July 2007, the Company redeemed the US$460-million 8.25 per cent Preferred Securities that underpinned the Canadian Mainline's investment base. Upon redemption of the securities, there was a realized foreign exchange gain that will flow through, net of income tax, to Canadian Mainline's customers over the five years of the current rate case settlement. In addition, the issue costs on the Preferred Securities will be amortized over 20 years beginning January 1, 2007. GAAP would have required the foreign exchange gain and the unamortized issue costs to be included in the operating results of the Canadian Mainline in the year the securities were redeemed if these amounts had not been recorded as regulatory assets. This would have (decreased)/increased 2008 pre-tax operating results by $(54) million and $1 million (2007 – $165 million and $(19) million) related to the foreign exchange gain and issue costs, respectively.

(5)
Phase II preliminary expenditures are costs incurred by Foothills prior to 1981 related to development of Canadian facilities to deliver Alaskan gas. These costs have been approved by the regulator for collection through straight-line amortization over the period November 2002 to December 2015. Pre-tax operating results would have been $2 million higher in 2008 (2007 – $2 million higher) if these amounts had not been recorded as regulatory assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        115

(6)
The regulatory asset with respect to the annual transitional other benefit obligations is being amortized over 17 years to December 2016, at which time the full transitional obligation will have been recovered through tolls. Pre-tax operating results would have been $1 million higher in 2008 (2007 – $2 million higher) if these amounts had not been recorded as regulatory assets.

(7)
An amount is recovered in ANR's rates for post-retirement benefits other than pensions (PBOP). A curtailment and special termination benefits charge related to PBOP for a closed group of retirees was recorded as a regulatory asset and is being amortized through 2011. Pre-tax operating results would have been $3 million higher in 2008 (2007 – $3 million higher) if these amounts had not been recorded as regulatory assets.

(8)
Operating and debt-service regulatory assets and liabilities represent the accumulation of cost and revenue variances approved by the regulatory authority for inclusion in determining tolls for the immediate following calendar year. Pre-tax operating results would have been $316 million higher in 2008 (2007 – $152 million lower) if these amounts had not been recorded as regulatory assets and liabilities.

(9)
Foreign exchange on long-term debt of the Canadian Mainline, Alberta System and Foothills represents the variance resulting from revaluing foreign currency-denominated debt instruments to the current foreign exchange rate from the historic foreign exchange rate. Foreign exchange gains and losses realized when foreign debt matures or is redeemed early are expected to be recovered or refunded through the determination of future tolls. In the absence of rate-regulated accounting, GAAP would have required the inclusion of these unrealized gains or losses either on the balance sheet or income statement depending on whether the foreign debt is designated as a hedge of the Company's net investment in foreign assets.

(10)
An amount is recovered in ANR's rates for PBOP. This regulatory liability represents the difference between the amount collected in rates and the amount of PBOP expense. No PBOP expense was recorded in 2008 and 2007.

(11)
ANR's tariff stipulates a fuel tracker mechanism to track over- or under-collections of fuel used and gas lost and unaccounted for (collectively, fuel). The fuel tracker represents the difference between the value of 'in-kind' natural gas retained from shippers and the actual amount of natural gas used for fuel by ANR. Any over- or under-collections are returned to or collected from shippers through a prospective annual adjustment to fuel retention rates. A regulatory asset or liability is established for the difference between ANR's actual fuel use and amounts collected through its fuel rates. Pre-tax operating results are not affected by the fuel tracker mechanism.

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

As prescribed by regulators, the taxes payable method of accounting for income taxes is used for toll-making purposes on Canadian regulated natural gas transmission operations. As permitted by GAAP at December 31, 2008, this method is also used for accounting purposes. Consequently, future income tax liabilities have not been recognized, as it is expected they will be recovered through future rates when the amounts become payable. In the absence of rate-regulated accounting, GAAP would have required the recognition of future income tax liabilities. If the liability method of accounting had been used, additional future income tax liabilities would have been recorded at December 31, 2008 and would have been recoverable from future revenues. The liability method of accounting is used for both accounting and toll-making purposes for the U.S. natural gas transmission operations. Under this method, future income tax assets and liabilities are recognized based on the differences between financial statement carrying amounts and the tax basis of the assets and liabilities. This method is also used for toll-making purposes for the U.S. natural gas transmission operations. As a result, current year's revenues include a tax provision that is calculated based on the liability method of accounting and there is no recognition of a related regulatory asset or liability. Effective January 1, 2009, the Company will be adopting policies consistent with FAS 71 to account for its rate-regulated pipelines, as discussed in Note 3.

116        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15    NON-CONTROLLING INTERESTS

The Company's non-controlling interests included in the consolidated balance sheet were as follows:

December 31 (millions of dollars)	2008	2007

Non-controlling interest in PipeLines LP	721	539
Preferred shares of subsidiary	389	389
Non-controlling interest in Portland	84	71

	1,194	999

The Company's non-controlling interests included in the consolidated income statement are as follows:

Year ended December 31 (millions of dollars)	2008	2007	2006

Non-controlling interest in PipeLines LP	62	65	43
Preferred share dividends of subsidiary	22	22	22
Non-controlling interest in Portland	46	10	13

	130	97	78

The non-controlling interests in PipeLines LP and Portland as at December 31, 2008 represented the 67.9 per cent and 38.3 per cent interest, respectively, not owned by TransCanada (2007 – 67.9 per cent and 38.3 per cent, respectively).

TransCanada received revenues of $2 million from PipeLines LP in 2008 (2007 – $2 million; 2006 – $1 million) and $7 million from Portland in 2008 (2007 – $7 million; 2006 – $6 million) for services it provided.

Preferred Shares of Subsidiary

December 31	Number of Shares	Dividend Rate Per Share	Redemption Price Per Share	2008	2007

	(thousands)			(millions of dollars)	(millions of dollars)
Cumulative First Preferred Shares of Subsidiary
Series U	4,000	$2.80	$50.00	195	195
Series Y	4,000	$2.80	$50.00	194	194

				389	389

The authorized number of preferred shares of TCPL issuable in series is unlimited. All of the cumulative first preferred shares of TCPL are without par value.

On or after October 15, 2013, TCPL may redeem the Series U shares at $50 per share and on or after March 5, 2014, TCPL may redeem the Series Y shares at $50 per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        117

NOTE 16    COMMON SHARES

	Number of Shares	Amount

	(thousands)	(millions of dollars)
Outstanding at January 1, 2006	487,236	4,755
Exercise of options	1,739	39

Outstanding at December 31, 2006	488,975	4,794
Issuance of common shares(1)	45,390	1,683
Dividend reinvestment and share purchase plan	4,147	157
Exercise of options	1,253	28

Outstanding at December 31, 2007	539,765	6,662
Issuance of common shares(1)	69,805	2,363
Dividend reinvestment and share purchase plan	5,976	218
Exercise of options	925	21

Outstanding at December 31, 2008	616,471	9,264

(1)
Net of underwriting commissions and future income taxes.

Common Shares Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

In July 2008, TransCanada filed a final short form base shelf prospectus in Canada and the U.S. to allow for the offering of up to $3.0 billion of common shares, preferred shares and/or subscription receipts in Canada and the U.S. until August 2010. This shelf prospectus replaced the previous base shelf prospectus filed in January 2007. The Company issued the following equity under the July 2008 prospectus:

•
In fourth quarter 2008, TransCanada completed a public offering of common shares at a purchase price of $33.00 per share. The entire issue of 35.1 million common shares, including the full exercise of a 15 per cent over-allotment option by the underwriters, resulted in gross proceeds of $1.2 billion.

In January 2007, TransCanada filed a short form base shelf prospectus in Canada and the U.S. to allow for the offering of up to $3.0 billion of common shares, preferred shares and/or subscription receipts in Canada and the U.S. until February 2009. The Company issued the following equity under the January 2007 prospectus:

•
In first quarter 2007, the Company completed a public offering of common shares at a purchase price of $38.00 per share. The entire issue of 45.4 million common shares, including the full exercise of a 15 per cent over-allotment option by the underwriters, resulted in gross proceeds of $1.7 billion.

•
In May 2008, TransCanada completed a public offering of common shares at a purchase price of $36.50 per share. The entire issue of 34.7 million common shares, including the full exercise of a 15 per cent over-allotment option by the underwriters, resulted in gross proceeds of $1.3 billion.

Net Income per Share

During the year, the weighted average number of common shares of 569.6 million and 571.5 million (2007 – 529.9 million and 532.5 million; 2006 – 488.0 million and 490.6 million) were used to calculate basic and diluted earnings per share, respectively. The increase in the weighted average number of shares for the diluted earnings per share calculation is due to the options exercisable under TransCanada's Stock Option Plan.

118        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Options

	Number of Options	Weighted Average Exercise Prices	Options Exercisable

	(thousands)		(thousands)
Outstanding January 1, 2006	8,714	$22.67	6,300
Granted	1,841	$34.48
Exercised	(1,739)	$21.44
Forfeited	(17)	$30.98

Outstanding at December 31, 2006	8,799	$25.37	5,888
Granted	1,083	$38.10
Exercised	(1,253)	$22.77
Forfeited	(20)	$35.08

Outstanding at December 31, 2007	8,609	$27.32	6,118
Granted	872	$39.75
Exercised	(925)	$22.26
Forfeited	(55)	$35.23

Outstanding at December 31, 2008	8,501	$29.10	6,461

Stock options outstanding at December 31, 2008, were as follows:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life

	(thousands)		(years)	(thousands)		(years)
$10.03 to $20.58	1,242	$17.22	1.9	1,242	$17.22	1.9
$20.59 to $21.86	927	$21.42	3.1	927	$21.42	3.1
$22.33 to $24.49	766	$22.33	1.2	766	$22.33	1.2
$24.61 to $26.85	971	$26.84	2.1	971	$26.84	2.1
$30.09 to $33.08	1,527	$31.33	3.8	1,314	$31.04	3.7
$35.23	1,106	$35.23	4.2	854	$35.23	4.2
$36.67 to $38.10	983	$38.07	5.1	341	$38.02	5.1
$38.14 to $39.75	979	$39.57	6.1	46	$38.29	5.3

	8,501	$29.10	3.4	6,461	$26.31	3.3

An additional 4.0 million common shares were reserved for future issuance under TransCanada's Stock Option Plan at December 31, 2008. In 2008, TransCanada issued 871,733 options to purchase common shares at an average price of $39.75 under the Company's Stock Option Plan and the weighted average fair value of each option was determined to be $3.27 (2007 – $4.22; 2006 – $3.53). The Company used the Black-Scholes model for determining the fair value of options granted applying the following weighted average assumptions for 2008: four years of expected life (2007 and 2006 – four years); 1.5 per cent interest rate (2007 and 2006 – 4.1 per cent); 28 per cent volatility (2007 – 15 per cent; 2006 – 14 per cent); and 4.5 per cent dividend yield (2007 – 3.6 per cent; 2006 – 3.7 per cent). The amount expensed for stock options, with a corresponding increase in contributed surplus, was $4 million in 2008 (2007 – $4 million; 2006 – $3 million).

The total intrinsic value of options exercised in 2008 was $15 million. As at December 31, 2008, the aggregate intrinsic value was $48 million for each of the total currently exercisable options and the total outstanding options. In 2008, the 1.4 million shares that vested had a fair value of $45 million.

Shareholder Rights Plan

TransCanada's Shareholder Rights Plan is designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Under certain circumstances, each common share is entitled to one right that entitles certain holders to purchase two common shares of the Company for the price of one.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        119

Dividend Reinvestment and Share Purchase Plan

Commencing in 2007, TransCanada's Board of Directors authorized the issuance of common shares from treasury at a discount to participants in the Company's Dividend Reinvestment and Share Purchase Plan (DRP). Under the DRP, eligible shareholders may reinvest their dividends and make optional cash payments to obtain additional TransCanada common shares. The discount was set at two per cent commencing with the dividend payable in April 2007 and was increased to three per cent for the dividend payable in January 2009. The Company reserves the right to alter the discount or return to purchasing shares on the open market at any time. In accordance with the DRP, dividends of $218 million were paid in 2008 by the issuance from treasury of 6.0 million common shares. In 2007, dividends of $157 million were paid by the issuance from treasury of 4.1 million common shares. Prior to the April 2007 dividend, TransCanada purchased shares on the open market and provided them to DRP participants at cost.

NOTE 17    RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Risk Management Overview

TransCanada has exposure to market risk, counterparty credit risk, and liquidity risk. TransCanada engages in risk management activities with the primary objective being to protect earnings, cash flow and, ultimately, shareholder value.

Risk management strategies, policies and limits are designed to ensure TransCanada's risks and related exposures are in line with the Company's business objectives and risk tolerance. Risks are managed within limits ultimately established by the Company's Board of Directors, implemented by senior management and monitored by risk management and internal audit personnel. The Board of Directors' Audit Committee oversees how management monitors compliance with risk management policies and procedures, and oversees management's review of the adequacy of the risk management framework. Internal audit personnel assist the Audit Committee in its oversight role by performing regular and ad-hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee. The Board of Directors also has a Governance Committee that assists in overseeing the risk management activities of TransCanada. The Governance Committee monitors, reviews with management and makes recommendations related to TransCanada's risk management programs and policies on an ongoing basis.

Market Risk

The Company constructs and invests in large infrastructure projects, purchases and sells commodities, issues short-term and long-term debt, including amounts in foreign currencies, and invests in foreign operations. These activities expose the Company to market risk from changes in commodity prices, foreign exchange rates and interest rates, which affect the Company's earnings and the value of the financial instruments it holds.

The Company uses derivatives as part of its overall risk management policy to manage exposure to market risk that results from these activities. Derivative contracts used to manage market risk generally consist of the following:

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

•
Options – contractual agreements to convey the right, but not the obligation, of the purchaser to buy or sell a specific amount of a financial instrument or commodity at a fixed price, either at a fixed date or at any time within a specified period. The Company enters into option agreements to mitigate the impact of changes in interest rates, foreign exchange rates and commodity prices.

Commodity Price Risk

The Company is exposed to commodity price movements as part of its normal business operations, particularly in relation to the prices of electricity, natural gas and oil products. A number of strategies are used to mitigate these exposures, including the following:

•
Subject to the Company's overall risk management policies, the Company commits a significant portion of its expected power supply to fixed-price medium-term or long-term sales contracts, while reserving an amount of unsold supply to mitigate price risk in its asset portfolio.

•
The Company purchases a portion of the natural gas and oil products required for its power plants or enters into contracts that base the sales price of electricity on the cost of natural gas, effectively locking in a margin. A significant portion of the electricity needed to fulfill the Company's power sales commitments is purchased with contracts or fulfilled through power generation, thereby reducing the Company's exposure to fluctuating commodity prices.

•
The Company enters into offsetting or back-to-back positions and derivative financial instruments to manage price risk exposure in power and natural gas commodities created by certain fixed and variable pricing arrangements for different pricing indices and delivery points.

120        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company assesses its commodity contracts and derivative instruments used to manage commodity risk to determine the appropriate accounting treatment. Contracts, with the exception of leases, have been assessed to determine whether they or certain aspects of them meet the definition of a derivative. Certain commodity purchase and sale contracts are derivatives but are not within the scope of CICA Handbook Section 3855 "Financial Instruments – Recognition and Measurement", as they were entered into and continue to be held for the purpose of receipt or delivery in accordance with the Company's expected purchase, sale or usage requirements exemption. Certain other contracts are not within the scope of Section 3855 as they are considered to meet other exemptions.

TransCanada manages its exposure to seasonal natural gas price spreads in its natural gas storage business by economically hedging storage capacity with a portfolio of third-party storage capacity contracts and proprietary natural gas purchases and sales. TransCanada simultaneously enters into a forward purchase of natural gas for injection into storage and an offsetting forward sale of natural gas for withdrawal at a later period, thereby locking in future positive margins and effectively eliminating exposure to price movements of natural gas. Fair value adjustments recorded each period on proprietary natural gas storage inventory and these forward contracts may not be representative of the amounts that will be realized on settlement.

Natural Gas Inventory Price Risk

At December 31, 2008, $76 million (2007 – $190 million) of proprietary natural gas inventory was included in Inventories. Effective April 2007, TransCanada began valuing its proprietary natural gas inventory held in storage at fair value, as measured by the one-month forward price for natural gas less selling costs. The Company did not have any proprietary natural gas inventory held in storage prior to April 2007. In 2008, the net change in fair value of proprietary natural gas held in inventory was a net unrealized loss of $7 million (2007 – nil), which was recorded as a decrease to Revenue and Inventory. In 2008, the net change in fair value of natural gas forward purchases and sales contracts was a net unrealized gain of $7 million (2007 – $10 million) which was included in Revenues.

Foreign Exchange and Interest Rate Risk

Foreign exchange and interest rate risk is created by fluctuations in the fair value or cash flow of financial instruments due to changes in foreign exchange rates and/or market interest rates.

A portion of TransCanada's earnings from its Pipelines and Energy operations is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar can affect TransCanada's earnings. This foreign exchange impact is offset by certain related debt and financing costs being denominated in U.S. dollars and by the Company's hedging activities. Due to its increased U.S. operations, TransCanada has a greater exposure to U.S. currency fluctuations than in prior years.

The Company uses foreign currency and interest rate derivatives to manage the foreign exchange and interest rate risks related to its debt and other U.S. dollar-denominated transactions, and to manage the interest rate exposure of the Canadian Mainline, Alberta System and Foothills operations. Certain of the realized gains and losses on these derivatives are shared with shippers on predetermined terms. These gains and losses are deferred as regulatory assets and liabilities until they are recovered from or paid to the shippers in accordance with the terms of the shipping agreements.

TransCanada has floating interest rate debt, which subjects it to interest rate cash flow risk. The Company uses a combination of forwards, interest rate swaps and options to manage its exposure to this risk.

Net Investment in Self-Sustaining Foreign Operations

The Company hedges its net investment in self-sustaining foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, forward foreign exchange contracts, cross-currency interest rate swaps and foreign exchange options. At December 31, 2008, the Company had designated as a net investment hedge U.S. dollar-denominated debt with a carrying value of $7.2 billion (US$5.9 billion) (2007 – $4.7 billion (US$4.7 billion)) and a fair value of $5.9 billion (US$4.8 billion) (2007 – $4.8 billion (US$4.8 billion)). In January 2009, the Company issued an additional US$2.0 billion of long-term debt and designated it as a hedge of the net U.S. dollar investment in foreign operations. At December 31, 2008, $254 million was included in Deferred Amounts for the fair value of the forwards, swaps and options used to hedge the Company's net U.S. dollar investment in foreign operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        121

The fair values and notional or principal amount for the derivatives designated as a net investment hedge were as follows:

	2008		2007

Asset/(Liability) December 31 (millions of dollars)	Fair Value	Notional or Principal Amount	Fair Value	Notional or Principal Amount

U.S. dollar cross-currency swaps
(maturing 2009 to 2014)	(218)	U.S. 1,650	77	U.S. 350
U.S. dollar forward foreign exchange contracts
(maturing 2009)	(42)	U.S. 2,152	(4)	U.S. 150
U.S. dollar options
(maturing 2009)	6	U.S. 300	3	U.S. 600

	(254)	U.S. 4,102	76	U.S. 1,100

VaR Analysis

TransCanada uses a Value-at-Risk (VaR) methodology to estimate the potential impact resulting from its exposure to market risk. VaR estimates the potential change in pre-tax earnings over a given holding period for a specified confidence level. The VaR number calculated and used by TransCanada reflects the 95 per cent probability that the daily change resulting from normal market fluctuations in its liquid positions will not exceed the reported VaR. The VaR methodology is a statistically-calculated, probability-based approach that takes into consideration market volatilities as well as risk diversification by recognizing offsetting positions and correlations among products and markets. Risks are measured across all products and markets, and risk measures are aggregated to arrive at a single VaR number.

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

TransCanada's estimation of VaR includes wholly owned subsidiaries and incorporates relevant risks associated with each market or business unit. The calculation does not include the Pipelines segment as the rate-regulated nature of the pipeline business reduces the impact of market risks. The Company's Board of Directors has established a VaR limit, which is monitored on an ongoing basis as part of the Company's risk management policy. TransCanada's consolidated VaR was $23 million at December 31, 2008 (2007 – $8 million). The increase from December 31, 2007 was primarily due to the Ravenswood acquisition.

Counterparty Credit Risk

Counterparty credit risk represents the financial loss the Company would experience if a counterparty to a financial instrument failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company.

Counterparty credit risk is managed through established credit management techniques, including conducting financial and other assessments to establish and monitor a counterparty's creditworthiness, setting exposure limits, monitoring exposures against these limits, using master netting arrangements and obtaining financial assurances where warranted. In general, financial assurances include guarantees, letters of credit and cash. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis. The Company believes these measures minimize its counterparty credit risk but there is no certainty that these processes will protect it against all losses.

TransCanada's maximum counterparty credit exposure with respect to financial instruments at the balance sheet date consisted primarily of the carrying amount, which approximates fair value, of non-derivative financial assets, such as accounts receivable, as well as the fair value of derivative financial assets.

The Company does not have significant concentrations of counterparty credit risk with any individual counterparties and the majority of counterparty credit exposure is with counterparties who are investment grade. At December 31, 2008, there were no significant amounts past due or impaired.

TransCanada has significant credit and performance exposures to financial institutions as they provide committed credit lines and cash deposit facilities, critical liquidity in the foreign exchange derivative, interest rate derivative and energy wholesale markets, and letters of credit to mitigate TransCanada's exposure to non-credit worthy counterparties.

During the deterioration of global financial markets in 2008, TransCanada continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in TransCanada reducing or mitigating its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. As part of its ongoing operations, TransCanada must balance its market risk and counterparty credit risk when making business decisions.

122        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Certain subsidiaries of Calpine Corporation (Calpine) filed for bankruptcy protection in both Canada and the U.S. in 2005. Gas Transmission Northwest Corporation (GTNC) and Portland Natural Gas Transmission System (PNGTS) reached agreements with Calpine for allowed unsecured claims in the Calpine bankruptcy. In February 2008, GTNC and PNGTS received initial distributions of 9.4 million common shares and 6.1 million common shares of Calpine, respectively, which represented approximately 85 per cent of their agreed-upon claims. In 2008, these shares were subsequently sold into the open market and resulted in total pre-tax gains of $279 million. Claims by NGTL and Foothills Pipe Lines (South B.C.) Ltd. for $32 million and $44 million, respectively, were received in cash in January 2008 and will be passed on to shippers on these systems. At December 31, 2008, $22 million remained in regulatory liabilities for these claims.

Liquidity Risk

Liquidity risk is the risk that TransCanada will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure that, under both normal and stressed conditions, it always has sufficient cash and credit facilities to meet its obligations when due, without incurring unacceptable losses or damage to the Company's reputation.

Management forecasts cash flows for a period of 12 months to identify financing requirements. These requirements are then managed through a combination of committed and demand credit facilities and access to capital markets, as discussed under the heading Capital Management in this note.

At December 31, 2008, the Company had committed revolving bank lines of US$1.0 billion, $2.0 billion and US$300 million maturing in November 2010, December 2012 and February 2013, respectively. As of December 31, 2008, no draws were made on these facilities as the Company has continued to have largely uninterrupted access to the Canadian commercial paper market on competitive terms. In January 2009, TransCanada filed a new US$3.0 billion debt shelf in the U.S. to supplement the $1.8 billion and $1.0 billion of capacity available under its existing equity and Canadian debt shelves, respectively. The Company has US$1.0 billion of capacity remaining available under its January 2009 U.S. debt shelf.

The following tables detail the remaining contractual maturities for TransCanada's non-derivative financial liabilities, including both the principal and interest cash flows at December 31, 2008:

Contractual Repayments of Financial Liabilities(1)

		Payments Due by Period

(millions of dollars)	Total	2009	2010 and 2011	2012 and 2013	2014 and Thereafter

Notes payable	1,702	1,702	–	–	–
Long-term debt and junior subordinated notes	17,367	786	1,545	2,550	12,486
Long-term debt of joint ventures	1,076	207	270	172	427

Total contractual repayments	20,145	2,695	1,815	2,722	12,913

(1)
The anticipated timing of settlement of derivative contracts is presented in the Derivatives Financial Instrument Summary in this Note.

Interest Payments on Financial Liabilities

		Payments Due by Period

(millions of dollars)	Total	2009	2010 and 2011	2012 and 2013	2014 and Thereafter

Long-term debt and junior subordinated notes	15,170	1,150	2,151	1,950	9,919
Long-term debt of joint ventures	328	61	76	56	135

Total interest payments	15,498	1,211	2,227	2,006	10,054

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        123

Capital Management

The primary objective of capital management is to ensure TransCanada has strong credit ratings to support its businesses and maximize shareholder value. In 2008, this overall objective and policy for managing capital remained unchanged from the prior year.

TransCanada manages its capital structure in a manner consistent with the risk characteristics of the underlying assets. The Company's management considers its capital structure to consist of net debt, Non-Controlling Interests and Shareholders' Equity. Net debt is comprised of Notes Payable, Long-Term Debt and Junior Subordinated Notes less Cash and Cash Equivalents. Net debt only includes obligations that the Company controls and manages. Consequently, it does not include Cash and Cash Equivalents, Notes Payable and Long-Term Debt of TransCanada's joint ventures.

The capital structure at December 31 was as follows:

(millions of dollars)	2008	2007

Notes payable	1,685	407
Long-term debt	16,154	12,933
Junior subordinated notes	1,213	975
Cash and cash equivalents	(1,117)	(333)

Net debt	17,935	13,982

Non-controlling interests	1,194	999
Shareholders' equity	12,898	9,785

Total equity	14,092	10,784

Total capital	32,027	24,766

Fair Values

The fair value of financial instruments included in Cash and Cash Equivalents, Accounts Receivable, Other Assets, Notes Payable, Accounts Payable, Accrued Interest and Deferred Amounts approximates their carrying amounts due to the nature of the item and/or the short time to maturity. The fair value of foreign exchange and interest rate derivatives has been calculated using year-end market rates. The fair value of power, natural gas and oil products derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes are used. Credit risk has been taken into consideration when calculating fair values.

Valuation techniques that refer to observable market data or estimated market prices may also be used to calculate fair value. These include comparisons with similar instruments that have observable market prices, option pricing models and other valuation techniques commonly used by market participants. Fair values determined using valuation models require the use of assumptions about the amount and timing of estimated future cash flows and discount rates. In making these assumptions, the Company looks primarily to readily observable external market input factors such as interest rate yield curves, currency rates and price and rate volatilities, as applicable.

The fair value of the Company's Long-Term Debt was estimated based on quoted market prices for the same or similar debt instruments and, when such information was not available, was estimated by discounting future payments of interest and principal at estimated interest rates that were made available to the Company.

124        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Long-Term Debt and Other Long-Term Securities

The carrying and fair values of long-term debt and other long-term securities were as follows:

	2008		2007

December 31 (millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Long-Term Debt
TransCanada PipeLines Limited(1)	11,389	10,583	8,519	9,400
NOVA Gas Transmission Ltd.	1,437	1,534	1,508	1,877
TransCanada PipeLine USA Ltd.	857	857	850	850
ANR Pipeline Company	541	570	435	573
Gas Transmission Northwest Corporation	488	393	399	383
TC PipeLines, LP	580	580	499	499
Great Lakes Gas Transmission Limited Partnership	526	496	434	519
Tuscarora Gas Transmission Company	78	80	67	81
Portland Natural Gas Transmission System	236	220	205	214
Other	22	24	17	24

	16,154	15,337	12,933	14,420
Junior Subordinated Notes	1,213	815	975	914

	17,367	16,152	13,908	15,334

Long-Term Debt of Joint Ventures
Northern Border Pipeline Company	391	391	311	329
Iroquois Gas Transmission System, L.P.	195	181	169	180
Bruce Power L.P. and Bruce Power A L.P.	330	318	243	243
Trans Québec & Maritimes Pipeline Inc.	155	157	165	169
Other	5	5	15	16

	1,076	1,052	903	937

	18,443	17,204	14,811	16,271

(1)
At December 31, 2008, the carrying amount of Long-Term Debt included $15 million (2007 – $15 million) for fair value adjustments related to swap agreements on $50 million (2007 – $150 million) and US$200 million (2007 – US$200 million) of this debt.

Non-Derivative Financial Instruments Summary

The carrying and fair values of non-derivative financial instruments were as follows:

	2008		2007

December 31 (millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets(1)
Cash and cash equivalents	1,308	1,308	504	504
Accounts receivable and other assets(2)(3)	1,404	1,404	1,231	1,231
Available-for-sale assets(2)	27	27	17	17

	2,739	2,739	1,752	1,752

Financial Liabilities(1)(3)
Notes payable	1,702	1,702	421	421
Accounts payable and deferred amounts(4)	1,372	1,372	1,193	1,193
Accrued interest	359	359	261	261
Long-term debt and junior subordinated notes	17,367	16,152	13,908	15,334
Long-term debt of joint ventures	1,076	1,052	903	937
Other long-term liabilities of joint ventures(4)	–	–	60	60

	21,876	20,637	16,746	18,206

(1)
Consolidated Net Income in 2008 and 2007 included unrealized gains or losses of nil for the fair value adjustments to each of these financial instruments.

(2)
At December 31, 2008, the Consolidated Balance Sheet included financial assets of $1,257 million (2007 – $1,018 million) in Accounts Receivable and $174 million (2007 – $230 million) in Other Assets.

(3)
Recorded at amortized cost, except for certain Long-Term Debt which is adjusted to fair value.

(4)
At December 31, 2008, the Consolidated Balance Sheet included financial liabilities of $1,350 million (2007 – $1,175 million) in Accounts Payable and $22 million (2007 – $78 million) in Deferred Amounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        125

Derivative Financial Instruments Summary

Information for the Company's derivative financial instruments is as follows:

	2008

December 31 (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Oil Products	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading
Fair Values(1)
Assets	$132	$144	$10	$41	$57
Liabilities	$(82)	$(150)	$(10)	$(55)	$(117)
Notional Values
Volumes(2)
Purchases	4,035	172	410	–	–
Sales	5,491	162	252	–	–
Canadian dollars	–	–	–	–	1,016
U.S. dollars	–	–	–	U.S. 479	U.S. 1,575
Japanese yen (in billions)	–	–	–	JPY 4.3	–
Cross-currency	–	–	–	227/U.S. 157	–
Net unrealized gains/(losses) in the year(3)	$24	$(23)	$1	$(9)	$(61)
Net realized gains/(losses) in the year(3)	$23	$(2)	$1	$6	$13
Maturity dates	2009-2014	2009-2011	2009	2009-2012	2009-2018
Derivative Financial Instruments in Hedging Relationships(4)(5)
Fair Values(1)
Assets	$115	$–	$–	$2	$8
Liabilities	$(160)	$(18)	$–	$(24)	$(122)
Notional Values
Volumes(2)
Purchases	8,926	9	–	–	–
Sales	13,113	–	–	–	–
Canadian dollars	–	–	–	–	50
U.S. dollars	–	–	–	U.S. 15	U.S. 1,475
Cross-currency	–	–	–	136/U.S. 100	–
Net realized (losses)/gains in the year(3)	$(56)	$15	$–	$–	$(10)
Maturity dates	2009-2014	2009-2011	–	2009-2013	2009-2019
(1)
Fair value is equal to the carrying value of these derivatives.

(2)
Volumes for power, natural gas and oil products derivatives are in gigawatt hours, billion cubic feet and thousands of barrels, respectively.

(3)
All power, natural gas and oil products realized and unrealized gains and losses are included in Revenues. All interest rate and foreign exchange realized and unrealized gains and losses are included in Financial Charges and Interest Income and Other, respectively. Realized gains and losses are included in Net Income upon settlement of the financial instrument.

(4)
All hedging relationships are designated as cash flow hedges except for interest-rate derivative financial instruments designated as fair value hedges with a fair value of $8 million. In 2008, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(5)
In 2008, Net Income included losses of $6 million for the changes in fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. In 2008, there were no gains or losses included in Net Income for discontinued cash flow hedges.

The anticipated timing of settlement of the derivative contracts assumes no changes in commodity prices, interest rates and foreign exchange rates from December 31, 2008. Actual settlements will vary based on changes in these factors. The anticipated timing of settlement of these contracts is as follows:

(millions of dollars)	Total	2009	2010 and 2011	2012 and 2013	2014 and Thereafter

Derivative financial instruments held for trading	(30)	38	(46)	(14)	(8)
Derivative financial instruments in hedging relationships	(199)	(68)	(65)	(43)	(23)

	(229)	(30)	(111)	(57)	(31)

126        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivative Financial Instruments Summary

Information for the Company's derivative financial instruments is as follows:

	2007

December 31 (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading
Fair Values(1)
Assets	$55	$43	$11	$23
Liabilities	$(44)	$(19)	$(79)	$(18)
Notional Values
Volumes(2)
Purchases	3,774	47	–	–
Sales	4,469	64	–	–
Canadian dollars	–	–	–	615
U.S. dollars	–	–	U.S. 484	U.S. 550
Japanese yen (in billions)	–	–	JPY 9.7	–
Cross-currency	–	–	227/U.S. 157	–
Net unrealized gains/(losses) in the year(3)	$16	$(10)	$8	$(5)
Net realized(losses)/gains in the year(3)	$(8)	$47	$39	$5
Maturity dates	2008-2016	2008-2010	2008-2012	2008-2016
Derivative Financial Instruments in Hedging Relationships(4)(5)
Fair Values(1)
Assets	$135	$19	$–	$2
Liabilities	$(104)	$(7)	$(62)	$(16)
Notional Values
Volumes(2)
Purchases	7,362	28	–	–
Sales	16,367	4	–	–
Canadian dollars	–	–	–	150
U.S. dollars	–	–	U.S. 113	U.S. 875
Cross-currency	–	–	136/U.S. 100	–
Net realized (losses)/gains in the year(3)	$(29)	$18	$–	$3
Maturity dates	2008-2013	2008-2010	2008-2013	2008-2013
(1)
Fair value is equal to the carrying value of these derivatives.

(2)
Volumes for power and natural gas derivatives are in gigawatt hours and billion cubic feet, respectively.

(3)
All power and natural gas realized and unrealized gains and losses are included in Revenues. All interest rate and foreign exchange realized and unrealized gains and losses are included in Financial Charges and Interest Income and Other, respectively. Realized gains and losses are included in Net Income upon settlement of the financial instrument.

(4)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $2 million. In 2007, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(5)
In 2007, Net Income included gains of $7 million for the changes in fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. In 2007, Net Income included a loss of $4 million for the changes in fair value of an interest-rate cash flow hedge that was reclassified as a result of discontinuance of cash flow hedge accounting when the anticipated transaction was not likely to occur by the end of the originally specified time period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        127

Balance Sheet Presentation of Derivative Financial Instruments

The fair value of the derivative financial instruments in the Company's Balance Sheet was as follows:

December 31 (millions of dollars)	2008	2007

Current
Other current assets	318	160
Accounts payable	(298)	(144)
Long-term
Other assets	191	204
Deferred amounts	(694)	(205)

Derivative Financial Instruments of Joint Ventures

Included in the Balance Sheet Presentation of Derivative Financial Instruments table above are amounts related to power derivatives used by one of the Company's joint ventures to manage commodity price risk. The Company's proportionate share of the fair value of these power sales derivatives was $75 million at December 31, 2008 (2007 – $75 million). These contracts mature from 2009 to 2014. The Company's proportionate share of the notional sales volumes of power associated with this exposure was 7,600 gigawatt hours (GWh) at December 31, 2008 (2007 – 7,300 GWh). The Company's proportionate share of the notional purchased volumes of power associated with this exposure was 47 GWh at December 31, 2008 (2007 – 50 GWh).

NOTE 18    INCOME TAXES

Provision for Income Taxes

Year ended December 31 (millions of dollars)	2008	2007	2006

Current
Canada	383	367	264
Foreign	143	65	37

	526	432	301

Future
Canada	(1)	12	104
Foreign	77	46	71

	76	58	175

	602	490	476

Geographic Components of Income

Year ended December 31 (millions of dollars)	2008	2007	2006

Canada	1,234	1,228	1,161
Foreign	938	582	444

Income from continuing operations before income taxes and non-controlling interests	2,172	1,810	1,605

128        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Income Tax Expense

Year ended December 31 (millions of dollars)	2008	2007	2006

Income from continuing operations before income taxes and non-controlling interests	2,172	1,810	1,605
Federal and provincial statutory tax rate	29.5%	32.1%	32.5%
Expected income tax expense	641	581	522
Income tax differential related to regulated operations	44	69	72
Lower effective foreign tax rates	(5)	(39)	n/a
Tax rate and legislated changes	–	(72)	(33)
Income from equity investments and non-controlling interests	(45)	(34)	(27)
Change in valuation allowance	(9)	–	–
Other(1)	(24)	(15)	(58)

Actual income tax expense	602	490	476

(1)
Includes net income tax benefits of $5 million recorded in 2008 ($2007 – $13 million; 2006 – $51 million) on the resolution of certain income tax matters with taxation authorities and changes in estimates.

Future Income Tax Assets and Liabilities

December 31 (millions of dollars)	2008	2007

Deferred amounts	119	43
Other post-employment benefits	69	57
Unrealized losses on derivatives	62	22
Unrealized foreign exchange losses on long-term debt	77	n/a
Non-capital loss carryforwards	24	n/a
Other	137	77

	488	199
Less: valuation allowance(1)	77	13

Future income tax assets, net of valuation allowance	411	186

Difference in accounting and tax bases of plant, equipment and PPAs	1,464	1,073
Investments in subsidiaries and partnerships	28	61
Pension benefits	55	50
Unrealized foreign exchange gains on long-term debt	14	110
Unrealized gains on derivatives	19	27
Other	54	44

Future income tax liabilities	1,634	1,365

Net future income tax liabilities	1,223	1,179

(1)
A valuation allowance was recorded in 2008 as there is no virtual certainty that the Company will realize the tax benefit related to the unrealized foreign exchange losses on long-term debt in the future.

Unremitted Earnings of Foreign Investments

Income taxes have not been provided on the unremitted earnings of foreign investments that the Company does not intend to repatriate in the foreseeable future. Future income tax liabilities would have increased by approximately $102 million at December 31, 2008 (2007 – $72 million) if there had been a provision for these taxes.

Income Tax Payments

Income tax payments of $491 million were made during the year ended December 31, 2008 (2007 – $442 million; 2006 – $494 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        129

NOTE 19    NOTES PAYABLE

	2008		2007

	Outstanding December 31	Weighted Average Interest Rate Per Annum at December 31	Outstanding December 31	Weighted Average Interest Rate Per Annum at December 31

	(millions of dollars)		(millions of dollars)
Canadian dollars	1,250	1.8%	55	5.0%
U.S. dollars (2008 – US$369; 2007 – US$370)	452	3.3%	366	5.5%

	1,702		421

Notes payable consists of commercial paper outstanding and drawings on bridge and line-of-credit facilities. Unsecured revolving and demand credit facilities totaled $4.2 billion at December 31, 2008 to support the Company's commercial paper program and for general corporate purposes. These credit facilities included the following:

  •
  a $2.0 billion committed, syndicated, revolving credit facility maturing December 2012, which was fully available at December 31, 2008. The cost to maintain the credit facility was $2 million in 2008 (2007 – $2 million).

  •
  a US$300 million syndicated, revolving facility, maturing February 2013, which was fully available at December 31, 2008. This facility is part of the US$1.0 billion committed, unsecured TransCanada PipeLine USA Ltd. credit facility established in February 2007.

  •
  a US$1.0 billion committed, extendible, expandable, revolving, unsecured, one-year agreement executed by TransCanada Keystone Pipeline L.P. in fourth quarter 2008 with a syndicate of banks, bearing interest at a floating rate, based on the greater of bank prime interest rates and LIBOR, plus a margin of not less than one per cent and not more than three per cent on revolving loans and not less than three per cent and not more than 6.5 per cent if drawn as a term loan. The agreement is extendible at the option of the Keystone partnership for an additional one-year term. As at December 31, 2008, this facility was fully available. This US$1.0 billion agreement is guaranteed by TransCanada.

  •
  demand lines totaling $611 million, which support the issuance of letters of credit and provide additional liquidity. The Company had used approximately $433 million of its total lines of credit for letters of credit at December 31, 2008. When drawn, interest on the lines of credit is charged at prime rates of Canadian chartered and U.S. banks, and at other negotiated financial bases.

In June 2008, TransCanada executed an agreement with a syndicate of banks for a US$1.5 billion, committed, unsecured, one-year bridge loan facility, at a floating interest rate based on LIBOR plus 30 basis points. The facility is extendible at the option of the Company for an additional six-month term at LIBOR plus 35 basis points. In August 2008, the Company used US$255 million from this facility and cancelled the remainder of the commitment. At December 31, 2008, US$255 million remained outstanding on the facility.

In February 2007, the Company established a US$2.2 billion committed, unsecured one-year bridge facility and utilized $1.5 billion and US$700 million to partially finance the acquisition of ANR and an increased ownership in Great Lakes. The facility had a floating interest rate based on the one-month LIBOR plus 25 basis points. The outstanding balance at December 31, 2007 of US$370 million was repaid on January 7, 2008. The undrawn balance of this facility has been cancelled and is no longer available to the Company.

130        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20    ASSET RETIREMENT OBLIGATIONS

The estimated undiscounted cash flows required to settle the asset retirement obligations with respect to the regulated and non-regulated operations in the Pipelines segment were $69 million at December 31, 2008 (2007 – $65 million), calculated using an inflation rate ranging from two per cent to four per cent per annum. The estimated fair value of these liabilities was $31 million at December 31, 2008 (2007 – $25 million) after discounting the estimated cash flows at rates ranging from 5.4 per cent to 8.0 per cent. At December 31, 2008, the expected timing of payment for settlement of the obligations ranged from one year to 27 years. Management believes it is reasonable to assume that all retirement costs associated with its regulated pipelines will be recovered through future tolls and, therefore, typically only records asset retirement obligations for its non-regulated pipelines.

The estimated undiscounted cash flows required to settle the asset retirement obligations with respect to the Energy segment were $427 million at December 31, 2008 (2007 – $216 million), calculated using an inflation rate ranging from two per cent to three per cent per annum. The estimated fair value of this liability was $85 million at December 31, 2008 (2007 – $63 million), after discounting the estimated cash flows at rates ranging from 5.4 per cent to 8.0 per cent. At December 31, 2008, the expected timing of payment for settlement of the obligations ranged from 10 years to 33 years.

Reconciliation of Asset Retirement Obligations(1)

(millions of dollars)	Pipelines	Energy	Total

Balance at January 1, 2006	4	29	33
New obligations and revisions in estimated cash flows	4	6	10
Accretion expense	1	1	2

Balance at December 31, 2006	9	36	45
New obligations and revisions in estimated cash flows	14	25	39
Accretion expense	2	2	4

Balance at December 31, 2007	25	63	88
New obligations and revisions in estimated cash flows	4	18	22
Accretion expense	2	4	6

Balance at December 31, 2008	31	85	116

(1)
At December 31, 2008, Asset Retirement Obligations totalling $114 million (2007 – $88 million) and $2 million (2007 – nil) were included in Deferred Amounts and Accounts Payable, respectively.

NOTE 21    EMPLOYEE FUTURE BENEFITS

The Company sponsors DB Plans that cover substantially all employees. Pension benefits provided under the DB Plans are based on years of service and highest average earnings over three consecutive years of employment, and increase annually in the Canadian pension plan by a portion of the increase in the Consumer Price Index (CPI). Past service costs are amortized over the expected average remaining service life of employees, which is approximately nine years.

Effective January 1, 2008, the Company also provides its employees with a Savings Plan in Canada, a 401(k) Plan in the U.S. and post-employment benefits other than pensions, including termination benefits and defined life insurance and medical benefits beyond those provided by government-sponsored plans. Past service costs are amortized over the expected average remaining life expectancy of former employees, which was approximately 11 years at December 31, 2008. Contributions to the Savings Plan and 401(k) Plan are expensed as incurred.

Total cash payments for employee future benefits, consisting of cash contributed by the Company to the DB Plans and other benefit plans, was $90 million in 2008 (2007 – $61 million; 2006 – $104 million), including $21 million in 2008 (2007 – $8 million; 2006 – $2 million) related to retirement savings plans.

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as at January 1, 2009, and the next required valuation will be as at January 1, 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        131

	Pension Benefit Plans		Other Benefit Plans

(millions of dollars)	2008	2007	2008	2007

Change in Benefit Obligation
Benefit obligation – beginning of year	1,462	1,378	155	132
Current service cost	52	45	2	2
Interest cost	80	73	8	7
Employee contributions	3	4	1	–
Benefits paid	(68)	(65)	(8)	(7)
Actuarial (gain)/loss	(261)	(22)	(21)	8
Foreign exchange rate changes	35	(16)	10	(6)
Plan amendment	–	–	(11)	–
Acquisition	29	65	8	19

Benefit obligation – end of year	1,332	1,462	144	155

Change in Plan Assets
Plan assets at fair value – beginning of year	1,358	1,264	30	33
Actual return on plan assets	(222)	33	(10)	2
Employer contributions	62	46	7	7
Employee contributions	3	4	1	–
Benefits paid	(68)	(65)	(8)	(7)
Foreign exchange rate changes	32	(17)	6	(5)
Acquisition	28	93	–	–

Plan assets at fair value – end of year	1,193	1,358	26	30

Funded status – plan deficit	(139)	(104)	(118)	(125)
Unamortized net actuarial loss	340	299	33	44
Unamortized past service costs	25	28	(1)	7

Accrued benefit asset/(liability), net of valuation allowance of nil	226	223	(86)	(74)

The accrued benefit asset/(liability) net of valuation allowance of nil in the Company's balance sheet was as follows:

	Pension Benefit Plans		Other Benefit Plans

(millions of dollars)	2008	2007	2008	2007

Other Assets	226	223	–	5
Deferred Amounts	–	–	(86)	(79)

Total	226	223	(86)	(74)

Included in the above benefit obligation and fair value of plan assets at December 31 were the following amounts for plans that are not fully funded:

	Pension Benefit Plans		Other Benefit Plans

(millions of dollars)	2008	2007	2008	2007

Benefit obligation	(1,317)	(1,324)	(144)	(155)
Plan assets at fair value	1,178	1,198	26	30

Funded status – plan deficit	(139)	(126)	(118)	(125)

The Company's expected contributions in 2009 are approximately $140 million for the pension benefit plans and approximately $27 million for the other benefit plans.

132        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following are estimated future benefit payments, which reflect expected future service:

(millions of dollars)	Pension Benefits	Other Benefits

2009	77	8
2010	81	9
2011	84	9
2012	88	10
2013	91	10
2014 to 2018	510	59

The significant weighted average actuarial assumptions adopted in measuring the Company's benefit obligations at December 31 were as follows:

	Pension Benefit Plans		Other Benefit Plans

	2008	2007	2008	2007

Discount rate	6.65%	5.30%	6.50%	5.50%
Rate of compensation increase	3.65%	3.50%

The significant weighted average actuarial assumptions adopted in measuring the Company's net benefit plan cost for years ended December 31 were as follows:

	Pension Benefit Plans			Other Benefit Plans

	2008	2007	2006	2008	2007	2006

Discount rate	5.30%	5.05%	5.00%	5.50%	5.20%	5.15%
Expected long-term rate of return on plan assets	6.95%	6.90%	6.90%	7.75%	7.75%	7.75%
Rate of compensation increase	3.60%	3.50%	3.50%

The overall expected long-term rate of return on plan assets is based on historical and projected rates of return for the portfolio in aggregate and for each asset class in the portfolio. Assumed projected rates of return are selected after analyzing historical experience and estimating future levels and volatility of returns. Asset class benchmark returns, asset mix and anticipated benefit payments from plan assets are also considered in determining the overall expected rate of return. The discount rate is based on market interest rates of high quality bonds that match the timing and benefits expected to be paid under each plan.

A nine per cent annual rate of increase in the per-capita cost of covered health care benefits was assumed for 2009 measurement purposes. The rate was assumed to decrease gradually to five per cent in 2018 and remain at this level thereafter. A one percentage point change in assumed health care cost trend rates would have the following effects:

(millions of dollars)	Increase	Decrease

Effect on total of service and interest cost components	1	(1)
Effect on post-employment benefit obligation	11	(10)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        133

The Company's net benefit cost is as follows:

	Pension Benefit Plans			Other Benefit Plans

Year ended December 31 (millions of dollars)	2008	2007	2006	2008	2007	2006

Current service cost	52	45	39	2	2	3
Interest cost	80	73	65	8	7	8
Actual return on plan assets	222	(33)	(134)	10	(2)	(6)
Actuarial (gain)/loss	(261)	(22)	53	(21)	8	(2)
Plan amendment	–	–	–	(11)	–	(18)

Elements of net benefit cost prior to adjustments to recognize the long-term nature of net benefit cost	93	63	23	(12)	15	(15)

Difference between expected and actual return on plan assets	(316)	(51)	63	(12)	(1)	4
Difference between actuarial loss/(gain) recognized and actual actuarial loss/(gain) on accrued benefit obligation	280	47	(27)	23	(7)	4
Difference between amortization of past service costs and actual plan amendments	4	4	4	11	–	19
Amortization of transitional obligation related to regulated business	–	–	–	2	2	2

Net benefit cost recognized	61	63	63	12	9	14

The Company pension plans' weighted average asset allocations and target allocations by asset category were as follows:

December 31	Percentage of Plan Assets		Target Allocations

Asset Category	2008	2007	2008

Debt securities	48%	42%	35% to 60%
Equity securities	52%	58%	40% to 65%

	100%	100%

Debt securities included the Company's debt of $3 million (0.3 per cent of total plan assets) and $4 million (0.3 per cent of total plan assets) at December 31, 2008 and 2007, respectively. Equity securities included the Company's common shares of $4 million (0.3 per cent of total plan assets) and $6 million (0.4 per cent of total plan assets) at December 31, 2008 and 2007, respectively.

The assets of the pension plans are managed on a going concern basis subject to legislative restrictions. The plans' investment policies are to maximize returns within an acceptable risk tolerance. Pension assets are invested in a diversified manner with consideration given to the demographics of the plans' participants.

Employee Future Benefits of Joint Ventures

Certain of the Company's joint ventures sponsor DB Plans as well as post-employment benefits other than pensions, including defined life insurance and medical benefits beyond those provided by government-sponsored plans. The obligations of these plans are non-recourse to TransCanada. The following amounts in this note, including those in the accompanying tables, represent TransCanada's proportionate share with respect to these plans.

Total cash payments for employee future benefits, consisting of cash contributed by the Company's joint ventures to DB Plans and other benefit plans was $42 million in 2008 (2007 – $34 million; 2006 – $25 million).

The Company's joint ventures measure the benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuations of the pension plans for funding purposes were as at January 1, 2009, and the next required valuations will be as at January 1, 2010.

134        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Pension Benefit Plans		Other Benefit Plans

(millions of dollars)	2008	2007	2008	2007

Change in Benefit Obligation
Benefit obligation – beginning of year	789	807	165	169
Current service cost	27	28	8	10
Interest cost	42	40	9	8
Employee contributions	6	5	–	–
Benefits paid	(37)	(23)	(4)	(2)
Actuarial gain	(229)	(34)	(45)	(16)
Foreign exchange rate changes	1	(3)	–	–
Acquisition	–	(31)	–	(2)
Plan amendment	–	–	–	(2)

Benefit obligation – end of year	599	789	133	165

Change in Plan Assets
Plan assets at fair value – beginning of year	626	666	–	–
Actual return on plan assets	(78)	(1)	–	–
Employer contributions	38	32	4	2
Employee contributions	6	5	–	–
Benefits paid	(37)	(23)	(4)	(2)
Foreign exchange rate changes	1	(5)	–	–
Acquisition	–	(48)	–	–

Plan assets at fair value – end of year	556	626	–	–

Funded status – plan deficit	(43)	(163)	(133)	(165)
Unamortized net actuarial loss/(gain)	51	169	(3)	45
Unamortized past service costs	–	–	3	3

Accrued benefit asset/(liability), net of valuation allowance of nil	8	6	(133)	(117)

The accrued benefit asset/(liability), net of valuation allowance of nil in the Company's balance sheet was as follows:

	Pension Benefit Plans		Other Benefit Plans

(millions of dollars)	2008	2007	2008	2007

Other Assets	8	6	–	–
Deferred Amounts	–	–	(133)	(117)

Total	8	6	(133)	(117)

The following amounts were included at December 31 in the above benefit obligation and fair value of plan assets for plans that are not fully funded:

	Pension Benefit Plans		Other Benefit Plans

(millions of dollars)	2008	2007	2008	2007

Benefit obligation	(594)	(786)	(133)	(165)
Plan assets at fair value	551	623	–	–

Funded status – plan deficit	(43)	(163)	(133)	(165)

The expected total contributions of the Company's joint ventures in 2009 are approximately $37 million for the pension benefit plans and approximately $4 million for the other benefit plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        135

The following are estimated future benefit payments, which reflect expected future service:

(millions of dollars)	Pension Benefits	Other Benefits

2009	39	4
2010	43	5
2011	46	6
2012	50	7
2013	54	7
2014 to 2018	325	49

The significant weighted average actuarial assumptions adopted in measuring the benefit obligations of the Company's joint ventures at December 31 were as follows:

	Pension Benefit Plans		Other Benefit Plans

	2008	2007	2008	2007

Discount rate	6.70%	5.25%	6.40%	5.15%
Rate of compensation increase	3.50%	3.50%

The significant weighted average actuarial assumptions adopted in measuring the net benefit plan costs of the Company's joint ventures for years ended December 31 were as follows:

	Pension Benefit Plans			Other Benefit Plans

	2008	2007	2006	2008	2007	2006

Discount rate	5.25%	5.00%	5.25%	5.15%	4.90%	5.15%
Expected long-term rate of return on plan assets	7.00%	7.00%	7.30%
Rate of compensation increase	3.50%	3.50%	3.50%

A one percentage point change in assumed health care cost trend rates would have the following effects:

(millions of dollars)	Increase	Decrease

Effect on total of service and interest cost components	3	(2)
Effect on post-employment benefit obligation	17	(14)

The Company's proportionate share of net benefit cost of joint ventures is as follows:

	Pension Benefit Plans			Other Benefit Plans

Year ended December 31 (millions of dollars)	2008	2007	2006	2008	2007	2006

Current service cost	27	28	24	8	10	7
Interest cost	42	40	37	9	8	5
Actual return on plan assets	78	1	(68)	–	–	–
Actuarial (gain)/loss	(229)	(34)	77	(45)	(16)	72
Plan amendment	–	–	–	–	(2)	6

Elements of net benefit cost prior to adjustments to recognize the long-term nature of net benefit cost	(82)	35	70	(28)	–	90

Difference between expected and actual return on plan assets	(122)	(44)	26	–	–	–
Difference between actuarial loss/(gain) recognized and actual actuarial loss/(gain) on accrued benefit obligation	239	44	(70)	48	20	(72)
Difference between amortization of past service costs and actual plan amendments	–	–	–	–	3	(6)

Net benefit cost recognized related to joint ventures	35	35	26	20	23	12

136        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted average asset allocations and target allocations by asset category in the pension plans of the Company's joint ventures were as follows:

December 31	Percentage of Plan Assets		Target Allocations

Asset Category	2008	2007	2008

Debt securities	44%	43%	40%
Equity securities	56%	57%	60%

	100%	100%

Debt securities included the Company's debt of $1 million (0.2 per cent of total plan assets) and $1 million (0.2 per cent of total plan assets) at December 31, 2008 and 2007, respectively. Equity securities included the Company's common shares of $3 million (0.6 per cent of total plan assets) and $3 million (0.5 per cent of total plan assets) at December 31, 2008 and 2007, respectively.

The assets of the pension plans are managed on a going concern basis subject to legislative restrictions. The plans' investment policies are to maximize returns within an acceptable risk tolerance. Pension assets are invested in a diversified manner with consideration given to the demographics of the plans' participants.

NOTE 22    CHANGES IN OPERATING WORKING CAPITAL

Year ended December 31 (millions of dollars)	2008	2007	2006

(Increase)/decrease in accounts receivable	(197)	51	(188)
Decrease/(increase) in inventories	82	(6)	(108)
(Increase)/decrease in other current assets	(146)	118	(6)
(Decrease)/increase in accounts payable	(18)	61	(42)
Increase/(decrease) in accrued interest	98	(9)	41

	(181)	215	(303)

NOTE 23    COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

Operating leases

Future annual payments, net of sub-lease receipts, under the Company's operating leases for various premises, services and equipment are approximately as follows:

Year ended December 31 (millions of dollars)	Minimum Lease Payments	Amounts Recoverable under Sub-leases	Net Payments

2009	40	(12)	28
2010	39	(12)	27
2011	39	(10)	29
2012	38	(5)	33
2013	37	(4)	33
2014 and thereafter	260	(7)	253

Total	453	(50)	403

The operating lease agreements for premises, services and equipment expire at various dates through 2035, with an option to renew certain lease agreements for periods of one year to ten years. Net rental expense on operating leases in 2008 was $52 million (2007 – $34 million; 2006 – $25 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        137

TransCanada's commitments under the acquired Alberta PPAs are considered to be operating leases and a portion of these PPAs have been subleased to third parties under similar terms and conditions. Future payments under these PPAs have been excluded from the above table, as these payments are dependent upon plant availability, among other factors. The amount of power purchased under the PPAs in 2008 was $471 million (2007 – $440 million; 2006 – $499 million). The generating capacities and expiry dates of the PPAs are as follows:

	Megawatts	Expiry Date

Sundance A	560	December 31, 2017
Sundance B	353	December 31, 2020
Sheerness	756	December 31, 2020

TransCanada and its affiliates have long-term natural gas transportation and natural gas purchase arrangements as well as other purchase obligations, all of which are transacted at market prices and in the normal course of business.

Bruce Power

Bruce A has signed commitments to third-party suppliers related to refurbishing and restarting Units 1 and 2 and refurbishing Units 3 and 4 to extend their operating life. TransCanada's share of these signed commitments, which extend over the three-year period ending December 31, 2011, are as follows:

Year ended December 31 (millions of dollars)

2009	204
2010	49
2011	2

255

Loan-Aboriginal Pipeline Group

On June 18, 2003, the Mackenzie Delta gas producers, the APG and TransCanada reached an agreement governing TransCanada's role in the Mackenzie Gas Pipeline (MGP) project. The project would result in a natural gas pipeline being constructed from Inuvik, Northwest Territories, to the northern border of Alberta, where it would connect with the Alberta System. Under the agreement, TransCanada agreed to finance the APG for its one-third share of project pre-development costs. These costs, on a cumulative basis, are currently forecast to be between $150 million and $200 million, depending upon the pace of project development. As at December 31, 2008, the Company had advanced $140 million to the APG.

TransCanada and the other co-venture companies involved in the MGP continue to pursue approval of the proposed project, focusing on obtaining regulatory approval and the Canadian government's support of an acceptable fiscal framework. Detailed discussions with the Canadian government are continuing, and project timing continues to be uncertain. In the event the co-venture group is unable to reach an agreement with the government on an acceptable fiscal framework, the parties will need to determine the appropriate next steps for the project, including a review by TransCanada of the carrying value of advances to the APG.

Other Commitments

TransCanada is committed to capital expenditures totalling approximately $2.3 billion related to its share of the construction costs of Keystone, North Central Corridor and other pipeline projects.

The Company is committed to capital expenditures totalling approximately $1.0 billion related to its share of the construction costs of Coolidge, Bruce Power, the remaining Cartier Wind projects, Halton Hills and Portlands Energy.

Contingencies

On April 3, 2008, the Ontario Court of Appeal dismissed an appeal filed by the Canadian Alliance of Pipeline Landowners' Associations (CAPLA). CAPLA filed the appeal as a result of a decision by the Ontario Superior Court in November 2006 to dismiss CAPLA's class action lawsuit against TransCanada and Enbridge Inc. for damages alleged to have arisen from the creation of a control zone within 30 metres of a pipeline pursuant to Section 112 of the National Energy Board Act. The Ontario Court of Appeal's decision is final and binding as CAPLA did not seek any further appeal within the time frame allowed.

TransCanada is subject to laws and regulations governing environmental quality and pollution control. At December 31, 2008, the Company accrued approximately $83 million related to operating facilities and $3 million related to discontinued operation sites. The accrued amount represents the Company's estimate of the amount it expects to expend to remediate the sites. However, additional liabilities may be incurred as assessments occur and remediation efforts continue.

138        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Guarantees

TransCanada, Cameco Corporation and BPC Generation Infrastructure Trust (BPC) have severally guaranteed one-third of certain contingent financial obligations of Bruce B related to power sales agreements, operator licenses, a lease agreement and contractor services. The guarantees have terms ranging from one year ending in 2010 to perpetuity. In addition, TransCanada and BPC have severally guaranteed one-half of certain contingent financial obligations related to an agreement with the Ontario Power Authority to refurbish and restart Bruce A power generation units. The guarantees were provided as part of the reorganization of Bruce Power in 2005 and have terms ending in 2019. TransCanada's share of the potential exposure under these Bruce A and Bruce B guarantees was estimated at December 31, 2008 to range from $711 million to a maximum of $750 million. The fair value of these guarantees is estimated to be $17 million.

The Company and its partners in certain jointly owned entities have severally as well as jointly and severally guaranteed the financial performance of these entities related primarily to construction projects, redelivery of natural gas, PPA payments and the payment of liabilities. TransCanada's share of the potential exposure under these guarantees was estimated at December 31, 2008 to range from $688 million to a maximum of $1.4 billion. For certain of these entities, any payments made by TransCanada under these guarantees in excess of its ownership interest are to be reimbursed by its partners. Deferred Amounts includes $9 million for the fair value of these joint and several guarantees.

TransCanada has guaranteed a subsidiary's equity undertaking to support the payment, under certain conditions, of principal and interest on US$43 million of the public debt obligations of TransGas de Occidente S.A. (TransGas). The Company has a 46.5 per cent interest in TransGas. Under the terms of a shareholder agreement, TransCanada and another major multinational company may be required to severally fund more than their proportionate share of debt obligations of TransGas in the event that the minority shareholders fail to contribute. Any payments made by TransCanada under this agreement would convert into share capital of TransGas. The Company's potential exposure is contingent on the impact any change of law would have on the ability of TransGas to service the debt. There has been no change in applicable law since the issuance of debt in 1995 and, thus, no exposure for TransCanada. The debt matures in 2010. The Company has made no provision related to this guarantee.

NOTE 24    DISCONTINUED OPERATIONS

The $28 million income from discontinued operations in 2006 reflected settlements received from bankruptcy claims related to TransCanada's Gas Marketing business, which was sold in 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        139

SUPPLEMENTARY INFORMATION

SELECTED QUARTERLY AND ANNUAL CONSOLIDATED FINANCIAL DATA

Toronto Stock Exchange (Stock trading symbol TRP)	First	Second	Third	Fourth	Annual

2008 (Canadian dollars)
High	40.97	40.71	40.65	39.26	40.97
Low	36.21	35.98	35.95	29.42	29.42
Close	39.55	39.50	38.17	33.17	33.17
Volume (millions of shares)	86.1	134.0	114.0	159.7	493.8

2007 (Canadian dollars)
High	41.35	40.29	39.83	40.73	41.35
Low	36.75	35.77	35.43	36.47	35.43
Close	38.35	36.64	36.47	40.54	40.54
Volume (millions of shares)	88.7	78.7	91.4	77.2	336.0

2006 (Canadian dollars)
High	37.15	34.93	36.49	40.90	40.90
Low	33.60	30.77	31.70	33.87	30.77
Close	33.67	31.85	35.15	40.61	40.61
Volume (millions of shares)	71.9	74.1	61.6	61.0	268.6

New York Stock Exchange (Stock trading symbol TRP)

2008 (U.S. dollars)
High	41.53	40.64	39.29	36.33	41.53
Low	35.60	35.33	34.01	23.52	23.52
Close	38.53	38.77	36.15	27.14	27.14
Volume (millions of shares)	8.7	8.8	9.8	17.2	44.5

2007 (U.S. dollars)
High	35.30	37.21	38.06	43.94	43.94
Low	31.33	32.91	32.92	36.68	31.33
Close	33.28	34.41	36.61	40.93	40.93
Volume (millions of shares)	8.2	5.7	9.0	7.9	30.8

2006 (U.S. dollars)
High	32.14	31.36	32.85	35.40	35.40
Low	28.66	27.40	28.23	29.82	27.40
Close	28.93	28.68	31.44	34.95	34.95
Volume (millions of shares)	5.8	9.0	5.6	7.3	27.7

140        SUPPLEMENTARY INFORMATION

NINE-YEAR FINANCIAL HIGHLIGHTS

(millions of dollars except where indicated)	2008	2007	2006	2005	2004	2003	2002	2001	2000

Income Statement
Revenues	8,619	8,828	7,520	6,124	5,497	5,636	5,225	5,285	4,384
Net income from continuing operations	1,440	1,223	1,051	1,209	980	801	747	686	628
Net income/(loss) by segment
Pipelines	902	686	560	679	584	625	639	572	613
Energy	614	514	452	566	398	217	160	181	95
Corporate	(76)	23	39	(36)	(2)	(41)	(52)	(67)	(80)
Continuing operations	1,440	1,223	1,051	1,209	980	801	747	686	628
Discontinued operations	–	–	28	–	52	50	–	(67)	61
Net income	1,440	1,223	1,079	1,209	1,032	851	747	619	689
Cash Flow Statement
Funds generated from operations	3,021	2,621	2,378	1,951	1,703	1,822	1,843	1,625	1,484
(Increase)/decrease in operating working capital	(181)	215	(303)	(49)	29	93	92	(487)	437

Net cash provided by operations	2,840	2,836	2,075	1,902	1,732	1,915	1,935	1,138	1,921
Capital expenditures and acquisitions	6,363	5,874	2,042	2,071	2,046	965	851	1,082	1,144
Disposition of assets, net of current income taxes	28	35	23	671	410	–	–	1,170	2,233
Cash dividends paid on common shares	577	546	617	586	552	510	466	418	423
Balance Sheet
Assets
Plant, property and equipment
Pipelines	20,700	18,280	17,141	16,528	17,306	16,064	16,158	16,562	16,937
Energy	8,435	5,127	4,302	3,483	1,421	1,368	1,340	1,116	776
Corporate	54	45	44	27	37	50	64	66	111
Total assets
Continuing operations	39,414	30,330	25,909	24,113	22,415	20,876	20,416	20,255	20,238
Discontinued operations	–	–	–	–	7	11	139	276	5,007

Total assets	39,414	30,330	25,909	24,113	22,422	20,887	20,555	20,531	25,245
Capitalization
Long-term debt	15,368	12,377	10,887	9,640	9,749	9,516	8,899	9,444	10,008
Junior subordinated notes	1,213	975	–	–	–	–	–	–	–
Preferred securities	–	–	536	536	554	598	944	950	1,208
Non-controlling interests	1,194	999	755	783	700	713	677	675	646
Common shareholders' equity	12,898	9,785	7,701	7,206	6,565	6,091	5,747	5,426	5,211

SUPPLEMENTARY INFORMATION        141

Per Common Share Data (dollars)
Net income – Basic
Continuing operations	$2.53		$2.31	$2.15	$2.49	$2.02	$1.66	$1.56	$1.44	$1.32
Discontinued operations	–		–	0.06	–	0.11	0.10	–	(0.14)	0.13

	$2.53		$2.31	$2.21	$2.49	$2.13	$1.76	$1.56	$1.30	$1.45

Net income – Diluted
Continuing operations	$2.52		$2.30	$2.14	$2.47	$2.01	$1.66	$1.55	$1.44	$1.32
Discontinued operations	–		–	0.06	–	0.11	0.10	–	(0.14)	0.13

	$2.52		$2.30	$2.20	$2.47	$2.12	$1.76	$1.55	$1.30	$1.45

Dividends declared	$1.44		$1.36	$1.28	$1.22	$1.16	$1.08	$1.00	$0.90	$0.80
Book value(1)(6)	$20.92		$18.13	$15.75	$14.79	$13.54	$12.61	$11.99	$11.38	$10.97
Market price
Toronto Stock Exchange ($Cdn)
High	40.97		41.35	40.90	37.90	30.35	28.49	23.91	21.13	17.25
Low	29.42		35.43	30.77	28.94	25.37	20.77	19.05	14.85	9.80
Close	33.17		40.54	40.61	36.65	29.80	27.88	22.92	19.87	17.20
Volume (millions of shares)	493.8		336.0	268.6	238.0	280.1	277.9	280.6	288.2	400.7
New York Stock Exchange ($US)
High	41.53		43.94	35.40	32.41	24.91	21.88	15.56	13.41	11.50
Low	23.52		31.33	27.40	23.36	18.75	14.16	11.89	9.88	6.75
Close	27.14		40.93	34.95	31.48	24.87	21.51	14.51	12.51	11.50
Volume (millions of shares)	44.5		30.8	27.7	31.6	33.0	21.2	16.3	16.8	21.2
Shares outstanding (millions)
Average for the year	569.6		529.9	488.0	486.2	484.1	481.5	478.3	475.8	474.6
End of year	616.5		539.8	489.0	487.2	484.9	483.2	479.5	476.6	474.9
Registered common shareholders(1)	33,681		34,204	35,522	30,533	31,837	33,133	34,902	36,350	30,758
Financial Ratios
Return on average common shareholders' equity(2)	12.7%		14.0%	14.5%	17.6%	16.3%	14.4%	13.4%	11.6%	13.6%
Dividend yield(3)	4.3%		3.4%	3.2%	3.3%	3.9%	3.9%	4.4%	4.5%	4.7%
Price/earnings multiple(4)(5)	13.1		17.5	18.4	14.7	14.0	15.8	14.7	15.3	11.9
Price/book multiple(4)(6)	1.6		2.2	2.6	2.5	2.2	2.2	1.9	1.7	1.6
Debt to debt plus shareholders' equity(7)	57%		59%	61%	59%	63%	64%	64%	67%	69%
Total shareholder return(8)	(15%	)	3%	15%	28%	11%	27%	21%	21%	48%
Earnings to fixed charges(9)	2.7		2.6	2.5	2.9	2.5	2.3	2.3	2.1	1.9
(1)
As at December 31.

(2)
The return on average common shareholders' equity is determined by dividing net income by average common shareholders' equity (i.e. opening plus closing shareholders' equity divided by two) for each year.

(3)
The dividend yield is determined by dividing dividends declared during the year by price per share as at December 31.

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

(7)
Debt comprises total long-term debt, including the current portion of long-term debt, plus preferred securities as at December 31, and excludes non-recourse debt of joint ventures. Shareholders' equity in this ratio is at December 31.

(8)
Total shareholder return is the sum of the change in price per share, the dividends received and the impact of dividend re-investment in a calendar year, expressed as a percentage of the value of shares at the end of the previous year.

(9)
The earnings to fixed charges ratio is determined by dividing earnings by fixed charges. Earnings is calculated as the sum of income from continuing operations, financial charges, financial charges of joint ventures, income taxes, income from non-controlling interests (excluding non-controlling interests with financial charges) and adjusted for undistributed earnings of investments accounted for by the equity method. Fixed charges is calculated as the sum of financial charges, financial charges of joint ventures and capitalized interest.

142        SUPPLEMENTARY INFORMATION

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

Annual Meeting   The annual meeting of shareholders is scheduled for May 1, 2009 at 10:00 a.m. (Mountain Daylight Time) at the Roundup Centre, Calgary, Alberta.

Dividend Payment Dates   Scheduled common share dividend payment dates in 2009 are January 30, April 30, July 31 and October 30.

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

U.S. Series: The Bank of New York (New York) 9.875% and 8.625%

TCPL Canadian Medium-Term Notes   CIBC Mellon Trust Company (Halifax, Montréal, Toronto, Calgary and Vancouver)

TCPL U.S. Medium-Term Notes and Senior Notes   The Bank of New York (New York)

TCPL U.S. Junior Subordinated Notes   The Bank of Nova Scotia Trust Company of New York

TRANSCANADA CORPORATION        143

NOVA Gas Transmission Ltd. (NGTL) Debentures

Canadian Series: CIBC Mellon Trust Company (Halifax, Montreal, Toronto, Calgary and Vancouver)

11.95% series 13	11.70% series 15	11.20% series 18	12.625% series 19
12.20% series 20	12.20% series 21	9.90% series 23

U.S. Series: U.S. Bank Trust National Association (New York) 8.50% and 7.875%

NGTL Canadian Medium-Term Notes   CIBC Mellon Trust Company (Halifax, Montreal, Toronto, Calgary and Vancouver)

NGTL U.S. Medium-Term Notes   U.S. Bank Trust National Association (New York)

REGULATORY FILINGS

Annual Information Form   TransCanada's 2008 Annual Information Form, as filed with Canadian securities commissions and as filed under Form 40-F with the SEC, is available on our website at www.transcanada.com.

A printed copy may be obtained from:

Corporate Secretary, TransCanada Corporation, 450 1st Street SW, Calgary, Alberta, Canada T2P 5H1

144        TRANSCANADA CORPORATION

SHAREHOLDER ASSISTANCE

If you are a registered shareholder and have questions regarding your account, please contact our transfer agent in writing, by telephone or e-mail at:

Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1

Toll-free: 1 (800) 340-5024
Telephone: 1 (514) 982-7959

E-mail: transcanada@computershare.com

www.computershare.com

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

In 2009, registered shareholders who opt to receive their documents electronically will have a tree planted on their behalf through eTree. For more information and to sign up online, registered shareholders can visit www.etree.ca/transcanada.

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

Communications   450 1st Street SW, Calgary, Alberta T2P 5H1, 1.403.920.2000 or 1.800.861.3805 or Communications@transcanada.com

Visit our website at www.transcanada.com to access TransCanada's corporate and financial information, including quarterly reports, news releases, real-time conference call webcasts and investor presentations.

Si vous désirez vous procurer un exemplaire de ce rapport en français, veuillez consulter notre site web ou vous adresser par écrit à TransCanada Corporation, bureau du secrétaire.

TRANSCANADA CORPORATION        145

BOARD OF DIRECTORS

(as at December 31, 2008)

S. Barry Jackson*
Chairman
TransCanada Corporation
Calgary, Alberta

 Harold N. Kvisle
President and CEO
TransCanada Corporation
Calgary, Alberta

 Kevin E. Benson(1)
Corporate Director
Wheaton, Illinois

 Derek H. Burney, O.C.(2)(3)
Senior Strategic Advisor
Ogilvy Renault LLP
Ottawa, Ontario

 Wendy K. Dobson(4)(7)
Professor, Rotman School
of Management and Director,
Institute for International Business
University of Toronto
Uxbridge, Ontario

E. Linn Draper(5)(7)
Former Chairman, President and CEO
American Electric Power Co., Inc. (AEP)
Lampasas, Texas

 The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C.(2)(6)
Senior Partner
Stein Monast L.L.P.
Québec, Québec

 Kerry L. Hawkins(6)(7)
Retired President
Cargill Limited
Winnipeg, Manitoba

 Paul L. Joskow(2)(3)
President
Alfred P. Sloan Foundation
New York, New York

John A. MacNaughton(2)(3)
Chairman
Business Development Bank of Canada
Toronto, Ontario

 David P. O'Brien, O.C.(3)(7)
Chairman
EnCana Corporation
Royal Bank of Canada
Calgary, Alberta

 W. Thomas Stephens(6)(8)
Former Chairman and Chief Executive Officer
Boise Cascade, LLC
Greenwood Village, Colorado

 D. Michael G. Stewart(3)
Corporate Director
Calgary, Alberta

*
Non-voting member of the Governance Committee and the Human Resources Committee of the Board

(1)
Chair, Audit Committee

(2)
Member, Audit Committee

(3)
Member, Governance Committee

(4)
Chair, Governance Committee

(5)
Chair, Health, Safety and Environment Committee

(6)
Member, Health, Safety and Environment Committee

(7)
Member, Human Resources Committee

(8)
Chair, Human Resources Committee

CORPORATE GOVERNANCE

Please refer to TransCanada's Notice of 2009 Annual Meeting of Common Shareholders and Management Proxy Circular for the company's statement of corporate governance.

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

Additional information relating to the company is filed with securities regulators in Canada on SEDAR at www.sedar.com and in the United States on EDGAR at www.sec.gov. The documents referred to in this Annual Report may be obtained free of charge by contacting TransCanada's Corporate Secretary at 450 1st Street SW, Calgary, Alberta, Canada T2P 5H1, or by telephoning 1.800.661.3805.

Ethics Help-Line The Audit Committee of the Board of Directors has established an anonymous and confidential toll-free telephone number for employees, contractors and others to call with respect to accounting irregularities and ethical violations. The Ethics Help-Line number is 1.888.920.2042.

146        TRANSCANADA CORPORATION

Visit our website for more information on: Our Pipelines and Energy businesses Projects and initiatives Corporate responsibility Corporate governance Investor services www.transcanada.com  TransCanada welcomes questions from shareholders and investors. Please contact: David Moneta, Vice-President, Investor Relations and Corporate Communications 1.800.361.6522 (Canada and U.S. Mainland) contact information executive officers Hal Kvisle President and Chief Executive Officer Russ Girling President, Pipelines Alex Pourbaix President, Energy Greg Lohnes Executive Vice-President, and Chief Financial Officer Dennis McConaghy Executive Vice-President, Pipeline Strategy and Development Sean McMaster Executive Vice-President, Corporate and General Counsel Sarah Raiss Executive Vice-President, Corporate Services Don Wishart Executive Vice-President, Operations and Engineering TransCanada Corporation TransCanada Tower 450 1st Street SW Calgary, Alberta T2P 5H1 1.403.920.2000 1.800.661.3805

our vision

MOST SUSTAINABLE CORPORATIONS
GLOBAL 100

Dow Jones Sustainability Indexes
Member 2008/09

TransCanada
In business to deliver

Please recycle Printed in Canada March 2009

TransCanada will be the leading energy infrastructure company in North America, with a strong focus on pipelines and power generation opportunities located in regions where we have or can develop significant competitive advantage. our vision Please recycle Printed in Canada March 2009

TRANSCANADA CORPORATION

RECONCILIATION TO UNITED STATES GAAP

December 31, 2008

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of TransCanada Corporation

On February 23, 2009, we reported on the consolidated balance sheets of TransCanada Corporation as at December 31, 2008 and 2007, and the consolidated statements of income, comprehensive income, accumulated other comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008, which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation to United States GAAP" as included in Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/  KPMG LLP
Chartered Accountants
Calgary, Canada

February 23, 2009

TRANSCANADA CORPORATION
RECONCILIATION TO UNITED STATES GAAP

The 2008 audited consolidated financial statements of TransCanada Corporation (TransCanada or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which in some respects, differ from United States (U.S.) GAAP.

The effects of significant differences between Canadian and U.S. GAAP on the Company's consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 are described below and should be read in conjunction with TransCanada's audited consolidated financial statements prepared in accordance with Canadian GAAP.

Reconciliation of Net Income and Comprehensive Income

Year Ended December 31 (millions of dollars, except per share amounts)	2008	2007	2006
Income from Continuing Operations in Accordance with Canadian GAAP	1,440	1,223	1,051
U.S. GAAP adjustments:
Unrealized loss/(gain) on natural gas inventory held in storage(1)	32	(25)	–
Tax impact of unrealized loss/(gain) on natural gas inventory held in storage	(11)	8	–
Unrealized gain/(loss) on energy contracts(2)	–	13	(6)
Tax impact of unrealized gain/(loss) on energy contracts	–	(5)	3
Tax recovery due to a change in tax legislation substantively enacted in Canada(3)	–	(12)	–
Other(4)(5)	–	(2)	2

Income from Continuing Operations in Accordance with U.S. GAAP	1,461	1,200	1,050
Net Income from Discontinued Operations – U.S. and Canadian GAAP	–	–	28

Net Income in Accordance with U.S. GAAP	1,461	1,200	1,078
Other Comprehensive Income (Loss) in Accordance with Canadian GAAP	(99)	(187)	–
U.S. GAAP adjustments:
Change in funded status of postretirement plan liability(6)	(49)	(48)	–
Tax impact of change in funded status of postretirement plan liability	10	8	–
Change in equity investment funded status of postretirement plan liability(6)	158	32	–
Tax impact of change in equity investment funded status of postretirement plan liability	(51)	(11)	–
Unrealized loss on derivatives(2)(4)	–	(22)	(35)
Tax impact of unrealized loss on derivatives	–	8	11
Changes in minimum pension liability(6)	–	–	98
Tax impact of changes in minimum pension liability	–	–	(35)
Foreign currency translation adjustment	–	–	(1)

Comprehensive Income in Accordance with U.S. GAAP	1,430	980	1,116

Net Earnings Per Share in Accordance with U.S. GAAP:
Continuing Operations	$2.57	$2.26	$2.15
Discontinued Operations	–	–	$0.06

Basic	$2.57	$2.26	$2.21

Diluted	$2.56	$2.25	$2.20

Condensed Balance Sheet in Accordance with U.S. GAAP

(millions of dollars)	December 31, 2008	December 31, 2007
Current assets(1)	3,399	1,766
Long-term investments(2)(5)(6)(7)	5,221	3,568
Plant, property and equipment	22,901	19,225
Goodwill	4,258	2,521
Other assets(6)(8)(9)	3,418	3,448

	39,197	30,528

Current liabilities(3)	4,264	2,774
Deferred amounts(6)(7)	1,789	1,158
Deferred income taxes(1)(2)(5)(6)(8)	2,602	2,693
Long-term debt and junior subordinated notes(9)	16,664	13,423
Non-controlling interests	1,194	999

	26,513	21,047

Shareholders' equity:
Common shares	9,265	6,662
Contributed surplus	279	276
Retained earnings(1)(2)(3)(4)(5)	3,809	3,181
Accumulated other comprehensive income(6)(10)	(669)	(638)

	12,684	9,481

	39,197	30,528

Statement of Accumulated Other Comprehensive Income in Accordance with U.S. GAAP(10)

(millions of dollars)	Under-funded Postretirement Plan Liability (SFAS No. 158)	Cumulative Translation Account	Minimum Pension Liability (SFAS No. 87)	Cash Flow Hedges and Other (SFAS No. 133)	Total
Balance at January 1, 2006	–	(89)	(77)	(58)	(224)
Change in minimum pension liability, net of tax expense of $35(6)	–	–	63	–	63
Reversal of minimum pension liability, due to adoption of SFAS 158, net of tax recovery of $6(6)	(14)	–	14	–	–
Change in funding of postretirement plan liability, net of tax recovery of $35(6)	(78)	–	–	–	(78)
Change in equity investment postretirement plan liability, net of tax recovery of $70(6)	(154)	–	–	–	(154)
Unrealized gain on derivatives, net of tax expense of $11(2)	–	–	–	(24)	(24)
Foreign currency translation adjustment, net of tax recovery of $1	–	(1)	–	–	(1)

Balance at December 31, 2006	(246)	(90)	–	(82)	(418)
Foreign currency translation adjustment, net of tax expense of $101	–	(350)	–	–	(350)
Change in gains and losses on hedges of instruments in foreign operations, net of tax expense of $41	–	79	–	–	79
Change in funded status of postretirement plan liability, net of tax recovery of $8(6)	(40)	–	–	–	(40)
Change in equity investment funded status of postretirement plan liability, net of tax expense of $11(6)	21	–	–	–	21
Unrealized loss on derivatives, net of tax expense of $42(2)(4)	–	–	–	70	70

Balance at December 31, 2007	(265)	(361)	–	(12)	(638)
Foreign currency translation adjustment, net of tax recovery of $104	–	571	–	–	571
Change in gains and losses on hedges of instruments in foreign operations, net of tax recovery of $303	–	(589)	–	–	(589)
Change in funded status of postretirement plan liability, net of tax recovery of $10(6)	(39)	–	–	–	(39)
Change in equity investment funded status of postretirement plan liability, net of tax expense of $51	107	–	–	–	107
Unrealized gain on derivatives, net of tax recovery of $60	–	–	–	(83)	(83)
Change in gains and losses on available for sale financial instruments, net of tax of nil	–	–	–	2	2

Balance at December 31, 2008	(197)	(379)	–	(93)	(669)

(1)
In accordance with Canadian GAAP, natural gas inventory held in storage is recorded at its fair value. Under U.S. GAAP, inventory is recorded at lower of cost or market.

(2)
Relates to gains and losses realized in 2006 on derivative energy contracts for periods before they were documented as hedges for purposes of U.S. GAAP and to differences in accounting for physical energy contracts.

(3)
In accordance with Canadian GAAP, the Company recorded current income tax benefits resulting from substantively enacted Canadian federal income tax legislation. Under U.S. GAAP, the legislation must be fully enacted for income tax adjustments to be recorded.

(4)
Represents the amortization of certain hedges that became ineffective at different times under Canadian and U.S. GAAP.

(5)
Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved. After such time, those costs are amortized over the estimated life of the project. Under U.S. GAAP, such costs are expensed as incurred. Certain start-up costs incurred by Bruce Power L.P. (Bruce), an equity investment, were expensed under U.S. GAAP.

(6)
SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status, through other comprehensive income, in the year in which the changes occur. The amounts recognized in the Company's balance sheet as at December 31, 2008 are as follows:
December 31 (millions of dollars)	2008	2007
Non-current assets	–	20
Non-current liabilities	259	(251)

	(259)	(231)

Pre-tax amounts recognized in Accumulated Other Comprehensive Income (AOCI) are as follows:
	2008			2007			2006
December 31 (millions of dollars)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Net loss	173	22	195	120	15	135	92	14	106
Prior service cost (credit)	11	4	15	12	14	26	11	(4)	7

	184	26	210	132	29	161	103	10	113

Pre-tax amounts recorded in Other Comprehensive Income were as follows:
	2008			2007
December 31 (millions of dollars)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Amortization of net loss from AOCI to net income	(1)	(1)	(2)	(9)	(1)	(10)
Amortization of prior service cost (credit) from AOCI to net income	(2)	(1)	(3)	(1)	–	(1)
Funded status adjustment	56	(2)	54	38	21	59

	53	(4)	49	28	20	48

The funded status based on the accumulated benefit obligation for all defined benefit pension plans as at December 31, 2008 is as follows:
December 31 (millions of dollars)	2008	2007
Accumulated benefit obligation	1,136	1,244
Fair value of plan assets	1,164	1,358

Funded Status – surplus	28	114

Included in the above accumulated benefit obligation and fair value of plan assets as at December 31, 2008 are the following amounts in respect of plans that are not fully funded:
December 31 (millions of dollars)	2008	2007
Accumulated benefit obligation	149	–
Fair value of plan assets	133	–

Funded Status – (deficit)	(16)	–

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from Accumulated Other Comprehensive Income into net periodic benefit cost over the next fiscal year are $1 million and $1 million, respectively. The estimated net loss and prior service cost for the other defined benefit postretirement plans that will be amortized from Accumulated Other Comprehensive Income into net periodic benefit cost over the next fiscal year is $2 million and $1 million, respectively.

The rate used to discount pension and other post-retirement benefit plan obligations was based on a yield curve from Moody's corporate AA bond yields at December 31, 2008 developed by the Company's third party actuary. This yield curve is used to develop spot rates that vary based on the duration of the obligations. The estimated future cash flows for the pension and other post retirement obligations were matched to the corresponding rates on the yield curve to derive a weighted average discount rate.

(7)
Under Canadian GAAP, the Company accounts for certain investments using the proportionate consolidation basis whereby the Company's proportionate share of the assets, liabilities, revenues, expenses and cash flows are included in the Company's financial statements. U.S. GAAP does not allow the use of proportionate consolidation and requires that such investments be recorded on an equity accounting basis. Information on the balances that have been proportionately consolidated is located in Note 8 to the Company's 2008 audited consolidated annual financial statements. As a consequence of using equity accounting for U.S. GAAP, the Company is required to reflect an additional liability of $51 million at December 31, 2008 (December 31, 2007 – $21 million) for the estimated fair value of certain guarantees related to debt and other performance commitments of the joint venture operations that were not required to be recorded when the underlying liability was reflected on the balance sheet under the proportionate consolidation method of accounting. The distributed earnings from long-term investments for the year ended December 31, 2008 were $295 million (2007 – $376 million; 2006 – $494 million). The undistributed earnings from long-term investments for the year ended December 31, 2008 were $892 million (2007 – $821 million; 2006 – $836 million).

(8)
Under U.S. GAAP, the Company is required to record a deferred income tax liability for its cost-of-service regulated businesses. As these deferred income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.

(9)
In accordance with U.S. GAAP, debt issue costs are recorded as a deferred asset rather than being included in long-term debt as required by Canadian GAAP.

(10)
At December 31, 2008, Accumulated Other Comprehensive Income in accordance with U.S. GAAP is $197 million higher than under Canadian GAAP. The difference relates primarily to the accounting treatment for defined benefit pension and other postretirement plans.

Fair Value Measurements

The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" (SFAS No. 157) for its financial assets and liabilities measured at fair value on a recurring basis effective January 1, 2008. The statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the U.S. Financial Accounting Standards Board (FASB) issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157", which delayed the effective date of SFAS No. 157 for all non-financial assets and liabilities that are measured at fair value on a non-recurring basis, until fiscal years beginning after November 15, 2008. These non-financial items include assets and liabilities such as non-financial assets and liabilities assumed in a business combination, reporting units measured at fair value in a goodwill impairment test and asset retirement obligations initially measured at fair value.

Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the 'exit price') in an orderly transaction between market participants at the measurement date.

The Company's financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon a fair value hierarchy in accordance with SFAS No. 157. Fair values of assets and liabilities included in Level I are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level II include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. This includes comparisons with similar instruments that have observable market prices, option pricing models and other valuation techniques commonly used by market participants, which may require the use of assumptions about the amount and timing of estimated future cash flows and discount rates. In making these assumptions, the Company looks primarily to readily observable external market input factors such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. Level III valuations are based on inputs that are unobservable and significant to the overall fair value measurement. TransCanada does not have any assets or liabilities that are included in Level III.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 are categorized in accordance with SFAS No. 157 as follows:

(millions of dollars)	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)	Significant unobservable inputs (Level III)	Total
Derivative Financial Instruments Held for Trading:
Assets	130	254	–	384
Liabilities	(127)	(347)	–	(474)
Derivative Financial Instruments in Hedging Relationships:
Assets	42	150	–	192
Liabilities	(100)	(545)	–	(645)
Non-Derivative Financial Instruments Available for Sale:
Assets	24	–	–	24
Liabilities	–	–	–	–

Total	(31)	(488)	–	(519)

Income Taxes

The income tax effects of differences between the accounting value and the tax value of assets and liabilities are as follows:

December 31 (millions of dollars)	2008	2007
Deferred Tax Liabilities
Difference in accounting and tax bases of plant, equipment and power purchase arrangements	2,182	1,763
Taxes on future revenue requirement	387	433
Investments in subsidiaries and partnerships	313	443
Unrealized foreign exchange gains on long-term debt	14	110
Pension benefit	6	11
Other comprehensive income	–	8
Other	81	81

	2,983	2,849

Deferred Tax Assets
Deferred amounts	119	45
Other post-employment benefits	38	25
Other comprehensive income	62	22
Non-capital loss carry-forwards	24	–
Unrealized foreign exchange losses on long-term debt	77	–
Other	138	77

	458	169
Less: Valuation allowance	77	13

	381	156

Net deferred tax liabilities	2,602	2,693

TransCanada adopted FASB Financial Interpretation 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), January 1, 2007. The implementation of the provisions under FIN 48 did not have a material impact on the U.S. GAAP financial statements of the Company and no adjustment to the beginning balance of retained earnings was required due to the adoption of FIN 48.

Below is the reconciliation of the annual changes in the total unrecognized tax benefit.

December 31 (millions of dollars)	2008	2007
Unrecognized tax benefits, beginning of year	70	80
Gross increases – tax positions in prior years	13	9
Gross decreases – tax positions in prior years	(1)	(11)
Gross increases – current year positions	20	9
Settlements	(19)	(6)
Lapses of statute of limitations	(3)	(11)

Unrecognized tax benefits, end of year	80	70

TransCanada expects the enactment of certain Canadian Federal tax legislation in the next twelve months which is expected to result in a favourable income tax adjustment of approximately $12 million. Otherwise, subject to the results of audit examinations by taxing authorities and other legislative amendments, TransCanada does not anticipate further adjustments to the unrecognized tax benefits during the next twelve months that would have a material impact on its financial statements.

TransCanada and its subsidiaries are subject to either Canadian federal and provincial income tax, U.S. federal, state and local income tax or the relevant income tax in other international jurisdictions. The Company has substantially concluded all Canadian federal and provincial income tax matters for the years through 2003. Canadian federal income tax returns for years 2004 and 2005 are currently under examination by the Canada Revenue Agency, which has not proposed any significant adjustments. Substantially all material U.S. federal income tax matters have been concluded for years through 2004 and U.S. state and local income tax matters through 2002.

TransCanada's continuing practice is to recognize interest and penalties related to income tax uncertainties in income tax expense. Included in net tax expense for the year ended December 31, 2008 is $10 million for interest and nil for penalties (December 31, 2007 – $1 million for interest and nil for penalties). At December 31, 2008, the Company had $24 million accrued for interest and nil accrued for penalties (December 31, 2007 – $14 million accrued for interest and nil accrued for penalties).

Other

In February 2007, FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115", which allows an entity to choose to measure many financial instruments and certain other items at fair value for fiscal years beginning on or after November 15, 2007. TransCanada's U.S. GAAP financial statements were not materially impacted by SFAS No. 159.

In December 2007, FASB issued SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" and SFAS No. 141(R) "Business Combinations" both of which are effective for annual periods beginning after December 15, 2008. SFAS No. 160 requires that third party ownership interests in subsidiaries be presented separately in the equity section of the balance sheet. In addition, the income attributable to the noncontrolling interest will now be included in consolidated net income and will be deducted separately at the bottom of the income statement. SFAS No. 141(R) requires that most identifiable assets, liabilities (including obligations for contingent consideration), noncontrolling interests and goodwill be recorded at "full fair value". Also, for step acquisitions, the acquirer will be required to re-measure its noncontrolling equity investment in the acquiree at fair value as of the date control is obtained and recognize any gain or loss in income. The Company will adopt these standards on January 1, 2009.

In March 2008, FASB issued SFAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133", which is effective for fiscal years beginning after November 15, 2008. SFAS No. 161 expands the disclosure requirements for derivative instruments and hedging activities with respect to how and why entities use derivative instruments, how they are accounted for under SFAS No. 133 and the related impact on financial position, financial performance and cash flows. TransCanada does not expect a material affect on its financial disclosures as a result of adopting this standard on January 1, 2009.

In May 2008, FASB issued SFAS No. 162 "The Hierarchy of Generally Accepted Accounting Principles" which codifies the sources of accounting principles and the related framework to be utilized in preparing financial statements in conformity with U.S. GAAP. TransCanada's U.S. GAAP financial statements are not expected to be impacted by this standard.

In October 2008, FASB issued Staff Position No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active", which clarifies the application of SFAS No. 157 in a market that is not active. This Staff Position is effective upon issuance and the Company's U.S. GAAP financial statements were not impacted by this standard.

In December 2008, FASB issued Staff Position No. 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets", which requires more detailed disclosures regarding the employers' plan assets, concentrations of risk within plan assets and valuation techniques used to measure the fair value of plan assets. This Staff Position will be effective for fiscal years ending after December 15, 2009. The Company will adopt these standards for its 2009 year-end reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed by or under the supervision of senior management of TransCanada Corporation ("TransCanada" or the "Company"), and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to U.S. GAAP.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements. Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company acquired Keyspan-Ravenswood, LLC ("Ravenswood") in August 2008 and began consolidating the operations of Ravenswood from that date. Management has excluded this business from its evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. The net income attributable to this business represented less than one per cent of the Company's consolidated net income for the year ended December 31, 2008, and its aggregate total assets represented approximately nine per cent of the Company's consolidated total assets as at December 31, 2008.

Based on this evaluation, management concluded that internal control over financial reporting is effective as at December 31, 2008, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.

In 2008, there was no change in TransCanada's internal control over financial reporting that materially affected or is reasonably likely to materially affect TransCanada's internal control over financial reporting.

KPMG LLP, the independent auditors appointed by the shareholders of TransCanada, who have audited the consolidated financial statements of TransCanada, have also audited the effectiveness of TransCanada's internal control over financial reporting as of December 31, 2008 and have issued the report entitled "Report of Independent Registered Public Accounting Firm".

February 23, 2009

/s/ HAROLD N. KVISLE Harold N. Kvisle President and Chief Executive Officer	/s/ GREGORY A. LOHNES Gregory A. Lohnes Executive Vice-President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of TransCanada Corporation

We have audited TransCanada Corporation's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 23, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/  KPMG LLP
Chartered Accountants
Calgary, Canada

February 23, 2009

COMMENTS BY AUDITORS FOR UNITED STATES READERS ON CANADA – UNITED STATES REPORTING DIFFERENCES

To the Board of Directors of TransCanada Corporation

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the Company's internal control over financial reporting. Our report to the shareholders dated February 23, 2009 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the Company's internal control over financial reporting in the financial statement auditors' report.

/s/  KPMG LLP
Chartered Accountants
Calgary, Canada

February 23, 2009

QuickLinks

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION & ANALYSIS
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
TABLE OF CONTENTS
TRANSCANADA CORPORATION RECONCILIATION TO UNITED STATES GAAP
  AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP
TRANSCANADA CORPORATION RECONCILIATION TO UNITED STATES GAAP
  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
  COMMENTS BY AUDITORS FOR UNITED STATES READERS ON CANADA – UNITED STATES REPORTING DIFFERENCES