Form 40-F
period 2015-12-31
TRANSCANADA CORP
filed 2016-02-11
CIK 1232384

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015           Commission File Number 1-31690
TRANSCANADA CORPORATION
(Exact Name of Registrant as specified in its charter)
Canada
(Province or jurisdiction of incorporation or organization)
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
At December 31, 2015, 702,614,096 common shares;
9,498,423 Cumulative Redeemable First Preferred Shares, Series 1;
12,501,577 Cumulative Redeemable First Preferred Shares, Series 2;
8,533,405 Cumulative Redeemable First Preferred Shares, Series 3;
5,466,595 Cumulative Redeemable First Preferred Shares, Series 4;
14,000,000 Cumulative Redeemable First Preferred Shares, Series 5;
24,000,000 Cumulative Redeemable First Preferred Shares Series 7;
18,000,000 Cumulative Redeemable First Preferred Shares Series 9; and
10,000,000 Cumulative Redeemable First Preferred Shares, Series 11
were issued and outstanding.

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

Form	Registration No.
S-8	333-5916
S-8	333-8470
S-8	333-9130
S-8	333-151736
S-8	333-184074
F-3	33-13564
F-3	333-6132
F-10	333-151781
F-10	333-161929
F-10	333-208585

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION & ANALYSIS
Except sections specifically referenced below which shall be deemed incorporated by reference herein and filed, no other portion of the TransCanada Corporation 2015 Management's discussion and analysis and audited consolidated financial statements to shareholders, except as otherwise specifically incorporated by reference in the TransCanada Corporation Annual information form, shall be deemed filed with the U.S. Securities and Exchange Commission (the "Commission") as part of this report under the Exchange Act.
A.    Audited Annual Financial Statements
For audited consolidated financial statements, including the auditors' report, see pages 119 through 183 of the TransCanada Corporation 2015 Management's discussion and analysis and audited consolidated financial statements to shareholders included herein.
B.    Management's Discussion and Analysis
For management's discussion and analysis, see pages 7 through 118 of the TransCanada Corporation 2015 Management's discussion and analysis and audited consolidated financial statements to shareholders included herein under the heading "Management's discussion and analysis".
C.    Management's Report on Internal Control Over Financial Reporting
For management's report on internal control over financial reporting, see "Management's report on Internal Control over Financial Reporting" that accompanies the audited consolidated financial statements on page 119 of the TransCanada Corporation 2015 Management's discussion and analysis and audited consolidated financial statements to shareholders included herein.

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
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
For information on disclosure controls and procedures and management's annual report on internal control over financial reporting, see "Other information - Controls and Procedures" in Management's discussion and analysis on page 100 of the TransCanada Corporation 2015 Management's discussion and analysis and audited consolidated financial statements to shareholders.
AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant's board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Siim A. Vanaselja, Mr. Kevin E. Benson and Mr. John E. Lowe have been designated audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange's listing standards applicable to the Registrant. The Commission has indicated that the designation of Mr. Vanaselja, Mr. Benson and Mr. Lowe as audit committee financial experts does not make Mr. Vanaselja, Mr. Benson or Mr. Lowe "experts" for any purpose, impose any duties, obligations or liability on Mr. Vanaselja, Mr. Benson or Mr. Lowe that are greater than those imposed on members of the Audit committee and Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit committee.
CODE OF ETHICS
The Registrant has adopted a code of business ethics for its directors, officers, employees and contractors. The Registrant's code is available on its website at www.transcanada.com. No waivers have been granted from any provision of the code during the 2015 fiscal year.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
For information on principal accountant fees and services, see "Audit committee - Pre-approval Policies and Procedures" and "Audit committee - External Auditor Service Fees" on page 40 of the TransCanada Corporation Annual information form.
OFF-BALANCE SHEET ARRANGEMENTS
The Registrant has no off-balance sheet arrangements, as defined in this Form, other than the guarantees and commitments described in Note 26 of the Notes to the audited consolidated financial statements attached to this Form 40-F and incorporated herein by reference.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
For information on tabular disclosure of contractual obligations, see "Contractual obligations" in Management's discussion and analysis on page 90 of the TransCanada Corporation 2015 Management's discussion and analysis and audited consolidated financial statements to shareholders.

IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately-designated standing Audit committee. The members of the Audit committee are:

Chair: Members:	S.A. Vanaselja K.E. Benson D.H. Burney J.E. Lowe M.P. Salomone D.M.G. Stewart

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
Forward-looking statements in this document may include information about the following, among other things:

•	anticipated business prospects

•	our financial and operational performance, including the performance of our subsidiaries

•	expectations or projections about strategies and goals for growth and expansion

•	expected cash flows and future financing options available to us

•	expected costs for planned projects, including projects under construction and in development

•	expected schedules for planned projects (including anticipated construction and completion dates)

•	expected regulatory processes and outcomes

•	expected common share purchases under our normal course issuer bid

•	expected impact of regulatory outcomes

•	expected outcomes with respect to legal proceedings, including arbitration and insurance claims

•	expected capital expenditures and contractual obligations

•	expected operating and financial results

•	the expected impact of future accounting changes, commitments and contingent liabilities

•	expected industry, market and economic conditions.

Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this document.
Our forward-looking information is based on key assumptions, and subject to the following risks and uncertainties:

Assumptions

•	inflation rates, commodity prices and capacity prices

•	timing of financings and hedging

•	regulatory decisions and outcomes

•	foreign exchange rates

•	interest rates

•	tax rates

•	planned and unplanned outages and the use of our pipeline and energy assets

•	integrity and reliability of our assets

•	access to capital markets

•	anticipated construction costs, schedules and completion dates

•	acquisitions and divestitures.

Risks and uncertainties

•	our ability to successfully implement our strategic initiatives

•	whether our strategic initiatives will yield the expected benefits

•	the operating performance of our pipeline and energy assets

•	amount of capacity sold and rates achieved in our pipeline businesses

•	the availability and price of energy commodities

•	the amount of capacity payments and revenues we receive from our energy business

•	regulatory decisions and outcomes

•	outcomes of legal proceedings, including arbitration and insurance claims

•	performance and credit risk of our counterparties

•	changes in market commodity prices

•	changes in the political environment

•	changes in environmental and other laws and regulations

•	competitive factors in the pipeline and energy sectors

•	construction and completion of capital projects

•	costs for labour, equipment and materials

•	access to capital markets

•	interest, tax and foreign exchange rates

•	weather

•	cybersecurity

•	technological developments

•	economic conditions in North America as well as globally.

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
DONALD R. MARCHAND Executive Vice-President, Corporate Development and Chief Financial Officer

Date: February 11, 2016

DOCUMENTS FILED AS PART OF THIS REPORT

EXHIBITS

13.1	TransCanada Corporation Annual information form for the year ended December 31, 2015.

13.2
Management's discussion and analysis (included on pages 7 through 118 of the TransCanada Corporation 2015 Management's discussion and analysis and audited consolidated financial statements to shareholders).

13.3
2015 Audited consolidated financial statements (included on pages 119 through 183 of the TransCanada Corporation 2015 Management's discussion and analysis and audited consolidated financial statements to shareholders), including the auditors' report thereon and the Report of Independent Registered Public Accounting Firm on the effectiveness of TransCanada's internal control over financial reporting as of December 31, 2015.

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