Form 40-F
period 2016-12-31
TRANSCANADA CORP
filed 2017-02-16
CIK 1232384

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016           Commission File Number 1-31690
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
At December 31, 2016, 863,759,075 common shares;
9,498,423 Cumulative Redeemable First Preferred Shares, Series 1;
12,501,577 Cumulative Redeemable First Preferred Shares, Series 2;
8,533,405 Cumulative Redeemable First Preferred Shares, Series 3;
5,466,595 Cumulative Redeemable First Preferred Shares, Series 4;
12,714,261 Cumulative Redeemable First Preferred Shares, Series 5;
1,285,739 Cumulative Redeemable First Preferred Shares Series 6;
24,000,000 Cumulative Redeemable First Preferred Shares Series 7;
18,000,000 Cumulative Redeemable First Preferred Shares Series 9;
10,000,000 Cumulative Redeemable First Preferred Shares, Series 11;
20,000,000 Cumulative Redeemable First Preferred Shares, Series 13; and
40,000,000 Cumulative Redeemable First Preferred Shares, Series 15
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

Form	Registration No.
S-8	333-5916
S-8	333-8470
S-8	333-9130
S-8	333-151736
S-8	333-184074
F-3	33-13564
F-3	333-6132
F-10	333-151781
F-10	333-161929
F-10	333-208585
F-10	333-214971

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION & ANALYSIS
Except sections specifically referenced below which shall be deemed incorporated by reference herein and filed, no other portion of the TransCanada Corporation 2016 Management's discussion and analysis and audited consolidated financial statements to shareholders, except as otherwise specifically incorporated by reference in the TransCanada Corporation Annual information form, shall be deemed filed with the U.S. Securities and Exchange Commission (the "Commission") as part of this report under the Exchange Act.
A.    Audited Annual Financial Statements
For audited consolidated financial statements, including the auditors' report, see pages 119 through 194 of the TransCanada Corporation 2016 Management's discussion and analysis and audited consolidated financial statements to shareholders included herein.
B.    Management's Discussion and Analysis
For management's discussion and analysis, see pages 5 through 118 of the TransCanada Corporation 2016 Management's discussion and analysis and audited consolidated financial statements to shareholders included herein under the heading "Management's discussion and analysis".
C.    Management's Report on Internal Control Over Financial Reporting
For management's report on internal control over financial reporting, see "Management's report on Internal Control over Financial Reporting" that accompanies the audited consolidated financial statements on page 119 of the TransCanada Corporation 2016 Management's discussion and analysis and audited consolidated financial statements to shareholders included herein.

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
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
For information on disclosure controls and procedures and management's annual report on internal control over financial reporting, see "Other information - Controls and Procedures" in Management's discussion and analysis on page 99 of the TransCanada Corporation 2016 Management's discussion and analysis and audited consolidated financial statements to shareholders.
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
CODE OF ETHICS
The Registrant has adopted a code of business ethics ("Code") for its directors, officers, employees and contractors. In 2016, the Code was amended to include new rules concerning the avoidance of conflicts of interest, maintaining a harassment, violence and weapons-free workplace and glossary to provide additional clarity thereto. Effective July 1, 2016, TransCanada acquired Columbia Pipeline Group, Inc. (Columbia). Columbia's code of business ethics and compliance program was assessed and determined to be essentially equivalent to TransCanada's Code. Columbia employees will transition to compliance with TransCanada's Code during 2017. The Registrant's Code was filed with the Commission as part of a Form 6-K report on November 8, 2016 and is incorporated herein by reference and available on its website at www.transcanada.com. No waivers have been granted from any provision of the Code during the 2016 fiscal year.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
For information on principal accountant fees and services, see "Audit committee - Pre-approval Policies and Procedures" and "Audit committee - External Auditor Service Fees" on page 37 of the TransCanada Corporation Annual information form.
OFF-BALANCE SHEET ARRANGEMENTS
The Registrant has no off-balance sheet arrangements, as defined in this Form, other than the guarantees and commitments described in Note 27 of the Notes to the audited consolidated financial statements attached to this Form 40-F and incorporated herein by reference.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
For information on tabular disclosure of contractual obligations, see "Contractual obligations" in Management's discussion and analysis on page 88 of the TransCanada Corporation 2016 Management's discussion and analysis and audited consolidated financial statements to shareholders.

IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately-designated standing Audit committee. The members of the Audit committee as of February 15, 2017 (unless otherwise indicated) are:

Chair: Members:	S.A. Vanaselja K.E. Benson D.H. Burney S. Crétier (effective February 17, 2017) J.E. Lowe I. Samarasekera D.M.G. Stewart

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
Forward-looking statements in this document include information about the following, among other things:

•	planned changes in our business including the divestiture of certain assets

•	our financial and operational performance, including the performance of our subsidiaries

•	expectations or projections about strategies and goals for growth and expansion

•	expected cash flows and future financing options available to us

•	expected dividend growth

•	expected costs for planned projects, including projects under construction, permitting and in development

•	expected schedules for planned projects (including anticipated construction and completion dates)

•	expected regulatory processes and outcomes

•	expected impact of regulatory outcomes

•	expected outcomes with respect to legal proceedings, including arbitration and insurance claims

•	expected capital expenditures and contractual obligations

•	expected operating and financial results

•	the expected impact of future accounting changes, commitments and contingent liabilities

•	expected industry, market and economic conditions.

Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this document.
Our forward-looking information is based on the following key assumptions, and subject to the following risks and uncertainties:

Assumptions

•	planned monetization of our U.S. Northeast power business

•	inflation rates, commodity prices and capacity prices

•	nature and scope of hedging

•	regulatory decisions and outcomes

•	the Canadian dollar to U.S. dollar exchange rate remains at or near current levels

•	interest rates

•	tax rates

•	planned and unplanned outages and the use of our pipeline and energy assets

•	integrity and reliability of our assets

•	access to capital markets

•	anticipated construction costs, schedules and completion dates.

Risks and uncertainties

•	our ability to realize the anticipated benefits from the acquisition of Columbia Pipeline Group, Inc.

•	timing and execution of our planned asset sales

•	our ability to successfully implement our strategic initiatives

•	whether our strategic initiatives will yield the expected benefits

•	the operating performance of our pipeline and energy assets

•	amount of capacity sold and rates achieved in our pipeline businesses

•	the availability and price of energy commodities

•	the amount of capacity payments and revenues we receive from our energy business

•	regulatory decisions and outcomes

•	outcomes of legal proceedings, including arbitration and insurance claims

•	performance and credit risk of our counterparties

•	changes in market commodity prices

•	changes in the political environment

•	changes in environmental and other laws and regulations

•	competitive factors in the pipeline and energy sectors

•	construction and completion of capital projects

•	costs for labour, equipment and materials

•	access to capital markets

•	interest, tax and foreign exchange rates

•	weather

•	cyber security

•	technological developments

•	economic conditions in North America as well as globally.

You can read more about these factors and others in reports we have filed with Canadian securities regulators and the Commission.
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
DONALD R. MARCHAND Executive Vice-President and Chief Financial Officer

Date: February 16, 2017

DOCUMENTS FILED AS PART OF THIS REPORT

EXHIBITS

13.1	TransCanada Corporation Annual information form for the year ended December 31, 2016.

13.2
Management's discussion and analysis (included on pages 5 through 118 of the TransCanada Corporation 2016 Management's discussion and analysis and audited consolidated financial statements to shareholders).

13.3
2016 Audited consolidated financial statements (included on pages 119 through 194 of the TransCanada Corporation 2016 Management's discussion and analysis and audited consolidated financial statements to shareholders), including the auditors' report thereon and the Report of Independent Registered Public Accounting Firm on the effectiveness of TransCanada's internal control over financial reporting as of December 31, 2016.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

32.2	Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

99.1	Supplementary Information to the TransCanada Corporation 2016 Management's discussion and analysis.

99.2
A copy of the Registrant's Code of Business Ethics Policy as amended (filed with the Securities and Exchange Commission as part of a Form 6-K report on November 8, 2016 and incorporated by reference herein).

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.