Form 40-F
period 2018-12-31
TRANSCANADA CORP; TRANSCANADA PIPELINES LTD
filed 2019-02-14
CIK 1232384, 99070

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
TRANSCANADA CORPORATION
(Commission File Number 1-31690)

TRANSCANADA PIPELINES LIMITED
(Commission File Number 1-8887)
(Exact name of Registrant as specified in its charter)
Canada
(Province or other jurisdiction of incorporation or organization)
4922, 4923, 4924, 5172
(Primary Standard Industrial Classification Code Number (if applicable))
Not Applicable
(TransCanada Corporation)
(I.R.S. Employer Identification Number (if applicable))
52 - 2179728
(TransCanada PipeLines Limited)
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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares (including Rights under Shareholder Rights Plan) of TransCanada Corporation	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Debt Securities of TransCanada PipeLines Limited

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual report.
At December 31, 2018, 918,096,439 common shares;
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
18,000,000 Cumulative Redeemable First Preferred Shares Series 9;
10,000,000 Cumulative Redeemable First Preferred Shares, Series 11;
20,000,000 Cumulative Redeemable First Preferred Shares, Series 13; and
40,000,000 Cumulative Redeemable First Preferred Shares, Series 15
of TransCanada Corporation were issued and outstanding.

At December 31, 2018, 887,333,320 common shares of TransCanada PipeLines Limited, which were all owned by TransCanada Corporation, were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒    No ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The documents (or portions thereof) of forming part of this Form 40-F are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Form	Registration No.
S-8	333-5916
S-8	333-8470
S-8	333-9130
S-8	333-151736
S-8	333-184074
S-8	333-227114
F-3	33-13564
F-3	333-6132
F-10	333-151781
F-10	333-161929
F-10	333-208585
F-10	333-214971
F-10	333-218711
F-10	333-221898
F-10	333-225941
F-10	333-228848

EXPLANATORY NOTE
TransCanada PipeLines Limited (“TransCanada PipeLines”) is a wholly owned subsidiary of TransCanada Corporation (“TransCanada”). As of the date of filing of this Form 40-F, TransCanada PipeLines is relying on the continuous disclosure documents filed by TransCanada pursuant to an exemption from the requirements of National Instrument 51-102 - Continuous Disclosure Obligations and as provided in the decision of the Alberta Securities Commission and the Ontario Securities Commission in Re TransCanada Corporation, 2019 ABASC 1, issued on January 3, 2019. Consistent with the exemptive relief, information contained in this Form 40-F is that provided by TransCanada except as indicated below.

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION & ANALYSIS
Except sections specifically referenced below which shall be deemed incorporated by reference herein and filed, no other portion of the TransCanada 2018 Management's discussion and analysis and audited consolidated financial statements to shareholders, except as otherwise specifically incorporated by reference in the TransCanada Annual information form, shall be deemed filed with the U.S. Securities and Exchange Commission (the "Commission") as part of this report under the Exchange Act.
A.    Audited Annual Financial Statements
For audited consolidated financial statements, including the auditors' report, see pages 112 through 190 of the TransCanada 2018 Management's discussion and analysis and audited consolidated financial statements included herein.
B.    Management's Discussion and Analysis
For management's discussion and analysis, see pages 5 through 110 of the TransCanada 2018 Management's discussion and analysis and audited consolidated financial statements included herein under the heading "Management's discussion and analysis".
C.    Management's Report on Internal Control Over Financial Reporting
For management's report on internal control over financial reporting, see "Management's Report on Internal Control over Financial Reporting" that accompanies the audited consolidated financial statements on page 111 of the TransCanada 2018 Management's discussion and analysis and audited consolidated financial statements included herein.
UNDERTAKING
Each Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
For information on disclosure controls and procedures and management's annual report on internal control over financial reporting, see "Other information - Controls and Procedures" in Management's discussion and analysis on page 93 of the TransCanada 2018 Management's discussion and analysis and audited consolidated financial statements.
AUDIT COMMITTEE FINANCIAL EXPERT
Each Registrant's Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit committee. Mr. John E. Lowe and Mr. Thierry Vandal have been designated audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange's listing standards applicable to each Registrant. The Commission has indicated that the designation of Mr. Lowe and Mr. Vandal as audit committee financial experts does not make Mr. Lowe or Mr. Vandal "experts" for any purpose, impose any duties, obligations or liability on Mr. Lowe or Mr. Vandal that are greater than those imposed on members of the Audit committee and Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit committee.
CODE OF ETHICS
The Registrants have adopted a code of business ethics ("Code") for their directors, officers, employees and contractors. The Registrants' Code is available on its website at www.transcanada.com. No waivers have been granted from any provision of the Code during the 2018 fiscal year.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
For information on principal accountant fees and services, see "Audit committee - Pre-approval Policies and Procedures" and "Audit committee - External Auditor Service Fees" on page 34 of the TransCanada Annual information form.
OFF-BALANCE SHEET ARRANGEMENTS
The Registrants have no off-balance sheet arrangements, as defined in this Form, other than the guarantees and commitments described in Note 27 of the Notes to the audited consolidated financial statements attached to this Form 40-F and incorporated herein by reference.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
For information on tabular disclosure of contractual obligations, see "Contractual obligations" in Management's discussion and analysis on page 82 of the TransCanada 2018 Management's discussion and analysis and audited consolidated financial statements.

IDENTIFICATION OF THE AUDIT COMMITTEE
Each Registrant has a separately-designated standing Audit committee. The members of each Audit committee as of February 13, 2019 (unless otherwise indicated) are:

Chair: Members:	J.E. Lowe S. Crétier S.B. Jackson (as of April 27, 2018) R. Limbacher (as of June 13, 2018) I. Samarasekera T. Vandal
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
Forward-looking statements in this document include information about the following, among other things:

•	our financial and operational performance, including the performance of our subsidiaries

•	expectations about strategies and goals for growth and expansion

•	expected cash flows and future financing options available, including portfolio management

•	expected dividend growth

•	expected future credit ratings

•	expected costs and schedules for planned projects, including projects under construction and in development

•	expected capital expenditures and contractual obligations

•	expected regulatory processes and outcomes, including the impact of recent Federal Energy Regulatory Commission (FERC) policy changes (2018 FERC Actions)

•	expected outcomes with respect to legal proceedings, including arbitration and insurance claims

•	the expected impact of future accounting changes, commitments and contingent liabilities

•	expected industry, market and economic conditions.

Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this document.
Our forward-looking information is based on the following key assumptions, and subject to the following risks and uncertainties:
Assumptions

•	regulatory decisions and outcomes, including final outcomes of the 2018 FERC Actions

•	planned and unplanned outages and the use of our pipeline and energy assets

•	integrity and reliability of our assets

•	anticipated construction costs, schedules and completion dates

•	access to capital markets, including portfolio management

•	expected industry, market and economic conditions

•	inflation rates and commodity prices

•	interest, tax and foreign exchange rates

•	nature and scope of hedging.

Risks and uncertainties

•	our ability to successfully implement our strategic priorities and whether they will yield the expected benefits

•	our ability to implement a capital allocation strategy aligned with maximizing shareholder value

•	the operating performance of our pipeline and energy assets

•	amount of capacity sold and rates achieved in our pipeline businesses

•	the amount of capacity payments and revenues from our energy business due to plant availability

•	production levels within supply basins

•	construction and completion of capital projects

•	costs for labour, equipment and materials

•	the availability and market prices of commodities

•	access to capital markets on competitive terms

•	interest, tax and foreign exchange rates

•	performance and credit risk of our counterparties

•	regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims

•	changes in environmental and other laws and regulations

•	competition in the pipeline and energy sectors

•	unexpected or unusual weather

•	acts of civil disobedience

•	cyber security and technological developments

•	economic conditions in North America as well as globally

•	our ability to effectively anticipate and assess changes to government policies and regulations.

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

DOCUMENTS FILED AS PART OF THIS REPORT

EXHIBITS

13.1	TransCanada Corporation Annual information form for the year ended December 31, 2018.

13.2
Management's discussion and analysis (included on pages 5 through 110 of the TransCanada Corporation 2018 Management's discussion and analysis and audited consolidated financial statements to shareholders).

13.3
2018 Audited consolidated financial statements (included on pages 111 through 190 of the TransCanada Corporation 2018 Management's discussion and analysis and audited consolidated financial statements to shareholders), including the auditors' report thereon and the Report of Independent Registered Public Accounting Firm on the effectiveness of TransCanada's internal control over financial reporting as of December 31, 2018.

23.1	Consent of KPMG LLP, Chartered Professional Accountants, Independent Registered Public Accounting Firm.

31.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

32.2	Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES
Pursuant to the requirements of the Exchange Act, each Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

TRANSCANADA CORPORATION
TRANSCANADA PIPELINES LIMITED
(Registrants)

Per:	/s/ DONALD R. MARCHAND
DONALD R. MARCHAND Executive Vice-President and Chief Financial Officer

Date: February 14, 2019