Form 40-F
period 2019-12-31
TC ENERGY CORP; TRANSCANADA PIPELINES LTD
filed 2020-02-13
CIK 1232384, 99070

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
TC ENERGY CORPORATION
(Commission File Number 1-31690)

TRANSCANADA PIPELINES LIMITED
(Commission File Number 1-8887)
(Exact name of Registrant as specified in its charter)
Canada
(Province or other jurisdiction of incorporation or organization)
4922, 4923, 4924, 5172
(Primary Standard Industrial Classification Code Number (if applicable))
Not Applicable
(TC Energy Corporation)
(I.R.S. Employer Identification Number (if applicable))
52-2179728
(TransCanada PipeLines Limited)
(I.R.S. Employer Identification Number (if applicable))
TC Energy Tower, 450 - 1 Street S.W.
Calgary, Alberta, Canada, T2P 5H1
(403) 920-2000
(Address and telephone number of Registrant's principal executive offices)
TransCanada PipeLine USA Ltd., 700 Louisiana Street, Suite 700
Houston, Texas, 77002-2700; (832) 320-5201
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares (including Rights under Shareholder Rights Plan) of TC Energy Corporation	TRP	New York Stock Exchange

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
At December 31, 2019, 938,399,506 common shares;
14,577,184 Cumulative Redeemable First Preferred Shares, Series 1;
7,422,816 Cumulative Redeemable First Preferred Shares, Series 2;
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
18,000,000 Cumulative Redeemable First Preferred Shares Series 9;
10,000,000 Cumulative Redeemable First Preferred Shares, Series 11;
20,000,000 Cumulative Redeemable First Preferred Shares, Series 13; and
40,000,000 Cumulative Redeemable First Preferred Shares, Series 15
of TC Energy Corporation were issued and outstanding.

At December 31, 2019, 902,108,711 common shares of TransCanada PipeLines Limited, which were all owned by TC Energy Corporation, were issued and outstanding.

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

The documents (or portions thereof) forming part of this Form 40-F are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Form	Registration No.
S-8	333-5916
S-8	333-8470
S-8	333-9130
S-8	333-151736
S-8	333-184074
S-8	333-227114
F-3	33-13564
F-3	333-6132
F-10	333-151781
F-10	333-161929
F-10	333-208585
F-10	333-214971
F-10	333-228848
F-10	333-235546

EXPLANATORY NOTE
TransCanada PipeLines Limited (“TransCanada PipeLines”) is a wholly owned subsidiary of TC Energy Corporation (formerly TransCanada Corporation) (“TC Energy”). As of the date of filing of this Form 40-F, TransCanada PipeLines is relying on the continuous disclosure documents filed by TC Energy pursuant to an exemption from the requirements of National Instrument 51-102 - Continuous Disclosure Obligations and as provided in the decision of the Alberta Securities Commission and the Ontario Securities Commission in Re TransCanada Corporation, 2019 ABASC 1, issued on January 3, 2019. Consistent with the exemptive relief, information contained in this Form 40-F is that provided by TC Energy except as indicated below.

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION & ANALYSIS
Except sections specifically referenced below which shall be deemed incorporated by reference herein and filed, no other portion of the TC Energy 2019 Management's discussion and analysis and audited consolidated financial statements to shareholders, except as otherwise specifically incorporated by reference in the TC Energy Annual information form, shall be deemed filed with the U.S. Securities and Exchange Commission (the "Commission") as part of this report under the Exchange Act.
A.    Audited Annual Financial Statements
For audited consolidated financial statements, including the auditors' report, see pages 108 through 186 of the TC Energy 2019 Management's discussion and analysis and audited consolidated financial statements included herein.
B.    Management's Discussion and Analysis
For management's discussion and analysis, see pages 5 through 106 of the TC Energy 2019 Management's discussion and analysis and audited consolidated financial statements included herein under the heading "Management's discussion and analysis".
C.    Management's Report on Internal Control Over Financial Reporting
For management's report on internal control over financial reporting, see "Management's Report on Internal Control over Financial Reporting" that accompanies the audited consolidated financial statements on page 107 of the TC Energy 2019 Management's discussion and analysis and audited consolidated financial statements included herein.
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
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
For information on disclosure controls and procedures and management's annual report on internal control over financial reporting, see "Other information - Controls and Procedures" in Management's discussion and analysis on page 93 of the TC Energy 2019 Management's discussion and analysis and audited consolidated financial statements.
AUDIT COMMITTEE FINANCIAL EXPERT
Each Registrant's Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit committee. Mr. John E. Lowe, Ms. Una Power and Mr. Thierry Vandal have been designated audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange's listing standards applicable to each Registrant. The Commission has indicated that the designation of Mr. Lowe, Ms. Power and Mr. Vandal as audit committee financial experts does not make Mr. Lowe, Ms. Power or Mr. Vandal "experts" for any purpose, impose any duties, obligations or liability on Mr. Lowe, Ms. Power or Mr. Vandal that are greater than those imposed on members of the Audit committee and Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit committee.
CODE OF ETHICS
The Registrants have adopted a code of business ethics ("Code") for their directors, officers, employees and contractors. In 2019, the Code was updated with amendments for health, safety and the environment; accepting gifts, invitations and entertainment from suppliers; personal relationship disclosure; and protecting and using TC Energy's assets, as well as changes throughout related to TC Energy's renaming and rebranding.
The Registrants' Code is available on its website at www.tcenergy.com. No waivers have been granted from any provision of the Code during the 2019 fiscal year.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
For information on principal accountant fees and services, see "Audit committee - Pre-approval Policies and Procedures" and "Audit committee - External Auditor Service Fees" on page 37 of the TC Energy Annual information form.
OFF-BALANCE SHEET ARRANGEMENTS
The Registrants have no off-balance sheet arrangements, as defined in this Form, other than the guarantees and commitments described in Note 28 of the Notes to the audited consolidated financial statements attached to this Form 40-F and incorporated herein by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
For information on tabular disclosure of contractual obligations, see "Financial Condition - Contractual obligations" in Management's discussion and analysis on page 79 of the TC Energy 2019 Management's discussion and analysis and audited consolidated financial statements.
IDENTIFICATION OF THE AUDIT COMMITTEE
Each Registrant has a separately-designated standing Audit committee. The members of each Audit committee as of February 12, 2020 (unless otherwise indicated) are:

Chair: Members:	J.E. Lowe S. Crétier R. Limbacher U. Power (as of May 3, 2019) I. Samarasekera T. Vandal
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
Forward-looking statements in this document include information about the following, among other things:

•	our financial and operational performance, including the performance of our subsidiaries

•	expectations about strategies and goals for growth and expansion

•	expected cash flows and future financing options available, including portfolio management

•	expected dividend growth

•	expected access to and cost of capital

•	expected costs and schedules for planned projects, including projects under construction and in development

•	expected capital expenditures, contractual obligations, commitments and contingent liabilities

•	expected regulatory processes and outcomes

•	expected outcomes with respect to legal proceedings, including arbitration and insurance claims

•	the expected impact of future tax and accounting changes

•	expected industry, market and economic conditions.
Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this document.
Our forward-looking information is based on the following key assumptions, and subject to the following risks and uncertainties:
Assumptions

•	regulatory decisions and outcomes

•	planned and unplanned outages and the use of our pipeline, power and storage assets

•	integrity and reliability of our assets

•	anticipated construction costs, schedules and completion dates

•	access to capital markets, including portfolio management

•	expected industry, market and economic conditions

•	inflation rates and commodity prices

•	interest, tax and foreign exchange rates

•	nature and scope of hedging.

Risks and uncertainties

•	our ability to successfully implement our strategic priorities and whether they will yield the expected benefits

•	our ability to implement a capital allocation strategy aligned with maximizing shareholder value

•	the operating performance of our pipeline, power and storage assets

•	amount of capacity sold and rates achieved in our pipeline businesses

•	the amount of capacity payments and revenues from our power generation assets due to plant availability

•	production levels within supply basins

•	construction and completion of capital projects

•	costs for labour, equipment and materials

•	the availability and market prices of commodities

•	access to capital markets on competitive terms

•	interest, tax and foreign exchange rates

•	performance and credit risk of our counterparties

•	regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims

•	our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment

•	competition in the businesses in which we operate

•	unexpected or unusual weather

•	acts of civil disobedience

•	cyber security and technological developments

•	economic conditions in North America as well as globally.
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

DOCUMENTS FILED AS PART OF THIS REPORT

EXHIBITS

13.1	TC Energy Corporation Annual information form for the year ended December 31, 2019.

13.2
Management's discussion and analysis (included on pages 5 through 106 of the TC Energy Corporation 2019 Management's discussion and analysis and audited consolidated financial statements to shareholders).

13.3
2019 Audited consolidated financial statements (included on pages 107 through 186 of the TC Energy Corporation 2019 Management's discussion and analysis and audited consolidated financial statements to shareholders), including the Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements and the Report of Independent Registered Public Accounting Firm on the effectiveness of TC Energy's internal control over financial reporting as of December 31, 2019.

23.1	Consent of KPMG LLP, Chartered Professional Accountants, Independent Registered Public Accounting Firm.

31.1	Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

31.2	Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1
A copy of TC Energy Corporation's Code of Business Ethics Policy, as amended and filed with the Securities and Exchange Commission as part of a Form 6-K report on December 20, 2019, and incorporated by reference herein.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES
Pursuant to the requirements of the Exchange Act, each Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

TC ENERGY CORPORATION
TRANSCANADA PIPELINES LIMITED
(Registrants)

By:	/s/ DONALD R. MARCHAND
DONALD R. MARCHAND Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer

Date: February 13, 2020