Form 40-F
period 2022-12-31
TC ENERGY CORP; TRANSCANADA PIPELINES LTD
filed 2023-02-14
CIK 1232384, 99070

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
At December 31, 2022, 1,017,961,583 common shares;
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
1,929,407 Cumulative Redeemable First Preferred Shares Series 6;
24,000,000 Cumulative Redeemable First Preferred Shares Series 7;
18,000,000 Cumulative Redeemable First Preferred Shares Series 9; and
10,000,000 Cumulative Redeemable First Preferred Shares, Series 11
of TC Energy Corporation were issued and outstanding.

At December 31, 2022, 973,199,666 common shares of TransCanada PipeLines Limited, which were all owned by TC Energy Corporation, were issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The documents (or portions thereof) forming part of this Form 40-F are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Form	Registration No.
S-8	333-5916
S-8	333-8470
S-8	333-9130
S-8	333-151736
S-8	333-184074
S-8	333-227114
S-8	333-237979
F-3	33-13564
F-3	333-6132
F-10	333-151781
F-10	333-161929
F-10	333-208585
F-10	333-250988
F-10	333-252123
F-10	333-261533
F-10	333-267323

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

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION & ANALYSIS
Except sections specifically referenced below which shall be deemed incorporated by reference herein and filed, no other portion of the TC Energy 2022 Management's discussion and analysis and audited consolidated financial statements to shareholders, except as otherwise specifically incorporated by reference in the TC Energy Annual information form, shall be deemed filed with the U.S. Securities and Exchange Commission (the "Commission") as part of this report under the Exchange Act.
A.    Audited Annual Financial Statements
For audited consolidated financial statements, including the auditors' report, see pages 135 through 225 of the TC Energy 2022 Management's discussion and analysis and audited consolidated financial statements included herein.
B.    Management's Discussion and Analysis
For management's discussion and analysis, see pages 9 through 134 of the TC Energy 2022 Management's discussion and analysis and audited consolidated financial statements included herein under the heading "Management's discussion and analysis".
C.    Management's Report on Internal Control Over Financial Reporting
For management's report on internal control over financial reporting, see "Management's Report on Internal Control over Financial Reporting" that accompanies the audited consolidated financial statements on page 135 of the TC Energy 2022 Management's discussion and analysis and audited consolidated financial statements included herein.
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
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
For information on disclosure controls and procedures and management's annual report on internal control over financial reporting, see "Other information - Controls and Procedures" on page 114 of the TC Energy 2022 Management's discussion and analysis and audited consolidated financial statements.
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
CODE OF ETHICS
The Registrants have adopted a code of business ethics ("Code") for their directors, officers, employees and contractors. In 2022, the Code was updated with an amendment referencing the Contractor Code of Business Ethics Handbook which was included to acknowledge that a substantially similar document is available for the external contractor audience. Other minor amendments included the addition of innovation as one of TC Energy's values and language concerning human rights and TC Energy's participation in the UN Global Compact, as well as updated reporting and non-retaliation language.
The Registrants' Code is available on TC Energy's website at www.tcenergy.com and any person can obtain the Code without charge upon request from the Corporate Secretary of TC Energy. No waivers have been granted from any provision of the Code during the 2022 fiscal year.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our independent registered public accounting firm is KPMG LLP, Calgary, AB, Canada, Auditor Firm ID: 85. For information on principal accountant fees and services, see "Audit committee - Pre-approval Policies and Procedures" and "Audit committee - External Auditor Service Fees" on page 41 of the TC Energy Annual information form.

OFF-BALANCE SHEET ARRANGEMENTS
The Registrants have no off-balance sheet arrangements, as defined in this Form, other than the guarantees and commitments described in Note 31 of the Notes to the audited consolidated financial statements attached to this Form 40-F and incorporated herein by reference.
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
For information on disclosure of contractual obligations, see "Financial Condition - Contractual obligations" in Management's discussion and analysis on page 96 of the TC Energy 2022 Management's discussion and analysis and audited consolidated financial statements.
IDENTIFICATION OF THE AUDIT COMMITTEE
Each Registrant has a separately-designated standing Audit committee. The members of each Audit committee as of February 13, 2023 (unless otherwise indicated) are:

Chair: Members:	U. Power C.F. Campbell(1) M.R. Culbert W.D. Johnson S.C. Jones T. Vandal D. Verma(2)
(1) Ms.Campbell was appointed as a member of the Audit Committee on June 7, 2022.
(2) Mr. Verma was appointed as a member of the Audit Committee on April 29, 2022.
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
Forward-looking statements included or incorporated by reference in this document include information about the following, among other things:
•our financial and operational performance, including the performance of our subsidiaries
•expectations about strategies and goals for growth and expansion, including acquisitions
•expected cash flows and future financing options available along with portfolio management, including our expectations regarding the size, timing and outcome of the asset divestiture program
•expected dividend growth
•expected duration of discounted DRP
•expected access to and cost of capital
•expected energy demand levels
•expected costs and schedules for planned projects, including projects under construction and in development
•expected capital expenditures, contractual obligations, commitments and contingent liabilities, including environmental remediation costs
•expected regulatory processes and outcomes
•statements related to our GHG emissions reduction goals
•expected outcomes with respect to legal proceedings, including arbitration and insurance claims
•the expected impact of future tax and accounting changes
•the commitments and targets contained in our 2022 Report on Sustainability and GHG Emissions Reduction Plan
•expected industry, market and economic conditions, including their impact on our customers and suppliers.
Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this document.

Our forward-looking information is based on the following key assumptions and subject to the following risks and uncertainties:
Assumptions
•realization of expected benefits from acquisitions, divestitures and energy transition
•regulatory decisions and outcomes
•planned and unplanned outages and the use of our pipelines, power and storage assets
•integrity and reliability of our assets
•anticipated construction costs, schedules and completion dates
•access to capital markets, including portfolio management
•expected industry, market and economic conditions, including the impact of these on our customers and suppliers
•inflation rates, commodity and labour prices
•interest, tax and foreign exchange rates
•nature and scope of hedging.
Risks and uncertainties
•realization of expected benefits from acquisitions and divestitures
•our ability to successfully implement our strategic priorities and whether they will yield the expected benefits
•our ability to implement a capital allocation strategy aligned with maximizing shareholder value
•the operating performance of our pipelines, power generation and storage assets
•amount of capacity sold and rates achieved in our pipeline businesses
•the amount of capacity payments and revenues from power generation assets due to plant availability
•production levels within supply basins
•construction and completion of capital projects
•cost and availability of, and inflationary pressures on, labour, equipment and materials
•the availability and market prices of commodities
•access to capital markets on competitive terms
•interest, tax and foreign exchange rates
•performance and credit risk of our counterparties
•regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims
•our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment
•our ability to realize the value of tangible assets and contractual recoveries
•competition in the businesses in which we operate
•unexpected or unusual weather
•acts of civil disobedience
•cyber security and technological developments
•ESG-related risks
•impact of energy transition on our business
•economic conditions in North America as well as globally
•global health crises, such as pandemics and epidemics, and the impacts related thereto.
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

DOCUMENTS FILED AS PART OF THIS REPORT

EXHIBITS

13.1	TC Energy Corporation Annual information form for the year ended December 31, 2022.

13.2
Management's discussion and analysis (included on pages 9 through 134 of the TC Energy Corporation 2022 Management's discussion and analysis and audited consolidated financial statements to shareholders).

13.3
2022 Audited consolidated financial statements (included on pages 135 through 225 of the TC Energy Corporation 2022 Management's discussion and analysis and audited consolidated financial statements to shareholders), including the Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements and the Report of Independent Registered Public Accounting Firm on the effectiveness of TC Energy's internal control over financial reporting as of December 31, 2022.

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

99.1
A copy of TC Energy Corporation's Code of Business Ethics Policy, as amended and filed with the Securities and Exchange Commission as part of a Form 6-K report on November 7, 2022, and incorporated by reference herein.

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

Date: February 14, 2023