Form 40-F
period 2023-12-31
TC ENERGY CORP; TRANSCANADA PIPELINES LTD
filed 2024-02-16
CIK 1232384, 99070

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
At December 31, 2023, 1,037,487,829 common shares;
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

At December 31, 2023, 992,720,977 common shares of TransCanada PipeLines Limited, which were all owned by TC Energy Corporation, were issued and outstanding.

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

Form	Registration No.
S-8	333-5916
S-8	333-8470
S-8	333-9130
S-8	333-151736
S-8	333-184074
S-8	333-227114
S-8	333-237979
F-3	33-13564
F-3	333-6132
F-10	333-208585
F-10	333-250988
F-10	333-252123
F-10	333-267323
F-10	333-276558

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

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION & ANALYSIS
Except sections specifically referenced below which shall be deemed incorporated by reference herein and filed, no other portion of the TC Energy 2023 Management's discussion and analysis and audited consolidated financial statements to shareholders, except as otherwise specifically incorporated by reference in the TC Energy Annual information form, shall be deemed filed with the U.S. Securities and Exchange Commission (the "Commission") as part of this report under the Exchange Act.
A.    Audited Consolidated Financial Statements
For audited consolidated financial statements, including the auditors' report, see pages 135 through 225 of the TC Energy 2023 Management's discussion and analysis and audited consolidated financial statements included herein.
B.    Management's Discussion and Analysis
For management's discussion and analysis, see pages 9 through 134 of the TC Energy 2023 Management's discussion and analysis and audited consolidated financial statements included herein under the heading "Management's discussion and analysis".
C.    Management's Report on Internal Control over Financial Reporting
For management's report on internal control over financial reporting, see "Management's Report on Internal Control over Financial Reporting" that accompanies the audited consolidated financial statements on page 135 of the TC Energy 2023 Management's discussion and analysis and audited consolidated financial statements included herein.
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
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
For information on disclosure controls and procedures and management's annual report on internal control over financial reporting, see "Other information - Controls and Procedures" on page 115 of the TC Energy 2023 Management's discussion and analysis and audited consolidated financial statements.
AUDIT COMMITTEE FINANCIAL EXPERT
Each Registrant's Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit committee. Ms. Una Power has been designated as an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange's listing standards applicable to each Registrant. The Commission has indicated that the designation of Ms. Power as an audit committee financial expert does not make Ms. Power an "expert" for any purpose, impose any duties, obligations or liability on Ms. Power that is greater than those imposed on members of the Audit committee and Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit committee.
CODE OF ETHICS
The Registrants have adopted a code of business ethics ("Code") for their directors, officers, employees and contractors. In 2023, the Code was updated with amendments to include the addition of a designated human rights section to capture the UN Global Compact Principles, linking human rights to TC Energy's Commitment Statement, and context regarding company training courses that support human rights awareness. Other minor amendments included additional clarifications regarding conducting outside business activities outside of company work hours and prohibited disclosures of confidential market moving information.
The Registrants' Code is available on TC Energy's website at www.tcenergy.com and any person can obtain the Code without charge upon request from the Corporate Secretary of TC Energy. No waivers have been granted from any provision of the Code during the 2023 fiscal year.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our independent registered public accounting firm is KPMG LLP, Calgary, AB, Canada, Auditor Firm ID: 85. For information on principal accountant fees and services, see "Audit committee - Pre-approval Policies and Procedures" and "Audit committee - External Auditor Service Fees" on page 35 of the TC Energy 2023 Annual information form.
OFF-BALANCE SHEET ARRANGEMENTS
The Registrants have no off-balance sheet arrangements, as defined in this Form, other than the guarantees and commitments described in Note 32 of the Notes to the audited consolidated financial statements attached to this Form 40-F and incorporated herein by reference.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS
For information on disclosure of contractual obligations, see "Financial Condition - Contractual obligations" in Management's discussion and analysis on page 96 of the TC Energy 2023 Management's discussion and analysis and audited consolidated financial statements.
IDENTIFICATION OF THE AUDIT COMMITTEE
Each Registrant has a separately-designated standing Audit committee. The members of the Audit committee as of February 15, 2024 (unless otherwise indicated) are:

Chair: Members:	U. Power C.F. Campbell M.R. Culbert W.D. Johnson S.C. Jones
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
Forward-looking statements included or incorporated by reference in this document include information about the following, among other things:
•our financial and operational performance, including the performance of our subsidiaries
•expectations about strategies and goals for growth and expansion, including acquisitions
•expected cash flows and future financing options available along with portfolio management
•expectations about the new Liquids Pipelines Company, South Bow Corporation, following the anticipated completion of the proposed spinoff transaction of our Liquids Pipelines business into a separate publicly listed company, including the management and credit ratings thereof
•expectations regarding the size, structure, timing, conditions and outcome of ongoing and future transactions, including the proposed spinoff transaction and our asset divestiture program
•expected dividend growth
•expected access to and cost of capital
•expected energy demand levels
•expected costs and schedules for planned projects, including projects under construction and in development
•expected capital expenditures, contractual obligations, commitments and contingent liabilities, including environmental remediation costs
•expected regulatory processes and outcomes
•statements related to our GHG emissions reduction goals
•expected outcomes with respect to legal proceedings, including arbitration and insurance claims
•expected impact of future tax and accounting changes
•commitments and targets contained in our Report on Sustainability and GHG Emissions Reduction Plan
•expected industry, market and economic conditions, including their impact on our customers and suppliers.

Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this document.
Our forward-looking information is based on the following key assumptions and subject to the following risks and uncertainties:
Assumptions
•realization of expected benefits from acquisitions, divestitures, the proposed spinoff transaction and energy transition
•regulatory decisions and outcomes
•planned and unplanned outages and the use of our pipelines, power and storage assets
•integrity and reliability of our assets
•anticipated construction costs, schedules and completion dates
•access to capital markets, including portfolio management
•expected industry, market and economic conditions, including the impact of these on our customers and suppliers
•inflation rates, commodity and labour prices
•interest, tax and foreign exchange rates
•nature and scope of hedging.
Risks and uncertainties
•realization of expected benefits from acquisitions, divestitures, the proposed spinoff transaction and energy transition
•terms, timing and completion of the proposed spinoff transaction, including the timely receipt of all necessary approvals and tax rulings
•that market or other conditions are no longer favourable to completing the proposed spinoff transaction
•business disruption during the period prior to or directly following the proposed spinoff transaction
•our ability to successfully implement our strategic priorities, including the Focus Project, and whether they will yield the expected benefits
•our ability to implement a capital allocation strategy aligned with maximizing shareholder value
•operating performance of our pipelines, power generation and storage assets
•amount of capacity sold and rates achieved in our pipeline businesses
•amount of capacity payments and revenues from power generation assets due to plant availability
•production levels within supply basins
•construction and completion of capital projects
•cost, availability of, and inflationary pressures on, labour, equipment and materials
•availability and market prices of commodities
•access to capital markets on competitive terms
•interest, tax and foreign exchange rates
•performance and credit risk of our counterparties
•regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims
•our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment
•our ability to realize the value of tangible assets and contractual recoveries
•competition in the businesses in which we operate
•unexpected or unusual weather
•acts of civil disobedience
•cybersecurity and technological developments
•sustainability-related risks
•impact of energy transition on our business
•economic conditions in North America, as well as globally
•global health crises, such as pandemics and epidemics, and the impacts related thereto.
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

DOCUMENTS FILED AS PART OF THIS REPORT

EXHIBITS

13.1	TC Energy Corporation Annual information form for the year ended December 31, 2023.

13.2
Management's discussion and analysis (included on pages 9 through 134 of the TC Energy Corporation 2023 Management's discussion and analysis and audited consolidated financial statements to shareholders).

13.3
2023 Audited consolidated financial statements (included on pages 135 through 225 of the TC Energy Corporation 2023 Management's discussion and analysis and audited consolidated financial statements to shareholders), including the Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements and the Report of Independent Registered Public Accounting Firm on the effectiveness of TC Energy's internal control over financial reporting as of December 31, 2023.

23.1	Consent of KPMG LLP, Chartered Professional Accountants, Independent Registered Public Accounting Firm.

31.1	Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

31.2	Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1	TC Energy Corporation's Policy Relating to Recovery of Erroneously Awarded Incentive-Based Compensation.

99.1
TC Energy Corporation's Code of Business Ethics Policy, as amended and filed with the Securities and Exchange Commission as part of a Form 6-K report on October 16, 2023, and incorporated by reference herein.

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

Date: February 16, 2024